As filed with the Securities and Exchange Commission on December 8, 2008

Registration No.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-4

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

ELECTRO SCIENTIFIC INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

Oregon	3690	93-0370304
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

13900 NW Science Park Drive

Portland, Oregon 97229

(503) 641-4141

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Paul Oldham

Vice President of Administration, Chief Financial Officer and Corporate Secretary

Electro Scientific Industries, Inc.

13900 NW Science Park Drive

Portland, Oregon 97229

(503) 641-4141

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Steven Hull Margaret Hill Noto Lori J. Le Cheminant Stoel Rives LLP 900 SW Fifth Avenue Portland, Oregon 97204-1268 (503) 224-3380	J. Bruce Robinson Chief Executive Officer Zygo Corporation Laurel Brook Road Middlefield, Connecticut 06455 (860) 347-8506	Paul Jacobs Sheldon G. Nussbaum Manuel G.R. Rivera Fulbright & Jaworski L.L.P. 666 Fifth Avenue New York, New York 10103 (212) 318-3000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and all other conditions to the proposed merger described herein have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒

Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (3)
Common Stock	17,600,000	N/A	$101,819,601.44 (2)	$4,001.51

(1)	This registration statement relates to an estimate of the maximum number of shares, no par value, of the registrant (“ESI”) issuable to holders of shares of common stock, par value $0.10 per share (“Common Stock”), and holders of warrants to purchase Common Stock, of Zygo Corporation (“Zygo”), in the proposed merger of Zygo with and into a wholly owned subsidiary of ESI. The amount of ESI common stock to be registered has been determined by multiplying an estimate of the maximum number of shares of Zygo Common Stock, including shares of Zygo Common Stock issuable upon exercise of such warrants, that may be outstanding immediately prior to the completion of the transaction by 1.0233 (the number of shares of ESI common stock to be issued for each outstanding share of Zygo Common Stock.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f) under the Securities Act of 1933, as amended. The proposed maximum aggregate offering price for the common stock is the product of (x) $5.92, the average of the high and low sales prices of Zygo common stock, as quoted on The NASDAQ Global Market, on December 2, 2008, and (y) 17,199,257, the estimated maximum number of shares of Zygo common stock that may be exchanged for the shares of common stock of the registrant being registered.
(3)	Pursuant to Rule 457(p) under the Securities Act of 1933, the filing fee has been offset against the filing fee previously paid by the registrant in the amount of $4,001.51 with respect to shares of Common Stock registered under the registration statement on Form S-4 filed by the registrant on December 8, 2008 (Registration No. 333-155977) which was subsequently withdrawn.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. We may not sell the securities offered by this Prospectus/Proxy Statement until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus/Proxy Statement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where an offer, solicitation or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION—DATED DECEMBER 8, 2008

PROPOSED MERGER—YOUR VOTE IS VERY IMPORTANT

Each of the boards of directors of Electro Scientific Industries, Inc. (“ESI”) and Zygo Corporation (“Zygo”) approved a strategic merger combining ESI and Zygo. We believe that the proposed merger will create a premier photonics microengineering and metrology systems company.

ESI and Zygo entered into an Agreement and Plan of Merger and Reorganization, as amended (the “merger agreement”), under which Zygo will merge with and into a newly formed, wholly owned, subsidiary of ESI.

In the proposed merger, Zygo stockholders will receive 1.0233 shares of ESI common stock for each share of Zygo common stock. This exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to the closing. ESI’s stockholders will continue to own their existing shares, which will not be exchanged in connection with the merger. Based upon the number of shares outstanding on the date of the merger agreement, Zygo’s former stockholders will own approximately 40% of the then outstanding ESI common stock on a fully diluted basis upon completion of the merger. The value of the merger consideration to be received in exchange for each share of Zygo common stock will fluctuate with the market price of ESI common stock.

Based on the closing sale price for ESI common stock on October 15, 2008, the last trading day before public announcement of the merger, the 1.0233 exchange ratio represented approximately $10.30 in value for each share of Zygo common stock. Based on the closing sale price for ESI common stock on December 4, 2008, the latest practicable date before the printing of this joint proxy statement/prospectus, which we refer to as this “Prospectus/Proxy Statement,” the 1.0233 exchange ratio represented approximately $6.24 in value for each share of Zygo common stock.

ESI common stock is listed on The NASDAQ Global Market under the symbol “ESIO.” Zygo common stock is listed on The NASDAQ Global Market under the symbol “ZIGO.” We urge you to obtain current market quotations for the shares of ESI and Zygo.

Your vote is very important. The merger cannot be completed unless ESI stockholders adopt and approve the issuance of ESI common stock in the merger and Zygo stockholders adopt and approve the merger agreement. Each of ESI and Zygo is holding a special meeting of its stockholders to vote on the proposals necessary to complete the merger. Information about these meetings, the merger and the other business to be considered by stockholders is contained in this Prospectus/Proxy Statement. We urge you to read this Prospectus/Proxy Statement carefully. You should also carefully consider the risk factors beginning on page 26.

At the ESI special meeting, ESI stockholders will also consider a proposal to approve an amendment to ESI’s 1990 Employee Stock Purchase Plan to increase the number of shares reserved for issuance under the plan.

Whether or not you plan to attend your respective company’s special meeting of stockholders, please submit your proxy as soon as possible to make sure that your shares are represented at that meeting.

The ESI board of directors recommends that you vote FOR the proposal to approve the issuance of ESI common stock in the merger and FOR the proposal to amend ESI’s 1990 Employee Stock Purchase Plan to increase the number of shares reserved for issuance under the plan.

Zygo’s board of directors recommends that you vote FOR the proposal to adopt and approve the merger agreement.

Nicholas Konidaris	J. Bruce Robinson
President, Chief Executive Officer and Director	Chairman and Chief Executive Officer
Electro Scientific Industries, Inc.	Zygo Corporation

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or determined if this Prospectus/Proxy Statement is truthful or complete. Any representation to the contrary is a criminal offense.

This Prospectus/Proxy Statement is dated [—], 2008, and is first being mailed to stockholders of ESI and Zygo on or about [—], 2008.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON [—]

To the Stockholders of Electro Scientific Industries, Inc.:

A special meeting of stockholders of Electro Scientific Industries, Inc. will be held at [—], on [—] at [— ] a.m., local time, for the following purposes:

1. To approve the issuance of ESI common stock pursuant to the Agreement and Plan of Merger and Reorganization, dated as of October 15, 2008, by and among Electro Scientific Industries, Inc., Zirkon Merger Sub, LLC and Zygo Corporation, as the same may be amended from time to time (the “Share Issuance”).

2. To approve an amendment to ESI’s 1990 Employee Stock Purchase Plan to increase the number of shares reserved for issuance under the plan by 2,000,000 shares (the “ESPP Amendment”).

3. To approve any motion to adjourn or postpone the special meeting to another time or place if necessary to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the first two proposals listed above.

4. To transact such other business as may properly come before the special meeting or any adjournment or postponement thereof.

The approval of the first proposal is required for completion of the merger. The accompanying Prospectus/Proxy Statement further describes the matters to be considered at the meeting. A copy of the merger agreement has been included as Annex A to this Prospectus/Proxy Statement.

The ESI board of directors has set [—], 2008 as the record date for the special meeting. Only holders of record of ESI common stock at the close of business on [—], 2008 will be entitled to notice of and to vote at the special meeting and any adjournments or postponements thereof. The special meeting will begin promptly at [—] a.m., local time. Check-in will begin at [—] a.m., local time, and you should allow ample time for check-in procedures. Any stockholder entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote on such stockholder’s behalf. Such proxy need not be a holder of ESI common stock. To ensure your representation at the special meeting, please complete and return the enclosed proxy card or submit your proxy by telephone or through the Internet. Please submit your proxy promptly whether or not you expect to attend the special meeting. Submitting a proxy now will not prevent you from being able to vote at the special meeting by attending in person and casting a vote.

The ESI board of directors recommends that you vote FOR the proposal to approve the issuance of ESI common stock in the merger, FOR the proposal to amend ESI’s 1990 Employee Stock Purchase Plan to increase the number of shares reserved for issuance under the plan and FOR the proposal to approve any motion to adjourn or postpone the special meeting to another time or place if necessary to solicit additional proxies.

By Order of the Board of Directors,

Nicholas Konidaris

President, Chief Executive Officer and Director

Portland, Oregon

[—], 2008

PLEASE SUBMIT A PROXY FOR YOUR SHARES PROMPTLY. YOU CAN FIND INSTRUCTIONS FOR SUBMITTING A PROXY ON THE ENCLOSED PROXY CARD. IF YOU HAVE QUESTIONS ABOUT THE PROPOSALS OR ABOUT SUBMITTING A PROXY FOR YOUR SHARES, PLEASE CALL D.F. KING & CO, INC. AT (888) 628-9011 (TOLL FREE) OR (212) 269-5550 (COLLECT) OR VIA EMAIL AT ESIO@DFKING.COM.

Zygo Corporation Laurel Brook Road Middlefield, Connecticut 06455 Voice: 860 347-8506 Fax: 860 346-4188
www.zygo.com

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON [—]

To the Stockholders of Zygo Corporation:

A special meeting of stockholders of Zygo Corporation will be held at [—], on [— ] at [—] a.m., local time, for the following purposes:

1. To adopt and approve the Agreement and Plan of Merger and Reorganization, dated as of October 15, 2008, by and among Electro Scientific Industries, Inc., Zirkon Merger Sub, LLC and Zygo Corporation, as the same may be amended from time to time (the “Merger Proposal”).

2. To approve any motion to adjourn or postpone the special meeting to another time or place if necessary to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the proposal listed above.

3. To transact such other business as may properly come before the special meeting or any adjournment or postponement thereof.

The accompanying Prospectus/Proxy Statement further describes the matters to be considered at the special meeting. A copy of the merger agreement has been included as Annex A to this Prospectus/Proxy Statement.

Zygo’s board of directors has set [—], 2008 as the record date for the special meeting. Only holders of record of shares of Zygo common stock at the close of business on [—], 2008 will be entitled to notice of and to vote at the special meeting and any adjournments or postponements thereof. The special meeting will begin promptly at [—] a.m., local time. Check-in will begin at [—] a.m., local time, and you should allow ample time for check-in procedures. To ensure your representation at the special meeting, please complete and return the enclosed proxy card or submit your proxy by telephone or through the Internet. Please submit your proxy promptly whether or not you expect to attend the special meeting. Submitting a proxy now will not prevent you from being able to vote at the special meeting by attending in person and casting a vote.

Zygo’s board of directors recommends that you vote FOR the proposal to adopt and approve the merger agreement and FOR the proposal to approve any motion to adjourn or postpone the special meeting to another time or place if necessary to solicit additional proxies.

By Order of the Board of Directors,

J. Bruce Robinson

Chairman and Chief Executive Officer

Middlefield, Connecticut

[—], 2008

PLEASE SUBMIT A PROXY FOR YOUR SHARES PROMPTLY. YOU CAN FIND INSTRUCTIONS FOR SUBMITTING A PROXY ON THE ENCLOSED PROXY CARD. IF YOU HAVE QUESTIONS ABOUT THE PROPOSALS OR ABOUT SUBMITTING A PROXY FOR YOUR SHARES, PLEASE CALL D.F. KING & CO, INC. AT (888) 887-0082 (TOLL FREE) OR (212) 269-5550 (COLLECT) OR VIA EMAIL AT ZIGO@DFKING.COM.

ADDITIONAL INFORMATION

This Prospectus/Proxy Statement incorporates by reference important business and financial information about ESI from other documents that are not included in or delivered with this Prospectus/Proxy Statement. For a listing of the documents incorporated by reference into this Prospectus/Proxy Statement, see “Where You Can Find More Information.” This information is available to you without charge upon your written or oral request. You may obtain the documents incorporated by reference into this document through the SEC Web site at http://www.sec.gov or by requesting them in writing or by telephone at the address and telephone number below:

Electro Scientific Industries, Inc.

13900 NW Science Park Drive

Portland, OR 97229

(503) 641-4141

In addition, you may obtain copies of this information by making a request through ESI’s investor relations department by sending an email to smithb@esi.com.

You may also obtain documents incorporated by reference into this Prospectus/Proxy Statement by requesting them in writing or by telephone from D.F. King & Co., Inc, each of ESI’s and Zygo’s proxy solicitation agent, at the following addresses and telephone numbers:

ESI stockholders:	Zygo stockholders:

D.F. King & Co., Inc. 48 Wall Street, 22nd Floor New York, NY 10005 (212) 269-5550 (collect) (888) 628-9011 (toll free) ESIO@dfking.com (email)	D.F. King & Co., Inc. 48 Wall Street, 22nd Floor New York, NY 10005 (212) 269-5550 (collect) (888) 887-0082 (toll free) ZIGO@dfking.com (email)

To receive timely delivery of the documents in advance of the meetings, you should make your request no later than [—], 2008.

SUBMITTING A PROXY BY INTERNET OR BY TELEPHONE

ESI stockholders of record on the close of business on [—], 2008, the record date for the ESI special meeting, may submit their proxies by telephone or via the Internet by following the instructions on their proxy card or voting form. If you have any questions regarding whether you are eligible to submit your proxy by telephone or via the Internet, please contact D.F. King & Co., Inc. by telephone at (888) 628-9011 (toll free) or (212) 269-5550 (collect) or via email at esio@dfking.com.

Zygo stockholders of record on the close of business on [—], 2008, the record date for the Zygo special meeting, may submit their proxies by telephone or Internet by following the instructions on their proxy card or voting form. If you have any questions regarding whether you are eligible to submit your proxy by telephone or via the Internet, please contact D.F. King & Co., Inc. by telephone at (888) 887-0082 (toll free) or (212) 269-5550 (collect) or via email at zigo@dfking.com.

i

Annexes

A	Agreement and Plan of Merger and Reorganization, dated as of October 15, 2008, by and among ESI, Zirkon Merger Sub, LLC and Zygo, as amended by Amendment No. 1 thereto dated December 2, 2008

B	Opinion of Needham & Company, LLC

C	Opinion of Goldman, Sachs & Co.

D	ESI 1990 Employee Stock Purchase Plan, as amended

QUESTIONS AND ANSWERS ABOUT THE MEETINGS

The following questions and answers briefly address some commonly asked questions about the ESI and the Zygo special meetings. The following questions and answers may not include all the information that is important to stockholders of ESI and Zygo. We urge stockholders to read carefully this entire Prospectus/Proxy Statement, including the annexes and the other documents referred to herein.

Q:	Why am I receiving these materials?

A:	We are sending you these materials to help you decide how to vote your shares of ESI or Zygo stock with respect to the proposed merger of ESI and Zygo and related transactions.

The merger cannot be completed unless ESI stockholders approve the issuance of ESI common stock in the merger and Zygo stockholders adopt and approve the merger agreement. Each of ESI and Zygo is holding its special meeting of stockholders to vote on the proposals necessary to complete the merger. Information about these meetings, the merger and the other business to be considered by stockholders is contained in this Prospectus/Proxy Statement.

We are delivering this document to you as both a joint proxy statement of ESI and Zygo and a prospectus of ESI. It is a joint proxy statement because each of our boards of directors is soliciting proxies from its stockholders. It is a prospectus because ESI will exchange shares of its common stock for shares of Zygo common stock in the merger.

Q:	What will stockholders receive in the merger?

A:	At the effective time of the merger, each outstanding share of Zygo common stock will be converted into the right to receive 1.0233 shares of ESI common stock in the merger, which we refer to as the “exchange ratio.” Holders of Zygo common stock will not receive any fractional ESI shares in the merger. Instead, the total number of shares that each holder of Zygo common stock will receive in the merger will be rounded down to the nearest whole number, and ESI will pay cash for any resulting fractional share that a Zygo stockholder otherwise would be entitled to receive. The amount of cash payable for a fractional share of ESI common stock will be determined by multiplying the fraction by the average closing price for ESI common stock on The NASDAQ Global Market for the five consecutive trading days immediately prior to the date that the merger becomes effective.

ESI’s stockholders will continue to own their existing shares and will not need to exchange their existing shares in connection with the merger.

Q:	When do ESI and Zygo expect to complete the merger?

A:	ESI and Zygo expect to complete the merger after all conditions to the merger in the merger agreement are satisfied or waived, including the receipt of stockholder approvals at the special meetings of ESI and Zygo and the receipt of all required regulatory approvals. ESI and Zygo currently expect to complete the merger during the first calendar quarter of 2009. However, it is possible that factors outside of either company’s control could cause the merger to be completed at a later time or not at all.

Q:	How do the boards of directors of ESI and Zygo recommend that I vote?

A:	The ESI board of directors recommends that holders of ESI common stock vote FOR the proposal to approve the issuance of ESI common stock in the merger, FOR the proposal to amend ESI’s 1990 Employee Stock Purchase Plan and FOR the proposal to approve any motion to adjourn or postpone the special meeting to another time or place if necessary to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the first two proposals.

Zygo’s board of directors recommends that Zygo stockholders vote FOR the proposal to adopt and approve the merger agreement and FOR the proposal to approve any motion to adjourn or postpone the special meeting to another time or place if necessary to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the first proposal.

Q:	What vote is required to approve each proposal?

A:	For ESI Stockholders:

To approve the issuance of ESI common stock in the merger: the affirmative vote of a majority of votes cast by holders present in person or represented by proxy and entitled to vote on the matter is required to approve the issuance of ESI common stock in the merger, which is referred to in this Prospectus/Proxy Statement as the Share Issuance.

To approve the amendment to ESI’s 1990 Employee Stock Purchase Plan: the affirmative vote of a majority of votes cast by holders present in person or represented by proxy and entitled to vote on the matter is required to adopt and approve an amendment to ESI’s 1990 Employee Stock Purchase Plan to increase the number of shares of ESI stock reserved for issuance under the plan from 1,900,000 shares to 3,900,000 shares, which is referred to in this Prospectus/Proxy Statement as the ESPP Amendment.

To approve any motion to adjourn or postpone the special meeting: the affirmative vote of a majority of votes cast by holders present in person or represented by proxy and entitled to vote on the matter is required to approve any motion to adjourn or postpone the special meeting to another time or place if necessary to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the first proposal listed above.

The approval of the first proposal is required for completion of the merger.

For Zygo Stockholders:

To adopt and approve the merger agreement: the affirmative vote of a majority of the outstanding shares of Zygo common stock entitled to vote is required to adopt and approve the merger agreement, which is referred to in this Prospectus/Proxy Statement as the Merger Proposal.

To approve any motion to adjourn or postpone the special meeting: the affirmative vote of a majority of votes cast by holders present in person or represented by proxy and entitled to vote on the matter is required to approve any motion to adjourn or postpone the special meeting to another time or place if necessary to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the first proposal listed above.

Q:	What if I do not vote on the matters relating to the merger?

A:	If you are an ESI stockholder and you fail to vote or fail to instruct your broker or other nominee how to vote on the Share Issuance, your shares will not be counted as present for purposes of determining whether a quorum exists and your failure to vote or instruct your broker or other nominee how to vote will have no effect on the outcome of the vote for this proposal. If you “abstain” from voting, your shares represented by the proxy will be counted as present for purposes of determining whether a quorum exists and will have no effect on the outcome of the vote for this proposal. If you submit a proxy but do not indicate how you want your shares to be voted on the Share Issuance, your proxy will be counted as present for purposes of determining whether a quorum exists and will be counted as voting in favor of the Share Issuance.

If you are a Zygo stockholder and you either (i) fail to vote or fail to instruct your broker or other nominee how to vote on the Merger Proposal, or (ii) “abstain” from voting on the Merger Proposal, it will have the same effect as a vote against the Merger Proposal. If you submit a proxy but do not indicate how you want your shares to be voted on the Merger Proposal, your shares will be counted as voting in favor of the Merger Proposal.

Q:	How do I submit a proxy?

A:	You may submit a proxy before your company’s special meeting in one of the following ways:

•	by telephone, using the toll free number shown on your proxy card;

•	via the Internet, by visiting the Web site shown on your proxy card; or

•	by mail, by completing, signing, dating and returning the enclosed proxy card in the enclosed postage-paid envelope.

You may also cast your vote in person at your company’s special meeting.

If your shares are held in “street name,” through a broker, a bank or another nominee, that institution will send you separate instructions describing the procedure for voting your shares. “Street name” stockholders who wish to vote at the meeting will need to obtain a proxy form from the institution that holds their shares.

Q:	What do I need to do now?

A:	After carefully reading and considering the information contained in this Prospectus/Proxy Statement, please submit a proxy to vote your shares as soon as possible so that your shares will be represented at your respective company’s special meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee. As noted below, you may change your vote at any time before your proxy is voted at the applicable special meeting.

Q:	When and where are the ESI and Zygo special meetings of stockholders?

A:	The special meeting of ESI stockholders will be held at [—], on [—] at [— ] a.m., local time. Subject to space availability, all stockholders as of the record date, or their duly appointed proxies, may attend the meeting. Since seating is limited, admission to the meeting will be on a first-come, first-served basis. Registration and seating will begin at [—] a.m., local time.

The special meeting of Zygo stockholders will be held at [—], on [—] at [—] a.m., local time. Subject to space availability, all stockholders as of the record date, or their duly appointed proxies, may attend the meeting. Since seating is limited, admission to the meeting will be on a first-come, first-served basis. Registration and seating will begin at [—] a.m., local time.

Q:	If my shares are held in “street name” by a broker or another nominee, will my broker or nominee vote my shares for me?

A:	Your broker or other nominee does not have authority to vote on the proposals described in this Prospectus/Proxy Statement without receiving instructions from the beneficial owner as to how the shares are to be voted. Your broker or other nominee will vote your shares held by it in “street name” with respect to these matters ONLY if you provide instructions to it on how to vote. You should follow the directions that your broker or other nominee provides.

Q:	What constitutes a quorum?

A:	Stockholders who hold a majority of ESI’s common stock issued and outstanding as of the close of business on the record date for the ESI special meeting and who are entitled to vote must be present in person or represented by proxy in order to constitute a quorum to conduct business at the ESI special meeting.

Stockholders who hold a majority of the Zygo common stock issued and outstanding as of the close of business on the record date for the Zygo special meeting and who are entitled to vote must be present or represented by proxy in order to constitute a quorum to conduct business at the Zygo special meeting.

Q:	What if I hold shares in both ESI and Zygo?

A:	If you are a stockholder of both ESI and Zygo, you will receive two separate packages of proxy materials. A vote as an ESI stockholder for the Share Issuance and the ESPP Amendment will not constitute a vote as a Zygo stockholder for the Merger Proposal, or vice versa. Therefore, please complete, sign, date and return all proxy cards that you receive, whether from ESI or Zygo, or submit a proxy, with respect to each of ESI and Zygo, to have your shares as both an ESI and a Zygo stockholder voted.

Q:	May I change my vote after I have submitted my proxy?

A:	Yes. You may change your vote at any time before your proxy is voted at the applicable special meeting. You may do this in one of four ways:

•	by sending a notice of revocation to the corporate secretary of ESI or Zygo, as applicable;

•	by sending a completed proxy card bearing a later date than your original proxy card;

•

by submitting a later dated proxy via the Internet in the same manner that you submitted your earlier proxy via the Internet or by calling the telephone number specified on your proxy card, in each case following the instructions on the proxy card; or

•	by attending the applicable special meeting and voting in person.

Your attendance at your company’s special meeting alone will not revoke any proxy. If you choose any of the first three methods, you must take the described action no later than the beginning of the applicable special meeting.

If your shares are held in an account at a broker or another nominee, you should contact your broker or other nominee to change your vote.

Q:	What are the material United States federal income tax consequences of the merger?

A:	ESI and Zygo intend for the merger to qualify as a reorganization within the meaning of section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer to as the “Code,” for U.S. federal income tax purposes. Accordingly, a holder of Zygo common stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of the holder’s shares of Zygo common stock for shares of ESI common stock pursuant to the merger, except for any gain or loss recognized in connection with any cash received instead of a fractional share of ESI common stock.

Zygo stockholders should review carefully the information under the caption “Material U.S. Federal Income Tax Consequences” for a description of the material U.S. federal income tax consequences to them of the merger. Your tax consequences will depend on your own situation. You should consult your tax advisor to determine the particular tax consequences of the merger to you.

Q:	Do I have appraisal rights?

A:	Neither the holders of ESI common stock nor the holders of Zygo common stock will be entitled to exercise any appraisal rights in connection with the merger.

Q:	Should I send in my stock certificates now?

A:	No. Please do not send your stock certificates with your proxy card.

If you are a holder of Zygo common stock, you will receive written instructions from the exchange agent after the merger is completed on how to exchange your Zygo stock certificates for certificates representing shares of ESI common stock. ESI stockholders will not be exchanging their stock certificates in connection with the merger. Accordingly, ESI stockholders holding stock certificates should keep their stock certificates both now and after the merger is completed.

Q:	What if I hold Zygo or ESI stock options or other stock-based awards?

A:	ESI stock options and other equity-based awards, including restricted stock units, will remain outstanding and will not be changed in connection with the merger.

In the merger, all outstanding Zygo stock options with an exercise price of not more than $40 per share and all Zygo restricted stock units will be converted into ESI common stock options and restricted stock units, respectively. The number of shares covered by those options and units, and the exercise prices under those options, will be adjusted proportionately based on the exchange ratio. Zygo stock options with an exercise price greater than $40 per share will be cancelled in the merger. Each share of outstanding Zygo restricted stock will be converted into the right to receive 1.0233 shares of ESI restricted common stock in the merger, generally under the same terms and conditions as existed previously, as described under “The Merger Agreement—Consideration to Be Received in the Merger.”

Q:	Whom should I contact if I have any questions about the merger, the proxy materials or voting power?

A:	If you have any questions about the merger or if you need assistance in submitting your proxy or voting your shares or need additional copies of the Prospectus/Proxy Statement or the enclosed proxy card, you should contact the proxy solicitation agent for the company in which you hold shares.

If you are an ESI stockholder, you should contact D.F. King & Co., Inc., the proxy solicitation agent for ESI, by telephone at (888) 628-9011 (toll free) or (212) 269-5550 (collect) or via email at esio@dfking.com. If you are a Zygo stockholder, you should contact D.F. King & Co., Inc., the proxy solicitation agent for Zygo, by telephone at (888) 887-0082 (toll free) or (212) 269-5550 (collect) or via email at zigo@dfking.com. If your shares are held in a stock brokerage account or by a bank or another nominee, you should call your broker or other nominee for additional information.

SUMMARY

This summary highlights selected information contained in this Prospectus/Proxy Statement, referred to as this Prospectus/Proxy Statement, and does not contain all the information that may be important to you. Each section of this summary is qualified in its entirety by reference to the full discussions of the related matters in the body of this Prospectus/Proxy Statement, and ESI and Zygo urge you to read carefully this Prospectus/Proxy Statement, including the annexes, in its entirety. Additional important information is also contained in the documents incorporated by reference into this Prospectus/Proxy Statement—see “Where You Can Find More Information” beginning on page 236. Unless stated otherwise, all references in this Prospectus/Proxy Statement to ESI are to Electro Scientific Industries, Inc., all references to Zygo are to Zygo Corporation and all references to the merger agreement are to the Agreement and Plan of Merger and Reorganization, dated as of October 15, 2008, by and among ESI, Zirkon Merger Sub, LLC and Zygo, as amended by Amendment No. 1 thereto dated December 2, 2008, a copy of which is attached as Annex A to this Prospectus/Proxy Statement.

The Merger

Each of the boards of directors of ESI and Zygo approved a strategic merger of ESI and Zygo. ESI and Zygo entered into a merger agreement pursuant to which Zygo will merge with and into Zirkon Merger Sub, LLC, a newly formed, wholly owned subsidiary of ESI (“Zirkon”). Zirkon will survive the merger as a wholly owned subsidiary of ESI and its name will change to Zygo, LLC. In the proposed merger, Zygo stockholders will receive 1.0233 shares of ESI common stock for each share of Zygo common stock. This exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to the closing. Based upon the number of shares outstanding on the date of the merger agreement, following the merger, Zygo’s former stockholders will own approximately 40% of ESI’s then outstanding common stock on a fully diluted basis. ESI’s stockholders will continue to own their existing shares, and will not need to exchange them in connection with the merger.

A copy of the merger agreement is attached as Annex A to this Prospectus/Proxy Statement. We encourage you to read the entire merger agreement carefully because it is the principal document governing the merger. For more information on the merger agreement, see “The Merger Agreement” beginning on page 82.

The Parties

ESI

ESI and its subsidiaries provide high-technology manufacturing equipment to the global electronics market, including advanced laser systems that are used to microengineer electronic device features in high-volume manufacturing environments. ESI’s customers are primarily manufacturers of semiconductors, passive components and interconnect devices. ESI’s equipment enables these manufacturers to achieve the yield and productivity gains in their manufacturing processes that can be critical to their profitability. The components and devices manufactured by ESI’s customers are used in a wide variety of end products in the computer, consumer electronics and communications industries.

For the year ended March 29, 2008, which was a ten-month year, ESI had net sales of approximately $247.1 million and net income of approximately $16.5 million. For the six months ended September 27, 2008, ESI had revenues of approximately $113.6 million and net loss of approximately $6.8 million.

ESI was founded in 1944 and is incoroprated under the laws of Oregon. ESI’s headquarters are located at 13900 NW Science Park Drive, Portland, Oregon 97229, and its telephone number is (503) 641-4141. ESI’s primary manufacturing facilities are located in Portland and Klamath Falls, Oregon.

Zygo

Zygo designs, develops and manufactures ultra-high precision measurement solutions to improve its customers’ manufacturing yields, and top-tier optical sub-systems and components for original equipment manufacturers (“OEM”) and end-user applications. Zygo operates with two divisions. The Metrology Solutions Division manufactures products to improve quality, increase productivity and decrease the overall cost of product development and manufacturing for high-technology companies. Zygo’s Optical Systems Division provides leading-edge product development and manufacturing services that leverage a variety of core technologies across medical, defense, semiconductor, laser fusion research, biomedical and other industrial markets.

Zygo’s solutions are primarily based on optical interferometric technology. Zygo continues to be a world leader in optical interferometry with a patent portfolio of approximately 290 active and 206 pending patents, most of which are related to the broad field of interferometry and its practical application.

For the fiscal year ended June 30, 2008, Zygo had net sales of approximately $159.0 million and net earnings of approximately $1.2 million. For the three months ended September 30, 2008, Zygo had net sales of approximately $38.4 million and net earnings of approximately $0.5 million.

Zygo was incorporated in 1970 under the laws of the State of Delaware. The address of Zygo’s principal executive offices is Laurel Brook Road, Middlefield, Connecticut, 06455-1291, and its telephone number at this address is (860) 347-8506. Zygo’s principal manufacturing facility is also located on Laurel Brook Road in Middlefield, Connecticut.

For more information on Zygo, see “Information About Zygo” beginning on page 123, “Information About Zygo’s Business” beginning on page 133 and “Where You Can Find More Information” on page 236.

Zirkon Merger Sub, LLC

Zirkon Merger Sub, LLC, or Zirkon, a wholly owned subsidiary of ESI, is a Delaware limited liability company formed on October 3, 2008 for the purpose of effecting the merger. Upon completion of the merger, Zygo will merge with and into Zirkon. Zirkon will survive the merger as a wholly owned subsidiary of ESI and its name will change to Zygo, LLC.

Zirkon has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable regulatory filings in connection with the merger.

ESI’s Reasons for the Merger (see page 51)

In the course of determining that the merger and the merger agreement, and related transactions, are advisable and in the best interests of ESI and its stockholders, the ESI board of directors consulted with management as well as its financial and legal advisors and considered a number of factors in making its determination. The ESI board of directors concluded that the merger could enhance stockholder value by:

•

Creating growth opportunities by facilitating the entry of ESI and Zygo products into new markets. The technology of the two companies is complementary, with little overlap. As a result, ESI believes that Zygo’s products and existing customer base will provide ESI access to customers in adjacent markets in the semiconductor, microelectronics, medical and industrial sectors previously targeted by ESI as areas for potential growth. Zygo’s metrology and optics products and expertise also may create new application opportunities for ESI’s micro-machining products. ESI also believes that it can use its sales force and existing customer relationships to accelerate adoption of certain of Zygo’s products in the semiconductor and microengineering markets. For example, ESI believes its systems engineering expertise and global support infrastructure can be used to increase the adoption of Zygo’s in-line semiconductor metrology systems and flat-panel display inspection and repair systems into high-volume manufacturing applications, and can extend applications of Zygo’s existing products and technologies into new market segments and geographies.

•

Providing the combined company with increased scale and cost savings. ESI believes that the greater revenues, resources, and global infrastructure of the combined company will enhance its ability to compete in the global marketplace, more readily make strategic investments, and better endure economic and market cyclicality. ESI also believes the combined company can reduce operating costs by $5 million to $7 million by the end of the first fiscal year of combined operations through supply-related synergies, reduction of duplicative public company costs and facilities, and consolidation of selling, marketing, general, administrative, and research and development costs.

•

Access to new market segments may mitigate impact of market cyclicality. ESI currently serves the semiconductor memory manufacturing, general semiconductor manufacturing, high-precision manufacturing and microelectronics industries, which are largely dependent on consumer-driven computer, wireless and consumer electronics end-markets. By acquiring Zygo, which generates a significant portion of its revenues from sales to the industrial, medical, defense and flat-panel display markets, ESI believes that its exposure to the more volatile consumer electronics end-market and semiconductor memory manufacturing industry may be mitigated and the revenues and cash flows of the combined businesses may be less impacted by changes in the business cycle.

The ESI board of directors also considered a number of other factors and risks concerning the merger, which are described in greater detail on pages 51 to 53.

Zygo’s Reasons for the Merger (see page 53)

Zygo’s board of directors considered a number of factors in making its determination that the merger and the merger agreement are advisable and in the best interests of Zygo and its stockholders, including the following:

•

the merger consideration to be received by Zygo stockholders, which Zygo’s board of directors concluded would be likely to deliver greater long-term value to Zygo’s stockholders than would be expected if Zygo remained independent;

•

participation by Zygo’s stockholders in the future growth of an organization with considerably greater scale and breadth than Zygo alone, and their ability to benefit from the synergies that are expected to be realized as a result of the merger;

•

Zygo’s prospects as an independent company, including the significant risks associated with remaining independent and the Zygo board of directors’ view that Zygo could best realize long-term stockholder value as part of a global semiconductor enterprise with greater scale and reach;

•	a long-term trend towards consolidation and increasingly larger companies in both the semiconductor industry and the suppliers to that industry;

•	the several month process conducted prior to the signing of the merger agreement;

•

the opinion of Goldman Sachs, dated October 15, 2008, that, as of such date and based upon and subject to the factors and assumptions set forth in the opinion, the exchange ratio of 1.0233 shares of ESI common stock to be paid for each share of Zygo common stock pursuant to the merger agreement was fair from a financial point of view to the holders of shares of Zygo common stock;

•	the terms of the merger agreement, including its termination provisions, the “breakup” and “reverse breakup” fees and Zygo’s ability to respond to and accept a superior proposal;

•	the relatively limited nature of the closing conditions included in the merger agreement and the likelihood that the merger will be completed; and

•	the fact that the merger is expected to be tax-free to Zygo stockholders for U.S. federal income tax purposes, other than with respect to cash received for fractional shares.

Zygo’s board of directors also identified and considered a number of countervailing factors and risks that could arise from the merger, which are described in detail on pages 53 to 56.

What Zygo Stockholders Will Receive in the Merger (see page 83)

At the effective time of the merger, each outstanding share of Zygo common stock will be converted into the right to receive 1.0233 shares of ESI common stock in the merger, which we refer to as the exchange ratio. Holders of Zygo common stock will not receive any fractional ESI shares in the merger. Instead, the total number of shares that each holder of Zygo common stock will receive in the merger will be rounded down to the nearest whole number, and ESI will pay cash for any resulting fractional share that a Zygo stockholder otherwise would be entitled to receive. The amount of cash payable for a fractional share of ESI common stock will be determined by multiplying the fraction by the average closing price for ESI common stock on The NASDAQ Global Market for the five consecutive trading days immediately prior to the date that the merger becomes effective.

Example: If you currently own 25 shares of Zygo common stock, absent the treatment of the fractional shares described above you would be entitled to receive (25 x 1.0233) or 25.5825 shares of ESI common stock. Since fractional shares will not be issued, you will be entitled to 25 shares of ESI common stock and a check for the market value of 0.5825 shares of ESI common stock based on the average closing price of ESI common stock for the five consecutive trading days immediately prior to the date that the merger becomes effective.

The merger agreement provides for adjustments to the exchange ratio to reflect fully the effect of any stock split, stock dividend, reverse stock split, reclassification, recapitalization or other similar transaction with respect to ESI common stock or Zygo common stock with a record date prior to the merger.

Treatment of Stock Options and Other Stock-Based Awards (see page 83)

In the merger, all outstanding Zygo stock options with an exercise price of not more than $40 per share and all Zygo restricted stock units will be converted into ESI common stock options and restricted stock units, respectively. The number of shares covered by those options and units, and the exercise prices under those options, will be adjusted proportionately based on the exchange ratio. Zygo stock options with an exercise price greater than $40 per share will be cancelled in the merger. Each share of outstanding Zygo restricted stock will be converted into the right to receive 1.0233 shares of ESI restricted common stock in the merger, generally under the same terms and conditions as existed previously, as described under “What Zygo Stockholders Will Receive in the Merger.”

ESI stock options and other equity-based awards, including restricted stock units, will remain outstanding and will not be changed in connection with the merger.

Directors and Executive Management Following the Merger (see page 82)

The merger agreement provides that, effective as of the effective time, ESI will increase the size of its board of directors by one member and cause to be appointed to its board three persons who will be designated by Zygo and must be reasonably acceptable to ESI. Zygo has determined that its designees to the ESI board of directors will be Eugene G. Banucci, Youssef El-Mansy, and Bruce W. Worster. Gerald F. Taylor and Keith L. Thomson will resign from the ESI board of directors effective no later than immediately before the effective time of the merger. The other members of the ESI board of directors will remain the same.

Recommendation of ESI’s Board of Directors (see page 51)

After careful consideration, ESI’s board of directors recommends that holders of ESI common stock vote FOR the Share Issuance.

Recommendation of Zygo’s Board of Directors (see page 53)

After careful consideration, Zygo’s board of directors recommends that holders of Zygo common stock vote FOR the Merger Proposal.

Opinions of the Parties’ Financial Advisors

ESI Financial Advisor (see page 56)

ESI’s financial advisor, Needham & Company, LLC, which we refer to as “Needham & Company,” delivered its opinion to ESI’s board of directors that, as of October 15, 2008 and based upon and subject to the assumptions and other matters set forth therein, the exchange ratio pursuant to the merger agreement was fair to ESI from a financial point of view.

The full text of the written opinion of Needham & Company, dated October 15, 2008, which sets forth assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Needham & Company, is attached as Annex B to this Prospectus/Proxy Statement. The summary of the Needham & Company opinion in this Prospectus/Proxy Statement is qualified in its entirety by reference to the full text of the opinion. Needham & Company provided its opinion for the information and assistance of ESI’s board of directors in connection with the board of directors’ consideration of the transactions contemplated by the merger agreement. The Needham & Company opinion is not a recommendation as to how any holder of ESI’s common stock should vote with respect to the transaction or any other matter.

Zygo Financial Advisor (see page 64)

Goldman, Sachs & Co., which we refer to as “Goldman Sachs,” delivered its opinion to Zygo’s board of directors that, as of October 15, 2008 and based upon and subject to the factors and assumptions set forth therein, the exchange ratio of 1.0233 shares of ESI common stock to be paid for each share of Zygo common stock pursuant to the merger agreement was fair from a financial point of view to the holders of outstanding shares of Zygo common stock.

The full text of the written opinion of Goldman Sachs, dated October 15, 2008, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C to this Prospectus/Proxy Statement. Goldman Sachs provided its opinion for the information and assistance of Zygo’s board of directors in connection with its consideration of the transaction. The Goldman Sachs opinion is not a recommendation as to how any holder of Zygo’s common stock should vote with respect to the transaction or any other matter.

Interests of Zygo’s Directors and Executive Officers in the Merger (see page 72)

You should be aware that some of Zygo’s directors and executive officers have interests in the merger that are different from, or are in addition to, the interests of Zygo stockholders generally. These interests relate to stock options and restricted stock held by each director and executive officer; restricted stock units held by certain executive officers, including directors who are executive officers; employment and change of control severance arrangements covering certain of Zygo’s executive officers; indemnification of Zygo’s directors and officers by ESI following the merger; and Zygo’s right to designate, subject to ESI’s approval, three current directors of Zygo as members of the ESI board of directors from and after the merger.

Shares Entitled to Vote Held by Directors and Executive Officers and Their Affiliates

As of December 1, 2008, ESI’s directors and executive officers and certain entities affiliated with such directors and officers hold 5.9% of the shares entitled to vote at ESI’s special meeting of the stockholders. The affirmative vote of a majority of the votes cast by holders of shares of ESI common stock entitled to vote at the meeting is required to approve the Share Issuance.

As of December 1, 2008, Zygo’s directors and executive officers and certain entities affiliated with such directors and officers hold 5% of the shares entitled to vote at Zygo’s special meeting of the stockholders. The affirmative vote of a majority of the outstanding shares of Zygo common stock entitled to vote at the meeting is required to approve the Merger Proposal.

Material U.S. Federal Income Tax Consequences of the Merger (see page 79)

The merger has been structured as a tax-free reorganization for U.S. federal income tax purposes. Accordingly, holders of Zygo common stock will generally not recognize any gain or loss for U.S. federal income tax purposes on the exchange of their Zygo common stock for ESI common stock in the merger, except for any gain or loss recognized in connection with any cash received instead of a fractional share of ESI common stock. The companies themselves will not recognize gain or loss as a result of the merger. The merger agreement provides that both Zygo and ESI will receive a legal opinion from their respective outside counsel that the merger will be a tax-free reorganization for U.S. federal income tax purposes.

The U.S. federal income tax consequences described above may not apply to all holders of Zygo common stock, including certain holders specifically referred to on page 79. Your tax consequences will depend on your own situation. You should consult your tax advisor to determine the particular tax consequences of the merger to you.

Accounting Treatment of the Merger (see page 77)

The merger will be accounted for as an acquisition by ESI of Zygo under the purchase method of accounting according to U.S. generally accepted accounting principles.

No Appraisal Rights (see page 78)

Under section 262 of the General Corporation Law of the State of Delaware, the holders of Zygo common stock will not have appraisal rights in connection with the merger. Under section 554 of the Oregon Business Corporation Act, the holders of ESI common stock will not have appraisal rights in connection with the merger.

Regulatory Matters (see page 77)

The merger is subject to the expiration or termination of the waiting period under the U.S. antitrust laws and the receipt of any consents or approvals required under applicable foreign competition laws. The Federal Trade Commission, or “FTC,” granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“Hart-Scott-Rodino Act”) (which relates to U.S. antitrust and competition matters) effective December 1, 2008. ESI and Zygo have agreed to use their reasonable best efforts to obtain any consent, authorization, permit, order or approval of, or any exemption by, any governmental entity that is required to be obtained by ESI or Zygo or any of their respective subsidiaries in connection with the merger and other transactions contemplated by the merger agreement. ESI and Zygo further agreed that efforts to cause the expiration or termination of applicable waiting periods or to obtain requisite consents and permits for consummation of the transactions contemplated by the merger agreement by any governmental entity under any antitrust law may include ESI’s agreements to (a) sell, hold separate or otherwise dispose of the assets or business to be acquired in the merger or any of ESI’s or its affiliate’s assets and businesses, provided that the assets or businesses are not material to ESI; (b) terminate any existing relationships and contractual rights and obligations that are not material to ESI and its affiliates; and (c) amend or terminate existing licenses or other agreements relating to intellectual property rights and enter in such new licenses or agreements relating to intellectual property rights, provided that (i) such amendments or terminations are not materially adverse to ESI or its affiliates and (ii) ESI and its affiliates are not required to waive, abandon or alter any rights that are material to, or assume any obligations that are materially adverse to, ESI or its affiliates, in any new license agreement. In addition, subject to certain conditions, either party can terminate the merger agreement if the merger has not been effected by July 15, 2009; provided that either party may extend this deadline to October 15, 2009 if all conditions to closing have been satisfied other than certain required antitrust and competition law approvals. In either case, no termination fee is due. Each of ESI and Zygo has the right to terminate the merger agreement if a governmental entity issues an order, decree or ruling or takes any other nonappealable final action permanently restraining, enjoining or otherwise prohibiting the merger. In either case, the terminating party would not be required to pay a termination fee.

Conditions to Completion of the Merger (see page 89)

ESI and Zygo expect to complete the merger after all the conditions to the merger in the merger agreement are satisfied or waived, including after the receipt of stockholder approvals at the special meetings of ESI and Zygo and the receipt of all required regulatory approvals. ESI and Zygo currently expect to complete the merger during the first calendar quarter of 2009. However, it is possible that factors outside of either company’s control could cause the merger to be completed at a later time or not at all.

Each party’s obligation to complete the merger is subject to the satisfaction or waiver of various conditions, including the following:

•	the receipt of the required stockholder approvals;

•	the absence of any injunctions or legal prohibitions preventing the consummation of the merger;

•	the expiration or termination of the waiting period under U.S. antitrust laws and the receipt of any consents or approvals required under applicable foreign competition laws;

•	the effectiveness of the registration statement of which this Prospectus/Proxy Statement is a part, and the registration statement not being subject to any stop order or threatened stop order;

•	the receipt of authorization from the NASDAQ Global Market for listing of the ESI common stock to be issued in connection with the merger;

•	the accuracy of the other party’s representations and warranties in the merger agreement, including the other party’s representation that no material adverse effect has occurred; and

•	the other party’s compliance in all material respects with its obligations under the merger agreement.

The merger agreement provides that certain of these conditions may be waived, in whole or in part, by ESI or Zygo, to the extent legally allowed. Neither ESI nor Zygo currently expects to waive any material condition to the completion of the merger. If either ESI or Zygo determines to waive any condition to the merger that would result in a material and an adverse change in the terms of the merger to ESI or Zygo stockholders (including any change in the tax consequences of the transaction to Zygo stockholders), proxies would be resolicited from the ESI or Zygo stockholders, as applicable.

Termination of the Merger Agreement (see page 93)

Generally, the merger agreement may be terminated and the merger may be abandoned at any time prior to the completion of the merger (including after stockholder approval):

•	by mutual written consent of ESI and Zygo;

•	by either ESI or Zygo, if:

•

any governmental entity issues an order, decree or ruling or takes any other action permanently enjoining, restraining or otherwise prohibiting the merger (a) as violative of any antitrust law or (b) for any reason other than under any antitrust law, and, in either case, such order, decree, ruling or other action shall become final and nonappealable, provided, however, that such a right to terminate the merger agreement is not available to any party that has not taken all actions required by the merger agreement relating to obtaining the consents and approvals of governmental entities or to any party whose breach of any provision of the merger agreement results in the imposition of such order, decree or ruling or other action or the failure of such order, decree or ruling or other action to be resisted, resolved or lifted, as applicable;

•

at any time prior to the effective time of the merger, if the effective time of the merger shall not have occurred on or before 11:59 p.m. Eastern Standard Time on July 15, 2009, provided that this date may, from time to time, be extended by either ESI or Zygo (by written notice to the other party) up to and including October 15, 2009 in the event that (a) all conditions to effect the merger, other than the conditions with respect to the expiration or termination of the waiting period under the Hart-Scott-Rodino Act, have been or are capable of being satisfied at the time of each such extension and (b) the failure to meet the conditions with respect to the Hart-Scott-Rodino Act has been or is reasonably capable of being satisfied on or prior to October 15, 2009; provided, further, that this right to terminate the merger agreement is not available to any party that is at that time in material breach of the merger agreement; or

•	following a vote at a duly held meeting (or any adjournment thereof) to obtain stockholder approval, if stockholder approval is not obtained;

•	by one of the parties, if:

•

at any time prior to the effective time of the merger, if (a) the nonterminating party breached any of its representations, warranties or obligations under the merger agreement to an extent that would cause the closing conditions relating to the accuracy of the nonterminating party’s representations and warranties and the nonterminating party’s performance of its material obligations under the merger agreement not to be satisfied and such breach was not cured within 30 business days of receipt by the nonterminating party of written notice of such breach (provided that the right to terminate the merger agreement by the terminating party shall not be available to the terminating party if the terminating party is at that time in material breach of the merger agreement), (b) the nonterminating party’s board of directors withdrew or modified its recommendation in a manner adverse to the terminating party or (c) the nonterminating party’s board of directors recommended, accepted or agreed to an alternative takeover proposal;

•

if a takeover proposal with respect to the nonterminating party is publicly announced, and the nonterminating party’s board of directors fails to issue a press release reaffirming the nonterminating party’s board of directors’ recommendation in favor of, with respect to Zygo, the Merger Proposal, and with respect to ESI, the Share Issuance, within 10 business days after the public announcement of that takeover proposal at the request of the terminating party;

•

if a tender offer or an exchange offer relating to the nonterminating party’s common stock is commenced by a third party and the nonterminating party fails to send to its stockholders pursuant to Rule 14e-2 promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act, within 10 business days after the commencement of the tender or exchange offer, a statement disclosing that the nonterminating party’s board of directors recommends the rejection of such tender or exchange offer; or

•

at any time prior to the effective time of the merger in order to enter into an agreement relating to a superior proposal with respect to the terminating party in accordance with certain requirements set forth in the merger agreement, provided that the terminating party complied in all material respects with these requirements. For more information about the requirements set forth in the merger agreement regarding superior proposals and takeover proposals, see “No Solicitation; Changes in Recommendation” beginning on page 91.

Termination Fees and Expenses (see page 95)

Either ESI or Zygo, as applicable, is required to pay the other a $6.6 million termination fee, referred to herein as the “termination fee,” if the merger agreement is terminated for certain reasons.

The party terminating the merger agreement will pay the termination fee to the nonterminating party if the terminating party terminated the agreement in order to enter into an agreement relating to a superior proposal in accordance with the merger agreement.

The nonterminating party will pay the termination fee to the party terminating the merger agreement if:

•	the board of directors of the nonterminating party withdrew or modified its recommendation in a manner adverse to the terminating party;

•	the board of directors of the nonterminating party recommended, accepted or agreed to a takeover proposal;

•

a tender offer or an exchange offer relating to the nonterminating party’s common stock is commenced by a third party and the nonterminating party fails to send to its stockholders pursuant to Rule 14e-2 promulgated under the Exchange Act, within 10 business days after the commencement of the tender or exchange offer, a statement disclosing that the board of directors of the nonterminating party recommends the rejection of that tender or exchange offer;

•

a takeover proposal with respect to the nonterminating party is publicly announced, and the board of directors of the nonterminating party fails to issue a press release reaffirming its recommendation in favor of, with respect to ESI, the Share Issuance and, with respect to Zygo, the Merger Proposal, in connection with the merger within 10 business days after the public announcement of that takeover proposal at the request of the terminating party; or

•

the nonterminating party breached any of its representations, warranties or obligations under the merger agreement to an extent that would cause the closing conditions relating to the accuracy of the nonterminating party’s representations and warranties and the nonterminating party’s performance of its material obligations under the merger agreement not to be satisfied and such breach was not cured within 30 business days of receipt by the nonterminating party of written notice of such breach, (a) prior to the time of such termination a bona fide takeover proposal was made known to the board of directors or stockholders of the nonterminating party and not withdrawn prior to such termination and (b) the nonterminating party enters into a definitive agreement with respect to the takeover proposal that is subsequently consummated or a takeover proposal is consummated within 12 months of such termination (except that for the purpose of this provision all references in the definition of takeover proposal on page 92 to “20%” shall instead be deemed to refer to a “majority”).

If the merger agreement is terminated by either party as a result of the failure to obtain, with respect to ESI, stockholder approval of the Share Issuance and, with respect to Zygo, stockholder approval of the Merger Proposal, the party failing to obtain the stockholder approval will pay $2 million, plus all documented expenses incurred in connection with the merger agreement and the transactions contemplated thereby. However, if stockholder approval is not obtained and the party failing to obtain stockholder approval enters into a takeover proposal that is subsequently consummated or a takeover proposal is consummated within 12 months of the termination of the merger agreement, then such party will pay the termination fee, less amounts previously paid as a result of the termination (that is, the initial payment of $2 million, plus expenses).

This termination fee could discourage other companies from seeking to acquire or merge with either Zygo or ESI.

Timing of the Merger

The merger is expected to be completed during the first calendar quarter of 2009, subject to the receipt of necessary regulatory approvals and the satisfaction or waiver of other closing conditions.

No Solicitation of Other Offers (see page 91)

In the merger agreement, each party has agreed that it will not directly or indirectly:

•	solicit, initiate or knowingly or intentionally encourage or facilitate, any inquiries, offers or proposals that constitute, or could reasonably be expected to lead to, any takeover proposal; or

•

enter into, continue or otherwise participate in any discussions or negotiations regarding, furnish to any person any nonpublic information with respect to, assist or participate in any effort or attempt by any person with respect to or otherwise knowingly or intentionally cooperate in any way with, any takeover proposal.

The merger agreement does not, however, prohibit either party from considering a bona fide takeover proposal from a third party if certain specified conditions are met.

Alternative Structure (see page 85)

Upon request of either Zygo or ESI, the merger may be effectuated by merging Zirkon with and into Zygo, such that Zygo will survive the merger and become a wholly owned subsidiary of ESI. In such an event, at the effective time of the merger the officers of Zirkon immediately prior to the merger shall become the officers of the surviving company and the managers of Zirkon immediately prior to the merger shall become the directors of the surviving company. This alternative transaction structure may be effectuated only if counsel for each of Zygo and ESI provides a written opinion to the effect that a merger under such alternative transaction structure will be treated for U.S. federal income tax purposes as a tax-free reorganization within the meaning of section 368(a) of the Code and that the transaction structure as so revised is reasonably likely to be completed in as timely a manner as would be the case utilizing the currently provided for transaction structure.

Matters to Be Considered at the ESI Special Meetings (see page 124)

At the ESI stockholder meeting, ESI stockholders will be asked to vote on the following proposals:

•

To approve the issuance of ESI common stock pursuant to the Agreement and Plan of Merger and Reorganization, dated as of October 15, 2008, by and among Electro Scientific Industries, Inc., Zirkon Merger Sub, LLC and Zygo Corporation, as the same may be amended from time to time (the Share Issuance).

•	To approve an amendment to ESI’s 1990 Employee Stock Purchase Plan to increase the number of shares reserved for issuance under the plan by 2,000,000 shares (the ESPP Amendment).

•

To approve any motion to adjourn or postpone the special meeting to another time or place if necessary to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the first two proposals listed above.

•	To transact such other business as may properly come before the special meeting or any adjournment or postponement thereof.

The approval of the first such proposal is required for completion of the merger.

The ESI board of directors recommends that ESI stockholders vote FOR all of the proposals set forth above.

Matters to Be Considered at the Zygo Special Meetings (see page 130)

At the Zygo stockholder meeting, Zygo stockholders will be asked to vote on the following proposals:

•

To adopt and approve the Agreement and Plan of Merger and Reorganization, dated as of October 15, 2008, by and among Electro Scientific Industries, Inc., Zirkon Merger Sub, LLC and Zygo Corporation, as the same may be amended from time to time (the Merger Proposal).

•

To approve any motion to adjourn or postpone the special meeting to another time or place if necessary to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the proposal listed above.

•	To transact such other business as may properly come before the special meeting or any adjournment or postponement thereof.

Zygo’s board of directors recommends that Zygo stockholders vote FOR all of the proposals set forth above.

Risk Factors (see page 26)

The combined company may not achieve the expected benefits of the merger because of the risks and uncertainties discussed in the sections entitled “Risk Factors” beginning on page 26 and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 24. Such risks include risks relating to the uncertainty that ESI and Zygo will be able to integrate their businesses successfully, uncertainties as to whether the combined company will achieve synergies expected to result from the merger and uncertainties relating to the performance of the combined company following the merger.

SELECTED HISTORICAL FINANCIAL DATA OF ESI

The following table sets forth certain of ESI’s consolidated financial data as of and for each of the periods indicated. ESI’s annual historical information is derived from the audited consolidated financial statements as of and for the fiscal year ended March 29, 2008 (approximately ten months) as well as the fiscal years ended June 2, 2007, June 3, 2006, May 28, 2005 and May 29, 2004. The consolidated statement of operations data for the years ended March 29, 2008 (approximately ten months), June 2, 2007, and June 3, 2006 and consolidated balance sheet data as of March 29, 2008 and June 2, 2007 are incorporated by reference into this registration statement. The consolidated financial information as of and for the six month period ended September 27, 2008 and the comparable pro forma six-month period ended September 29, 2007 is derived from ESI’s interim unaudited consolidated financial statements, which are incorporated by reference and, in ESI management’s opinion, include all adjustments (consisting of normal recurring adjustments) necessary for a fair statement of ESI’s financial position and results of operations for such periods. Interim results for the six months ended September 27, 2008 are not necessarily indicative of, and are not projections for, the results to be expected for the full year ending March 28, 2009.

The selected historical financial data below should be read in conjunction with the consolidated financial statements and their accompanying notes, “Management’s Discussion and Analysis of Financial Condition and results of Operations”, and other financial information included in ESI’s Annual Report of Form 10-K for the fiscal year ended March 29, 2008 and Quarterly Report on Form 10-Q for the six months ended September 27, 2008, which are incorporated by reference into this document. See “Where You Can Find More Information” beginning on page 236.

(In thousands, except per share data)	Fiscal year ended					Six months ended
	(Ten months) March 29, 2008	June 2, 2007	June 3, 2006	May 28, 2005	May 29, 2004	Sept. 27, 2008	Pro forma Sept. 29, 2007 (9)
Statement of Operations Data
Net sales	$247,155	$250,824	$207,006	$233,371	$207,242	$113,634	$165,670
Provision (benefit) for income taxes (3)	9,923	11,103	(1,536)	6,437	(9,308)	(4,141)	10,984
Net income (loss) (1)(2)(3)(4)(5)(7)	16,589	23,524	20,823	19,837	11,887	(6,867)	16,247
Net income (loss) per share—basic (1)(2)(3)(4)(5)(7)	0.59	0.81	0.72	0.70	0.42	(0.25)	0.57
Net income (loss) per share—diluted (1)(2)(3)(4)(5)(7)	0.59	0.80	0.72	0.69	0.42	(0.25)	0.56

Balance Sheet Data
Cash, cash equivalents and short-term and long-term marketable securities (6)(8)	$160,905	$228,691	$229,332	$218,901	$332,754	$161,271	$179,207
Working capital	274,667	327,288	302,184	275,701	369,941	274,161	267,005
Net property, plant and equipment	47,962	43,859	43,338	32,959	33,531	45,888	46,782
Total assets	455,612	465,668	437,465	403,557	537,186	437,830	466,609
Long-term debt	—	—	—	—	142,759	—	—
Stockholders’ equity	392,240	408,330	388,167	357,155	326,813	386,151	395,103

1.

Fiscal 2008 included pretax charges of $3.3 million to record the fair value adjustments primarily related to acquired inventory and amortization of acquired intangibles, and $2.8 million to record the write-off of in-process research and development related to the acquisition of New Wave Research, Incorporated. Fiscal

2008 included $2.4 million in share-based compensation expense required by Statement of Financial Accounting Standards (SFAS) No. 123 (Revised 2004), “Share-Based Payment” (SFAS No. 123R).

2.	Fiscal 2007 included a pretax gain for an insurance recovery of $1.3 million on fire-damaged demonstration systems and a pretax gain of $1.0 million for an insurance settlement related to the stockholder and derivative lawsuits. Fiscal 2007 included $1.8 million in share-based compensation expense required by SFAS No. 123R.

3.	Fiscal 2006 included a $5.9 million reduction in accrued income taxes due to the statutory closure of various tax years. Fiscal 2006 included $0.9 million in share-based compensation expense required by Accounting Principles Board Opinion (APB) No. 25, “Accounting for Stock Issued to Employees” (APB No. 25).

4.

Fiscal 2005 included pretax charges of approximately $4.1 million related to the redemption of ESI’s 4 1/4% convertible subordinated notes and $2.2 million resulting from the settlement and related legal costs for a patent infringement lawsuit. Fiscal 2005 included $1.1 million in share-based compensation expense required by APB No. 25.

5.	Fiscal 2004 included a pretax charge of $3.8 million for the estimated settlement of class action and derivative lawsuits. Fiscal 2004 included $0.5 million in share-based compensation expense required by APB No. 25.

6.	Fair value of illiquid auction rate securities was $15.7 million at March 29, 2008.

7.	The six months ended September 27, 2008 included other-than-temporary impairment charges of $10.5 million in the results of operations related to illiquid auction rate securities.

8.	Fair value of illiquid auction rate securities was $9.1 million at September 27, 2008.

9.	To create a pro forma six-month statement of operations as of September 29, 2007 for comparative purposes, ESI used year to date results as reported in the Form 10-Q for the four months ended September 29, 2007, and then calculated the estimated unaudited results for the two months ended June 2, 2007. ESI added the estimated two month results ending June 2, 2007 to the four month results ending September 29, 2007 to arrive at pro forma operating results for the six months ended September 29, 2007.

SELECTED HISTORICAL FINANCIAL DATA OF ZYGO

The following table sets forth certain of Zygo’s consolidated financial data as of and for each of the periods indicated. The annual historical information of Zygo is derived from the audited consolidated financial statements of Zygo as of and for each of the years ended June 30, 2004 through 2008. The Zygo data for the three months ended September 30, 2008 and September 30, 2007 have been derived from the interim unaudited consolidated financial statements of Zygo, which include, in Zygo management’s opinion, all adjustments, consisting of normal recurring adjustments, necessary to state fairly the results of operations and financial position of Zygo for the periods and dates presented. The information is only a summary and should be read in conjunction with Zygo’s historical consolidated financial statements and related notes and the section entitled “Zygo Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 151.

(In thousands, except per share data)	Fiscal year ended					Three months ended
	2008	2007	2006	2005	2004	Sept. 30, 2008	Sept. 30, 2007
Statement of Operations Data
Net sales	$159,036	$180,988	$168,137	$141,349	$116,276	$38,392	$31,714
Provision (benefit) for income taxes	1,542	9,132	5,849	5,694	1,660	461	(361)
Net income (loss) from continuing operations (1)(2)(3)	1,239	15,142	14,485	9,350	4,226	503	(944)
Loss from discontinued operations (4)(5)	—	—	—	(366)	(7,655)	—	—
Net income (loss) (1)(2)(3)(4)(5)	1,239	15,142	14,485	8,984	(3,429)	503	(944)
Net income (loss) per share from continuing operations—basic (1)(2)(3)(4)(5)	0.07	0.83	0.80	0.52	0.24	0.03	(0.05)
Net income (loss) per share from continuing operations—diluted (1)(2)(3)(4)(5)	0.07	0.81	0.79	0.52	0.23	0.03	(0.05)
Net loss per share from discontinued operations—basic (1)(2)(3)(4)(5)	—	—	—	(0.02)	(0.43)	—	—
Net loss per share from discontinued operations—diluted (1)(2)(3)(4)(5)	—	—	—	(0.02)	(0.42)	—	—
Net income (loss) per share—basic (1)(2)(3)(4)(5)	0.07	0.83	0.80	0.50	(0.19)	0.03	(0.05)
Net income (loss) per share—diluted (1)(2)(3)(4)(5)	0.07	0.81	0.79	0.50	(0.19)	0.03	(0.05)

Balance Sheet Data
Cash, cash equivalents and short-term and long-term marketable securities	$51,023	$70,158	$65,476	$56,902	$34,393	$52,285	$62,317
Working capital	104,851	107,834	81,914	63,379	58,504	107,861	105,393
Net property, plant and equipment	36,371	36,349	32,631	31,420	27,433	36,327	36,423
Total assets	190,008	211,594	206,183	190,182	156,133	192,148	204,581
Long-term debt		—	—	—	—	—	—
Stockholder’s equity	162,946	177,777	158,938	141,153	131,352	163,391	172,534

1.	Fiscal 2008 included $2.9 million in share-based compensation expense and related income tax benefit of $1.0 million as required by Statement of Financial Accounting Standards (SFAS) No. 123R (Revised 2004), “Share based Payment” (SFAS 123R). Fiscal 2008 also included a partial write-off of a note receivable of $0.6 million and related income tax benefit of $0.2 million, attributable to the acquisition of the assets of SolVision, Inc.

2.	Fiscal 2007 included $2.2 million in share-based compensation expense and related income tax benefit of $0.8 million as required by SFAS 123R.

3.	Fiscal 2006 included $1.7 million in share-based compensation expense and related income tax benefit of $0.6 million as required by SFAS 123R.

4.	Fiscal 2005 included discontinued operations expenses consisting of an impairment charge of $0.1 million, net of tax, related to the final sale of a former telecommunications facility located in Westborough, Massachusetts and $0.3 million, net of tax, of various other expenses.

5.	Fiscal 2004 included discontinued operations expenses consisting of an impairment charge of $6.4 million, net of tax, related to the valuation of a former telecommunications facility located in Westborough, Massachusetts and $1.3 million, net of tax, of various other expenses.

SUMMARY SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following table presents summary unaudited pro forma condensed combined financial data and is designed to show how the merger of ESI and Zygo might have affected historical financial statement information. The pro forma condensed combined balance sheet data as of September 27, 2008 are presented as if the merger had been completed on September 27, 2008, and the pro forma condensed combined statements of operations data for the six months ended September 27, 2008 and twelve months ended March 29, 2008 are presented as if the merger had been completed on April 1, 2007. The summary unaudited pro forma condensed combined financial data are derived from and should be read in conjunction with the unaudited pro forma condensed combined financial statements and related notes thereto included in this Prospectus/Proxy Statement. See the sections entitled “Unaudited Pro Forma Condensed Combined Financial Data” beginning on page 114 of this Prospectus/Proxy Statement and “Notes to Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 118 of this Prospectus/Proxy Statement.

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL DATA

(In thousands, except per share data)	Twelve months ended March 29, 2008	Six months ended Sept. 27, 2008
Unaudited Pro Forma Condensed Combined Statement of Operations Data:
Net sales	$470,629	$200,523
Operating income	35,669	2,133
Net (loss) income	27,792	(4,586)
Net (loss) income per share:
Basic	$0.60	$(0.10)
Diluted	$0.59	$(0.10)
Weighted average number of common shares:
Basic	46,203	44,215
Diluted	46,973	44,215

		As of Sept. 27, 2008
Unaudited Pro Forma Condensed Combined Balance Sheet Data:
Cash, cash equivalents and short-term and long-term marketable securities		$204,071
Working capital		383,967
Net property, plant and equipment		69,720
Total assets		637,898
Long-term debt		—
Stockholders’ equity		557,494

COMPARATIVE PER SHARE DATA

The following table shows per share data regarding income (loss), book value per share and cash dividends for ESI and Zygo on a historical and on a pro forma combined basis for the six months ended September 27, 2008 and the twelve months ended March 29, 2008. The pro forma book value per share information and the pro forma income (loss) information was computed as if the merger had been completed April 1, 2007. The Zygo pro forma equivalent information was calculated by multiplying the corresponding pro forma combined data by the exchange ratio of 1.0233. This information shows how each share of Zygo common stock would have participated in the combined company’s net income (loss) and book value per share if the merger had been completed on the relevant dates. These amounts do not necessarily reflect future per share amounts of net income (loss) and book value per share of ESI or actual results that would have occurred had the merger been completed at the beginning of the periods presented.

The information below should be read in conjunction with the audited and unaudited consolidated financial statements and accompanying notes of ESI, incorporated by reference into this Prospectus/Proxy Statement, and of Zygo, included in “Zygo Financial Information” beginning on page 165. We urge you to read “Unaudited Pro Forma Condensed Combined Financial Data” beginning on page 114, Zygo audited consolidated financial statements beginning on page 165 and the ESI audited consolidated financial statements, incorporated by reference as described on page 236.

	Six months ended Sept. 27, 2008		Pro forma combined six months ended Sept. 27, 2008
	ESI (2)(3)	Zygo	ESI and Zygo	Zygo Equivalent (4)
Net (loss) income per common share—basic	$(0.25)	$0.09	$(0.10)	$(0.11)
Net (loss) income per common share—diluted	$(0.25)	$0.09	$(0.10)	$(0.11)
Cash dividends per common share	$—	$—	$—	$—
Book value per common share (1)	$14.30	$9.72	$12.49	$12.78

	Twelve months ended March 29, 2008		Pro forma combined twelve months ended March 29, 2008
	ESI (5)	Zygo (6)	ESI and Zygo	Zygo Equivalent (2)
Net income per common share—basic	$0.92	$0.23	$0.60	$0.62
Net income per common share—diluted	$0.91	$0.22	$0.59	$0.61
Cash dividends per common share	$—	$—	$—	$—

1.	Historical book value per share is computed by dividing total stockholders’ equity by the number of shares outstanding at the end of the period.

2.	The six months ended September 27, 2008 for ESI included other-than-temporary impairment charges of $10.5 million in the results of operations related to illiquid auction rate securities.

3.	To create a pro forma six-month statement of operations as of September 29, 2007 for comparative purposes, ESI used year to date results as reported in the Form 10-Q for the four months ended September 29, 2007, and then calculated the estimated unaudited results for the two months ended June 2, 2007. ESI added the estimated two month results ending June 2, 2007 to the four month results ending September 29, 2007 to arrive at pro forma operating results for the six months ended September 29, 2007.

4.	The pro forma Zygo Equivalent per share amounts were calculated by applying the exchange ratio of 1.0233 to the pro forma combined net income (loss) from continuing operations and book value per share. The actual number of shares of ESI common stock to be issued will vary based on the actual number of shares of Zygo common stock outstanding at close.

5.	Fiscal 2008 for ESI included pretax charges of $3.3 million to record the fair value adjustments primarily related to acquired inventory and amortization of acquired intangibles, and $2.8 million to record the write-off of in-process research and development related to the acquisition of New Wave Research, Incorporated. Fiscal 2008 for ESI included $2.4 million in share-based compensation expense required by Statement of Financial Accounting Standards (SFAS) No. 123R (Revised 2004), “Share-Based Payment” (SFAS No. 123R).

6.	Fiscal 2008 for Zygo included $2.9 million in share-based compensation expense and related income tax benefit of $1.0 million as required by Statement of Financial Accounting Standards (SFAS) No. 123R (Revised 2004), “Share based Payment” (SFAS 123R). Fiscal 2008 for Zygo also included a partial write-off of a note receivable of $0.6 million and related income tax benefit of $0.2 million, attributable to the acquisition of the assets of SolVision, Inc.

MARKET PRICES AND DIVIDENDS AND OTHER DISTRIBUTIONS

Stock Prices

The table below sets forth, for the calendar quarters indicated, the high and low sales prices per share of ESI common stock and Zygo common stock, both of which trade on The NASDAQ Global Market under the symbols ESIO and ZIGO, respectively.

On July 3, 2007, ESI’s board of directors approved a change in ESI’s reporting periods resulting in a fiscal-year end on the Saturday nearest March 31. Prior to this change, ESI’s fiscal year-end occurred on the Saturday nearest May 31. Zygo’s fiscal year begins on July 1 and ends on June 30.

	ESI Common Stock		Zygo Common Stock
	High	Low	High	Low
2006
First Quarter	$26.78	$21.01	$18.83	$13.93
Second Quarter	22.15	17.42	19.75	14.05
Third Quarter	22.48	17.23	17.21	12.34
Fourth Quarter	22.36	18.84	17.35	12.16

2007
First Quarter	22.93	18.51	17.00	14.83
Second Quarter	21.80	19.03	16.55	14.20
Third Quarter	25.64	20.00	14.55	11.33
Fourth Quarter	25.29	18.78	13.50	10.79

2008
First Quarter	20.17	15.42	12.94	10.72
Second Quarter	18.14	14.15	13.50	9.76
Third Quarter	16.36	13.55	13.15	8.98
Fourth Quarter (through December 4, 2008)	14.32	5.05	12.47	4.66

On October 15, 2008, the last trading day before the public announcement of the signing of the merger agreement, the last sales price per share of ESI common stock was $10.07 and the last sales price per share of Zygo common stock was $7.57, in each case on The NASDAQ Global Market. On December 4, 2008, the latest practicable date before the date of this Prospectus/Proxy Statement, the last sales price per share of ESI common stock was $6.10 and the last sales price per share of Zygo common stock was $6.17, in each case on The NASDAQ Global Market.

Dividends and Other Distributions

ESI has not paid any cash dividends on its common stock during the last two fiscal years. ESI intends to retain any earnings for its business and does not anticipate paying any cash dividends in the foreseeable future. See “Recent Developments” beginning on page 23 for information regarding ESI’s stock repurchase program.

Zygo has never declared or paid a cash dividend on its common stock and does not anticipate paying any cash dividends in the foreseeable future.

RECENT DEVELOPMENTS

Contingent upon completion of the merger, ESI’s board of directors has approved an increase to ESI’s existing stock repurchase program from the existing $20 million of ESI’s outstanding common stock to up to $100 million of ESI’s outstanding common stock, not to exceed the number of shares issued by ESI pursuant to the merger. The purchases will be made in the open market from time to time, subject to market conditions, share price and other factors deemed relevant. Although ESI has no plan or intention to repurchase shares in excess of the repurchase limit, it is ESI’s current expectation that following completion of the currently authorized repurchase program, ESI’s board of directors will consider additional repurchases, subject to market conditions, other anticipated cash requirements at that time, and continued qualification of the merger as a tax-free reorganization. Until the earlier of the termination of the merger agreement and the completion of the merger, the merger agreement prohibits the repurchase by ESI of any of its outstanding common stock without the prior written consent of Zygo.

An action styled Andy Bamber, individually and on behalf of all others similarly situated v. J. Bruce Robinson, et al., Zygo Corporation, Electro Scientific Industries, Inc. and Zirkon Merger Sub, LLC, was commenced on October 29, 2008 in Superior Court, State of Connecticut Judicial District of Middlesex. The filed complaint is purportedly brought on behalf of all public stockholders of Zygo against Zygo and its board of directors for alleged breaches of fiduciary duty and other violations of state law supposedly arising out of the proposed sale of Zygo to ESI, and against ESI and its merger subsidiary for aiding and abetting these alleged breaches of fiduciary duties. The complaint subsequently was amended on November 18, 2008 to add an additional named party (as amended, the “Complaint”).

The Complaint alleges that the proposed sale was the product of an unfair process conducted by Zygo’s board of directors and an unfair price of 1.0233 shares of common stock of ESI for each outstanding share of common stock of Zygo. The Complaint alleges the proposed transaction is valued at approximately $173 million.

The defendants have not answered or moved with respect to the Complaint. Plaintiffs’ counsel on November 13, 2008 stipulated that the defendants need not answer or move with respect to the Complaint, as plaintiffs intend to file a further amendment to the Complaint following the filing of the Form S-4 of which this Prospectus/Proxy Statement is a part with the SEC.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

ESI and Zygo make forward-looking statements in this Prospectus/Proxy Statement and in the documents that are incorporated by reference. These forward-looking statements relate to outlooks or expectations for earnings, revenues, expenses, asset quality or other future financial or business performance, strategies or expectations, or the impact of legal, regulatory or supervisory matters on business, results of operations or financial condition. Specifically, forward-looking statements may include:

•	statements relating to the benefits of the merger, including anticipated synergies and cost savings estimated to result from the merger;

•	statements relating to market size, growth opportunities, future business prospects, revenue, income and financial condition; and

•	statements preceded by, followed by or that include the words “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “target” or similar expressions.

These statements reflect management judgments based on currently available information and involve a number of risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements.

Future performance cannot be ensured. Actual results may differ materially from those in the forward-looking statements. Some factors that could cause actual results to differ include:

•	the ability to obtain governmental approvals of the merger on the proposed terms and time schedule, and without the imposition of significant conditions, obligations or restrictions;

•	the risk that the businesses will not be integrated successfully;

•	the risk that expected cost savings from the merger may not be fully realized within the expected time frames or at all;

•	the risk that the combined company’s revenues following the merger may be lower than expected;

•	the effects of vigorous competition in the markets in which ESI and Zygo operate;

•

the possibility of one or more of the markets in which ESI and Zygo compete being impacted by changes in political or other factors such as monetary policy, legal and regulatory changes or other external factors over which they have no control;

•	changes in general economic and market conditions; and

•

other risks referenced from time to time in ESI’s and Zygo’s filings with the SEC and those factors listed or incorporated by reference into this Prospectus/Proxy Statement under “Risk Factors” beginning on page 26.

You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this Prospectus/Proxy Statement, or in the case of a document incorporated by reference, as of the date of that document. Except as required by law, neither ESI nor Zygo undertakes any obligation to publicly update or release any revisions to these forward-looking statements to reflect any events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC by ESI and Zygo. See “Where You Can Find More Information” beginning on page 236 for a list of the documents incorporated by reference.

RISK FACTORS

In addition to the other information contained or incorporated by reference into this Prospectus/Proxy Statement, you should carefully consider the following risk factors in deciding how to vote on the merger. In addition, you should read and consider the risks associated with each of the businesses of ESI and Zygo because these risks will also relate to ESI following completion of the merger. Certain of these risks can be found in the documents incorporated by reference into this Prospectus/Proxy Statement.

Risks Relating to the Merger

Because the market price of ESI common stock will fluctuate, Zygo stockholders cannot be sure of the market value of the ESI common stock that they will receive.

When we complete the merger, shares of Zygo common stock will be converted into the right to receive 1.0233 shares of ESI common stock. The exchange ratio is fixed and will not be adjusted for changes in the market price of either ESI common stock or Zygo common stock. The merger agreement does not provide for any price-based termination right for either party. Accordingly, the market value of the shares of ESI common stock that Zygo stockholders will be entitled to receive when the parties complete the merger will depend on the market value of shares of ESI common stock at the time that the parties complete the merger and could vary significantly from the market value on the date of this Prospectus/Proxy Statement or the date of the Zygo special meeting. The market value of ESI common stock will continue to fluctuate after the completion of the merger. For example, during the second, third, and fourth calendar quarters of 2008 (through December 4, 2008), the sales price of ESI common stock ranged from a low of $5.05 to a high of $18.14, all as reported on The NASDAQ Global Market. See “Market Prices and Dividends and Other Distributions” on page 23.

These variations could result from changes in the business, operations or prospects of ESI or Zygo prior to or following the merger, market assessments as to whether and when the merger will be consummated, regulatory considerations, general market and economic conditions and other factors both within and beyond the control of ESI or Zygo. The parties may complete the merger a considerable period after the date of the ESI special meeting and the Zygo special meeting.

The issuance of shares of ESI common stock to Zygo stockholders in the merger will substantially dilute the interest in ESI held by ESI stockholders prior to the merger.

If the merger is completed, ESI will issue up to approximately 17.6 million shares of ESI common stock in the merger. Based on designated exchange ratio, Zygo stockholders before the merger will own, in the aggregate, approximately 40% of the shares of common stock outstanding immediately after the merger on a fully diluted basis. The issuance of shares of ESI common stock to Zygo stockholders in the merger and to holders of assumed options and restricted stock units to acquire shares of Zygo common stock will cause a significant reduction in the relative percentage interest of current ESI stockholders in earnings, voting, liquidation value and book and market value.

Uncertainty about the merger and diversion of management could harm ESI and Zygo, whether or not the merger is completed.

In response to the announcement of the merger, existing or prospective customers of ESI or Zygo may delay or defer their purchasing or other decisions concerning ESI or Zygo, or they may seek to change their existing business relationship. In addition, as a result of the merger, current and prospective employees could experience uncertainty about their future with ESI or Zygo, and either organization could lose key employees as a result. In addition to retention, these uncertainties may also impair each company’s ability to recruit or motivate key personnel. Completion of the merger will also require a significant amount of time and attention from management. The diversion of management attention away from ongoing operations could adversely affect ongoing operations and business relationships.

Failure to complete the merger could adversely affect ESI’s and Zygo’s stock prices and their future business and financial results.

Completion of the merger is conditioned upon, among other things, the receipt of certain antitrust approvals, including under the Hart-Scott-Rodino Act, as amended, and the laws of certain foreign jurisdictions, and approval of ESI’s and Zygo’s stockholders. There is no assurance that the parties will receive the necessary approvals or satisfy the other conditions to the completion of the merger. Failure to complete the proposed merger would prevent ESI and Zygo from realizing the anticipated benefits of the merger. Each company will also remain liable for significant transaction costs, including legal, accounting and financial advisory fees. In addition, the market price of each company’s common stock may reflect various market assumptions as to whether the merger will occur. Consequently, the completion of, or failure to complete, the merger could result in a significant change in the market price of ESI’s and Zygo’s common stock.

Any delay in completion of the merger may significantly reduce the benefits expected to be obtained from the merger.

The merger is subject to a number of conditions beyond the control of ESI and Zygo, including required regulatory approvals, that may prevent, delay or otherwise materially adversely affect completion of the merger. See “The Merger—Regulatory Approvals Required for the Merger” beginning on page 77 and “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 89. ESI and Zygo cannot predict with certainty whether and when these conditions will be satisfied. Further, the requirements for obtaining the required clearances and approvals could delay the completion of the merger for a significant period of time or prevent it from occurring. Any delay in completing the merger may significantly reduce the synergies and other benefits that ESI and Zygo expect to achieve if they successfully complete the merger within the expected timeframe and integrate their respective businesses.

The anticipated benefits of the merger, including anticipated costs savings, may not be realized fully or at all or may take longer to realize than expected.

The merger involves the integration of two companies that have previously operated independently with principal offices in two distinct locations. Due to legal restrictions, ESI and Zygo are able to conduct only limited planning regarding the integration of the two companies prior to completion of the merger. ESI will be required to devote significant management attention and resources to integrating the two companies. Delays in this process could adversely affect the combined company’s business, financial results, financial condition and stock price following the merger.

ESI estimates that savings in the range of $5 million to $7 million of operating income before tax during the first year of combined operations may be achieved through the integration of Zygo into ESI and rationalization of combined infrastructure of ESI and Zygo. As with any estimate, it is possible that the estimates of the potential cost savings could turn out to be incorrect. Moreover, even if ESI were able to integrate Zygo’s business operations successfully, there can be no assurance that this integration will result in the realization of the full benefits of synergies, cost savings, innovation and operational efficiencies that may be possible from this integration or that these benefits will be achieved within a reasonable period of time.

Additionally, as a condition to their approval of the merger, regulatory agencies may impose requirements, limitations or costs or require divestitures or place restrictions on the conduct of the combined company’s business. If ESI and Zygo were to agree to these requirements, limitations, costs, divestitures or restrictions, the ability to realize the anticipated benefits of the merger may be impaired.

The combined company will incur significant transaction and merger-related costs in connection with the merger.

ESI and Zygo expect to incur significant costs associated with completing the merger and combining the operations of the two companies. The exact magnitude of these costs is not yet known. In addition, there may be unanticipated costs associated with the integration. Although ESI and Zygo expect that the elimination of duplicative costs and other efficiencies may offset incremental transaction and merger-related costs over time, these benefits may not be achieved in the near term, or at all.

The ability to complete the merger is subject to the receipt of consents and approvals from government entities, which may impose conditions that could have an adverse effect on ESI or Zygo or could cause either party to abandon the merger.

In deciding whether to grant antitrust and competition approvals, the relevant governmental entities will consider the effect of the merger on competition within their relevant jurisdictions. The terms and conditions of the approvals that are granted, if accepted, may impose requirements, limitations or costs or place restrictions on the conduct of ESI’s business following the merger.

Neither ESI nor Zygo can provide any assurance that either company will obtain the necessary approvals or that any other conditions, terms, obligations or restrictions sought to be imposed, and if accepted, would not have a material adverse effect on ESI following the merger. In addition, we can provide no assurance that these conditions, terms, obligations or restrictions will not result in the delay or abandonment of the merger. See “The Merger—Regulatory Approvals Required for the Merger” beginning on page 77 and “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 89.

Because Zygo’s directors and executive officers have interests in seeing the merger completed that are different from those of Zygo’s other stockholders, these persons may have conflicts of interest in recommending that Zygo stockholders vote to adopt and approve the merger agreement.

Zygo’s directors and executive officers have interests in the merger that are different from, or are in addition to, the interests of Zygo stockholders generally. This difference of interests stems from the equity-linked compensation awards held by such persons; the change of control severance arrangements covering certain of Zygo’s executive officers under which such officers may become entitled to severance payments and other benefits if their employment is terminated under certain circumstances following the merger; the accelerated vesting of options held by Bruce Robinson in accordance with his employment agreement; ESI’s obligation under the merger agreement to indemnify Zygo’s directors and officers following the merger; and the appointment of three Zygo directors as members of the board of directors of ESI following the consummation of the merger. These and other material interests of the directors and executive officers of Zygo in the merger that are different from those of the other Zygo stockholders are described under “The Merger—Interests of Zygo’s Directors and Executive Officers in the Merger” beginning on page 72.

The merger agreement contains provisions that could discourage a potential alternative acquirer that might be willing to pay more to acquire Zygo or that may be willing to acquire ESI.

The merger agreement contains “no shop” provisions that restrict each of Zygo’s and ESI’s ability to solicit or facilitate proposals regarding a merger or similar transaction with another party. Further, there are only limited exceptions to each party’s agreement that its board of directors will not withdraw or adversely qualify its recommendation regarding the merger agreement. Although each party’s board of directors is permitted to terminate the merger agreement in response to an unsolicited third-party acquisition proposal, which its board of directors determines to be more favorable than the merger, but only if its board of directors determines that a failure to do so would result in a breach of its fiduciary duties, such party’s doing so would entitle the other party to collect a $6.6 million termination fee from the terminating party. In addition, a party terminating the merger agreement before June 15, 2009 (which under certain circumstances may be extended to October 15, 2009) is entitled to be paid the termination fee by the nonterminating party if (i) the board of directors of the nonterminating party withdrew or modified its recommendation in a manner adverse to the terminating party; (ii) the board of directors of the nonterminating party recommended, accepted or agreed to a takeover proposal; (iii) a third party commences a tender offer or an exchange offer relating to the nonterminating party’s common stock, provided certain conditions are met; or (iv) within 12 months of the date of the merger termination, the nonterminating party executes or consummates a takeover proposal, provided certain conditions are met. Either party is entitled to be paid a $2 million termination payment plus expenses incurred in the transaction if a party terminates the merger agreement because the other party does not obtain its required stockholder vote. We describe these provisions under “The Merger Agreement—Termination” beginning on page 93 and “—Termination Fees and Expenses” beginning on page 95.

These provisions could discourage a potential third-party acquirer from considering or proposing an alternative acquisition, even if it were prepared to pay consideration with a higher value than that proposed to be paid in the merger, or might result in a potential third-party acquirer proposing to pay a lower per share price than it might otherwise have proposed to pay because of the added expense of the termination fee.

Resales of shares of ESI common stock following the merger, additional obligations to issue shares of ESI common stock and repurchases of common stock by ESI may cause the market price of ESI common stock to fluctuate.

As of December 1, 2008, ESI had approximately 27 million shares of common stock outstanding and approximately 4.6 million shares of common stock subject to outstanding options and other rights to purchase or acquire its shares. ESI currently expects that it will issue approximately 17.6 million shares of ESI common stock in connection with the merger. The issuance of these new shares of ESI common stock and the sale of additional shares of ESI common stock that may become eligible for sale in the public market from time to time upon exercise of options (including a substantial number of ESI options that will replace existing Zygo options) and other equity-linked securities could have the effect of depressing the market price for shares of ESI common stock.

Contingent upon completion of the merger, ESI’s board of directors has approved an increase to ESI’s existing stock repurchase program from the existing $20 million of ESI’s outstanding common stock to up to $100 million of ESI’s outstanding common stock, not to exceed the number of shares issued by ESI pursuant to the merger. The purchases will be made in the open market from time to time, subject to market conditions, share price and other factors. Although ESI has no plan or intention to repurchase shares in excess of the repurchase limit, it is ESI’s current expectation that following completion of the currently authorized repurchase program, ESI’s board of directors will consider additional repurchases, subject to market conditions, other anticipated cash requirements at that time, and continued qualification of the merger as a tax-free reorganization. Until the earlier of the termination of the merger agreement and the completion of the merger, the merger agreement prohibits the repurchase by ESI of any of its outstanding common stock without the prior written consent of Zygo.

Future results of the combined company may differ materially from the unaudited pro forma financial statements presented in this Prospectus/Proxy Statement.

ESI’s future results may be materially different from those shown in the unaudited pro forma financial statements presented in this Prospectus/Proxy Statement that show only a combination of ESI’s and Zygo’s historical results. ESI expects to incur significant costs associated with completing the merger and combining the operations of the two companies, and the exact magnitude of these costs is not yet known. Furthermore, these costs may decrease ESI’s marketable investments that could be used for income-earning investments in the future.

The opinions obtained by ESI and Zygo from their respective financial advisors do not and will not reflect changes in circumstances subsequent to the date of the merger agreement.

On October 15, 2008, Needham & Company rendered its oral opinion to ESI’s board of directors (which was subsequently confirmed in writing by delivery of Needham & Company’s written opinion dated the same date) regarding the fairness, from a financial point of view, to ESI of the exchange ratio as of October 15, 2008. On October 15, 2008, Goldman Sachs delivered its opinion to Zygo’s board of directors that, as of such date and based upon and subject to the factors and assumptions set forth in the opinion, the exchange ratio of 1.0233 shares of ESI common stock to be paid for each share of Zygo common stock pursuant to the merger agreement was fair from a financial point of view to the holders of shares of Zygo common stock. Neither Zygo nor ESI has obtained, and neither will obtain, updated opinions as of any date subsequent to October 15, 2008.

Changes in the operations and prospects of ESI or Zygo, general market and economic conditions and other factors that may be beyond the control of ESI or Zygo after October 15, 2008 may alter the value of ESI or Zygo or the price of shares of ESI common stock or Zygo common stock by the time the merger is completed. The opinions rendered by Needham & Company and Goldman Sachs were rendered as of October 15, 2008, not as of the date when the merger will be completed or to any other date other than October 15, 2008. For a more complete description of the opinions rendered by Needham & Company and Goldman Sachs, see “The Merger—Opinion of Financial Advisor to ESI’s Board of Directors” beginning on page 56 and “—Opinion of Financial Advisor to Zygo’s Board of Directors” beginning on page 64 and the full text of the opinions contained in Annex B and Annex C to this Prospectus/Proxy Statement.

ESI’s and Zygo’s stock prices have been volatile and the combined company’s stock price is likely to continue to be volatile.

The trading prices of ESI’s and Zygo’s common stock have been subject to large fluctuations, and the trading price of the combined company’s common stock is likely to continue to be volatile. The combined company’s stock price may increase or decrease in response to a number of events and factors, including:

•	trends in the combined company’s industry and the markets in which it operates;

•	changes in the market price of the products it sells;

•	changes in financial estimates and recommendations by securities analysts;

•	acquisitions and financings;

•	quarterly variations in the combined company’s operating results or the operating results of companies perceived to be similar to the combined company;

•	changes in the combined company’s capital structure, such as future issuances of securities;

•	litigation involving the combined company, its general industry or both; and

•	the stock price performance of other companies that investors in the combined company’s common stock may deem comparable.

Part of this volatility is attributable to the current state of the stock market, in which wide price swings are common. This volatility may adversely affect the prices of the combined company’s common stock regardless of the combined company’s operating performance. If any of the foregoing occurs, the combined company’s stock price could fall and the combined company may be exposed to class action lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

Risks Relating to ESI

The industries that compose ESI’s primary markets are volatile and unpredictable and ESI is experiencing weakness in most of its markets and may experience weakness in the future.

ESI’s business depends upon the capital expenditures of manufacturers of components and circuitry used in wireless communications, computers and other electronic products. The markets for electronic devices have experienced sharp downturns and continue to experience declines. In 2008, ESI began to see the impact of weakness in the memory market and lower capital spending, particularly in the fourth quarter. This weakening trend has continued, with orders in all ESI’s product groups declining in the second quarter of 2009. There could be further declines in these markets and others. During such downturns, semiconductor and micro-electronics manufacturers, including ESI’s customers, can be expected to delay or cancel capital expenditures, which may have a negative impact on ESI’s financial results. During a downturn, ESI is not able to project when or if demand for ESI’s products will increase or that demand will not decrease further. Even if demand for ESI’s products does increase, there may be significant fluctuations in ESI’s profitability and net sales.

During this and any downturn, it is difficult for ESI to maintain its sales levels. As a consequence, to maintain profitability ESI needs to reduce its operating expenses. ESI’s ability to quickly reduce operating expenses is dependent upon the nature of the actions it takes to reduce expense and its subsequent ability to implement those actions and realize expected cost savings. Additionally, ESI may be unable to defer capital expenditures and it needs to continue to invest in certain areas such as research and development. This and any economic downturn may also cause ESI to incur charges related to impairment of assets, inventory write-offs and reductions in force, and ESI may experience delays in payments from its customers, which would have a negative effect on its financial results.

In addition, because ESI derives a substantial portion of its revenue from the sale of a relatively small number of products, the timing of, or changes to, orders by ESI’s customers may also cause ESI’s order levels and results of operations to fluctuate between periods, perhaps significantly. Accordingly, order levels or results of operations for a given period may not be indicative of order levels or results of operations for following periods.

The global financial crisis may have an impact on ESI’s business and financial condition in ways that ESI currently cannot predict.

The continued credit crisis and related turmoil in the global financial system has had and may continue to have an impact on ESI’s business and ESI’s financial condition. For example, demand for consumer electronics has fallen as a result of the financial crisis, reducing capital spending by ESI’s customers and thereby adversely affecting demand for ESI’s products. In addition to the impact that the global financial crisis has already had on us, ESI may face significant challenges if conditions in the financial markets do not improve or continue to worsen. For example, the credit crisis could adversely impact demand if customers are not able to obtain financing for capital expenditures or are forced to discontinue operations, which could have a negative effect on ESI’s revenues.

ESI’s business is highly competitive, and if ESI fails to compete effectively, ESI’s business will be harmed.

The industries in which ESI operate are highly competitive. ESI faces substantial competition from established competitors, some of which have greater financial, engineering, manufacturing and marketing resources than ESI does. If ESI is unable to compete effectively with these companies, its market share may decline and its business could be harmed. ESI’s competitors can be expected to continue to improve the design and performance of their products and to introduce new products. New companies may enter the markets in which ESI competes, or industry consolidation may occur, further increasing competition in those markets. Furthermore, ESI’s technological advantages may be reduced or lost as a result of technological advances by ESI’s competitors.

ESI’s competitors’ greater resources in the areas described above may enable them to

•	better withstand periodic downturns;

•	compete more effectively on the basis of price and technology; and

•	more quickly develop enhancements to and new generations of products.

ESI believes that its ability to compete successfully depends on a number of factors, including

•	performance of its products;

•	quality of its products;

•	reliability of its products;

•	cost of using its products;

•	the ability to upgrade its products;

•	consistent availability of critical components;

•	its ability to ship products on schedules required;

•	quality of the technical service it provides;

•	timeliness of the services it provides;

•	its success in developing new products and enhancements;

•	its understanding of the needs of its customers;

•	existing market and economic conditions; and

•	price of its products as compared to its competitors’ products.

ESI may not be able to compete successfully in the future and increased competition may result in price reductions, reduced profit margins and loss of market share.

ESI depends on a few significant customers, and ESI does not have long-term contracts with any of its customers.

ESI depends on a few significant customers for a large portion of its revenue. For example, ESI’s top 10 customers for 2008 accounted for approximately 59% of total net sales in 2008, with two customers accounting for a cumulative 23% of total net sales in 2008. None of ESI’s customers has any long-term obligation to continue to buy its products or services, and any customer could delay, reduce or cease ordering its products or services at any time. Further, reduced revenue resulting from cyclicality or market downturns may result in a few customers accounting for a higher percentage of ESI’s revenue. For example, in the second quarter of fiscal 2009, one customer accounted for approximately one-third of ESI’s revenue primarily as a result of reduced overall revenue in the quarter and timing of receipt and shipment of a large order. As a result, any delay, reduction or cessation in purchases by such customers during a period of reduced sales could have a significant negative impact on ESI’s financial results. In addition, the semiconductor industry, and particularly the memory market, is very cyclical, which could result in consolidation among customers, changes in various partnership and technology arrangements among customers or departures of customers from the industry. These changes could negatively affect demand for ESI’s products or negatively impact the value of ESI’s technology strategies.

ESI’s markets are subject to rapid technological change, and to compete effectively, ESI must continually introduce new products that achieve market acceptance.

The markets for ESI’s products are characterized by rapid technological change and innovation, frequent new product introductions, changes in customer requirements and evolving industry standards. ESI’s future performance will depend on the successful development, introduction and market acceptance of new and enhanced products that address technological changes as well as current and potential customer requirements. The introduction by ESI or by ESI’s competitors of new and enhanced products, or alternative technologies, may cause ESI’s customers to defer, change or cancel orders for ESI’s existing products, which may harm ESI’s operating results. In the past ESI has also experienced delays in new product development. Similar delays may occur in the future. ESI also may not be able to develop the underlying core technologies necessary to create new products and enhancements or, where necessary, to license these technologies from others.

Product development delays may result from numerous factors, including

•	changing product specifications and customer requirements;

•	difficulties in hiring and retaining necessary technical personnel;

•	difficulties in reallocating engineering resources and overcoming resource limitations;

•	difficulties with contract manufacturers;

•	changing market or competitive product requirements; and

•	unanticipated engineering complexities.

The development of new, technologically advanced products is a complex and uncertain process, requiring high levels of innovation and highly skilled engineering and development personnel, as well as the accurate anticipation of technological and market trends. ESI cannot assure you that it will be able to identify, develop, manufacture, market or support new or enhanced products successfully, if at all, or on a timely basis. Further, ESI cannot assure you that its new products will gain market acceptance or that it will be able to respond effectively to product announcements by competitors, technology changes or emerging industry standards. Any failure to respond to technology change that may render ESI’s current products or technologies obsolete could significantly harm ESI’s business.

Failure of critical suppliers of parts, components and manufacturing equipment to deliver sufficient quantities to ESI in a timely and cost-effective manner could negatively affect ESI’s business.

ESI uses a wide range of materials from numerous suppliers in the production of its products, including custom electronic and mechanical components. ESI generally does not have guaranteed supply arrangements with its suppliers. ESI seeks to reduce the risk of production and service interruptions and shortages of key parts by selecting and qualifying alternative suppliers for key parts, monitoring the financial stability of key suppliers and maintaining appropriate inventories of key parts. Although ESI makes reasonable efforts to ensure that parts are available from multiple suppliers, some key parts are available only from a single supplier or a limited group of suppliers in the short term. Operations at ESI’s suppliers’ facilities are subject to disruption for a variety of reasons, including changes in business relationships, competitive factors, financial difficulties, work stoppages, fire, earthquake, flooding or other natural disasters. Such disruption could interrupt ESI’s manufacturing. ESI’s business may be harmed if it does not receive sufficient parts to meet its production requirements in a timely and cost-effective manner.

Delays in manufacturing, shipment or customer acceptance of ESI’s products could substantially decrease ESI’s sales for a period.

ESI depends on manufacturing flexibility to meet the changing demands of its customers. Any significant delay or interruption in receiving raw materials or in ESI’s manufacturing operations as a result of software deficiencies, natural disasters or other causes could result in reduced manufacturing capabilities or delayed product deliveries, any or all of which could materially and adversely affect ESI’s results of operations.

ESI also has an arrangement with a contract manufacturer in Singapore to complete the manufacture of certain of ESI’s products. Any significant interruption in this contract manufacturer’s ability to provide manufacturing services to ESI as a result of contractual disputes with ESI or another party, labor disruptions, financial difficulties, natural disasters, delay or interruption in the receipt of inventory or other causes could result in reduced manufacturing capabilities or delayed deliveries for certain of ESI’s products, any or all of which could materially and adversely affect ESI’s results of operations.

In addition, ESI derives a substantial portion of its revenue from the sale of a relatively small number of products. Consequently, shipment and/or customer acceptance delays, including acceptance delays related to new product introductions or customizations, could significantly impact recognition of revenue and could be further magnified by announcements from ESI or its competitors of new products and technologies. Such announcements could cause ESI’s customers to defer purchases of ESI’s systems, change existing orders or purchase products from ESI’s competitors. Any of these delays could result in a material adverse change in ESI’s results of operations for any particular period.

ESI acquires inventory based upon projected demand. If these projections are incorrect, ESI may carry inventory that cannot be used, which may result in significant charges for excess and obsolete inventory.

ESI’s business is highly competitive, and one factor on which ESI competes is the ability to ship products on schedules required by customers. In order to facilitate timely shipping, management forecasts demand, both in type and amount of products, and these forecasts are used to determine inventory to be purchased. Certain types of inventory, including lasers and optical equipment, are particularly expensive and can only be used in the production of a single type of product. If actual demand is lower than forecast with respect to the type or amount of products actually ordered, or both, ESI’s inventory levels may increase. As a result, there is a risk that ESI may have to incur material accounting charges for excess and obsolete inventory if inventory cannot be used, which could negatively affect ESI’s financial results.

ESI is exposed to the risks that others may violate ESI’s proprietary rights, and ESI’s intellectual property rights may not be well-protected in foreign countries.

ESI’s success is dependent upon the protection of ESI’s proprietary rights. In the high technology industry, intellectual property is an important asset that is always at risk of infringement. ESI incurs substantial costs to obtain and maintain patents and defend its intellectual property. For example, ESI has initiated litigation alleging that certain parties have violated various of its patents, such as the action ESI initiated in Taiwan against All Ring Tech Co., Ltd. in August 2005. ESI relies upon the laws of the United States and of foreign countries in which it develops, manufactures or sells its products to protect its proprietary rights. However, these proprietary rights may not provide the competitive advantages that ESI expects, or other parties may challenge, invalidate or circumvent these rights.

Further, ESI’s efforts to protect its intellectual property may be less effective in some foreign countries where intellectual property rights are not as well-protected as in the United States. Many U.S. companies have encountered substantial problems in protecting their proprietary rights against infringement in foreign countries. If ESI fails to adequately protect its intellectual property in these countries, it could be easier for ESI’s competitors to sell competing products in foreign countries, which could result in reduced sales and gross margins.

ESI may be subject to claims of intellectual property infringement.

Several of ESI’s competitors hold patents covering a variety of technologies, applications and methods of use similar to some of those used in ESI’s products. While ESI attempts in its designs to avoid patent infringement, from time to time, ESI and ESI’s customers have received correspondence from ESI’s competitors claiming that some of its products, as used by ESI’s customers, may be infringing one or more of these patents. Competitors or others have in the past and may in the future assert infringement claims against ESI’s customers or ESI with respect to current or future products or uses, and these assertions may result in costly litigation or require ESI to obtain a license to use intellectual property rights of others. If claims of infringement are asserted against ESI’s customers, those customers may seek indemnification from ESI for damages or expenses they incur.

If ESI becomes subject to infringement claims, ESI will evaluate its position and consider the available alternatives, which may include seeking licenses to use the technology in question or defending its position. These licenses, however, may not be available on satisfactory terms or at all. If ESI is not able to negotiate the necessary licenses on commercially reasonable terms or successfully defend its position, its financial condition and results of operations could be materially and adversely affected.

ESI’s ability to reduce costs is limited by its need to invest in research and development.

ESI’s industry is characterized by the need for continued investment in research and development. Because of intense competition in the industries in which it competes, if ESI were to fail to invest sufficiently in research and development, its products could become less attractive to potential customers, and its business and financial condition could be materially and adversely affected. As a result of ESI’s need to maintain its spending levels in this area, ESI’s operating results could be materially harmed if its net sales fall below expectations. In addition, as a result of ESI’s emphasis on research and development and technological innovation, its operating costs may increase in the future, and research and development expenses may increase as a percentage of total operating expenses and as a percentage of net sales.

ESI’s worldwide direct sales and service operations and its overseas research and development facility expose it to employer-related risks in foreign countries.

ESI has established direct sales and service organizations throughout the world. ESI has also established a research and development facility in China. Having overseas employees involves certain risks. ESI is subject to compliance with the labor laws and other laws governing employers in the countries where its operations are located and as a result it may incur additional costs to comply with these local regulations. Additionally, ESI may encounter labor shortages or disputes that could inhibit its ability to effectively sell, market and service its products. If ESI cannot effectively manage the risks related to employing persons in foreign countries, its operating results could be adversely affected.

ESI is exposed to the risks of operating a global business, including risks associated with exchange rate fluctuations, legal and regulatory changes and the impact of regional and global economic disruptions.

International shipments accounted for 82% of net sales in 2008, with 74% of ESI’s net sales to customers in Asia. ESI expects that international shipments will continue to represent a significant percentage of net sales in the future. ESI also has an arrangement with a contract manufacturer in Singapore to complete the manufacture of certain of its products. ESI’s non-U.S. sales, purchases and operations, including contract manufacturing, are subject to risks inherent in conducting business abroad, many of which are outside its control, including the following:

•	Periodic local or geographic economic downturns and unstable political conditions;

•	Price and currency exchange controls;

•	Fluctuation in the relative values of currencies;

•	Difficulties protecting intellectual property;

•	Local labor disputes;

•	Shipping delays and disruptions;

•	Increases in shipping costs, caused by increased fuel costs or otherwise, which ESI may not be able to pass on to its customers;

•	Unexpected changes in trading policies, regulatory requirements, tariffs and other barriers; and

•	Difficulties in managing a global enterprise, including staffing, collecting accounts receivable, managing suppliers, distributors and representatives, and repatriation of earnings.

ESI’s business and operating results are subject to uncertainties arising out of the possibility of regional or global economic disruptions (including those resulting from the global financial crisis, natural disasters or outbreaks of infectious disease), the economic consequences of military action or terrorist activities and associated political instability, and the impact of heightened security concerns on domestic and international travel and commerce. In particular, due to these uncertainties, ESI is subject to:

•

The risk that future tightening of immigration controls may adversely affect the residence status of non-U.S. engineers and other key technical employees in its U.S. facilities or its ability to hire new non-U.S. employees in such facilities;

•	The risk of more frequent instances of shipping delays;

•	The risk that demand for its products may not increase or may decrease; and

•	The risk that its customers or suppliers may experience financial difficulties or cease operations.

ESI’s tax rates are subject to fluctuation, which could impact its financial position, and ESI’s estimates of tax liabilities may be subject to audit, which could result in additional assessments.

ESI’s effective tax rates are subject to fluctuation as the income tax rates for each year are a function of: (a) taxable income levels and the effects of a mix of profits (losses) earned by ESI and its subsidiaries in numerous tax jurisdictions with a broad range of income tax rates, (b) ESI’s ability to utilize deferred tax assets, (c) taxes, refunds, interest or penalties resulting from tax audits, (d) the magnitude of various credits and deductions as a percentage of total taxable income and (e) changes in tax laws or the interpretation of such tax laws. Changes in the mix of these items may cause ESI’s effective tax rates to fluctuate between periods, which could have a material adverse effect on its financial position and results of operations.

ESI is subject to income taxes in both the United States and numerous foreign jurisdictions. During the ordinary course of business, there are transactions and calculations for which the ultimate tax determination is uncertain. Significant judgment is exercised in determining ESI’s worldwide provisions for income taxes. Furthermore, ESI is occasionally under audit by tax authorities. Although ESI believe its tax estimates are reasonable, the final outcome of tax audits and the impact of changes in tax laws or the interpretation of tax laws could result in material differences from what is reflected in historical income tax accruals. If additional taxes are assessed as a result of an examination, a material effect on ESI’s financial results, tax positions or cash flows could occur in the period or periods in which the determination is made.

No market currently exists for the auction rate securities (ARS) ESI holds, and as a result ESI may not be able to liquidate them at the current valuation, if at all. As a result, ESI has written down the cost basis of these securities to their estimated fair value with other-than-temporary impairment charges to earnings and ESI may have to do so again in the future under certain scenarios.

ESI currently holds ARS with an aggregate par value of $19.6 million that had an estimated fair value of $9.1 million at September 27, 2008. At the time of purchase in 2007 these ARS were rated AAA and AA. The contractual maturities of these securities range up to calendar year 2050, and several securities do not have stated maturities. ESI’s ARS are composed predominately of securities issued by insurance companies to raise funds to meet regulatory capital reserve requirements, and the ARS assume the credit ratings of the bond insurers who guarantee the timely payment of principal and interest on these insured securities. Prior to September 2007 these securities provided short-term liquidity through a Dutch auction process that reset the applicable interest rate at predetermined calendar intervals, generally every 28 to 35 days. This mechanism allowed existing investors to either retain or liquidate their holdings by selling such securities at par.

As a result of the liquidity issues experienced in the global credit and capital markets, during the second quarter of fiscal 2008 ESI’s ARS began to experience failed auctions. Since that time none of ESI’s securities have traded through the auction process and no other market transactions for these securities have been observed. Further deterioration in the general markets and global economy resulted in credit rating downgrades of the nation’s two largest bond insurers and the effective elimination of the active market for auction rate securities. ESI holds ARS issued or insured by these two bond insurers.

At the end of the first quarter of fiscal 2009, it was determined that the decline in fair value of these ARS represented an other-than-temporary impairment in accordance with U.S. generally accepted accounting principles. Accordingly, the cost bases of these securities were written down to their estimated fair values at the end of the first quarter with an other-than-temporary impairment charge of $5.1 million recorded in the results of operations for the three months ended June 28, 2008.

Near the end of the third calendar quarter of 2008, Lehman Brothers, the broker who had been providing investment management, custodial and valuation services for these securities, declared bankruptcy and ceased providing valuation services for ESI. Consequently, ESI procured an independent, third-party valuation of these securities as of the end of the second quarter. As a result of the continued deterioration in the credit markets along with further credit downgrades experienced by insurers of ESI’s ARS, the valuations of these securities have declined from the values estimated as of the end of the previous quarter. Accordingly, the cost bases of these securities were written down to their estimated fair values at the end of the second quarter with an other-than-temporary impairment charge of $5.4 million recorded in the results of operations for the three months ended September 27, 2008.

The $9.1 million estimated fair value of these securities remains classified as a noncurrent investment on the condensed consolidated balance sheets at September 27, 2008, consistent with the classification at June 28, 2008 and March 29, 2008. Due to the unsuccessful auctions and downgrades of the insurers, interest rates on the ARS have been reset at higher rates with predetermined premiums as defined in the security offerings. ESI has the intent and ability to hold these securities for an extended period of time and ESI continues to receive interest income when due. Given the continued challenges in the financial markets and the prolonged credit crisis, ESI cannot reasonably predict when these securities will become liquid.

It is not possible to ascertain when or whether market conditions will change resulting in the recovery of fair value on these auction rate securities. It is also possible that a secondary market for auction rate securities may emerge in which securities similar to ESI’s own would trade at prices below ESI’s currently recorded fair values. Under such a scenario, or if other events arise that impact the fair value of the securities, ESI may have to recognize further other-than temporary impairment charges, which would adversely impact its financial position and results of operations.

It is possible that continued uncertainty in the credit markets could also impact the liquidity of ESI’s other investments and cash equivalents, which could impair ESI’s liquidity or require ESI to recognize other-than-temporary impairment on the value of those investments, which would negatively impact its financial position and results of operations.

The loss of key personnel or ESI’s inability to attract, retain and assimilate sufficient numbers of managerial, financial, engineering and other technical personnel could have a material effect upon ESI’s results of operations.

ESI’s continued success depends, in part, upon key managerial, financial, engineering and technical personnel as well as its ability to continue to attract, retain and assimilate additional personnel. The loss of key personnel could have a material adverse effect on ESI’s business or results of operations. ESI may not be able to retain ESI’s key managerial, financial, engineering and technical employees. Attracting qualified personnel may be difficult, and ESI’s efforts to attract and retain these personnel may not be successful. In addition, ESI may not be able to assimilate qualified personnel, including any new members of senior management, which could disrupt ESI’s operations.

ESI’s internal control over financial reporting could be adversely affected if material weaknesses are discovered in the future.

During 2007, ESI reported a material weakness in ESI’s internal control over financial reporting, which it has since remediated. However, the identification of one or more additional material weaknesses in the future could result in material misstatements in ESI’s financial reports and could lead ESI or its auditors to conclude that ESI does not have effective controls over financial reporting as required under Section 404 of the Sarbanes-Oxley Act. This may negatively impact the market’s view of ESI’s control environment and, potentially, ESI’s stock price.

ESI’s goodwill and other intangible assets could become impaired, which may require ESI to take significant non-cash charges against earnings.

Under current accounting guidelines, ESI must assess, at least annually and potentially more frequently, whether the carrying value of ESI’s goodwill and other intangible assets has been impaired. Goodwill was tested for impairment in the fourth quarter of fiscal 2008 utilizing a fair value comparison method that compared ESI’s market capitalization against the net book value of ESI’s assets and it was determined that there was no impairment as of March 29, 2008. As of September 27, 2008, ESI’s recorded goodwill was approximately $12.7 million, which excludes approximately $4.9 million related to the New Wave Research escrow deposit that is currently recorded as a long term other asset which will increase goodwill by the amount ultimately disbursed; its acquired intangible assets, net of accumulated amortization, were approximately $9.0 million; and its total stockholders’ equity was approximately $386 million. As of September 27, 2008 ESI’s book value per share was $14.30. On December 4, 2008, ESI’s closing stock price was $6.10 per share. If ESI’s stock price remains below net book value per share for a sustained period, ESI may be required to perform a goodwill impairment analysis, which could result in a substantial impairment of its goodwill or other intangible assets. Any impairment of goodwill or other intangible assets as a result of such an impairment analysis would result in a one-time non-cash charge against earnings, which charge could materially adversely affect ESI’s reported results of operations in future periods.

ESI holds minority interests in non-public companies, and if these companies face financial difficulties in their operations, ESI’s investments could be impaired.

ESI made strategic investments in two privately held companies in which it holds minority interests. These investments are inherently risky because these companies are still in the development stage and are expected to depend on third parties for financing to support their ongoing operations. In addition, the markets for their technologies or products are in the early stages and may never develop. If these companies do not have adequate cash funding to support their operations, or if they encounter difficulties developing their technologies or products, especially in the current economic downturn, ESI’s investments in these companies may be impaired and could adversely affect ESI’s financial results.

Risks Relating to Zygo

Zygo is dependent on the semiconductor industry, which, as a whole, is volatile.

Zygo’s business is significantly dependent on capital expenditures and component requirements for manufacturers in the semiconductor industry. This industry is cyclical and has historically experienced periods of oversupply, resulting in significantly reduced demand for capital equipment, including the products manufactured and marketed by Zygo. For the foreseeable future, Zygo’s operations will continue to be dependent on the capital expenditures in this industry, which in turn is largely dependent on the market demand in the semiconductor markets.

Zygo has been dependent on sales to one large customer; the loss of this customer or expected near-term reduction in orders from this customer would materially affect Zygo’s sales.

During fiscal 2008, 2007 and 2006, sales to Canon, Zygo’s largest customer in those periods, accounted for 19%, 27% and 36% of Zygo’s net sales, respectively. Zygo expects that sales to Canon will continue to represent a significant, yet declining, percentage of Zygo’s net sales for the near future. Canon is an original investor in Zygo, the owner at September 30, 2008 of approximately 7% of Zygo’s outstanding shares of common stock, and a distributor of certain of Zygo’s products in the Japanese market. A reduction or delay in orders from this customer, including reductions or delays due to market, economic or competitive conditions in the industries in which Zygo or Zygo’s customer serves, could have a material adverse effect upon Zygo’s results of operations. Zygo’s customers, including Canon, generally do not enter into long-term agreements obligating them to purchase Zygo’s products.

Zygo’s substantial international sales are subject to risk.

Zygo sells its products internationally, primarily to customers in Japan and throughout the Pacific Rim. Net sales to customers outside the United States accounted for approximately 52%, 61% and 65% of Zygo’s net sales in each of the fiscal years ended June 30, 2008, 2007 and 2006, respectively, and are expected to continue to account for a substantial percentage of Zygo’s net sales.

International sales and foreign operations are subject to inherent risks. These risks include the economic conditions of these various foreign countries and their trading partners, political instability, longer payment cycles, greater difficulty in accounts receivable collection, compliance with foreign laws, changes in regulatory requirements, tariffs or other barriers, difficulties in obtaining export licenses, staffing and managing foreign operations, exposure to currency exchange fluctuations, transportation delays and potentially adverse tax consequences.

Zygo’s sales and costs are negotiated and paid primarily in U.S. dollars. However, changes in the values of foreign currencies relative to the value of the U.S. dollar can render Zygo’s products comparatively more expensive to the extent locally produced alternative products are available. Such conditions could negatively affect international sales of Zygo’s products and foreign operations, as would changes in the general economic conditions in those markets. For Zygo’s sales that are based in local currency, Zygo is exposed to foreign exchange fluctuations from the time customers are invoiced in local currency until collection occurs. For fiscal 2008, approximately 24% of Zygo’s sales were denominated in foreign currencies. Zygo hedges certain intercompany transactions by entering into forward contracts to reduce the impact of adverse fluctuations on earnings associated with foreign currency exchange rate changes. Zygo does not enter into any derivative transactions for speculative purposes. These contracts are entered into for periods consistent with the currency transaction exposures, generally three to nine months. Generally, any gains and losses on the fair value of these contracts are expected to be largely offset by gains and losses on the underlying transactions. There can be no assurance that risks inherent in international sales and foreign operations will not have a material adverse effect on Zygo’s results of operations in the future.

Zygo’s quarterly operating results fluctuate and may continue to fluctuate in the future.

Zygo’s quarterly and annual operating results have varied in the past and may vary significantly in the future depending on factors such as: budgeting cycles of Zygo’s customers; the size, timing and recognition of revenue from significant orders; increased competition; Zygo’s ability to develop innovative products; the timing of new product releases by Zygo or Zygo’s competitors; market acceptance of Zygo’s products; changes in Zygo’s and Zygo’s competitors’ pricing policies; changes in operating expenses and personnel changes; the effect of Zygo’s acquisitions and consequent integration; changes in Zygo’s business strategy; and general economic factors.

Due to these and other factors, Zygo believes that quarter-to-quarter comparisons of its operating results may not be meaningful. You should not rely on Zygo’s results for one quarter as any indication of Zygo’s future performance. In future periods, Zygo’s operating results may be below the expectations of public market analysts or investors. If this occurs, the price of Zygo’s common stock would likely decrease.

Current conditions in the domestic and global economies are extremely uncertain. As a result, it is difficult to estimate the level of growth for the economy as a whole or of capital expenditures in the semiconductor and industrial markets. Because all of the components of Zygo’s budgeting and forecasting are dependent on estimates of spending within these markets, the prevailing economic uncertainty renders estimates of future revenue and expenses even more difficult than usual to make.

Zygo’s scheduled backlog may not result in future sales.

Zygo schedules the production of its systems based in part upon order backlog. Due to possible customer changes in delivery schedules and cancellations of orders, Zygo’s backlog at any particular date is not necessarily indicative of actual sales for any succeeding period. There can be no assurance that amounts included in Zygo’s backlog will ultimately result in future sales. Zygo has experienced push-outs and cancellations in the semiconductor capital equipment and electro-optics sectors. A reduction in backlog during any particular period, or the failure of Zygo’s backlog to result in future sales could adversely affect Zygo’s results of operations.

Zygo’s lengthy sales cycle could affect its manufacturing schedule and cause Zygo to incur expenses without realizing sales.

Zygo’s lengthy and variable qualification and sales cycle makes it difficult to predict the timing of a sale or whether a sale will be made, which may cause Zygo to have excess manufacturing capacity or inventory and negatively affect Zygo’s operating results. As is typical in the industry, Zygo’s customers generally expend significant efforts in evaluating and qualifying Zygo’s products and manufacturing process. This evaluation and qualification process frequently results in a lengthy sales cycle, typically ranging from three to six months and sometimes longer. While Zygo’s customers are evaluating Zygo’s products and before they place an order with Zygo, Zygo may incur substantial sales, marketing and research and development expenses, expend significant management efforts, increase manufacturing capacity and order long-lead-time supplies prior to receiving an order. Even after this evaluation process, it is possible that a potential customer will not purchase Zygo’s products. In addition, product purchases are frequently subject to unplanned processing and other delays, particularly with respect to larger customers for which Zygo’s products represent a very small percentage of their overall purchase activity.

If Zygo increases capacity and orders supplies in anticipation of an order that does not materialize, Zygo’s gross margins may be negatively impacted, and Zygo may have to carry or write off excess inventory. Even if Zygo receives an order, the additional manufacturing capacity that Zygo adds to service the customer’s requirements may be underutilized in a subsequent quarter. Either situation could cause Zygo’s results of operations to be adversely affected. Zygo’s long sales cycles also may cause Zygo’s revenues and operating results to vary significantly and unexpectedly from quarter to quarter.

Zygo faces risks associated with manufacturing forecasts.

If Zygo fails to predict its manufacturing requirements accurately, it could incur additional costs or experience manufacturing delays, which could cause Zygo to lose orders or customers and result in lower net sales. Zygo currently uses a rolling 12-month forecast based primarily on Zygo’s anticipated product orders and Zygo’s product order history to help determine Zygo’s requirements for components and materials. It is very important that Zygo accurately predict both the demand for Zygo’s products and the lead-time required to obtain the necessary components and raw materials. Lead times for materials and components that Zygo orders vary significantly and depend on factors such as the specific supplier, the size of the order, contract terms and demand for each component at a given time. If Zygo underestimates, it may have inadequate manufacturing capacity or inventory, which could interrupt manufacturing of Zygo’s products and result in delays in shipments and net sales. If Zygo overestimates its requirements, it could have excess inventory of parts. In addition, delays in the manufacturing of Zygo’s products could cause Zygo to lose orders or customers.

Zygo’s stock price may fluctuate significantly due to a variety of risks.

Zygo believes that factors such as the announcement of new products or technologies by Zygo or its competitors, market conditions in the semiconductor and industrial markets, and quarterly fluctuations in financial results are expected to cause the market price of Zygo’s common stock to vary substantially. Further, Zygo’s net sales or results of operations in future quarters may be below the expectations of public market securities analysts and investors. In such event, the price of the common stock would likely decline. In addition, historically the stock market has experienced price and volume fluctuations that have particularly affected the market prices for many high technology companies and which often have been unrelated to the operating performance of such companies. The market volatility may adversely affect the market price of shares of Zygo’s common stock. Furthermore, Zygo’s common stock trading price may be more susceptible to market fluctuations due to the relatively small public float and trading volume of Zygo’s stock.

Zygo operates in a highly competitive industry.

Zygo faces competition from a number of companies in all its markets, many of which have greater manufacturing and marketing capabilities and greater financial, technological and personnel resources. In addition, Zygo competes with the internal development efforts of Zygo’s current and prospective customers, some of which may attempt to become vertically integrated. Zygo’s competitors can be expected to continue to improve the design and performance of their products and to introduce new products with competitive price/performance characteristics. Competitive pressures may necessitate price reductions, which can adversely affect results of operations. Although Zygo believes it has certain technical and other advantages over some of its competitors, maintaining such advantages will require a continued high level of investment by Zygo in research and development and sales, marketing and service. There can be no assurance that Zygo will have sufficient resources to continue to make such investments or that Zygo will be able to make the technological advances necessary to maintain such competitive advantages. In addition, due to historical relationships and possible prior investments by potential customers in competitive product lines, it may be more difficult for Zygo to realize upon certain of Zygo’s growth strategies and initiatives. There can be no assurance that the basis of competition in the industries in which Zygo competes will not shift.

Zygo’s inability to anticipate and keep pace with rapidly changing technological developments in the markets in which it operates could have a material adverse effect on Zygo’s business.

The market for Zygo’s products is characterized by rapidly changing technology. Zygo’s future success will continue to depend upon Zygo’s ability to enhance Zygo’s current products and to develop and introduce new products that keep pace with technological developments and evolving industry standards, respond to changes in customer requirements, and achieve market acceptance. The development of new technologically advanced products is a complex and uncertain process requiring high levels of innovation, as well as the accurate anticipation of technological and market trends. With continuing advances in technology, potential product advancements require an increasing allocation of resources, including potentially more resources than Zygo then would have available.

Zygo commits significant financial and personnel resources on a continuous basis to redesign and enhance Zygo’s instruments, systems and components and to upgrade Zygo’s proprietary software technology incorporated in Zygo’s products. Any failure by Zygo to anticipate or respond adequately to technological developments and customer requirements, or any significant delays in product development or introduction, could have a material adverse effect on Zygo’s business and impact Zygo’s close relationships with customers.

This could have an impact on customers’ willingness to share proprietary information about their requirements and participate in collaborative efforts with Zygo. There can be no assurance that Zygo’s customers will continue to provide Zygo with timely access to such information, that Zygo will be successful in developing and marketing new products and services or product and service enhancements on a timely basis or that Zygo will respond effectively to technological changes or new product announcements by others. In addition, there can be no assurance the new products and services or product enhancements, if any, which Zygo developed will achieve market acceptance.

Zygo may be unable to enforce or defend its ownership and use of proprietary technology.

Zygo’s success is heavily dependent upon its proprietary technology. There can be no assurance that the steps taken by Zygo to protect its proprietary technology will be adequate to prevent misappropriation of Zygo’s technology by third parties or will be adequate under the laws of some foreign countries, which may not protect Zygo’s proprietary rights to the same extent as do laws of the United States. In addition, there remains the possibility that others will “reverse engineer” Zygo’s products in order to determine their method of operation and introduce competing products or that others will develop competing technology independently. Any such adverse circumstances could have a material adverse effect on Zygo’s results of operations.

Zygo’s business depends on management and technical personnel who are in great demand.

Zygo’s success depends in large part upon the continued services of many of Zygo’s highly skilled personnel involved in management, research, development and engineering, sales and marketing, manufacturing and support and upon Zygo’s ability to attract and retain additional highly qualified employees. Zygo’s employees may voluntarily terminate their employment with Zygo at any time. Competition for these individuals from a variety of employers, including Zygo’s competitors and companies in computer or technology-related industries, at times is intense. Zygo cannot assure you that it will be able to retain its existing personnel or attract and retain additional personnel.

Zygo is exposed to significant delays and additional costs if it does not receive adequate or timely supplies of raw materials and other supplies upon which it depends.

Zygo is dependent on suppliers for raw materials and various electrical, mechanical and optical supplies. Although Zygo enters, either directly or through its contract manufacturers, into purchase orders with its suppliers based on Zygo’s forecasts, Zygo does not have any guaranteed supply arrangements with these suppliers. Moreover, as Zygo’s demand for supplies increases, it may not be able to obtain these supplies in a timely manner. If any relationship with a key supplier is terminated or if a supplier fails or is unable to provide reliable services or equipment and Zygo is unable to reach suitable alternative solutions quickly, Zygo may experience significant delays and additional costs in the manufacturing of Zygo’s products. If Zygo’s key suppliers cease manufacturing the supplies its requires, if their manufacturing operations are interrupted for any significant amount of time, or if they are unable or unwilling to supply Zygo for any other reason, including capacity constraints, then Zygo may be at least temporarily unable to obtain these supplies, thus exposing Zygo to significant delays and additional costs. Currently there are only a limited number of companies that are capable of supplying optical materials in the quantity and of the quality that Zygo requires.

Zygo’s flat panel display systems are assembled in Taiwan through a third party. Zygo is dependent on the third party to assemble the systems accurately and on a timely basis. To the extent the quality of work, including any individual unit, causes delays or cancellations in shipments to Zygo’s customers, Zygo’s results could be adversely affected.

Zygo’s products may contain defects that are undetected until after Zygo’s products are installed, which may lead to a loss of reputation and customers.

Zygo’s products are deployed in large and complex systems and may contain defects that are not detected until after Zygo’s products have been installed, which could damage Zygo’s reputation and cause Zygo to lose customers. Zygo designs some of its products for deployment in large and complex optical networks. Because of the nature of these products, they can only be fully tested for reliability when deployed in networks for long periods of time. Zygo’s customers may discover defects in Zygo’s products only after they have been fully deployed and operated under peak stress conditions. In addition, Zygo’s products are combined with products from other vendors. As a result, should problems occur, it might be difficult to identify the source of the problem. These conditions increase the risk that Zygo could experience, among other things: loss of customers, damage to Zygo’s brand reputation, failure to attract new customers or achieve market acceptance, diversion of development and engineering resources, and legal actions by Zygo’s customers. The occurrence of any one or more of the foregoing factors could cause Zygo to experience losses and incur liabilities and cause Zygo’s net sales to decline.

Zygo may be unprepared for changes to environmental laws and regulations and may have liabilities arising from environmental matters.

Environmental regulations applicable to Zygo’s manufacturing operations could limit Zygo’s ability to expand or subject Zygo to substantial costs. Zygo is subject to a variety of environmental regulations relating to the use, storage, discharge, and disposal of hazardous chemicals used during Zygo’s manufacturing processes. Any failure by Zygo to comply with present and future regulations could subject Zygo to future liabilities or the suspension of production. In addition, such regulations could restrict Zygo’s ability to expand its facilities or could require Zygo to acquire costly equipment or to incur other significant expenses to comply with environmental regulations.

Zygo’s investments in marketable securities may lose their value if economic conditions were to deteriorate.

Zygo’s marketable securities represent approximately 11% of Zygo’s total assets at September 30, 2008. To the extent credit markets tighten, interest rates increase or other economic conditions influence the liquidity of Zygo’s marketable securities, the value and liquidity of Zygo’s marketable securities may be adversely affected. In addition, Zygo may have to record an impairment charge for marketable securities if it determines that an other-than-temporary decline in the fair value of a marketable security has taken place. For fiscal 2008, Zygo recorded an impairment charge for a marketable security of $0.3 million.

THE MERGER

The following is a discussion of the merger and the material terms of the merger agreement between ESI and Zygo. You are urged to read carefully the merger agreement in its entirety, a copy of which is attached as Annex A to this Prospectus/Proxy Statement and is incorporated by reference herein.

Background of the Merger

Zygo has periodically reviewed and assessed trends and conditions impacting the company and the semiconductor and industrial markets in which Zygo’s Metrology Solutions Division and Optical Systems Division operate. From time to time, Zygo’s board of directors has reviewed the strategic options potentially available to Zygo to increase stockholder value. Since 2005, Zygo’s board of directors has met at least once or twice per year with representatives of Goldman Sachs & Co., Zygo’s financial advisor, to discuss a range of strategic alternatives available to Zygo, including possible add-on acquisitions or the possible merger or sale of the company. In addition, during the same period, Zygo has from time to time engaged in discussions with other companies concerning a possible business combination. For example, in addition to discussions with ESI noted below, Zygo separately discussed a possible strategic transaction with each of Company A and Company B (referred to below) at various times in 2007 and with other companies in 2006 and 2007.

From time to time, ESI has reviewed strategic opportunities that would allow it to expand into adjacent markets and that would contribute to growing long-term stockholder value. For example, in July 2007, ESI acquired New Wave Research, Inc., a manufacturer of laser-based systems for water scribing, flat panel display repair, micromachining and laser ablation.

One reason that both Zygo and ESI have reviewed their strategic alternatives and opportunities on a recurring basis in the past several years is that both companies have recognized a long-term trend towards consolidation and increasingly larger companies in both the semiconductor industry and the suppliers to that industry. Both Zygo and ESI believe that increasing size, resources and global infrastructure will be increasingly important in providing competitive advantages.

In the fall of 2006, Eugene G. Banucci, a member of Zygo’s board of directors, introduced Nicholas Konidaris, President and Chief Executive Officer of ESI, to J. Bruce Robinson, Chairman and Chief Executive Officer of Zygo, at a professional conference. Messrs. Konidaris, Robinson and Banucci discussed the respective businesses of Zygo and ESI.

On January 12, 2007, Mr. Konidaris and Mr. Robinson met at Zygo’s Middlefield, Connecticut headquarters and discussed the businesses of their respective companies and whether it made sense to explore a combination of the two entities.

At a regularly scheduled board meeting in January 2007, Zygo’s board of directors reviewed a variety of strategic possibilities. Among other things, Zygo’s board of directors reviewed and received a briefing from Goldman Sachs concerning a range of strategic alternatives, including the possibility of a merger or being acquired; discussed Mr. Robinson’s meeting with Mr. Konidaris that month; and determined that Mr. Robinson, Walter A. Shephard, Vice President, Finance and Chief Financial Officer of Zygo, and director Bruce W. Worster would attend another meeting with Mr. Konidaris and with Jon D. Tompkins, Chairman of the Board of ESI.

On February 13, 2007, Messrs. Robinson, Shephard and Worster met with Mr. Konidaris, Mr. Tompkins and John Metcalf, Chief Financial Officer of ESI in Beaverton, Oregon to follow up on the January meeting and to attempt to quantify synergies that could be achieved if Zygo and ESI were combined. Both companies presented extensive details of their business areas, products, customers, markets, facilities, technologies and finances. Mr. Robinson also toured ESI’s local facilities. It was determined at that time that both companies would remain independent, but would remain in contact to further discuss opportunities for a strategic relationship between Zygo and ESI.

In March 2007, ESI engaged Needham & Company as its financial advisor to provide advice with respect to a possible strategic transaction involving Zygo.

On May 9, 2007, Mr. Konidaris and Mr. Robinson met in Chicago. At this meeting, Mr. Konidaris suggested that ESI might be interested in acquiring Zygo. Mr. Robinson indicated that Zygo was not for sale, its board of directors having determined that Zygo should continue to pursue its own business plan.

On August 21 and 22, 2007, at its regularly scheduled meeting, Zygo’s board of directors discussed the possibility of a merger or of being acquired, including a discussion of ESI as a potential merger partner or acquirer, though no specific actions were taken as a result of that meeting.

In the months that followed, members of Zygo’s board of directors noted a trend toward consolidation, and the increasing challenges of competing against larger companies with greater resources in markets, such as the semiconductor process instrumentation market, in which economies of scale with respect to sales and service tended to favor larger companies. For example, some of Zygo’s directors noted that a few smaller companies that operated in Zygo’s markets—such as August Technology and ADE—had been acquired by larger companies in the recent past.

In February 2008, in light of the cyclicality and periodic significant downturns in the semiconductor industry which have occurred in the past, the pattern of consolidation noted above, and technological advances in the semiconductor industry and the difficulty and cost in keeping abreast of these advances, Zygo’s board of directors formed a Strategic Alternatives Committee consisting of Messrs. Robinson, Banucci and Worster and Carol P. Wallace. The board of director’s impetus to review strategic alternatives was further strengthened by the receipt by Zygo in February 2008 of an unsolicited non-binding indication of interest from Company A to explore a possible transaction involving the company.

The Strategic Alternatives Committee met with Goldman Sachs on April 4, 2008 for a preview of Goldman Sachs’ analysis concerning Zygo’s strategic alternatives, and requested that Goldman Sachs include certain additional information in its analysis to be presented to Zygo’s full board of directors. As a result of its prior dealings with Zygo, Goldman Sachs had become familiar with Zygo’s business and industry position. Zygo and Goldman Sachs executed a written engagement agreement on April 18, 2008 which provided that Goldman Sachs would assist Zygo (i) in its analysis and consideration of the various financial alternatives available to it (which, under the terms of the engagement agreement, may have included mergers or other business combination transactions, stock or debt repurchases, joint ventures, investments, divestitures, financial restructurings, and public or private financings, including the offering of securities) and (ii) with the possible sale of all or a portion of Zygo.

Goldman Sachs presented an analysis to Zygo’s board of directors on April 29, 2008. The analysis, which had been updated to include financial information from Zygo’s announced quarterly results as well as the additional information requested by the Strategic Alternatives Committee, discussed a range of strategic alternatives available to Zygo, including continuing to operate its existing businesses as an independent, publicly traded company; acquiring other companies or businesses; divesting one or more of its lines of business; merging with a similarly sized business operation; or being acquired. In view of, among other things, Zygo’s relatively small size within an industry undergoing consolidation, and management’s expressed belief that Zygo was unlikely to find a partner that could accelerate and otherwise facilitate Zygo’s proposed plans for growth, Zygo’s board of directors, without ruling out any other possible strategic alternative, requested that Goldman Sachs prepare an overview of a potential sale process.

On May 7, 2008, Goldman Sachs presented an overview of a proposed sale process to the Zygo board of directors, including a list of potential strategic and financial buyers and merger partners which it had assembled after consultation with Zygo’s senior management. The Zygo board of directors analyzed this list of prospective interested parties and requested that Goldman Sachs consider supplementing the list with certain additional potential buyers or merger partners, including other non-U.S. based entities. In general, the companies on the list were identified by Zygo’s management and Goldman Sachs and approved by Zygo’s board based on the assessment of a variety of factors, including any previously expressed interest or perceived level of interest in a strategic transaction, strategic fit, an assessment of the potential purchaser’s or merger partner’s ability to effect a strategic transaction, the potential for cost and revenue synergies and the potential for Zygo’s stockholders to receive a premium. The Zygo board of directors then authorized the exploration of a possible strategic transaction, including the possible sale of Zygo.

Beginning in May 2008, at the direction of Zygo’s board of directors, representatives of Goldman Sachs contacted 15 potential buyers and merger partners, including ESI, regarding a potential strategic transaction with Zygo, and distributed a one-page summary of publicly available information concerning Zygo to the potential buyers or merger partners contained in the previously agreed upon list.

ESI’s board of directors discussed a possible transaction with Zygo at its meeting on May 15, 2008. Mr. Konidaris described the Zygo business and described its potential fit with the ESI growth strategy. ESI’s board of directors agreed that ESI should explore the possibility of acquiring Zygo.

Five potential buyers or merger partners that expressed interest in a strategic transaction, including ESI, were invited by Zygo to management presentations which occurred in June 2008. Over the next several weeks, Zygo’s management addressed follow-up questions posed by these potentially interested parties.

On June 12, 2008, Messrs. Robinson and Shephard, James R. Northup, President of Zygo’s Metrology Division, and John M. Stack, President of Zygo’s Optical Systems Division, met with representatives of Company A and Company B in New York.

On June 13, 2008, Messrs. Robinson, Shephard, Northup and Stack met with representatives of ESI in New York.

On July 8, 2008, the Zygo board met with Goldman Sachs and Zygo’s legal counsel, Fulbright & Jaworski L.L.P., to discuss the bidders, valuation considerations and strategic alternatives. On July 9, 2008, at the direction of Zygo’s board, Goldman Sachs circulated a bid instruction letter to those potential buyers or merger partners which had expressed interest, requesting that they submit preliminary bids by July 21, 2008.

ESI submitted a preliminary non binding bid on July 18, 2008. Preliminary bids were also received from Company A and Company B on July 21, 2008. On July 22, 2008, Goldman Sachs and Fulbright & Jaworski L.L.P. met with Zygo’s board of directors to review these bids and to discuss updates concerning the bidders. Beginning on July 28, 2008, Zygo made an electronic data room concerning Zygo and its businesses available for review by each bidder, upon execution of a non-disclosure agreement acceptable to Zygo. At this time, representatives of ESI began a due diligence review of materials made available in the electronic data room. This review continued during the following months as additional materials were made available.

On July 29, 2008, representatives of Company C met with members of Zygo’s Strategic Alternatives Committee. On August 6, 2008, Company C submitted an indication of interest.

On August 5, 2008, ESI’s board of directors held a regular meeting at which Mr. Konidaris updated the directors on the process relating to the possible acquisition of Zygo. He reviewed the preliminary bid submitted on behalf ESI and presented information relating to Zygo’s financial performance, products and markets.

On August 8 and 13, 2008, members of Zygo’s management, including Messrs. Robinson and Shephard, attended telephonic conferences with representatives of ESI. On August 15, 2008, Messrs. Robinson, Shephard, Northup and Stack, and Carl A. Zanoni, Zygo’s Senior Vice President, Technology met with representatives of ESI in New York for a full day of due diligence meetings concerning Zygo, followed by a dinner.

On August 18, 2008, Zygo’s senior management met with Company C in New York for a full day of presentations and due diligence meetings concerning Zygo. These meetings continued on August 26, 2008.

On August 19, 2008, Zygo’s senior management met with Company B for a full day of due diligence sessions concerning Zygo. An additional due diligence session and dinner with Company B took place on August 25, 2008.

During the second half of August 2008, various of the bidders conducted additional legal due diligence concerning Zygo via conference telephone calls with legal counsel.

Members of Zygo’s senior management attended a telephone conference with representatives of ESI on August 20, 2008, meetings with representatives of ESI at Zygo’s offices in Middlefield, Connecticut on August 24 and 25, 2008, a meeting with representatives of ESI in Tucson, Arizona on August 26, 2008 and a telephone conference with representatives of ESI on August 27, 2008. During these meetings, additional information concerning Zygo and ESI was shared.

On August 27, 2008, ESI’s board of directors held a special meeting to review information and preliminary conclusions regarding a possible transaction to acquire Zygo. Mr. Konidaris reviewed a proposed timeline for consideration of a transaction, due diligence performed to date and yet to be performed and expectations regarding a possible structure and financing plan.

On August 29, 2008, Zygo’s senior management met with Company A for a full day of financial due diligence sessions. An additional meeting with Company A to discuss Zygo’s business plan took place on September 3, 2008.

On September 2, 2008, at the direction of Zygo’s board of directors, Goldman Sachs circulated to ESI, Company A and Company B a form of final bid letter instructing that final bids were due on September 23, 2008. Based upon Zygo’s conversations with the prospective merger partners, at the direction of Zygo’s board of directors, Goldman Sachs furnished to ESI, Company A and Company B a form of merger agreement for an all-cash transaction prepared by Fulbright & Jaworski L.L.P. The final bid instruction letter from Goldman Sachs requested that bidders return their proposed markup of the merger agreement by not later than September 16, 2008.

In addition, on September 3, 2008, Company C submitted a letter of interest and term sheet to Zygo, in which it proposed, among other things, an all-stock merger of the two companies. Company C had prepared and submitted earlier a form of merger agreement for an all-stock transaction. Company C’s bid letter required, as a condition to pursuing further discussion, that Zygo grant Company C a three week exclusivity period to negotiate a possible strategic transaction and that the contemplated transaction be consummated by not later than December 31, 2008. After consultations with its advisers, and in light of the ongoing potential sale process and the prospects being generated from that process and the terms of Company C’s proposal, Zygo determined not to grant Company C the requested exclusivity. Company C then withdrew its indication of interest.

Members of Zygo’s senior management attended a telephone conference with ESI on September 4, 2008, a meeting with ESI at Zygo’s headquarters in Middlefield, Connecticut on September 5, 2008, and additional telephone conferences with ESI on September 9 and 12, 2008.

On September 10, 2008, Company A notified Goldman Sachs that Company A was not submitting a final bid. On September 12, 2008, Company B notified Goldman Sachs that Company B was not submitting a final bid.

On September 16, 2008, Goldman Sachs received from Needham & Company a markup of Zygo’s form of merger agreement that was prepared by Stoel Rives LLP, ESI’s legal counsel, without indicating the consideration to be paid to Zygo’s stockholders. Goldman Sachs discussed the revised terms included in the markup with Zygo’s management and legal counsel. On September 18, 2008, representatives of Goldman Sachs and Needham & Company met to discuss the proposed terms of a transaction, and, at the direction of Zygo’s board of directors, Goldman Sachs advised Needham & Company that, in light of highly uncertain conditions in the credit markets, Zygo would not accept a proposal that included a financing contingency, as reflected in ESI’s markup to the draft agreement.

On September 17 and 18, 2008, Messrs. Robinson, Shephard, Northup and Stack visited ESI in Portland to participate in additional due diligence meetings.

On September 22, 2008, ESI’s board held a special meeting. Management presented the preliminary results of its due diligence investigation and its expectations for Zygo’s economic performance going forward. Needham & Company presented a preliminary financial analysis of a proposed transaction at various purchase prices and at different proportions of cash and stock consideration. ESI’s board of directors approved the making of an offer to acquire Zygo within certain parameters.

On September 23, 2008, Needham & Company submitted to Goldman Sachs, on behalf of ESI, a bid letter, along with a proposed exclusivity agreement. The bid letter proposed, among other things, a merger in which Zygo’s stockholders would receive consideration of $15.00 per share, consisting of $7.50 in cash, funded from ESI’s cash on hand, and $7.50 in ESI common stock. In light of the substantial component of the consideration proposed to be paid in ESI common stock, Fulbright & Jaworski L.L.P. expanded its due diligence to include a full review of ESI’s SEC filings and other publicly available information concerning ESI.

On September 25, 2008, Zygo’s board of directors met at Fulbright & Jaworski L.L.P.’s offices in New York. Representatives of Goldman Sachs presented a preliminary financial analysis, and representatives of Fulbright & Jaworski L.L.P. presented a legal analysis of ESI’s proposal. Zygo’s directors discussed with Goldman Sachs and Fulbright & Jaworski L.L.P. aspects of the ESI bid. Although Zygo had already conducted significant due diligence concerning ESI in connection with prior meetings between the two companies, Zygo’s board of directors called for a detailed analysis of the valuation of ESI’s common stock and ESI’s revenue and earnings forecasts in view of the rapidly changing business environment. In addition, members of Zygo’s board of directors noted that the combined company would have substantial cash reserves, which would strengthen its ability to function effectively in the prevailing business environment.

Zygo’s board of directors resolved to proceed with discussions with ESI, subject to the negotiation and execution of a letter of understanding concerning several unresolved key issues, including the need for provisions that would protect Zygo stockholders if the trading price of ESI common stock declined and would restrict ESI’s ability to avoid completing the transaction after the execution of a definitive agreement. Zygo’s board of directors also determined not to grant ESI’s request for exclusivity until there was further agreement on the unresolved key issues. Goldman Sachs was directed to convey Zygo’s position with respect to these matters to Needham & Company, including a request to increase the per share consideration to be paid by ESI by an additional $0.50, and to incorporate certain mechanisms to help protect the value of the stock component of the consideration to be received by Zygo’s stockholders.

At the same meeting, the Zygo board discussed Company C’s prior bid and its requirements of exclusivity and of closing a transaction in 2008, and determined it was imprudent at that time to reopen discussions with Company C.

On September 25 and 26, 2008, ESI’s management reviewed Zygo’s requests with Needham & Company and Stoel Rives LLP.

On September 27, 2008, Needham & Company furnished to Goldman Sachs, on behalf of ESI, a draft letter of understanding and a revised bid of $15.50 per share of Zygo common stock, consisting of $7.75 in cash and $7.75 in ESI common stock. In response to Zygo’s request for provisions to protect Zygo’s stockholders if ESI’s stock price declined, the letter of understanding included an adjustment mechanism under which the stock component of the purchase price would have been increased or decreased to the extent that the average closing price of ESI’s common stock for the 5 trading days prior to the closing, compared to the average closing price of ESI’s common stock for the 45 trading days preceding execution of the merger agreement, had declined or increased within a specified range of percentages. Zygo’s board of directors and its advisers discussed the draft letter of understanding and revised bid, including suggested alternatives. On September 29, 2008, Fulbright & Jaworski L.L.P. conveyed comments on the letter of understanding, as well as ESI’s proposed form of exclusivity letter, to Stoel Rives LLP.

On September 29, 2008, ESI and its advisors met to review Zygo’s comments to the proposed letter of understanding.

On September 29, 2008, Fulbright & Jaworski L.L.P. delivered a revised draft of the merger agreement and a priority further legal due diligence request to Stoel Rives LLP, and Goldman Sachs delivered to Needham & Company on behalf of Zygo a further business due diligence request list. In addition, Needham & Company delivered a revised draft letter of understanding to Goldman Sachs, reflecting a purchase price of $7.75 in cash and $7.75 in ESI common stock per share of Zygo common stock, and revisions limiting the reasons ESI could elect not to close the transaction.

Between September 30, 2008 and October 3, 2008, Stoel Rives LLP and Fulbright & Jaworski L.L.P. negotiated legal provisions of the merger agreement. On October 2, 2008 and October 3, 2008, ESI’s outside consultants conducted confirmatory accounting due diligence at Zygo’s Middlefield, Connecticut headquarters.

On October 3, 2008, after discussions with Goldman Sachs and Fulbright & Jaworski L.L.P., and in light of the deteriorating economic environment, including the semiconductor market, a general downward trend in stock prices and in the trading price of ESI’s common stock in particular, a weaker than expected quarterly earnings outlook for ESI, and provisions of the Internal Revenue Code which could require the cash component of the merger consideration to be decreased and the stock component increased in order to qualify the merger as a tax-free reorganization, Zygo’s Strategic Alternatives Committee determined that ESI’s proposal needed to be revised to provide greater price protection to Zygo’s stockholders in the event of a decline in ESI’s stock price. The Strategic Alternatives Committee directed Goldman Sachs to communicate to Needham & Company the need for ESI to propose revised terms to address this concern.

Also on October 3, 2008, ESI submitted to certain executives of Zygo, including Messrs. Robinson, Northup and Stack, proposed amendments to their respective employment agreements to delay their right to receive severance payments and benefits upon a voluntary termination of employment following a change in control of Zygo until the 90-day period beginning one year after the date of the merger. These amendments were subsequently negotiated and executed.

On October 3, 2008, Mr. Zanoni and Mr. Samuel H. Fuller, a member of Zygo’s board of directors, participated in a telephone conference with Mr. Steve Harris, Vice President, Research, Development and Engineering of ESI, regarding technology matters.

Between October 4 and October 6, 2008, ESI met with its advisors to review Zygo’s request. Analyses were performed of the additional potential dilution and cost that could result from price protection mechanisms sought by Zygo. ESI also reevaluated the proposed purchase price based on the deteriorating economic environment, including the semiconductor market, and Zygo’s weaker than expected quarterly earnings outlook. An analysis was also performed with respect to a possible all-stock transaction and the appropriate exchange ratio to propose for such a transaction.

On October 6, 2008, Needham & Company, on behalf of ESI, advised Goldman Sachs that due to, among other things, the deteriorating market conditions generally and in the semiconductor markets in particular, and their expected adverse impact on Zygo’s future performance, ESI was unable to maintain the cash component of its then bid; and that ESI was withdrawing the existing offer of $15.50 per share in a combination of 50% cash and 50% in ESI common stock. Shortly thereafter, ESI proposed a merger between ESI and Zygo in an all-stock transaction.

On October 8, 2008, Goldman Sachs reported to the Strategic Alternatives Committee the new proposal from ESI for an all-stock merger at a fixed exchange ratio of approximately one share of ESI common stock for each share of Zygo common stock. Based on the closing prices of ESI’s and Zygo’s common stock on The NASDAQ Global Market on October 7, 2008, this corresponded to a price of $12.03 per share of Zygo common stock, represented a premium of approximately 32% over the $9.08 closing price of Zygo’s common stock on that day, and would result in approximately 39.6% ownership of the combined company by Zygo stockholders on a pro forma basis.

After further negotiations between the parties, on October 10, 2008, Needham & Company, on behalf of ESI, sent to Goldman Sachs a revised all-stock offer increasing the exchange ratio to a level that would result in Zygo’s stockholders owning 40% of the combined company on a pro forma basis.

On October 12, 2008, representatives of Goldman Sachs presented a preliminary analysis of ESI’s revised proposal to Zygo’s board. In addition, since the contemplated transaction involved an all-stock purchase price, a member of the Strategic Alternatives Committee contacted a representative of Company C to check whether Company C had any interest in reentering the process and making an all-stock proposal to acquire Zygo. The representative indicated Company C would not be submitting a bid. Zygo’s board of directors determined to proceed with the negotiation of the transaction with ESI.

Between October 8, 2008 and October 15, 2008, Fulbright & Jaworski L.L.P. and Stoel Rives LLP, in consultation with Zygo and ESI, respectively, negotiated various of the provisions of the merger agreement, including Zygo’s and ESI’s representations and warranties, restrictions on Zygo’s and ESI’s conduct during the period between the signing of the merger agreement and the closing of the merger and the constitution of ESI’s board of directors from and after the effective time of the merger, and reviewed and finalized the ESI and Zygo disclosure schedules to the merger agreement. Additional due diligence request lists were submitted to Stoel Rives LLP and ESI, and documentation was furnished in response to these reports. Fulbright & Jaworski L.L.P. completed its legal due diligence and Zygo and its outside consultants conducted further financial, accounting and operational due diligence concerning ESI.

In addition, Messrs. Zanoni and Fuller, and Fish & Richardson, Zygo’s intellectual property counsel, completed intellectual property and technology due diligence concerning ESI and delivered a report to Mr. Robinson concerning the same. Mr. Zanoni visited ESI’s facilities in Oregon on October 13 and 14, 2008 to conduct additional due diligence concerning ESI’s technology.

On October 15, 2008, the Zygo board of directors held a special meeting at which it reviewed with management and representatives of Fulbright & Jaworski L.L.P. and Goldman Sachs the terms of the proposed merger with ESI and the merger agreement. Members of Zygo’s management discussed their views of the proposed transaction. Mr. Zanoni presented a written report to Zygo’s board of directors and discussed his technology due diligence meetings concerning ESI, and other members of Zygo’s management discussed their due diligence concerning ESI. Zygo’s management also discussed Zygo’s other strategic alternatives, including remaining independent, and stated their recommendation that Zygo proceed with the merger. The other strategic alternatives available to Zygo were further discussed by the Zygo board. Representatives of Goldman Sachs reviewed its financial analysis of the proposed transaction. In addition, a representative of Fulbright & Jaworski L.L.P. reviewed the results of the legal due diligence conducted and terms of the proposed merger agreement in detail. The Zygo board meeting was adjourned until later that day.

After the market close on October 15, 2008, the ESI board of directors held a special meeting at which it reviewed with management and representatives of Needham & Company and Stoel Rives LLP the terms of the proposed merger and merger agreement. Management reviewed the background of the transaction and its due diligence findings. Stoel Rives LLP reviewed the terms of the merger agreement in detail. Needham & Company presented its financial analysis and delivered its oral opinion to ESI’s board of directors (which was subsequently confirmed in writing) that, as of October 15, 2008 and based upon and subject to the assumptions and other matters set forth in its written opinion, the exchange ratio of 1.0233 shares of ESI common stock to be paid for each share of Zygo common stock pursuant to the merger agreement was fair, from a financial point of view, to ESI. The full text of Needham & Company’s written opinion, dated October 15, 2008, which sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken in connection with the opinion, is attached to this Prospectus/Proxy Statement as Annex B. ESI’s board of directors also reviewed the proposed increase of ESI’s stock repurchase program, contingent upon closing of the merger. After the Needham & Company presentation, the ESI board of directors unanimously approved the merger agreement and recommended that the stockholders of ESI vote in favor of the issuance of ESI stock pursuant to the merger agreement. ESI’s board of directors also unanimously approved modifying ESI’s stock repurchase program to authorize the repurchase of up to $100 million of ESI common stock, contingent upon the closing of the merger, and subject to market conditions, share price, other anticipated cash requirements at that time and other factors deemed relevant.

After the market close on October 15, 2008, Zygo’s board of directors reconvened; at which time Goldman Sachs updated its financial analysis and delivered its oral opinion to Zygo’s board of directors (which was subsequently confirmed in writing) that, as of October 15, 2008 and based upon and subject to the factors and assumptions set forth in its opinion, the exchange ratio of 1.0233 shares of ESI common stock to be paid for each share of Zygo common stock pursuant to the merger agreement was fair, from a financial point of view, to the holders of shares of Zygo common stock. The full text of Goldman Sachs’ written opinion, dated October 15, 2008, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this Prospectus/Proxy Statement as Annex C.

After the Goldman Sachs presentation, the Zygo board of directors unanimously approved the merger agreement and recommended that the stockholders of Zygo vote in favor of the adoption and approval of the merger agreement. Representatives of ESI and Zygo finalized the merger agreement and ESI and Zygo executed the merger agreement.

On October 16, 2008, ESI and Zygo issued a joint press release announcing the transaction and the execution of the merger agreement.

ESI’s Board of Directors’ Recommendations and Reasons for the Merger

The ESI board of directors believes that the merger and the merger agreement, and related transactions, are advisable and in the best interest of ESI and its stockholders. Accordingly, the ESI board of directors has approved the merger and the merger agreement, and related transactions, and recommends that ESI stockholders vote “FOR” approval of the Share Issuance.

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In the course of determining that the merger and the merger agreement, and related transactions, are advisable and in the best interests of ESI and its stockholders, the ESI board of directors consulted with management as well as its financial and legal advisors and considered a number of factors in making its determination. The ESI board of directors concluded that the merger could enhance stockholder value by:

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Creating growth opportunities by facilitating the entry of ESI and Zygo products into new markets. The technology of the two companies is complimentary, with little overlap. As a result, ESI believes that Zygo’s products and existing customer base will provide ESI access to customers in adjacent markets in the semiconductor, microelectronics, medical and industrial sectors previously targeted by ESI as areas for potential growth. Zygo’s metrology and optics products and expertise also may create new application opportunities for ESI’s micromachining products. ESI also believes that it can use its sales force and existing customer relationships to accelerate adoption of certain of Zygo’s products in the semiconductor and microengineering markets. For example, ESI believes its systems engineering expertise and global support infrastructure can be used to increase the adoption of Zygo’s in-line semiconductor metrology systems and flat panel display inspection and repair systems into high-volume manufacturing applications and can extend applications of Zygo’s existing products and technologies into new market segments and geographies.

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Providing the combined company with increased scale and cost savings. ESI believes that the greater revenues, resources, and global infrastructure of the combined company will enhance its ability to compete in the global marketplace, more readily make strategic investments, and better endure economic and market cyclicality. ESI also believes the combined company can reduce operating costs by $5 million to $7 million by the end of the first fiscal year of combined operations through supply-related synergies, reduction of duplicative public company costs and facilities, and consolidation of selling, marketing, general, administrative, and research and development costs.

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Access to new market segments may mitigate impact of market cyclicality. ESI currently serves the volatile semiconductor memory manufacturing, general semiconductor manufacturing, high-precision manufacturing and microelectronics industries, which are largely dependent on consumer-driven computer, wireless and consumer electronics end-markets. By acquiring Zygo, which generates a significant portion of its revenues from sales to the industrial, medical, defense and flat panel display markets, ESI believes that its exposure to the more volatile consumer electronics end-market and semiconductor memory manufacturing industry may be mitigated, and the revenues and cash flows of the combined businesses may be less impacted by changes in the business cycle.

The ESI board of directors also considered a variety of other factors and risks concerning the merger, including the following:

•	The information concerning ESI’s and Zygo’s respective historic businesses, financial results and prospects, including the result of ESI’s due diligence review of Zygo;

•	ESI’s assessments that Zygo’s business can effectively and efficiently be integrated;

•	Historical stock trading price for Zygo’s and ESI’s common stock;

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The oral opinion of ESI’s financial advisor, Needham & Company (which was subsequently confirmed in writing by delivery of Needham & Company’s written opinion dated the same date), that, as of October 15, 2008 and based upon and subject to the assumptions and other matters described in its written opinion, the exchange ratio pursuant to the merger agreement was fair to ESI, from a financial point of view;

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The exchange ratio of 1.0233 shares of ESI common stock for each share of Zygo common stock and the fact that the exchange ratio is fixed and will not fluctuate based upon changes in ESI’s stock price between signing and closing, reflecting the strategic purpose of the merger and consistent with market practice for a merger of this type;

•	The fact that the merger consideration is ESI common stock, and ESI did not therefore need to utilize cash or incur additional debt to finance the purchase price;

•	ESI’s ability to utilize Zygo’s approximately $50 million in cash on hand for stock repurchases;

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The risk that U.S. and foreign antitrust and competition authorities may not approve the merger or may impose terms and conditions on their approvals that, if accepted, would materially and adversely affect the projected financial results of the combined company;

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The potential impact of the restrictions under the merger agreement on ESI’s ability to take certain actions during the period prior to the closing of the merger (which may delay or prevent ESI from undertaking business opportunities that may arise pending completion of the merger);

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The terms of the merger agreement, including ESI’s right to receive a termination fee of $6.6 million if Zygo terminates the merger agreement in order to accept a superior proposal or if the agreement is terminated because Zygo’s board of directors changes its recommendation, and $2.0 million plus expenses if Zygo stockholders do not approve the merger;

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The terms of the merger agreement, including ESI’s right to terminate the merger agreement, subject to payment of a $6.6 million termination fee, in order to accept a proposal for a change-in- control transaction involving ESI if ESI’s board of directors believes that the failure to take such action would constitute a breach of its fiduciary duties;

•	The challenges and costs of integrating Zygo’s business into ESI;

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The potential for diversion of management and employee attention from other strategic priorities and for increased employee attrition both before and after the closing of the merger, and the potential effect on ESI’s business and relations with customers and suppliers;

•	The fees and expenses associated with completing the merger; and

•	The risk that anticipated cost savings will not be achieved.

The foregoing discussion of the factors considered by ESI’s board of directors is not intended to be exhaustive but summarizes the material factors and risks considered by ESI’s board of directors in making its determination to approve the merger agreement and the merger. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the ESI board of directors did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the ESI board of directors may have given different weight to different factors.

In addition, the ESI board of directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, but rather conducted an overall analysis of the factors described above, including discussions with the ESI management team and ESI’s outside legal and financial advisors. Based on the totality of the information presented, ESI’s board of directors determined that ESI should proceed with the merger and the merger agreement.

Zygo’s Board of Directors’ Recommendations and Reasons for the Merger

The Zygo board of directors believes that the merger and the merger agreement are advisable and in the best interests of Zygo and its stockholders. Accordingly, the Zygo board of directors has unanimously approved the merger and the merger agreement and unanimously recommends that Zygo stockholders vote “FOR” adoption and approval of the Merger Proposal. When Zygo’s stockholders consider the Zygo board of directors’ recommendation, Zygo’s stockholders should be aware that Zygo’s directors may have interests in the merger that may be different from, or in addition to, their interests. These interests are described in “Interests of Zygo’s Directors and Executive Officers in the Merger” beginning on page 72.

In the course of determining that the merger and the merger agreement are advisable and in the best interests of Zygo and its stockholders, the Zygo board of directors consulted with management as well as its financial and legal advisors and considered a number of factors in making its determination, including the following:

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Merger consideration. The Zygo board of directors considered the 1.0233 shares of the combined company that Zygo stockholders will receive for each Zygo share if the merger is consummated and concluded that such shares are likely to deliver greater long-term value to Zygo’s stockholders than would be expected if Zygo remained independent. The Zygo board of directors also considered that, based on the closing prices of ESI’s and Zygo’s common stock on The NASDAQ Global Market on October 15, 2008, the exchange ratio represented 40% ownership in the combined company by Zygo stockholders on a pro forma basis and corresponded to a price of approximately $10.30 per share, a 36% premium to the closing price of Zygo common stock on that date. The Zygo board of directors further considered the fact that a fixed exchange ratio provides Zygo stockholders with certainty regarding the number of ESI shares they will receive in connection with the merger and allows them to benefit from any increase in the price of ESI common stock during the preclosing period. In addition, the exchange ratio was set on the basis of a relatively low trading price of ESI common stock not only recently, but over an extended period of time, therefore enabling Zygo stockholders to benefit from any post-merger recovery in the price of ESI common stock;

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Participation in future growth; synergies. The Zygo board of directors considered the fact that Zygo stockholders will participate in the future growth of an organization with considerably greater scale and breadth than Zygo alone and will benefit from the synergies that are expected to be realized as a result of the merger. In particular, the Zygo board of directors identified as potential synergies the broader portfolio of differentiated laser microengineering technologies with which the combined company will be able to serve its customers, the ability to leverage ESI’s strengths in systems design and high-volume production support to integrate metrology and optics technologies into system solutions and to improve Zygo’s ability to succeed with its semiconductor and display growth initiatives, increased technical expertise and cost reductions from the elimination of overlapping expenses;

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Review of prospects in remaining independent. The Zygo board of directors considered Zygo’s financial condition, results of operations and business and earnings prospects if it were to remain independent in light of various factors, including a long-term trend towards consolidation and increasingly large companies in both the semiconductor industry and the suppliers to that industry, increased competition and other developments occurring in the semiconductor industry. The Zygo board of directors concluded that there were significant risks in remaining independent and that Zygo could best realize long-term stockholder value as part of a better-capitalized, global semiconductor enterprise with greater scale and reach;

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Extensive process. Based on the Zygo board of directors’ review of Zygo’s strategic alternatives and the extensive process that the board of directors had conducted during the several months prior to the signing of the merger agreement, which involved contacting a significant number of parties who were believed to have a potential interest in a strategic combination with Zygo, the board of directors considered the fact that, although three other potential counterparties submitted indicative proposals, only ESI made a definitive proposal for a transaction with Zygo and that there was no assurance as to when or whether another favorable opportunity to engage in a strategic combination would arise;

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Fairness opinion. The Zygo board of directors considered the financial presentation made by Goldman Sachs on October 15, 2008 and the opinion of Goldman Sachs, dated October 15, 2008, that, as of such date and based upon and subject to the factors and assumptions set forth in the opinion, the exchange ratio of 1.0233 shares of ESI common stock to be paid for each share of Zygo common stock pursuant to the merger agreement was fair from a financial point of view to the holders of shares of Zygo common stock. The full text of Goldman Sachs’ written opinion is attached to this Prospectus/Proxy Statement as Annex C;

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Terms of the merger agreement. The Zygo board of directors considered the terms of the merger agreement, including the parties’ respective representations, warranties and covenants, the conditions to their respective obligations to complete the merger and the ability of the respective parties to terminate the merger agreement. The Zygo board of directors also considered that the $6.6 million amount of the termination fee, which amount is approximately equal to 3.5% of the enterprise value of Zygo at the exchange ratio, was within a reasonable range, particularly in light of the extensive process conducted by the Zygo board of directors with the assistance of Goldman Sachs and management. The Zygo board of directors further considered that the termination fee represented an important factor in negotiating the equal “reverse breakup” fee payable by ESI, which the Zygo board of directors believes increases the likelihood of closing. The Zygo board of directors also noted that the merger agreement permits Zygo and the Zygo board of directors to respond to a bona fide acquisition proposal that the Zygo board of directors determines is or is reasonably likely to lead to a superior proposal, subject to certain restrictions imposed by the merger agreement and the requirement that Zygo pay ESI the termination fee in the event that Zygo terminates the merger agreement to enter into an alternative transaction with respect to such superior proposal;

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Likelihood of closing. The Zygo board of directors considered the relatively limited nature of the closing conditions included in the merger agreement, including the lack of a financing condition and the likelihood that the merger would be approved by the relevant regulatory authorities and that the ESI and Zygo voting proposals would be approved by the stockholders of the respective companies. The Zygo board of directors also considered ESI’s obligation to pay a “reverse breakup” fee of $6.6 million if the merger agreement is terminated under certain circumstances (including following a change of recommendation by ESI’s board of directors); and

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Tax-free merger. The Zygo board of directors considered the fact that the merger is expected to be tax-free to Zygo stockholders for U.S. federal income tax purposes, except to the extent that Zygo stockholders recognize gain on cash received for any fractional shares.

The Zygo board of directors also identified and considered a number of countervailing factors and risks to Zygo, Zygo stockholders and the combined company that could arise from the merger, including:

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the risk that the combined company will not achieve the growth or financial results anticipated or will otherwise fail to deliver greater value to Zygo stockholders than they would have received had Zygo remained independent;

•	the challenges and costs inherent in integrating the two businesses and the time and effort that will be required from employees of both companies to successfully complete that integration;

•	the possibility that synergies may not be realized as a result of the merger or that they may be lower than expected;

•	the potential loss of customers, suppliers and employees of the combined company following the merger or of either party during the preclosing period;

•

the possibility that the merger may not be completed and the potential adverse consequences to Zygo if the merger is not completed, including the potential to depress values offered by others to Zygo in a business combination and to erode customer and employee confidence in Zygo;

•

the risks associated with a fixed exchange ratio, which by its nature will not compensate Zygo stockholders for any declines in the price of ESI’s stock prior to the completion of the merger, and the absence of any termination right in the merger agreement that would be triggered by a decrease in ESI’s stock price (or the corresponding decrease in the value of the merger consideration to be received by Zygo stockholders);

•	the limitations imposed in the merger agreement on the conduct of Zygo’s business during the preclosing period and its ability to solicit and respond to proposals for alternative transactions;

•	the $6.6 million termination fee payable to ESI if the merger agreement is terminated under certain circumstances; and

•

interest of Zygo’s directors and executive officers, by virtue of provisions of their employment agreements and holdings of Zygo options and restricted stock units, that differ from those of Zygo stockholders generally, as described in the section entitled “Interests of Zygo’s Directors and Executive Officers in the Merger” beginning on page 72.

The foregoing discussion of the information and factors considered by the Zygo board of directors is not intended to be exhaustive but includes the material factors considered by the Zygo board of directors. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Zygo board of directors did not find it useful to and did not attempt to quantify, rank or otherwise assign relative weights to these factors. In addition, the Zygo board of directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, but rather the Zygo board of directors conducted an overall analysis of the factors described above, including discussions with Zygo’s management and its financial and legal advisors. In considering the factors described above, individual members of the Zygo board of directors may have given different weights to different factors.

Opinion of Financial Advisor to ESI’s Board of Directors

ESI retained Needham & Company as financial advisor in connection with the merger and to render an opinion as to the fairness, from a financial point of view, of the exchange ratio to ESI. On October 15, 2008, Needham & Company delivered to the ESI board of directors its oral opinion, which it subsequently confirmed in writing as of October 15, 2008, that, as of that date and based upon and subject to the assumptions and other matters described in the written opinion, the exchange ratio pursuant to the merger agreement was fair to ESI from a financial point of view. Needham & Company provided its opinion for the information and assistance of the ESI board in connection with and for the purpose of the board’s evaluation of the transactions contemplated by the merger agreement. The Needham & Company opinion relates only to the fairness, from a financial point of view, to ESI of the exchange ratio, which was determined through arm’s-length negotiations between ESI and Zygo and not by Needham & Company. The Needham & Company opinion does not address any other aspect of the merger or any related transaction and does not constitute a recommendation to any ESI stockholder as to how that stockholder should vote or act on any matter relating to the merger.

The complete text of the Needham & Company opinion, which sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on and scope of the review undertaken by Needham & Company, is attached to this Prospectus/Proxy Statement as Annex B. The summary of the Needham & Company opinion set forth below is qualified in its entirety by reference to the Needham & Company opinion. ESI stockholders should read the Needham & Company opinion carefully and in its entirety.

In arriving at its opinion, Needham & Company, among other things:

•	reviewed a draft of the merger agreement dated October 15, 2008;

•	reviewed certain publicly available information concerning ESI and Zygo and certain other relevant financial and operating data of ESI and Zygo furnished to Needham & Company by ESI and Zygo;

•	reviewed the historical stock prices and trading volumes of ESI common stock and Zygo common stock;

•

held discussions with members of management of ESI and Zygo concerning the current operations of and future business prospects for ESI and Zygo and joint prospects for the combined companies, including the potential cost savings and other synergies that may be achieved by the combined companies;

•

reviewed certain financial forecasts with respect to ESI and Zygo prepared by the respective managements of ESI and Zygo and held discussions with members of such managements concerning those forecasts;

•	compared certain publicly available financial data of companies whose securities are traded in the public markets and that Needham & Company deemed relevant to similar data for Zygo;

•	reviewed the financial terms of certain other business combinations that Needham & Company deemed generally relevant; and

•	reviewed such other financial studies and analyses and considered such other matters as Needham & Company deemed appropriate.

In connection with its review and in arriving at its opinion, Needham & Company assumed and relied on the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by it for purposes of its opinion and did not independently verify, nor did Needham & Company assume responsibility for independent verification of, any of that information. Needham & Company assumed that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986 and that the merger will be consummated on the terms and subject to the conditions set forth in the draft merger agreement furnished to Needham & Company without waiver, modification or amendment of any material term, condition or agreement thereof and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on ESI, Zygo or the contemplated benefits of the merger. Needham & Company assumed that the financial forecasts for ESI and Zygo provided to Needham & Company by management of ESI and Zygo were reasonably prepared on bases reflecting the best currently available estimates and judgments of management, at the time of preparation, of the future operating and financial performance of ESI and Zygo and the combined companies. Needham & Company relied, without independent verification, upon the estimates of management of ESI and Zygo of the potential cost savings and other synergies, including the amount and timing thereof, that may be achieved as a result of the merger. Needham & Company expressed no opinion with respect to any of those forecasts, including those synergies, or the assumptions on which they were based.

Needham & Company did not assume any responsibility for or make or obtain any independent evaluation, appraisal or physical inspection of the assets or liabilities of ESI or Zygo, nor did Needham & Company evaluate the solvency or fair value of ESI or Zygo under any state or federal laws relating to bankruptcy, insolvency or similar matters. Needham & Company’s opinion states that it was based on economic, monetary and market conditions as they existed and could be evaluated as of its date, and Needham & Company assumed no responsibility to update or revise its opinion based upon circumstances and events occurring after the date of the opinion. Needham & Company’s opinion is limited to the fairness, from a financial point of view, to ESI of the exchange ratio pursuant to the merger agreement, and Needham & Company expressed no opinion as to the fairness of the merger to the holders of any other class of securities, creditors or other constituencies of ESI, ESI’s underlying business decision to engage in the merger or the relative merits of the merger as compared to other business strategies that might be available to ESI. In addition, Needham & Company expressed no opinion with respect to the amount or nature or any other aspect of any compensation payable to or to be received by any officers, directors or employees of any party to the merger, or any class of those persons, relative to the exchange ratio pursuant to the merger agreement or with respect to the fairness of any such compensation. Needham & Company did not express any opinion as to what the value of ESI common stock will be when issued to the stockholders of Zygo pursuant to the merger or the prices at which ESI common stock or Zygo common stock will actually trade at any time.

In preparing its opinion, Needham & Company performed a variety of financial and comparative analyses. The following paragraphs summarize the material financial analyses performed by Needham & Company in arriving at its opinion. The order of analyses described does not represent relative importance or weight given to those analyses by Needham & Company. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by Needham & Company, the tables must be read together with the full text of each summary. The following quantitative information, to the extent it is based on market data, is, except as otherwise indicated, based on market data as it existed on or prior to October 15, 2008 and is not necessarily indicative of current or future market conditions.

Historical Stock Trading and Exchange Ratio Analysis. Needham & Company reviewed the historical trading prices of ESI common stock and Zygo common stock as of and for various periods prior to October 15, 2008, the last full trading day prior to the date of Needham & Company’s opinion, in order to determine the various implied exchange ratio premiums that existed for those periods. The following table presents:

•

The average stock price ratios for October 15, 2008 and the one-week, one-month, three-month, six-month, 12-month, two-year and five-year periods prior to October 15, 2008. “Average stock price ratio” data represent the daily closing price of Zygo common stock divided by the daily closing price of ESI common stock averaged over the respective periods.

•

The implied exchange ratio premium to the average stock price ratio, which is equal to the percentage by which the exchange ratio pursuant to the merger agreement (1.0233 shares of ESI common stock for each share of Zygo common stock) exceeds the average stock price ratio for the specified periods.

Date or Period	Average Stock Price Ratio	Implied Exchange Ratio Premium
October 15, 2008	0.7517	36.1%
One-week	0.7483	36.8%
One-month	0.8063	26.9%
Three-month	0.7499	36.5%
Six-month	0.7345	39.3%
12-month	0.6949	47.3%
Two-year	0.7026	45.7%
Five-year	0.6619	54.6%

Stock Price Premium Analysis. Needham & Company analyzed publicly available financial information for 19 merger and acquisition transactions that represent transactions involving publicly traded technology and technology-enabled services companies completed between January 1, 2006 and October 15, 2008 with transaction values of between $10 million and $1 billion. In reviewing these transactions, Needham & Company calculated the premium of consideration offered to the acquired company’s stock price one trading day, five trading days and 30 trading days prior to the announcement of the transaction.

Needham & Company calculated premiums for Zygo based on the ESI closing stock price of $10.07 on October 15, 2008 and the exchange ratio of 1.0233. The following table sets forth information concerning the stock price premiums in the selected transactions and the stock price premium implied by the merger.

	Selected Transactions				Zygo Implied by Merger
	High	Low	Mean	Median
One trading day stock price premium	145.6%	-9.2%	39.7%	32.8%	36.1%
Five trading day stock price premium	207.1%	-10.7%	42.0%	32.1%	34.7%
30 trading day stock price premium	248.0%	-12.2%	40.5%	32.2%	-4.6%

Contribution Analysis. Needham & Company reviewed and analyzed the implied percentage contribution of each of ESI and Zygo to pro forma combined operating results for the last reported 12 months ended June 30, 2008 and pro forma projected fiscal year 2009 and fiscal year 2010 combined operating results. In calculating the pro forma projected combined operating results, Needham & Company used ESI management estimates for ESI and Zygo, based on fiscal years ending March 31 for ESI and fiscal years ending June 30 for Zygo. Needham & Company reviewed, among other things, the implied percentage contributions to pro forma combined revenues, gross profit, earnings before interest, taxes, depreciation and amortization, or “EBITDA,” earnings before interest and taxes, or “EBIT,” and earnings before taxes, or “EBT.” The following tables present the results of this analysis and the estimated percentage ownership of the combined company on a pro forma basis by the ESI stockholders and the Zygo stockholders and estimated pro forma enterprise value contributions of ESI and Zygo, based on the exchange ratio of 1.0233, and use of the treasury stock method to calculate the number of pro forma shares of ESI common stock outstanding after taking into account outstanding warrants and options.

	Implied Actual/Estimated Percentage Contribution
	ESI	Zygo
Pro forma combined revenues
Last 12 months	64.9%	35.1%
2009E	55.4%	44.6%
2010E	59.5%	40.5%
Pro forma combined gross profit
Last 12 months	66.6%	33.4%
2009E	54.1%	45.9%
2010E	60.0%	40.0%
Pro forma combined EBITDA
Last 12 months	82.6%	17.4%
2009E	0.0%	100.0%
2010E	55.9%	44.1%
Pro forma combined EBIT
Last 12 months	91.2%	8.8%
2009E	0.0%	100.0%
2010E	41.1%	58.9%
Pro forma combined EBT
Last 12 months	86.9%	13.1%
2009E	0.0%	100.0%
2010E	54.1%	45.9%

	Estimated Pro Forma Percentage Contribution
	ESI	Zygo
Pro forma equity ownership contribution	60.0%	40.0%
Pro forma enterprise value contribution	47.4%	52.6%

The results of the contribution analysis are not necessarily indicative of the contributions that the respective businesses may have in the future.

Selected Company Analysis. Using publicly available information, Needham & Company compared selected historical and projected financial and market data ratios for Zygo to the corresponding data and ratios of publicly traded semiconductor, metrology and inspection companies and publicly traded laser and photonics companies that Needham & Company deemed relevant because they have lines of business that may be considered similar to certain lines of business of Zygo. These companies, referred to collectively as the selected companies, consisted of the following:

•	Semiconductor, metrology and inspection companies:

•	KLA-Tencor Corporation

•	Nanometrics Incorporated

•	Orbotech Ltd.

•	Rudolph Technologies, Inc.

•	Veeco Instruments Inc.

•	Laser and photonics companies:

•	Agilent Technologies, Inc.

•	Coherent, Inc.

•	Cymer, Inc.

•	Electro Scientific Industries, Inc.

•	FEI Company

•	GSI Group Inc.

•	Newport Corporation

•	Rofin-Sinar Technologies Inc.

•	Thermo-Fisher Scientific Inc.

The following tables set forth information concerning the following multiples for the selected companies and for Zygo:

•	Enterprise value as a multiple of last 12 months, or “LTM,” revenues;

•	Enterprise value as a multiple of projected calendar year 2008 revenues;

•	Enterprise value as a multiple of projected calendar year 2009 revenues;

•	Enterprise value as a multiple of LTM EBITDA;

•	Enterprise value as a multiple of projected calendar year 2008 EBITDA; and

•	Enterprise value as a multiple of projected calendar year 2009 EBITDA.

Needham & Company calculated multiples for the selected companies based on the closing stock prices of those companies on October 15, 2008 and for Zygo based on the ESI closing stock price of $10.07 on October 15, 2008 and the exchange ratio of 1.0233.

	Selected Semiconductor, Metrology and Inspection Companies				Zygo Implied by Merger
	High	Low	Mean	Median
Enterprise value to LTM revenues	1.1x	0.1x	0.6x	0.7x	0.8x

Enterprise value to projected calendar year 2008 revenues	1.2x	0.1x	0.6x	0.6x	0.8x

Enterprise value to projected calendar year 2009 revenues	1.3x	0.1x	0.6x	0.5x	0.8x

Enterprise value to LTM EBITDA	30.5x	3.7x	12.0x	7.7x	17.9x

Enterprise value to projected calendar year 2008 EBITDA	8.4x	5.3x	7.0x	7.2x	17.4x

Enterprise value to projected calendar year 2009 EBITDA	5.8x	4.0x	4.9x	5.0x	14.2x

	Selected Laser and Photonics Companies				Zygo Implied by Merger
	High	Low	Mean	Median
Enterprise value to LTM revenues	1.8x	0.4x	0.9x	0.8x	0.8x

Enterprise value to projected calendar year 2008 revenues	1.7x	0.4x	0.9x	0.8x	0.8x

Enterprise value to projected calendar year 2009 revenues	1.6x	0.4x	0.8x	0.7x	0.8x

Enterprise value to LTM EBITDA	9.3x	3.4x	6.2x	7.1x	17.9x

Enterprise value to projected calendar year 2008 EBITDA	10.0x	4.0x	6.8x	6.1x	17.4x

Enterprise value to projected calendar year 2009 EBITDA	7.7x	3.5x	5.2x	4.9x	14.2x

Relative Net Present Value Analysis. Needham & Company performed illustrative discounted cash flow analyses of both ESI and Zygo to determine indicators of illustrative implied equity values and equity values per share for ESI and Zygo, based on ESI management’s forecasts for 2009 through 2014 for both companies. Needham & Company calculated the projected unlevered free cash flows for ESI and Zygo for 2009 through 2014 and derived estimated 2014 ending cash balances for ESI and Zygo. Needham & Company then calculated a range of illustrative terminal enterprise values for ESI and Zygo by applying EBITDA multiples ranging from 8.0x to 12.0x to forecasted 2014 EBITDA. Needham & Company then added the estimated 2014 ending cash balances to the ranges of illustrative terminal enterprise values to derive ranges of illustrative terminal equity values for ESI and Zygo. These illustrative terminal equity values were then discounted to calculate illustrative ranges of implied present equity values and implied present equity values per share for ESI and Zygo using discount rates ranging from 9.0% to 15.0%. Needham & Company then calculated a range of illustrative implied exchange ratios by dividing the illustrative implied present equity values per share for Zygo by the illustrative implied present equity values per share for ESI.

This analysis indicated an illustrative implied exchange ratio reference range of 0.3656 to 1.1854.

Selected Transaction Analysis. Needham & Company analyzed publicly available financial information for the following selected merger and acquisition transactions, which represent transactions announced and completed during the period from January 1, 2004 to October 15, 2008 that involved targets that were semiconductor, metrology and inspection companies:

Acquirer	Target
Orbotech Ltd.	Photon Dynamics, Inc.
Finisar Corporation	Optium Corporation
LTX Corporation	Credence Systems Corporation
KLA-Tencor Corporation	ICOS Vision Systems Corporation N.V.
Lam Research Corporation	SEZ Holding AG
Teradyne, Inc.	Nextest Systems Corporation
KLA-Tencor Corporation	Therma-Wave, Inc.
Cascade Microtech, Inc.	Gryphics, Inc.
KLA-Tencor Corporation	ADE Corporation
Applied Materials, Inc.	Applied Films Corporation
Rudolph Technologies, Inc.	August Technology Corporation
Brooks Automation, Inc.	Helix Technology Corporation
Entegris, Inc.	Mykrolis Corporation
Toppan Printing Co., Ltd.	DuPont Photomasks, Inc.
Aixtron AG	Genus, Inc.
Applied Materials, Inc.	Metron Technology N.V.
Credence Systems Corporation	NPTest Holding Corporation

Needham & Company also analyzed publicly available financial information for the following selected merger and acquisition transactions, which represent transactions that were announced and completed during the period from January 1, 2003 to October 15, 2008 that involved targets that were laser and photonics companies:

Acquirer	Target
GSI Group Inc.	Excel Technology, Inc.
Electro Scientific Industries, Inc.	New Wave Research, Inc.
Candover Partners Ltd. (Qioptiq Group)	Linos AG
Essex Corporation	Metrologic, Inc. (Adaptive Optics Associates, Inc.)
American Medical Systems Holdings, Inc.	Laserscope
L-3 Communications Holdings, Inc.	SSG Precision Optronics, Inc.
L-3 Communications Holdings, Inc.	EOTech, Inc.
Newport Corporation	Thermo Electron Corporation (Spectra Physics, Inc.)
Bookham Technology plc	New Focus, Inc.
Finisar Corporation	Honeywell International Inc. (VCSEL Optical Products business)
Coherent, Inc.	Positive Light, Inc.

In reviewing the selected transactions, Needham & Company calculated, for the selected transactions and for Zygo implied by the merger,

•	enterprise value as a multiple of LTM revenues;

•	enterprise value as a multiple of LTM EBITDA; and

•	transaction value as a multiple of LTM net income.

Needham & Company calculated multiples for Zygo based on the ESI closing stock price of $10.07 on October 15, 2008 and the exchange ratio of 1.0233.

The following tables set forth information concerning the multiples of enterprise value to LTM revenues and EBITDA and the multiples of transaction value to LTM net income for the selected transactions and the same multiples implied by the merger.

	Selected Semiconductor, Metrology and Inspection Transactions				Zygo Implied by Merger
	High	Low	Mean	Median
Enterprise value to LTM revenues	4.0x	0.4x	2.1x	2.1x	0.8x
Enterprise value to LTM EBITDA	61.1x	3.5x	23.0x	20.7x	17.9x
Transaction value to LTM net income	77.4x	20.2x	40.0x	29.0x	146.7x

	Selected Laser and Photonics Transactions				Zygo Implied by Merger
	High	Low	Mean	Median
Enterprise value to LTM revenues	7.7x	1.0x	2.5x	2.0x	0.8x
Enterprise value to LTM EBITDA	28.5x	6.7x	14.8x	13.9x	17.9x
Transaction value to LTM net income	35.2x	19.4x	26.2x	27.9x	146.7x

No company, transaction or business used in the “Stock Price Premium Analysis,” “Selected Company Analysis,” or “Selected Transaction Analysis” as a comparison is identical to ESI, Zygo or the merger. Accordingly, an evaluation of the results of these analyses is not entirely mathematical; rather, it involves complex considerations and judgments concerning differences in the financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the selected companies or selected transactions or the business segment, company or transaction to which they are being compared.

The summary set forth above does not purport to be a complete description of the analyses performed by Needham & Company in connection with the rendering of its opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, Needham & Company believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its analyses and opinion. Needham & Company did not attribute any specific weight to any factor or analysis considered by it. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis.

In performing its analyses, Needham & Company made assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of ESI and Zygo. Any estimates contained in or underlying these analyses, including estimates of ESI’s and Zygo’s future performance, are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those estimates. Additionally, analyses relating to the values of businesses or assets do not purport to be appraisals or necessarily reflect the prices at which businesses or assets may actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. Needham & Company’s opinion and its related analyses were only one of many factors considered by ESI’s board of directors in its evaluation of the proposed merger and should not be viewed as determinative of the views of ESI’s board of directors or management with respect to the exchange ratio or the merger.

The exchange ratio was determined through arm’s-length negotiations between Zygo and ESI and was approved by ESI’s board of directors. Needham & Company provided advice to ESI during these negotiations. Needham & Company did not, however, recommend any specific exchange ratio to ESI or its board of directors nor recommend that any specific exchange ratio constituted the only appropriate exchange ratio for the transaction.

Under the terms of its engagement letter with Needham & Company, ESI has paid Needham & Company a nonrefundable fee of $250,000 for rendering the Needham & Company opinion. If the merger is consummated, ESI has agreed to pay Needham & Company an additional fee of 1.0% of the aggregate purchase price paid in the merger, against which the $250,000 opinion fee would be credited. If the merger was consummated on December 4, 2008, the total fees payable to Needham & Company, including the fee for rendering the Needham & Company opinion, would be approximately $1.1 million. Whether or not the merger is consummated, ESI has agreed to reimburse Needham & Company for its out-of-pocket expenses in connection with its engagement and to indemnify Needham & Company and related persons against various liabilities, including certain liabilities under the federal securities laws.

Needham & Company is a nationally recognized investment banking firm. As part of its investment banking services, Needham & Company is regularly engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. Needham & Company was retained by the ESI board of directors to act as its financial advisor based on Needham & Company’s experience as a financial advisor in mergers and acquisitions as well as Needham & Company’s familiarity with ESI and the semiconductor, metrology, inspection, laser and photonics industries generally. Needham & Company acted as financial advisor to ESI in connection with ESI’s acquisition of New Wave Research, Inc. in July 2007, for which Needham & Company received compensation, but has had no other investment banking relationship with ESI and has not had any investment banking relationship with Zygo during the past two years. Needham & Company may in the future provide investment banking and financial advisory services to ESI, Zygo or their respective affiliates unrelated to the merger, for which services Needham & Company would expect to receive compensation. In the normal course of its business, Needham & Company may actively trade the equity securities of ESI and Zygo for its own account or for the account of its customers and, therefore, may at any time hold a long or short position in those securities.

Opinion of Financial Advisor to Zygo’s Board of Directors

Goldman Sachs delivered its opinion to Zygo’s board of directors that, as of October 15, 2008 and based upon and subject to the factors and assumptions set forth therein, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to the holders of Zygo common stock.

The full text of the written opinion of Goldman Sachs, dated October 15, 2008, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C to this Prospectus/Proxy Statement. Goldman Sachs provided its opinion for the information and assistance of Zygo’s board of directors in connection with its consideration of the transaction. The Goldman Sachs opinion is not a recommendation as to how any holder of Zygo’s common stock should vote with respect to the transaction, or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;

•

annual reports to stockholders and Annual Reports on Form 10-K of Zygo for the five fiscal years ended June 30, 2008, and of ESI for the four fiscal years ended June 2, 2007 and the 10-month fiscal period ended March 29, 2008;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Zygo and ESI;

•	certain other communications from Zygo and ESI to their respective stockholders;

•	certain publicly available research analyst reports for Zygo and ESI;

•	certain internal financial analyses and forecasts for Zygo prepared by its management and approved for Goldman Sachs’ use by Zygo (the “Zygo Forecasts”);

•	certain internal financial analyses and forecasts for ESI prepared by its management, as adjusted by the management of Zygo and approved for Goldman Sachs’ use by Zygo (the “ESI Forecasts”); and

•	certain cost savings and operating synergies projected by the management of Zygo to result from the transaction and approved for Goldman Sachs’ use by Zygo (the “Synergies”).

Goldman Sachs also held discussions with members of the senior managements of Zygo and ESI regarding their assessment of the strategic rationale for, and the potential benefits of, the transaction and the past and current business operations, financial condition and future prospects of ESI and held discussions with members of the senior management of Zygo regarding the past and current business operations, financial condition and future prospects of Zygo, including their views on the risks and uncertainties of achieving the Zygo Forecasts, in particular with respect to the Zygo’s estimates of its financial performance in fiscal year 2009. In addition, Goldman Sachs reviewed the reported price and trading activity for the shares of Zygo common stock and the shares of ESI common stock, compared certain financial and stock market information for Zygo and ESI with similar information for certain other companies, the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the semiconductor equipment industry specifically and in other industries generally, and performed such other studies and analyses, and considered such other factors, as it considered appropriate.

For purposes of rendering the opinion described above, Goldman Sachs relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by it. In that regard, Goldman Sachs assumed with Zygo’s consent that the Zygo Forecasts, the ESI Forecasts and the Synergies were reasonably prepared. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Zygo or ESI or any of their respective subsidiaries, nor was any such evaluation or appraisal furnished to Goldman Sachs. Goldman Sachs also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transaction will be obtained without any adverse effect on Zygo or ESI or on the expected benefits of the transaction in any way meaningful to Goldman Sachs’ analysis. Goldman Sachs’ opinion does not address any legal, regulatory, tax or accounting matters nor does it address the underlying business decision of Zygo to engage in the transaction or the relative merits of the transaction as compared to any strategic alternatives that may be available to Zygo. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to the holders of shares of Zygo common stock, as of the date of the opinion, of the exchange ratio of 1.0233 shares of ESI common stock to be paid for each share of Zygo common stock pursuant to the merger agreement. Goldman Sachs did not express any view on, and its opinion does not address, any other term or aspect of the merger agreement or transaction, including, without limitation, the fairness of the transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of Zygo or ESI, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Zygo or ESI, or class of such persons in connection with the transaction, whether relative to the 1.0233 shares of ESI common stock to be paid for each share of Zygo common stock pursuant to the merger agreement or otherwise. Goldman Sachs did not express any opinion as to the prices at which shares of ESI common stock will trade at any time. Goldman Sachs’ opinion was necessarily based on economic, monetary market and other conditions as in effect on, and the information made available to it as of, the date of the opinion, and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the board of directors of Zygo in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 15, 2008 and is not necessarily indicative of current market conditions.

Historical Stock Price and Exchange Ratio Analysis. Goldman Sachs reviewed the reported price for Zygo common stock for the one-year period ended October 15, 2008. Goldman Sachs noted that based on the closing price of ESI common stock of $10.07 per share on October 15, 2008, which was the last trading day prior to the date of the merger agreement, the implied value of the exchange ratio of 1.0233 shares of ESI common stock to be paid for each share of Zygo common stock pursuant to the merger agreement was $10.30 per share of Zygo common stock, which is referred to in this discussion as the offer value. Goldman Sachs then calculated the average price per share of Zygo common stock for the one-month, three-month, six-month and one-year periods ended October 15, 2008, determined the highest and lowest prices per share of Zygo common stock for the 52-week period ended October 15, 2008 and calculated the implied premium (discount) of the offer value to the respective historical prices per share of Zygo common stock. The following table presents the results of these calculations:

Historical Period	Historical Price Per Share of Zygo Common Stock	Implied Premium (Discount) of Offer Value to the Historical Price Per Share
October 15, 2008	$7.57	36.1%
1-month average	$10.93	(5.7)%
3-month average	$10.82	(4.8)%
6-month average	$11.07	(6.9)%
1-year average	$11.48	(10.2)%
52-week low	$7.46	38.1%
52-week high	$13.50	(23.7)%

Goldman Sachs then calculated the implied historical exchange ratios determined by dividing the price per share of Zygo common stock by the price per share of ESI common stock. Goldman Sachs calculated the implied historical exchange ratio on October 15, 2008, the average implied historical exchange ratios for the one-month, three-month, six-month and one-year periods ended October 15, 2008 and the highest and lowest implied historical exchange ratios for the 52-week period ended October 15, 2008. Goldman Sachs then calculated the implied premium of the exchange ratio of 1.0233 shares of ESI common stock to be paid for each share of Zygo common stock pursuant to the merger agreement to the respective historical exchange ratios. The following table presents the results of these calculations:

Historical Period	Implied Historical Exchange Ratio	Implied Premium of Actual Exchange Ratio to Implied Historical Exchange Ratio
October 15, 2008	0.75x	36.1%
1-month average	0.81x	26.8%
3-month average	0.75x	36.8%
6-month average	0.74x	39.2%
1-year average	0.69x	47.4%
52-week low	0.49x	107.5%
52-week high	0.95x	7.3%

Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information for Zygo to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the semiconductor equipment industry:

•	Cymer, Inc.

•	Electro Scientific Industries, Inc.

•	FEI Company

•	KLA-Tencor Corporation

•	Orbotech Ltd.

•	Rudolph Technologies, Inc.

•	Veeco Instruments Inc.

Although none of the selected companies is directly comparable to Zygo, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of Zygo.

Goldman Sachs also calculated and compared various financial multiples and ratios for Zygo and the selected companies based on financial data as of October 15, 2008. The multiples and ratios for Zygo were based on GAAP Zygo Forecasts and estimates from Wall Street Research. The multiples and ratios for each of the selected companies were based on estimates from FactSet and Institutional Brokers Estimate System. With respect to Zygo and the selected companies, Goldman Sachs calculated enterprise value (“EV”), which is the market value of common equity on a diluted basis (including outstanding warrants and options) plus total debt (including capital lease obligations) less cash and cash equivalents, as a multiple of estimated 2008 and estimated 2009 revenue. The following table presents the results of this analysis:

	EV / 2008E Revenue	EV / 2009E Revenue
Selected Companies: Range	0.4x-1.4x	0.4x-1.5x
Selected Companies: Median	0.8x	0.8x
ESI	0.4x	0.4x
Zygo: Management estimates at October 15, 2008 closing price	0.5x	0.4x
Zygo: Management estimates at 1.0233x exchange ratio	0.8x	0.7x
Zygo: Wall Street Research estimates at October 15, 2008 closing price	0.5x	0.4x
Zygo: Wall Street Research estimates at 1.0233 exchange ratio	0.8x	0.7x

Goldman Sachs also calculated price per share as a multiple of estimated 2008 and estimated 2009 earnings per share (“EPS”). The following table presents the results of this analysis:

	P/E 2008E	P/E 2009E
Selected Companies: Range	6.3x-32.5x	3.9x-20.8x
Selected Companies: Median	18.0x	13.1x
ESI	32.5x	20.8x
Zygo: Management estimates at October 15, 2008 closing price	25.9x	10.6x
Zygo: Management estimates at 1.0233x exchange ratio	35.4x	14.5x
Zygo: Wall Street Research estimates at October 15, 2008 closing price	52.2x	15.1x
Zygo: Wall Street Research estimates at 1.0233 exchange ratio	71.4x	20.7x

Present Value of Future Theoretical Share Price Analysis. Goldman Sachs performed an illustrative analysis of the implied present value of the future theoretical price per share of Zygo common stock on a stand-alone basis. This analysis is designed to provide an indication of the present value of a theoretical future value of Zygo’s equity as a function of Zygo’s estimated future earnings and its assumed price to future earnings per share multiple. For this analysis, Goldman Sachs used the Zygo Forecasts for calendar years 2009 to 2011. Goldman Sachs first calculated the implied values per share of Zygo common stock for each of the calendar years 2009 to 2011 by applying price to forward EPS multiples of 15.0x to 20.0x for each of the calendar years 2009 to 2011 to non-GAAP EPS estimates for Zygo for each of the calendar years 2009 to 2011, respectively ($0.84 for 2009, $1.27 for 2010 and $1.54 for 2011). Goldman Sachs then discounted these values to September 30, 2008 using a discount rate of 14%. This analysis resulted in a range of implied present values per share of Zygo common stock of $12.18 to $16.25 for 2009, $16.11 to $21.48 for 2010, and $17.18 to $22.90 for 2011.

Using the same discount rate and range of price to forward EPS ratios, Goldman Sachs performed an illustrative sensitivity analysis to determine a range of implied present values per share of Zygo common stock based on non-GAAP EPS estimates ranging from $0.56 to $0.84 for calendar year 2009 and from $0.91 to $1.27 for calendar year 2010. This sensitivity analysis resulted in a range of implied present values of each share of Zygo common stock of $8.20 to $16.25 for 2009 and $11.61 to $21.48 for 2010.

Goldman Sachs also performed an illustrative analysis of the implied present value of the future theoretical value of the shares of ESI common stock to be received for each share of Zygo common stock in the merger. This analysis is designed to provide an indication of the present value to Zygo’s stockholders of a theoretical future value of ESI’s equity following the merger as a function of ESI’s estimated future earnings and its assumed price to future earnings per share multiple. For this analysis, Goldman Sachs used the Zygo Forecasts, the ESI Forecasts and the Synergies for calendar years 2009 to 2011. Goldman Sachs first calculated the implied values for the shares of ESI common stock to be received for each share of Zygo common stock in the merger for each of the calendar years 2009 to 2011 by applying price to forward EPS multiples of 15.0x to 25.0x to non-GAAP EPS estimates for ESI following the merger for each of the calendar years 2009 to 2011, respectively. Goldman Sachs then discounted these values to September 30, 2008 using a discount rate of 14%. This analysis resulted in a range of implied present value for the shares of ESI common stock to be received for each share of Zygo common stock in the merger of $10.13 to $16.88 for 2009, $14.61 to $24.34 for 2010, and $16.46 to $27.43 for 2011.

Discounted Cash Flow Analysis. Goldman Sachs performed an illustrative discounted cash flow analysis to determine a range of implied present values as of September 30, 2008 per share of Zygo common stock using the Zygo Forecasts. In performing the illustrative discounted cash flow analysis, Goldman Sachs applied discount rates ranging from 13.0% to 15.0% to the projected cash flows of Zygo for fiscal years 2009 to 2013. Goldman Sachs also applied perpetuity growth rates ranging from 1.5% to 3.5% to the 2013 projected cash flow to calculate a range of implied terminal values, and then applied discount rates ranging from 13.0% to 15.0% to this range of implied terminal values. This analysis resulted in a range of implied present values per share of Zygo common stock of $11.76 to $15.05.

Goldman Sachs also performed a sensitivity analysis to illustrate the effect of changes in projected annual revenue growth and annual EBIT margins relative to those contained in the Zygo Forecasts. The sensitivity adjustments to the projected annual revenue growth rates for fiscal years 2009 to 2013 ranged from a decrease of 5.0% to an increase of 5.0% relative to those contained in the Zygo Forecasts. The sensitivity adjustments to annual projected EBIT margins for fiscal years 2009 to 2013 ranged from a decrease of 2.0% to an increase of 2.0% relative to those contained in the Zygo Forecasts. This analysis, assuming a 14.0% discount rate and perpetuity growth rate of 2.5% applied to the 2013 projected cash flow, resulted in a range of illustrative implied present values per share of Zygo common stock of $10.60 to $16.95.

Goldman Sachs also performed an illustrative discounted cash flow analysis to determine a range of implied present values as of September 30, 2008 per share of ESI common stock based on the ESI Forecasts. In performing the illustrative discounted cash flow analysis, Goldman Sachs applied discount rates ranging from 13.0% to 15.0% to the projected cash flows of ESI for fiscal years 2009 to 2013. Goldman Sachs also applied perpetuity growth rates ranging from 1.5% to 3.5% to the 2013 projected cash flow to calculate a range of implied terminal values, and then applied discount rates ranging from 13.0% to 15.0% to this range of implied terminal values. This analysis resulted in a range of implied present values per share of ESI common stock of $12.86 to $15.50.

Goldman Sachs also performed a sensitivity analysis to illustrate the effect of changes in projected annual revenue growth and annual EBIT margins relative to those projections contained in the ESI Forecasts. The sensitivity adjustments to the projected annual revenue growth rates for fiscal years 2009 to 2013 ranged from a decrease of 5.0% to an increase of 5.0% relative to those projections contained in the ESI Forecasts. The sensitivity adjustments to annual projected EBIT margins for fiscal years 2009 to 2013 ranged from a decrease of 2.0% to an increase of 2.0% relative to those projections contained in the ESI Forecasts. This analysis, assuming a 14.0% discount rate and perpetuity growth rate of 2.5% applied to the 2013 projected cash flow, resulted in a range of illustrative implied present values per share of ESI common stock of $10.93 to $17.94.

Selected Transactions Analysis. Goldman Sachs analyzed certain information relating to the following selected public company to public company transactions in the semiconductor equipment industry since 2002:

•	acquisition of FEI by Veeco Instruments (July 2002)

•	acquisition of ChipPAC by ST Assembly Test (February 2004)

•	acquisition of NPTest by Credence Systems (February 2004)

•	acquisition of DuPont Photomasks by Toppan Printing (October 2004)

•	acquisition of August Technology by Rudolph Technologies (January 2005)

•	merger of Mykrolis and Entegris (March 2005)

•	acquisition of Helix by Brooks Automation (July 2005)

•	acquisition of ADE Corporation by KLA-Tencor (February 2006)

•	acquisition of Applied Films by Applied Materials (May 2006)

•	acquisition of Therma-Wave by KLA-Tencor (January 2007)

•	acquisition of SEZ Group by Lam Research (December 2007)

•	acquisition of Nextest by Teradyne (December 2007)

•	acquisition of ICOS by KLA-Tencor (February 2008)

•	merger of Credence Systems and LTX Corp (June 2008)

•	acquisition of Photon Dynamics by Orbotech (June 2008)

•	acquisition of Excel Technology by GSI Group (July 2008)

•	acquisition of Eagle Test by Teradyne (September 2008)

For each of the selected transactions, Goldman Sachs calculated and compared the aggregate equity consideration as a multiple of estimated forward net income, the equity premium based on the target closing price per share one day prior to the announcement of the acquisition, the equity premium based on the average target closing price per share for the 30-day period prior to the announcement of the acquisition, the EV premium based on the target closing price per share one day prior to the announcement of the acquisition and the EV premium based on the average target closing price per share for the 30-day period prior to the announcement of the acquisition. While none of the target companies that participated in the selected transactions are directly comparable to Zygo, the target companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of Zygo’s results, market size and product profile.

The following table presents the results of this analysis:

	Selected Transactions
	Range	Median
Forward Net Income Multiple	14.3x-55.3x	26.2	x
Equity Premium	5.0%-66.4%	34.9%
Equity Premium to 30-day avg.	3.2%-66.8%	34.1%
EV Premium	6.9%-102.2%	41.7%
EV Premium to 30-day avg.	4.5%-79.7%	44.6%

Goldman Sachs also analyzed transactions with U.S. public company targets announced since 2002 in which the value of the transaction was between $100 million and $500 million based on information provided by SDC, a financial transactions database. For the transactions in calendar years 2002 to 2008, respectively, Goldman Sachs calculated the median of the premiums paid relative to the prices per share of the target companies one day prior to the announcement of the respective transaction. The following table shows the results of this review:

	Median Premium Paid	Number of Deals
2002	24.1%	72
2003	22.5%	87
2004	18.8%	74
2005	23.6%	103
2006	23.3%	115
2007	26.7%	100
2008YTD	28.6%	64

Contribution Analysis. Goldman Sachs reviewed actual 2007 and estimated 2008, 2009 and 2010 operating and financial information based on the Zygo Forecasts and the ESI Forecasts. Such historical and estimated future operating and financial information included, among other things, revenues, non-GAAP EBIT, GAAP net-income and non-GAAP net income for Zygo, ESI and the combined entity resulting from the merger. Goldman Sachs analyzed the relative potential financial contribution of Zygo to the combined company following consummation of the transaction and the implied equity ownership determined by valuing such contributions based on an appropriate weighted average valuation multiple. The following tables present the results of this analysis:

	Zygo Estimated Contribution
	Revenue	EBIT	Net Income: GAAP	Net Income: Non- GAAP
2007A	37.3%	35.2%	29.6%	29.2%
LTM (6/30/08)	35.1%	14.7%	9.1%	12.2%
2008E	43.1%	75.1%	NM	77.0%
2009E	45.5%	59.3%	65.5%	52.3%
2010E	46.0%	52.6%	53.1%	46.6%

	Zygo Implied Equity Ownership
	Revenue	EBIT	Net Income: GAAP	Net Income: Non- GAAP
2007A	29.6%	28.6%	29.6%	29.2%
LTM (6/30/08)	28.6%	19.0%	9.1%	12.2%
2008E	32.3%	47.3%	NM	77.0%
2009E	33.5%	39.9%	65.5%	52.3%
2010E	33.7%	36.8%	53.1%	46.6%

Goldman Sachs also performed a sensitivity analysis to illustrate the effect of changes in projected 2010 revenues, non-GAAP EBIT, GAAP net income and non-GAAP net income on the percentage of implied equity ownership of the combined company by Zygo’s stockholders. The sensitivity range for calendar year 2010 for Zygo revenue ranged from $201 million to $223 million and for ESI revenue ranged from $230 million to $295 million. This analysis resulted in a range of implied percentage equity ownership of the combined company by Zygo stockholders from 31.1% to 35.2%. The sensitivity range for calendar year 2010 for Zygo non-GAAP EBIT ranged from $19 million to $35 million and for ESI non-GAAP EBIT ranged from $28 million to $36 million. This analysis resulted in a range of implied percentage equity ownership of the combined company by Zygo stockholders from 28.3% to 38.3%. The sensitivity range for calendar year 2010 for Zygo GAAP net income ranged from $13.9 million to $20.1 million and for ESI GAAP net income ranged from $15.0 million to $20.5 million. This analysis resulted in a range of implied percentage equity ownership of the combined company by Zygo stockholders from 40.5% to 57.2%. The sensitivity range for calendar year 2010 for Zygo non-GAAP net income ranged from $16.1 million to $22.3 million and for ESI non-GAAP net income ranged from $22.9 million to $28.4 million. This analysis resulted in a range of implied percentage equity ownership of the combined company by Zygo stockholders from 36.2% to 49.4%.

Goldman Sachs then compared the contributions to the pro forma share ownership of the combined company to be owned by each company’s respective stockholders, assuming the merger was completed under the terms of the merger agreement. The analysis indicated that Zygo’s stockholders would own 40.0% of the outstanding common equity of ESI immediately following consummation of the merger.

Give-Get Analysis. Based on the Zygo Forecasts, ESI Forecasts and the Synergies, and based on the implied ownership by Zygo’s stockholders of 40.0% of the combined company immediately following consummation of the merger, Goldman Sachs calculated the implied increase or decrease in GAAP net income and non-GAAP net income attributable to the former Zygo and ESI stockholders following the merger as compared to the net income of Zygo and ESI on a stand-alone basis. The results of this analysis implied an estimated decrease in the GAAP net income attributable to Zygo stockholders of 29.8% in calendar year 2009 and an estimated decrease of 19.0% in calendar year 2010. This analysis also resulted in an implied estimated decrease in the non-GAAP net income attributable to Zygo stockholders of 15.8% in calendar year 2009 and an estimated decrease of 9.0% in calendar year 2010.

Goldman Sachs also performed a sensitivity analysis to illustrate the effect of differences in projected 2010 GAAP net income and implied 2010 GAAP EPS on the implied increase or decrease in GAAP net income attributable to former Zygo stockholders. The sensitivity range for calendar year 2010 for Zygo GAAP net income ranged from $13.9 million to $20.1 million and for ESI GAAP net income ranged from $15.0 million to $20.5 million. The sensitivity range for calendar year 2010 for Zygo GAAP EPS ranged from $0.79 to $1.14 and for ESI GAAP EPS ranged from $0.55 to $0.75. This analysis resulted in a range of implied changes in the GAAP net income attributable to Zygo stockholders from a decrease of 24.4% to an increase of 7.0%.

Goldman Sachs also performed a sensitivity analysis to illustrate the effect of differences in projected 2010 non-GAAP net income and implied 2010 non-GAAP EPS on the implied increase or decrease in non-GAAP net income attributable to former Zygo stockholders. The sensitivity range for calendar year 2010 for Zygo non-GAAP net income ranged from $16.1 million to $22.3 million and for ESI non-GAAP net income ranged from $22.9 million to $28.4 million. The sensitivity range for calendar year 2010 for Zygo non-GAAP EPS ranged from $0.91 to $1.27 and for ESI non-GAAP EPS ranged from $0.84 to $1.04. This analysis resulted in a range of implied changes in the non-GAAP net income attributable to Zygo stockholders from a decrease of 13.9% to an increase of 17.6%.

Pro Forma Merger Analysis. Goldman Sachs prepared illustrative analyses of the potential financial impact of the merger using the Zygo Forecasts, the ESI Forecasts and the Synergies. For calendar year 2009, Goldman Sachs compared ESI’s projected non-GAAP EPS and GAAP EPS, respectively, on a stand-alone basis, to the projected GAAP EPS and non-GAAP EPS, respectively, of the combined company following the merger. This analysis indicated that the merger would be 25.8% accretive to ESI’s projected calendar year 2009 non-GAAP EPS and 73.2% accretive to ESI’s projected calendar year 2009 GAAP EPS, without taking the Synergies into account. This analysis also indicated that if the Synergies were taken into account, the merger would be 39.3% accretive to ESI’s projected calendar year 2009 non-GAAP EPS.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Zygo or ESI or the contemplated transaction.

Goldman Sachs prepared these analyses for purposes of providing its opinion to Zygo’s board of directors as to the fairness from a financial point of view to the holders of the outstanding shares of Zygo common stock of the exchange ratio of 1.0233 shares of ESI common stock to be paid for each share of Zygo common stock pursuant to the merger agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Zygo, ESI, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The exchange ratio was determined through arm’s-length negotiations between Zygo and ESI and was approved by Zygo’s board of directors. Goldman Sachs provided advice to Zygo during these negotiations.

Goldman Sachs did not, however, recommend any specific exchange ratio to Zygo or its board of directors or that any specific exchange ratio constituted the only appropriate exchange ratio for the transaction.

As described above, Goldman Sachs’ opinion to Zygo’s board of directors was one of many factors taken into consideration by Zygo’s board of directors in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex C.

Goldman Sachs and its affiliates are engaged in investment banking and financial advisory services, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and nonfinancial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman Sachs and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of Zygo, ESI and any of their respective affiliates or any currency or commodity that may be involved in the transaction for their own account and for the accounts of their customers. Goldman Sachs acted as financial advisor to Zygo in connection with, and participated in certain of the negotiations leading to, the transaction contemplated by the agreement. In addition, Goldman Sachs has provided certain investment banking and other financial services to Zygo and its affiliates from time to time, including having acted as agent with respect to Zygo’s program to repurchase shares of Zygo common stock announced in August 2007. Goldman Sachs also has provided certain investment banking and other financial services to ESI and its affiliates from time to time, including having acted as agent with respect to ESI’s program to repurchase shares of ESI common stock announced in March 2007. Goldman Sachs also may provide investment banking and other financial services to Zygo, ESI and their respective affiliates in the future. In connection with the above-described services we have received, and may receive in the future, compensation.

Zygo’s board of directors selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transaction. Pursuant to a letter agreement dated April 18, 2008, Zygo engaged Goldman Sachs to act as its financial advisor in connection with the contemplated transaction. Pursuant to the terms of this engagement letter, Zygo has agreed to pay Goldman Sachs a transaction fee of 1.5% of the aggregate consideration paid in the transaction, based upon the average of the closing sales prices of ESI’s common stock on the five trading days ending five trading days prior to the consummation of the transaction. Based upon an assumed average trading price of ESI common stock of $6.10, which was the closing sale price of ESI’s common stock on December 4, 2008, the aggregate transaction fee would be approximately $1,640,000. Zygo previously paid $700,000 in fees to Goldman Sachs pursuant to the engagement letter. Of this previously paid amount, Goldman Sachs will credit $600,000 to the aggregate transaction fee, so that $1,040,000 would be payable by Zygo upon consummation of the transaction.

Interests of Zygo’s Directors and Executive Officers in the Merger

Stock Options and Other Equity Compensation Awards

Under the terms of the merger agreement, each option to purchase shares of Zygo common stock that is outstanding and unexercised immediately prior to the effective time of the merger will either (i) terminate and be of no further force or effect, if the option exercise price pre share is more than $40, or (ii) be converted into an option to purchase shares of ESI common stock, if the option exercise price is not more than $40. The number of ESI shares underlying each converted option will be equal to the number of Zygo shares underlying the Zygo option immediately prior to the effective time multiplied by the 1.0233 exchange ratio, rounded down to the nearest whole share. The per share exercise price applicable to each converted option will be equal to the exercise price per share under the Zygo option divided by the exchange ratio, rounded up to the nearest cent. The vesting and other terms of each converted option will be the same as those of the former Zygo option, except that all references to Zygo and Zygo common stock will be deemed to be references to ESI and ESI common stock.

The merger agreement also provides that, at the effective time of the merger, each outstanding restricted stock unit of Zygo representing the right to receive, in the future, shares of Zygo common stock will be converted into the right to receive ESI common stock on vesting and other terms and conditions applicable to the Zygo restricted stock unit. The number of shares of ESI common stock covered by each converted Zygo restricted stock unit will be equal to the number of shares of Zygo common stock covered by the restricted stock unit immediately prior to the merger multiplied by the 1.0233 exchange ratio applicable to the conversion of shares of Zygo common stock into shares of ESI common stock (rounded down to the nearest whole share).

The merger agreement also provides that each share of restricted stock of Zygo that is outstanding immediately prior to the merger will participate in the merger exchange on the same basis as other stockholders of Zygo except that the ESI shares issued in exchange for outstanding shares of Zygo restricted stock will be subject to the same forfeiture and other conditions of the restricted stock awards applicable to the shares of Zygo restricted stock.

Zygo stock options, restricted stock units and shares of restricted stock awarded by Zygo under Zygo’s 2002 Equity Incentive Plan on or after November 16, 2006 are covered by certain post-change in control severance protections contained in a 2006 amendment of that plan. In general, for applicable awards, pursuant to the amendment, a converted option, restricted stock unit or restricted stock award will become fully vested upon certain involuntary terminations of employment (including certain constructive terminations by ESI) within two years after the date of the merger.

This post-change in control severance protection does not apply to Mr. Robinson’s outstanding Zygo stock options because, under the terms of his employment agreement, those options become fully vested by reason and at the time of merger. The option exercise prices under Mr. Robinson’s outstanding Zygo stock options range from $9.01 to $12.83 per share. As of December 1, 2008, Mr. Robinson held unvested options for 10,000 shares at an exercise price per share of $10.40, and for 20,000 shares at an exercise price per share of $12.83. If the merger were to have occurred on December 1, 2008, Mr. Robinson’s options would have been converted into options for ESI shares, with the unvested options for 10,000 Zygo shares being converted into fully vested options for 10,233 shares of ESI common stock at an exercise price per share of $10.17, and his unvested Zygo options for 20,000 Zygo shares being converted into fully vested options for 20,466 ESI shares at an exercise price per share of $12.54.

In addition, 42,500 of Mr. Robinson’s restricted stock units will vest upon the satisfaction of the conditions therefor, or, if earlier, immediately prior to the closing of the merger.

Change of Control and Severance Benefits

The employment agreements with Mr. Robinson, Walter A. Shephard, James R. Northrup and Brian J. Monti described below under “—Employment Arrangements” provide for severance payments and benefits in the event their employment is terminated under certain circumstances following the date of the merger (which, in the case of Messrs. Robinson and Northrup, would include a voluntary termination of employment occurring within the 90-day period following the first anniversary of the date of the merger and, in the case of Mr. Shephard, would include a voluntary termination of employment occurring within one year of the date of the merger. The employment agreement with Mr. Monti does not contain a provision for severance upon a voluntary termination.) The severance protections for each of Messrs. Robinson, Shephard and Northrup would include one year of salary continuation and continuation of insurance benefits for up to one year. In addition, Mr. Shephard would be entitled to a pro rata bonus for the year of termination based on the target bonus amount for the fiscal year in which the change of control occurs provided Mr. Shephard is still employed 90 days after the change of control. On October 21, 2008, in connection with the execution of the merger agreement, we entered into amendments to the employment agreements with Mr. Robinson and Mr. Northrup. Under these amendments, each of Messrs. Robinson and Northrup agreed to delay his right to receive severance payments and benefits upon a voluntarily termination of employment until the 90-day period beginning one year after the date of the merger. Previously, such right could be exercised at any time within 90 days after the date of the merger.

Mr. Monti’s agreement provides for the continuation of his base salary for six months from the date of his involuntary termination. In the event his employment is terminated without justification and occurs after a change in control (including the merger), the agreement provides for the (i) continuation of existing health, dental and long-term disability insurance, as well as accidental death and dismemberment coverage in effect at the time of termination for a period of the lesser of six months or until covered by another plan and (ii) continuation of Mr. Monti’s salary for a period of six months after the date of termination.

Zygo Common Stock, Restricted Stock, RSUs and Stock Options Held by Directors and Executive Officers

The following table summarizes the Zygo common stock, restricted stock, RSUs and options to purchase Zygo common stock held by each of Zygo’s directors and executive officers as of December 1, 2008. The merger agreement provides that, effective as of the effective time, ESI will increase the size of its board of directors by one member and cause to be appointed to its board three of the current directors of Zygo, who will be designated by Zygo and must be reasonably acceptable to ESI. Zygo has determined that its designees to the ESI board of directors will be Eugene G. Banucci, Youssef El-Mansy and Bruce W. Worster.

Except as provided above under “—Change of Control and Severance Benefits” with respect to Zygo’s executive officers, all such shares of Zygo common stock are being treated identically in the merger to the shares of Zygo common stock held by other Zygo stockholders, and all such RSUs and stock options are being treated identically to RSUs and stock options held by Zygo employees generally.

Officer/Director	Shares of Company Common Stock (1)	Shares of Company Restricted Stock	Number of Restricted Stock Units	Number of Company Options (2)
Directors:
J. Bruce Robinson (3)	46,355	32,000	85,000	359,625
Carl A. Zanoni	407,254	9,213	4,700	155,450
Eugene G. Banucci	11,000	—	—	26,000
Youssef A. El-Mansy	15,000	—	—	24,000
Samuel H. Fuller	11,000	—	—	26,000
Seymour E. Liebman	52,000	—	—	30,000
Robert G. McKelvey	95,370	—	—	30,000
Robert B. Taylor	22,500	—	—	30,000
Carol P. Wallace	10,000	—	—	18,000
Bruce W. Worster	12,000	—	—	29,000
Non-Director Executive Officers:
Walter A. Shephard	19,437	17,006	20,300	109,700
James R. Northup	17,545	15,000	18,000	80,100
Brian J. Monti	44,931	39,000	—	155,375

(1)	Includes shares of restricted stock.

(2)	Reflects both vested and unvested options.

(3)	Mr. Robinson’s 85,000 RSUs consist of (i) the vested right to receive 42,500 shares of Zygo common stock, which shares are deliverable upon the termination of his employment, and (ii) the unvested right to receive 42,500 shares of Zygo common stock, which will vest upon the satisfaction of the specified conditions therefor, or, if earlier, immediately prior to the closing of the merger and become deliverable upon the termination of his employment.

Indemnification and Insurance

The merger agreement provides that from and after the effective time of the merger and to the fullest extent permitted by law, ESI will indemnify Zygo’s directors, officers and employees for any matter existing or occurring, or any acts or omissions occurring, at or prior to the effective time of the merger. The merger agreement also provides that prior to the effective time of the merger and for a period of six years after the effective time of the merger, ESI will cause each person who was covered by Zygo’s directors’ and officers’ liability insurance at the effective time of the merger to be covered with respect to acts or omissions occurring prior to the effective time of the merger by (a) the directors’ and officers’ liability insurance policy maintained by Zygo or (b) “tail” officers’ and directors’ liability insurance policies on terms and conditions no less favorable than Zygo’s existing directors’ and officers’ liability insurance. ESI is not obligated to annually spend more than 250% of the annual premiums paid by Zygo for such insurance at the date the merger agreement was signed.

Composition of the ESI Board of Directors After the Closing

The merger agreement provides that, effective as of the effective time, ESI will increase the size of its board of directors by one member and cause to be appointed to its board three persons to be designated by Zygo who must be reasonably acceptable to ESI. Zygo has determined that its designees to the ESI board of directors will be Eugene G. Banucci, Youssef El-Mansy and Bruce W. Worster. Gerald F. Taylor and Keith L. Thomson will resign from the ESI board of directors effective no later than immediately before the effective time of the merger. The other members of the ESI board of directors will remain the same.

Employment Arrangements

In January 1999, Zygo entered into an employment agreement with Mr. Robinson, which was later amended, including an amendment made recently in accordance with the requirements of the merger agreement. Under the employment agreement, Mr. Robinson serves as President and Chief Executive Officer and receives an annual base salary of $275,000, or such higher amount as Zygo’s board of directors may determine from time to time. The employment agreement provides for an initial term of one year and automatic one-year renewal terms, subject to written notice of nonrenewal by either party at least 30 days before the end of the then current renewal term. Mr. Robinson’s employment agreement contains certain provisions that apply in the event of a change in control, which would include the merger. If a change in control occurs, Mr. Robinson’s outstanding Zygo stock options will become fully vested. Also, as recently amended, Mr. Robinson’s employment agreement entitles him to receive one year of salary continuation and continuation of insurance benefits up to one year if his employment is terminated (i) by Zygo without justifiable cause within one year and 90 days after the merger, (ii) by Mr. Robinson for good reason within one year after the merger, or (iii) by Mr. Robinson for any reason within 90 days after the first anniversary of the merger. Originally, Mr. Robinson had the right to trigger the severance payments and benefits by his voluntary termination of employment within 90 days after a change in control; however, at the request of ESI, Mr. Robinson agreed to delay his ability to exercise that right until the 90-day period beginning one year after the date of the merger.

In July 1999, Zygo entered into an employment agreement with Mr. Monti to serve as Vice President—Sales & Marketing. Under the agreement, Mr. Monti receives an annual base salary of $175,000 or such higher amount as Zygo’s board of directors may determine from time to time. Mr. Monti’s agreement, which was for an initial term of one year, provides for automatic one-year renewal terms unless terminated by either party upon 30 days’ prior written notice. Mr. Monti’s employment agreement entitles him to receive six months of salary continuation and employee benefits if his employment is terminated by Zygo other than for justifiable cause after the change in control (which includes the merger).

In February 2004, Mr. Shephard agreed to serve as Vice President—Finance, Chief Financial Officer and Treasurer. Mr. Shephard’s terms of employment provided for a starting salary of $195,000. Mr. Shephard was also provided a stock option grant to purchase 15,000 shares of Zygo common stock at the market price on the date of grant, with 25% of the stock options vesting at the end of each of the first four years. Effective June 15, 2007, Mr. Shephard’s employment agreement was amended to increase his annual base salary to $244,200 (or such higher amount as Zygo’s board of directors may determine from time to time). Mr. Shephard’s agreement, which was for an initial term of one year, provides for automatic one-year renewal terms unless terminated by either party upon 30 days’ prior written notice. Mr. Shephard’s employment agreement entitles him to receive one year of salary continuation and employee benefits if his employment is terminated by Zygo other than for justifiable cause or by Mr. Shephard under certain circumstances within one year after the change in control (which includes the merger).

In October 2006, Zygo entered into an employment agreement with Mr. Northrup to serve in a senior executive capacity, which was recently amended in accordance with the requirements of the merger agreement. Under the agreement, Mr. Northrup receives an annual base salary of $250,000 or such higher amount as Zygo’s board of directors may determine from time to time. Mr. Northrup’s agreement provides for an initial term of one year and automatic one-year renewal terms subject to written notice of nonrenewal by either party at least 30 days before the end of the then-current renewal term. As recently amended, Mr. Northrup’s employment agreement entitles him to receive one year of salary continuation and continuation of insurance benefits up to one year if his employment is terminated by Zygo other than for justifiable cause or by Mr. Northrup for good reason within one year after the change in control (which includes the merger). Originally, Mr. Northrup had the right to trigger the severance payments and benefits by his voluntary termination of employment within 90 days after a change in control; however, at the request of ESI, Mr. Northrup agreed to delay his ability to exercise that right until the 90-day period beginning one year after the date of the merger.

Effective February 8, 2007, Zygo entered into a noncompete agreement with Dr. Zanoni. The noncompete period shall begin on the first calendar date that Dr. Zanoni ceases to be employed by Zygo (but no later than February 28, 2009, which is the date Dr. Zanoni is scheduled to retire), through and including the fourth anniversary of such date, provided that if Dr. Zanoni’s employment is terminated by Zygo for justifiable cause, Zygo shall have the right to cancel the noncompete agreement without further obligation of either party. In consideration of his agreement not to compete, Dr. Zanoni will receive an amount equal to his then-base annual salary (but not less than $274,300), payable in one lump sum on the commencement date; an amount equal to the sum of 85% of the base annual salary, payable in equal quarterly installments during the first year of the noncompete period; an amount equal to the sum of 65% of the base annual salary, payable in equal quarterly installments during the second year of the noncompete period; an amount equal to the sum of 45% of the base annual salary, payable in equal quarterly installments during the third year; and an amount equal to the sum of 25% of the base annual salary, payable in equal quarterly installments during the fourth year.

Under Zygo’s change in control agreements, “justifiable cause” shall mean and be limited to: any willful breach by an executive of the performance of any of his duties pursuant to his employment agreement; the executive’s conviction (which, through lapse of time or otherwise, is not subject to appeal) of any crime or offense involving money or other property of Zygo or its subsidiaries or which constitutes a felony in the jurisdiction involved; the executive’s performance of any act or his failure to act, for which if he were prosecuted and convicted would constitute a crime or offense involving money or property of Zygo or its subsidiaries, or which would constitute a felony in the jurisdiction involved; any disclosure by the executive to any person, firm or corporation other than Zygo, its subsidiaries and its and their directors, officers and employees of any confidential information or trade secret of Zygo or any of its subsidiaries; any attempt by the executive to secure any personal profit in connection with the business of Zygo or any of its subsidiaries; and the engaging by the executive in any business other than the business of Zygo and its subsidiaries which interferes with the performance of his duties under his employment agreement.

Under Zygo’s change in control agreements with Mr. Robinson and Mr. Northrup, “good reason” shall mean any of the following events or conditions occurring with respect to an executive following the merger closing: a reduction in the executive’s base salary (other than in connection with a reduction in base salary of management employees generally) or any failure to pay the executive compensation or benefits to which he is entitled within 15 days of the date due; a relocation by Zygo of the executive’s principal place of employment by more than fifty miles, other than a relocation that the executive has consented to; a material diminution of the position, status or duties of the executive’s employment or of the executive’s working conditions (provided that there shall not be deemed to be a material diminution if the executive has a senior management position with

Zygo, ESI or any subsidiary of ESI); or the failure by Zygo or ESI to provide the executive with compensation and benefits, in the aggregate, substantially equivalent to those in effect immediately prior to the merger closing.

Voting

As of December 1, 2008, Zygo’s directors and executive officers and certain entities affiliated with such directors and officers hold 5% of the shares entitled to vote at Zygo’s special meeting of the stockholders. The affirmative vote of a majority of the outstanding shares of Zygo common stock entitled to vote at the meeting is required to approve the Merger Proposal.

Accounting Treatment

The merger will be accounted for as an acquisition of Zygo by ESI under the purchase method of accounting in accordance with Statement of Financial Accounting Standards No. 141, “Business Combination.” Under the purchase method of accounting, the assets and liabilities of the acquired company are, as of completion of the merger, recorded at their respective fair values on the acquisition date and added to those of the reporting public issuer, including an amount for goodwill representing the difference between the purchase price and the fair value of the identifiable net assets, if any. Financial statements of ESI issued after the merger will reflect only the operations of Zygo after the merger and will not be restated retroactively to reflect the historical financial position or results of operations of Zygo.

All unaudited pro forma condensed combined financial statements contained in this Prospectus/Proxy Statement were prepared using the purchase method of accounting. The final allocation of the purchase price will be determined after the merger is completed and after completion of an analysis to determine the fair value of Zygo’s assets and liabilities. Accordingly, the final purchase accounting adjustments may be materially different from the preliminary unaudited pro forma adjustments. Any decrease in the fair value of the assets or increase in the fair value of the liabilities of Zygo as compared to the unaudited pro forma information included in this Prospectus/Proxy Statement will have the effect of increasing the amount of the purchase price allocable to goodwill.

Regulatory Approvals Required for the Merger

United States Antitrust Filings

Under the Hart-Scott-Rodino Act and the rules promulgated under that act by the FTC the merger may not be completed until notifications have been given and information furnished to the FTC and to the Antitrust Division of the Department of Justice and the specified waiting period has been terminated or has expired. Zygo and ESI each filed notification and report forms under the Hart-Scott-Rodino Act with the FTC and the Antitrust Division on November 12, 2008. The FTC granted early termination of the waiting period under the Hart-Scott-Rodino Act effective December 1, 2008. At any time before or after completion of the merger, the FTC or the Antitrust Division could take any action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin completion of the merger or seeking divestiture of substantial assets of Zygo or ESI. State governments or private parties may also challenge the merger under state antitrust laws.

Foreign Competition Filings

Under the laws of certain foreign countries, the merger may not be completed until notifications have been given and information furnished to the relevant governmental authority for purposes of allowing such authorities to determine whether or not the merger will have anticompetitive effects and obtaining clearance to complete the merger. In connection with this merger, ESI and Zygo have determined that no filings with such governmental authorities are required.

Restrictions on Sales of Shares of ESI Common Stock Received in the Merger

ESI shares of common stock issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act of 1933, as amended, or the Securities Act, except for ESI shares issued to any Zygo stockholder who may be deemed to be an “affiliate” of ESI after completion of the merger. Former Zygo stockholders who were affiliates of Zygo at the time of the Zygo special meeting and who are not affiliates of ESI after the completion of the merger may sell their ESI shares at any time. Former Zygo stockholders who are or become affiliates of ESI after completion of the merger will remain or be subject to the volume and sale limitations of Rule 144 under the Securities Act until they are no longer affiliates of ESI. This Prospectus/Proxy Statement does not cover resales of ESI common stock received by any person upon completion of the merger, and no person is authorized to make any use of this Prospectus/Proxy Statement in connection with any resale.

Appraisal Rights

Under Section 262 of the General Corporation Law of the State of Delaware, the holders of Zygo common stock will not have appraisal rights in connection with the merger. Under Section 554 of the Oregon Business Corporation Act, the holders of ESI common stock will not have appraisal rights in connection with the merger.

Listing of ESI Common Stock on The NASDAQ Global Market; Delisting and Deregistration of Zygo Common Stock

ESI has agreed that prior to the completion of the merger, it will cause the shares of ESI common stock to be issued in the merger and reserved for issuance under any assumed equity awards to be approved for listing on The NASDAQ Global Market. Such approval is a condition to the completion of the merger. If the merger is completed, Zygo common stock will cease to be listed on The NASDAQ Global Market and its shares will be deregistered under the Exchange Act.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion summarizes the anticipated material U.S. federal income tax consequences of the merger to Zygo’s stockholders.

This discussion is based on and subject to the Internal Revenue Code of 1986 as amended (the “Code”), the regulations promulgated pursuant to the Code (the “Regulations”), administrative rulings of the Internal Revenue Service (the “IRS”), court decisions and other applicable authorities, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, and to differing interpretations. This discussion is not binding on the IRS. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular stockholder in light of his or her circumstances or to stockholders subject to special treatment under the Code, such as:

•	financial institutions;

•	foreign holders (i.e., persons other than a U.S. person, as defined below);

•	mutual funds, regulated investment companies or real estate investment trusts;

•	tax-exempt organizations and pension funds;

•	insurance companies;

•	dealers or brokers in securities or foreign currency;

•	traders in securities that elect to apply a mark-to-market method of accounting;

•	persons whose shares are held in individual retirement and other deferred accounts;

•	persons who hold their shares as part of a straddle, hedge, conversion, appreciated financial position or other risk reducing transaction;

•	stockholders whose shares are not held as “capital assets” within the meaning of Section 1221 of the Code; and

•

stockholders who received their shares through the exercise of employee stock options or other similar derivative securities, pursuant to Zygo’s employee stock purchase plan or otherwise, as compensation.

If a business entity classified as a partnership for U.S. federal tax purposes holds Zygo common stock, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. A partner in a partnership holding Zygo common stock should consult its tax advisor.

This discussion does not address the tax consequences of the merger under any state, local, foreign or other tax laws or any U.S. federal estate, gift or alternative minimum tax considerations. Neither Zygo nor ESI will request a ruling from the IRS concerning the tax consequences of the merger, and the statements in this registration statement are not binding on the IRS or any court.

This discussion is limited to stockholders who are U.S. persons. For purposes of this discussion, the term “U.S. person” means:

•	an individual citizen or resident of the United States;

•

a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that is subject to the supervision of a court within the United States and the control of one or more U.S. persons or has a valid election in effect under applicable Regulations to be treated as a U.S. person.

This discussion is a general summary and does not purport to be a comprehensive analysis or description of all potential U.S. federal income tax consequences of the merger. Each Zygo stockholder is urged to consult his or her tax advisor with respect to the particular federal, state, local, foreign and other tax consequences of the merger.

Classification of the Merger as a Reorganization

ESI and Zygo have structured the merger to qualify as a reorganization for U.S. federal income tax purposes. The merger agreement provides that ESI will receive at the closing of the merger an opinion from its counsel, Stoel Rives LLP, and Zygo will receive at the closing of the merger an opinion from its counsel, Fulbright & Jaworski L.L.P., both to the effect that for U.S. federal income tax purposes, the merger will constitute a reorganization within the meaning of Section 368(a) of the Code. These opinions will each rely on assumptions, including assumptions regarding the absence of changes in existing facts or law and the completion of the merger in the manner contemplated by the merger agreement, representations and covenants made by ESI and Zygo, and representations and covenants contained in certificates of officers of ESI and Zygo. The accuracy of those representations, covenants or assumptions may affect the conclusions set forth in these tax opinions, in which case the tax consequences of the merger could differ from those discussed here. Furthermore, each tax opinion will be subject to specified assumptions, limitations and qualifications. Tax opinions are not binding on the IRS or the courts, and it is possible that the IRS could assert a contrary position and that a court could sustain that position.

Material Tax Consequences of Merger

Assuming that the merger is treated as a reorganization within the meaning of Section 368(a) of the Code, the merger will have the following U.S. federal income tax consequences:

•

A Zygo stockholder will not recognize any gain or loss upon the receipt of shares of ESI common stock in exchange for the stockholder’s Zygo common stock, except that gain or loss will be recognized on the receipt of cash instead of a fractional share of ESI common stock. If a Zygo stockholder receives cash instead of a fractional share of ESI common stock, the stockholder will be required to recognize gain or loss, measured by the difference between the amount of cash received and the portion of the tax basis of that stockholder’s Zygo common stock allocable to that fractional share of ESI common stock. This gain or loss will be a capital gain or loss and will be a long-term capital gain or loss if the holding period for the Zygo common stock exchanged for cash in lieu of the fractional share of ESI common stock is more than one year as of the effective time of the merger;

•

A Zygo stockholder will have a tax basis in the ESI common stock received in the merger equal to (1) the tax basis of the Zygo common stock surrendered by that stockholder in the merger, reduced by (2) any tax basis of the Zygo common stock surrendered that is allocable to a fractional share of ESI common stock for which cash is received;

•

The holding period of the shares of ESI common stock received by a Zygo stockholder in the merger will include the holding period of the shares of Zygo common stock exchanged therefor, based on the assumption that the Zygo common stock is held as a capital asset; and

•

In the case of a Zygo stockholder that holds shares of Zygo common stock with differing tax bases, or differing holding periods, or differing tax bases and differing holding periods, Regulations provide guidance on how such stockholder may allocate his or her tax basis to shares of ESI common stock received in the merger. Zygo stockholders that hold multiple blocks of Zygo common stock are urged to consult their tax advisors regarding the proper allocation of their basis among shares of ESI common stock received in the merger.

Information Reporting and Backup Withholding

A Zygo stockholder may be subject to information reporting and backup withholding in connection with any cash payments received instead of a fractional share of ESI common stock, unless such stockholder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with the applicable requirements of the backup withholding rules. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the stockholder’s U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.

Reporting Requirements

A “significant holder” of Zygo stock will be required to retain records pertaining to the merger and will be required to file with such holder’s U.S. federal income tax return for the year in which the merger takes place a statement setting forth facts relating to the merger, including:

•	the cost or other basis of the shares of the Zygo common stock transferred in the exchange; and

•	the fair market value of the ESI common stock and the amount of cash received in the exchange instead of receiving a fractional share.

A “significant holder” is a Zygo stockholder that receives ESI common stock in exchange for such holder’s Zygo common stock if, immediately prior to the exchange, such holder:

•	owned at least 5% (by vote or value) of the total outstanding stock of Zygo; or

•	owned securities in Zygo with a basis of $1 million or more.

The foregoing discussion is not intended to be legal or tax advice to any particular Zygo stockholder. Tax matters regarding the merger are complicated, and the tax consequences of the merger to any particular Zygo stockholder will depend on that stockholder’s particular circumstances. Zygo stockholders should consult their own tax advisors regarding the specific tax consequences of the merger, including tax return reporting requirements, the applicability of federal, state, local and foreign tax laws and the effect of any proposed change in the tax laws.

THE MERGER AGREEMENT

The following discussion summarizes material provisions of the Agreement and Plan of Merger and Reorganization, which we refer to as the merger agreement, a copy of which is attached as Annex A to this Prospectus/Proxy Statement and is incorporated by reference herein. The rights and obligations of the parties are governed by the express terms and conditions of the merger agreement and not by this summary. This summary is not complete and is qualified in its entirety by reference to the complete text of the merger agreement. We urge you to read the merger agreement carefully in its entirety, as well as this Prospectus/Proxy Statement, before making any decisions regarding the merger.

The representations and warranties described below and included in the merger agreement were made by ESI and Zygo to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the merger agreement and may be subject to important qualifications and limitations agreed to by ESI and Zygo in connection with negotiating its terms. Moreover, the representations and warranties may be subject to a contractual standard of materiality that may be different from what may be viewed as material to stockholders, or may have been used for the purpose of allocating risk between ESI and Zygo rather than establishing matters as facts. The merger agreement is described in this Prospectus/Proxy Statement and included as Annex A only to provide you with information regarding its terms and conditions, and not to provide any other factual information regarding ESI, Zygo or their respective businesses. Accordingly, you should not rely on the representations and warranties in the merger agreement as characterizations of the actual state of facts about ESI or Zygo, and you should read the information provided elsewhere in this Prospectus/Proxy Statement and in the documents incorporated by reference into this Prospectus/Proxy Statement for information regarding ESI and Zygo and their respective businesses. See “Where You Can Find More Information” beginning on page 236 of this Prospectus/Proxy Statement.

The Merger

Subject to the terms and conditions of the merger agreement and in accordance with Delaware law, Zygo will merge with and into Zirkon Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of ESI (“Zirkon”), and Zirkon will survive the merger as a wholly owned subsidiary of ESI, and its name will change to Zygo, LLC.

Closing and Effective Time of the Merger

The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such later time as may be agreed upon by Zygo and ESI and as specified in the certificate of merger. The filing of the certificate of merger will occur no later than two business days after the conditions to completion of the merger have been satisfied or waived.

Directors and Executive Management Following the Merger

The managers and officers of Zirkon immediately prior to the merger will serve as the managers and officers of the surviving company. Zygo headquarters will remain in Middlefield, Connecticut.

ESI Chairman Jon Tompkins will continue as chairman of the board of directors of ESI, which will be expanded to 11 members, three of whom will be designated by Zygo. Zygo has determined that its designees to the ESI board of directors will be Eugene G. Banucci, Youssef El-Mansy and Bruce W. Worster. Gerald F. Taylor and Keith L. Thomson will resign from the ESI board of directors effective no later than immediately before the effective time of the merger. The other members of the ESI board of directors will remain the same.

Following is certain information concerning the directors Zygo has determined to designate to the ESI board of directors.

Director	Principal Occupation During Past Five Years and Certain Other Directorships	Age
Eugene G. Banucci	Executive Chairman, Founder, and former Chief Executive Officer of ATMI, Inc. (a supplier of specialty materials and packaging to the semiconductor industry) for more than the last five years. Director of Clean Harbors, Inc. and Zygo.	65

Youssef A. El-Mansy	Retired Corporate Vice President and Director of logic technology development at Intel Corporation. Director of Novellus (a supplier of semiconductor manufacturing equipment in the fabrication of integrated circuits) and Zygo.	63

Bruce W. Worster	Private Investor since 2001, advisor to Peninsula Equity Partners, LLC since 2002; Vice President, Strategic Manufacturing Technology of JDS Uniphase Corporation from 1999 to 2001; and President of Ultrapointe Corporation (a subsidiary of JDS Uniphase) from 1997 to 1998. Director of Zygo.	65

Consideration to Be Received in the Merger

Zygo Common Stock

•

Zygo Common Stock. At the effective time of the merger, each outstanding share of Zygo common stock (other than treasury stock and any shares owned by ESI or Zygo or any of their wholly owned subsidiaries immediately prior to the completion of the merger, which will be cancelled and extinguished), including Zygo common stock subject to a restricted stock purchase agreement or similar agreement, will be converted into the right to receive 1.0233 shares of ESI common stock, together with any cash paid in respect of fractional shares.

The provisions of any restricted stock purchase agreement or similar agreement that is in effect immediately prior to the effective time of the merger will continue in full force and effect following the effective time of the merger and will apply to all shares of ESI common stock held by any stockholder as a result of the conversion of unvested Zygo common stock subject to such an agreement. The vesting schedule and all other terms and conditions of each restricted stock purchase agreement or similar agreement will remain unchanged. See “Interests of Zygo’s Directors and Executive Officers in the Merger” beginning on page 72.

•

Fractional Shares. Holders of Zygo common stock will not receive any fractional ESI shares in the merger. Instead, the total number of ESI shares that each holder of Zygo common stock will receive in the merger will be rounded down to the nearest whole number, and ESI will pay cash for any resulting fractional share that a Zygo stockholder otherwise would be entitled to receive. The amount of cash payable for a fractional share of ESI common stock will be determined by multiplying the fraction by the average closing prices for ESI common stock on The NASDAQ Global Market for the five consecutive trading days immediately prior to the date that the merger becomes effective.

Example: If you currently own 25 shares of Zygo common stock, absent the treatment of the fractional shares described above, you would be entitled to receive (25 x 1.0233) or 25.5825 shares of ESI common stock. Since fractional shares will not be issued, you will be entitled to 25 shares of ESI common stock and a check for the market value of 0.5825 shares of ESI common stock based on the average closing price of ESI common stock for the five consecutive trading days immediately prior to the date that the merger becomes effective.

Treatment of Zygo Options

Immediately prior to the effective time of the merger, each option to purchase shares of Zygo common stock having a per share exercise price greater than $40 that is outstanding and unexercised immediately prior to the date the merger becomes effective, whether vested or unvested, will terminate and be of no further force or effect.

At the effective time of the merger, each option to purchase shares of Zygo common stock having a per share exercise price not more than $40 that is outstanding and unexercised immediately prior to the date the merger becomes effective will cease to represent a right to acquire Zygo common stock and will be assumed by ESI and converted automatically into an option to purchase shares of ESI common stock. The number of ESI shares underlying each converted option will be equal to the number of Zygo shares underlying the Zygo option immediately prior to the effective time multiplied by the 1.0233 exchange ratio, rounded down to the nearest whole share. The per share exercise price applicable to each converted option will be equal to the exercise price per share under the Zygo option divided by the exchange ratio, rounded up to the nearest cent. The duration and other terms of each converted option will be the same as those of the former Zygo option, except that all references to Zygo will be deemed to be references to ESI. Each holder of converted options will be credited for their service with Zygo or its subsidiaries for purposes of determining vesting under the converted option.

Zygo stock options awarded by Zygo under Zygo’s 2002 Equity Incentive Plan on or after November 16, 2006 are covered by certain post-change in control severance protections contained in a 2006 amendment of that plan. In general, for applicable awards, pursuant to the amendment, a converted option will become fully vested upon certain involuntary terminations of employment (including certain constructive terminations by ESI) within two years after the date of the merger. This post-change in control severance protection does not apply to Mr. Robinson’s outstanding Zygo stock options because, under the terms of his employment agreement, those options become fully vested by reason and at the time of merger.

Zygo Restricted Stock and Restricted Stock Units

At the effective time of the merger, each restricted stock unit of Zygo representing the right to receive, in the future, shares of Zygo common stock which is outstanding at the time the merger is effective will cease to represent a right to receive upon settlement shares of Zygo common stock and will be assumed by ESI and converted automatically into a right to receive upon settlement shares of ESI common stock. Each converted restricted stock unit will be converted into the right to receive, in the future, shares of ESI common stock in an amount equal to the number of shares of Zygo common stock subject to such restricted stock unit immediately prior to completion of the merger multiplied by the 1.0233 exchange ratio applicable to the conversion of shares of Zygo common stock into shares of ESI common stock (rounded down to the nearest whole share). Each holder of converted restricted stock units will be credited for his or her service with Zygo or its subsidiaries for purposes of determining vesting under the converted restricted stock units.

The merger agreement also provides that each share restricted stock of Zygo that is outstanding immediately prior to the merger will participate in the merger exchange on the same basis as other stockholders of Zygo except that the ESI shares issued in exchange for outstanding shares of Zygo restricted stock will be subject to the same forfeiture and other conditions of the restricted stock awards applicable to the shares of Zygo restricted stock.

Zygo restricted stock units and shares of restricted stock awarded by Zygo under Zygo’s 2002 Equity Incentive Plan on or after November 16, 2006 are covered by certain post-change in control severance protections contained in a 2006 amendment of that plan. In general, for applicable awards, pursuant to the amendment, a converted restricted stock unit or restricted stock award will become fully vested upon certain involuntary terminations of employment (including certain constructive terminations by ESI) within two years after the date of the merger.

Zygo Warrants

Zygo has warrants outstanding to purchase 25,000 shares of Zygo common stock. A warrant was issued to The Zetetic Institution for 14,400 shares of Zygo common stock and a warrant was issued to The Epling Family Limited Liability Partnership for 10,600 shares of Zygo common stock. Both warrants are exercisable on or before June 26, 2011 at an exercise price of $18.64 per share. Pursuant to the terms of the warrants, upon the completion of the merger the warrants will be converted into warrants to purchase the number of shares of ESI common stock that would have been deliverable to their holder had such warrants been exercised immediately prior to the merger, and will otherwise continue to remain outstanding on terms substantially identical to those in effect immediately prior to the merger.

Zygo Employee Stock Purchase Plan

Each outstanding purchase right under the Zygo Employee Stock Purchase Plan will be exercised at least five business days prior to the date that the merger becomes effective. In addition, following the date of the merger agreement, no new purchase or offering period will commence and no participant may increase his payroll deduction election or purchase elections. Immediately prior to and effective at the effective time of the merger, the Zygo Employee Stock Purchase Plan will terminate.

Adjustments to the Exchange Ratio

The exchange ratio will be appropriately adjusted to reflect fully the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification or other like change with respect to ESI common stock or Zygo common stock prior to the effective time of the merger.

Alternative Structure

Upon request of either Zygo or ESI, the merger may be effectuated by merging Zirkon with and into Zygo, such that Zygo will survive the merger and become a wholly owned subsidiary of ESI. In such an event, at the effective time of the merger, the officers of Zirkon immediately prior to the merger shall become the officers of the surviving company, and the managers of Zirkon immediately prior to the merger shall become the directors of the surviving company. The foregoing alternative transaction structure may be effectuated only if counsel for each of Zygo and ESI provides a written opinion to the effect that a merger under the alternative transaction structure will be treated for U.S. federal income tax purposes as a tax-free reorganization within the meaning of Section 368(a) of the Code and that the transaction structure as so revised is reasonably likely to be completed in as timely a manner as the unaltered transaction structure.

Procedures for Exchange of Certificates

ESI will appoint an exchange agent for the purpose of exchanging certificates and uncertificated shares of Zygo common stock. As soon as practicable after the effective time of the merger, the exchange agent will mail transmittal materials to each holder of record of Zygo shares of common stock, advising such holders of the procedure for surrendering their share certificates and/or uncertificated shares to the exchange agent.

Each holder of a share of Zygo common stock that has been converted into a right to receive the applicable merger consideration (including cash for fractional shares) will receive the applicable merger consideration upon surrender to the exchange agent of the applicable Zygo common stock certificate or uncertificated shares, together with a letter of transmittal covering such shares and such other documents as the exchange agent may reasonably require.

After the effective time, each certificate that previously represented shares of Zygo common stock will represent only the right to receive the applicable merger consideration as described above under “—Consideration to be Received in the Merger,” including cash for any fractional shares of ESI common stock. In addition, Zygo will not register any transfers of the shares of Zygo common stock after the effective time of the merger.

Holders of Zygo common stock should not send in their Zygo stock certificates until they receive, complete and submit a signed letter of transmittal sent by the exchange agent with instructions for the surrender of Zygo stock certificates.

Zygo and ESI are not liable to holders of shares of Zygo common stock for any amount delivered to a public official under applicable abandoned property, escheat or similar laws.

ESI stockholders will not exchange their stock certificates.

Representations and Warranties

The merger agreement contains a number of representations and warranties made by ESI and Zygo to each other. The representations and warranties are subject in some cases to specified exceptions and qualifications. The parties’ reciprocal representations and warranties relate to, among other things:

•	organization, capital structure, corporate power and authority, and execution and delivery of the merger agreement;

•	subsidiaries;

•	the approval of the merger agreement and the merger by the parties’ respective boards of directors;

•	consents and approvals of third parties, and permissions and authorizations of governmental entities, required in connection with the merger agreement and the merger;

•	documents filed with the SEC and the accuracy of information contained in those documents;

•	financial statements and internal controls;

•	the absence of undisclosed liabilities;

•	the absence of any material adverse effect or certain other changes or events since the date of the parties’ last fiscal year end;

•	properties and assets;

•	certain material contracts;

•	compliance with applicable legal requirements;

•	environmental matters;

•	legal proceedings;

•	employee benefit plans and the Employee Retirement Income Security Act of 1974;

•	the filing of tax returns, payment of taxes and other tax matters;

•	intellectual property;

•	labor and employment matters;

•	the inapplicability of state takeover laws;

•	insurance matters;

•	the receipt of fairness opinions from the parties’ financial advisors;

•	the absence of other agreements to sell a material portion of either party’s assets or stock, or to otherwise merge, consolidate or reorganize either party or its subsidiaries;

•	the stockholder votes required to approve the merger;

•	no violations of the Foreign Corrupt Practices Act; and

•	the accuracy of information supplied in this Prospectus/Proxy Statement and the registration statement of which it forms a part.

Conduct of Business Pending the Merger

Under the merger agreement, Zygo and its subsidiaries are required to carry on their respective businesses in the ordinary course consistent with past practice. In addition, each of Zygo, ESI and their respective subsidiaries is required to maintain and preserve its business organization; keep available the services of its present officers, employees and consultants; and preserve its business relationships with persons have significant business dealings with them.

Each of Zygo, ESI and their respective subsidiaries may not, among other things and subject to certain exceptions, without the consent of the other party:

•	Amend, modify, alter or rescind its charter or bylaws except as provided for in the merger agreement;

•	declare or pay any dividends on or make other distributions in respect of its capital stock;

•	split, combine or reclassify any of its capital stock;

•	issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

•

repurchase or otherwise acquire shares of its capital stock except (a) from former employees, directors and consultants in accordance with agreements providing for repurchase of shares in connection with termination of service to it or any subsidiaries and (b) the acceptance of shares of common stock in payment of the exercise price or withholding taxes incurred by any holder in connection with the exercise of options or vesting of restricted stock units;

•

issue, deliver or sell any shares of its capital stock or other voting securities, or any securities convertible into, or any subscriptions, rights, warrants or options to acquire, or any other commitment obligating it to issue any such shares or voting securities, other than (a) the issuance of shares of common stock pursuant to the exercise of options or the vesting of restricted stock units outstanding as of the date of the merger agreement, (b) issuances of shares of common stock in the ordinary course of business consistent with past practice pursuant to the its employee stock purchase plan, (c) the sale of shares of common stock pursuant to the exercise of options if necessary to effectuate an optionee direction upon exercise or for withholding of taxes, (d) pursuant to agreements existing as of the date of the merger agreement, (e) the grant of equity compensation awards in the ordinary course of business consistent with past practice (i) with respect to Zygo, to newly hired employees not to exceed 10,000 shares in the aggregate and to Zygo employees in August 2009 in accordance with Zygo’s annual grant cycle and (ii) with respect to ESI, to newly hired employees and consultants and to ESI employees and directors in June 2009 in accordance with the ESI’s annual grant cycle; and (f) with respect to ESI, in accordance with its rights plan;

•	accelerate the vesting of options, restricted stock or restricted stock units or otherwise modify or amend such awards;

•

sell, lease, license or otherwise dispose of or encumber any of its material properties or assets, except in the ordinary course of business consistent with past practice or, with respect to ESI, in connection with a permitted financing;

•

incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any third party (other than any subsidiaries) other than, with respect to ESI, such indebtedness, guarantees, endorsements or accommodations not more than $25 million;

•	acquire or agree to acquire any real property;

•	make any material change to its financial accounting methods or practices, except as may be required by GAAP, Regulation S-X or other rule or regulation promulgated by the SEC;

•

other than in the ordinary course of business consistent with past practice or as required by applicable law, make any material election in respect of taxes or settle any material claim or assessment in respect of taxes;

•

except for the acquisition contemplated by the merger agreement, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any person other than, with respect to ESI, transactions in which the amount paid or payable by ESI does not exceed $35 million provided that ESI will not be required to prepare financial statements of the person acquired pursuant to Rule 3-05(b)(2) of Regulation S-X as a result of such transaction, ESI has reasonably determined at the time of such acquisition that, based on the facts then known to it after reasonable investigation, such acquisition is not reasonably likely to cause a delay in consummation of the transactions contemplated by the merger agreement, and no common stock is used as consideration in such transaction; or

•	take or agree in writing to take, any of the actions described above.

In addition, Zygo and its subsidiaries may not, among other things and subject to certain exceptions, without the consent of ESI:

•

make any capital expenditures, capital additions or capital improvements except in the ordinary course of business consistent with past practice or the items contemplated by Zygo’s most recent consolidated capital expenditure budget made available to ESI, that do not exceed, individually or in the aggregate, $250,000;

•	other than in the ordinary course of business consistent with past practice, enter into or materially amend any material contract;

•

except as required by existing written agreements or benefit plans and as required by the merger agreement, or as required to comply with applicable law or as contemplated by the merger agreement, (a) other than in the ordinary course of business consistent with past practice in terms of timing and amount, increase the compensation or other benefits payable or provided to the employees of Zygo or any of its subsidiaries (other than officers and directors); (b) enter into any employment, change of control, or severance or retention agreement with any employee, officer or director of Zygo or any of its subsidiaries except (i) for employment agreements entered in the ordinary course of business consistent with past practice terminable on less than 30 days’ notice without penalty and which do not provide for severance or change in control benefits and are not with an officer or director of Zygo, and (ii) for severance agreements entered into with nonofficer employees in the ordinary course of business and consistent with the current severance payment policy of Zygo or its applicable subsidiary in connection with terminations of employment; or (c) except as permitted pursuant to the preceding parts (a) and (b), establish, adopt, enter into or amend any collective bargaining agreement, plan, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees or any of their beneficiaries, except as would not result in a material increase in cost to Zygo;

•	acquire or agree to acquire any assets which are material, individually or in the aggregate, to Zygo and its subsidiaries (taken as a whole);

•

other than in the ordinary course of business consistent with past practice, enter any contract, agreement, purchase order or acknowledgment form or series of related contracts, agreements, purchase orders or acknowledgment forms with any one party for the purchase of equipment, materials or capital assets with respect to which the aggregate dollar amount payable by Zygo or its subsidiaries exceeds $150,000, other than purchases of materials reasonably expected to be utilized in full by February 1, 2009; or

•	take or agree in writing to take, any of the actions described above.

Reasonable Best Efforts; Regulatory Matters; Other Agreements

Reasonable Best Efforts. ESI and Zygo have each agreed to use their reasonable best efforts to effect the transactions contemplated by the merger agreement and to fulfill and cause to be fulfilled the conditions to closing under the merger agreement and to use their commercially reasonable efforts to obtain all necessary consents from third parties. In addition, ESI and Zygo have agreed to use their reasonable best efforts to take all actions necessary, proper or advisable to comply promptly with all applicable laws, rules and regulations which may be imposed upon them or their subsidiaries with respect to the merger and the other transactions contemplated by the merger agreement, including obtaining any third party consents which may be required to be obtained in connection with the merger and other transactions contemplated by the merger agreement, to remove any restraint or prohibition preventing the consummation of the merger and other transactions contemplated by the merger agreement, and to fulfill and cause to be fulfilled the conditions to closing the merger and consummate the merger. ESI and Zygo further agreed to use their reasonable best efforts to obtain any consent, authorization, permits, order or approval of, any exemption by, any government entity which is required to be obtained by ESI or Zygo or any of their subsidiaries in connection with the merger and other transactions contemplated by the merger agreement. ESI and Zygo further agreed that efforts to cause the expiration or termination of applicable waiting periods or to obtain requisite consents and permits for consummation of the transactions contemplated by the merger agreement by any governmental entity under any antitrust law may include ESI’s agreements to (a) sell, hold separate or otherwise dispose of the assets or business to be acquired in the merger or any of ESI’s or its affiliate’s assets and businesses, provided that the assets or businesses are not material to ESI; (b) terminate any existing relationships and contractual rights and obligations which are not material to ESI and its affiliates; or (c) amend or terminate existing licenses or other agreements relating to intellectual property rights and enter in such new licenses or agreements relating to intellectual property rights, provided that (i) such amendments or terminations are not materially adverse to ESI or its affiliates and (ii) ESI and its affiliate are not required to waive, abandon or alter any rights that are material to, or assume any obligations that are materially adverse to, ESI or its affiliates, in any new license agreement.

Prospectus/Proxy Statement; Stockholders’ Meetings. ESI and Zygo have agreed to cooperate in preparing and filing with the SEC this Prospectus/Proxy Statement and the registration statement of which it forms a part. Each has agreed to use its reasonable best efforts to have the registration statement of which it forms a part declared effective, and will cause this Prospectus/Proxy Statement to be mailed to its respective stockholders as promptly as practicable after it is declared effective. Each has also agreed to hold a stockholders’ meeting as promptly as practicable after the registration statement is declared effective.

Other Agreements. The merger agreement contains certain other agreements, including agreements relating to access to information and cooperation between ESI and Zygo during the preclosing period, public announcements, employee benefit plans and certain tax matters.

Conditions to Completion of the Merger

Each party’s obligation to effect the merger is subject to the satisfaction or waiver of various conditions, which include the following:

•	the receipt of approvals of the holders of Zygo and ESI capital stock required for the completion of the merger;

•

the absence of any order, preliminary or permanent injunction or other decree issued by any court of competent jurisdiction or other legal restraint making the merger illegal or otherwise preventing the consummation of the merger;

•

the expiration or termination of the waiting period under U.S. antitrust laws and the receipt of any consents or approvals required under applicable foreign competition laws, except where the failure to obtain such consents or approvals would not reasonably be expected to have a material adverse effect;

•	the effectiveness of the registration statement of which this Prospectus/Proxy Statement is a part, and the registration statement not being subject to any stop order or threatened stop order;

•	the authorization of shares of ESI common stock to be issued in the merger for listing on the NASDAQ Global Market;

•

the accuracy of the other party’s representations and warranties on the date of the merger agreement and on the date on which the merger is to be completed as if made as of that date or, if the representations and warranties expressly relate to an earlier date, then as of that specified date, in each case other than any failures to be true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a material adverse effect on such other party;

•

the performance by the other party of its obligations under the merger agreement in all material respects, except where the failure to so perform would not reasonably be expected to have a material adverse effect on such other party, and the delivery of a certificate signed by an officer of such other party to such effect; and

•

the absence of any material adverse effect on the other party, or condition or occurrence of an event which has had or would reasonably be expected to have a material adverse effect on the other party.

The merger agreement provides that certain of the conditions described above may be waived by ESI or Zygo. Neither ESI nor Zygo currently expects to waive any material condition to the completion of the merger. If either ESI or Zygo determines to waive any condition to the merger that would result in a material adverse change in the terms of the merger to Zygo or ESI stockholders (including any change in the tax consequences of the transaction to Zygo stockholders), proxies will be resolicited from the ESI or Zygo stockholders.

The merger agreement provides that none of the following shall be deemed to constitute a “material adverse effect” or be taken into account in determining whether one has occurred:

•

changes in conditions affecting (a) generally, the semiconductor or any of the other industries with which the affected party is involved or (b) the U.S. or global economy (unless, in the case of either (a) or (b), there is a substantially and materially disproportionate impact on the affected party and its subsidiaries, taken as a whole, relative to other companies operating in the same industries as the affected party and its subsidiaries);

•

general political, economic or business conditions or changes therein (including without limitation the commencement, continuation or escalation of a war, material armed hostilities or other material international or national calamity or acts of terrorism or earthquakes, hurricanes or other natural disasters or acts of God) that do not affect the affected party and its subsidiaries, taken as a whole, in a substantially and materially disproportionate manner compared to other companies participating in the same industries as the affected party;

•

changes, events or occurrences in financial, credit, banking or securities markets (including any disruption thereof and any decline in the price of any security or market index) or any interest rate or exchange rate changes or general financial or capital market conditions, including interest rates, or changes therein;

•

the negotiation, execution, announcement or performance of the merger agreement or the performance or consummation of the transactions contemplated in the merger agreement, any litigation resulting therefrom, or the impact thereof on relationships, contractual or otherwise, with customers, suppliers, lenders, investors or employees (including without limitation, any cancellations of or delays in customer agreements, any reduction in sales, any disruption in supplier, distributor, partner or similar relationships or any loss of employees);

•	any action or omission required by the merger agreement or pursuant to the express request of the other party, or any action otherwise taken by the other party;

•

the effect of incurring and paying expenses to the affected party’s financial advisor and other advisors to the affected party in connection with negotiating, entering into, performing and consummating the transactions contemplated by the merger agreement;

•	any changes in applicable laws or the interpretation thereof after the date of the merger agreement;

•	changes in GAAP or other accounting standards, or authoritative interpretations thereof after the date of the merger agreement;

•

a decrease in the market price of the shares of the affected party’s common stock; provided that this exception will not prevent or otherwise affect a determination that any change or effect underlying such a decrease in market price has resulted in, or contributed to, a material adverse effect;

•

any failure by the affected party to meet any internal or publicly disclosed projections, forecasts or estimates of revenue or earnings or the issuance of revised projections that are not as optimistic as those in existence as of the date of the merger agreement; provided that this exception will not prevent or otherwise affect a determination that such failure or revision has resulted in, or contributed to, a material adverse effect; and

•

any proceeding made or brought by any holder of shares of the affected party’s common stock (on the holder’s own behalf or on behalf of the affected party) arising out of or related to the merger agreement.

No Solicitation; Changes in Recommendations

In the merger agreement Zygo has agreed that its board will recommend that Zygo’s stockholders adopt and approve the Merger Proposal. ESI has agreed that its board will recommend that ESI’s stockholders approve of the Share Issuance. Each of Zygo and ESI agreed that it will not directly or indirectly:

•

solicit, initiate or knowingly encourage (including by providing confidential information or data), directly or indirectly, any inquiries regarding or the submission of any “takeover proposal,” as described below;

•

participate in any discussions or negotiations regarding, furnish to any person any confidential information or data with respect to or take any other action to knowingly facilitate the making of, or any inquiry that may reasonably be expected to lead to, a takeover proposal or grant any waiver, amendment or release under any standstill or confidentiality agreement; or

•	enter into any agreement with respect to any takeover proposal or approve, endorse or recommend, or resolve to approve any takeover proposal.

The merger agreement, however, does not prohibit any of Zygo, ESI or their respective boards of directors from (a) taking and disclosing to its stockholders a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (b) making such disclosure to its stockholders as, in the good-faith judgment of its board of directors, after consultation with outside counsel, is required under applicable law, provided that it may not, except as described below, withdraw or modify the recommendation of its board of directors, approve or recommend any takeover proposal, or enter into any agreement with respect to any takeover proposal.

In addition, Zygo and its board of directors may:

•

at any time before the date that the vote required to be obtained from its stockholders in connection with the merger has been obtained, in response to an unsolicited bona fide written acquisition proposal by a third party, (a) contact such person or its advisors for purposes of clarifying such inquiry or takeover proposal and the material terms and conditions thereof, so as to determine whether such inquiry or takeover proposal is reasonably likely to lead to a “superior proposal,” as described below, and (b) furnish nonpublic information to and participate in discussions or negotiations with such person, if Zygo’s board of directors, after consultation with its financial advisors, determines in good faith that such takeover proposal constitutes or is reasonably likely to result in a superior proposal, and prior to providing any nonpublic information to such person Zygo enters into a confidentiality agreement with such person on terms no less restrictive of the third party than the confidentiality agreement between ESI and Zygo;

•

withdraw, modify or qualify the recommendation of Zygo’s board of directors in a manner adverse to ESI or Zirkon, if and only if Zygo’s board of directors determined in good faith, after consultation with outside counsel, that failure to take such action would be inconsistent with Zygo’s directors’ fiduciary duties to Zygo’s stockholders; or

•

approve or recommend, or propose publicly to approve or recommend, any takeover proposal or enter into any agreement with respect to any takeover proposal (other than a confidentiality agreement as described above), in each case if and only if (a) Zygo’s board of directors determined in good faith, after consultation with outside counsel, that failure to take such action would be inconsistent with Zygo’s directors’ fiduciary duties to Zygo’s stockholders, (b) Zygo received a superior proposal which is pending at the time Zygo determines to take such action, (c) Zygo provided ESI with written notice advising ESI that Zygo’s board of directors has received such a superior proposal which it intends to accept, specifying the material terms and conditions of such superior proposal, including the identity of the person making such proposal, (d) during the period of the lesser of three business days or four calendar days following ESI’s receipt of the notice of superior proposal, Zygo and its applicable representatives, including its financial and legal advisors, negotiated with ESI and Zirkon in good faith (to the extent ESI and Zirkon desire to negotiate) to make such adjustments in the terms and conditions of the merger agreement so that such superior proposal ceases to constitute a superior proposal, and (e) following the end of such three-business-day period or four-calendar-day period, as applicable, Zygo’s board of directors determined in good faith, after consultation with its financial advisor and outside legal counsel, taking into account any changes to the terms of the merger agreement proposed by ESI to Zygo in response to the notice of superior proposal or otherwise, that superior proposal giving rise to the notice of superior proposal continues to constitute a superior proposal.

In addition, ESI and its board of directors may:

•

at any time before the date that the vote required to be obtained from its stockholders in connection with the merger has been obtained, in response to an unsolicited bona fide written acquisition proposal by a third party, (a) contact such person or its advisors for purposes of clarifying such inquiry or takeover proposal and the material terms and conditions thereof, so as to determine whether such inquiry or takeover proposal is reasonably likely to lead to a “superior proposal,” as described below, and (b) furnish nonpublic information to and participate in discussions or negotiations with such person, if ESI’s board of directors, after consultation with its financial advisors, determines in good faith that such takeover proposal constitutes or is reasonably likely to result in a superior proposal and prior to providing any non-public information to such person ESI enters into a confidentiality agreement with such person on terms no less restrictive of the third party than the confidentiality agreement between ESI and Zygo;

•

withdraw, modify or qualify in a manner adverse to Zygo, the recommendation of ESI’s board of directors, if and only if ESI’s board of directors shall have determined in good faith, after consultation with outside counsel, that failure to take such action would be inconsistent with ESI’s directors’ fiduciary duties to ESI’s stockholders; or

•

approve or recommend, or propose publicly to approve or recommend, any takeover proposal or enter into any agreement with respect to any parent takeover proposal (other than a confidentiality agreement), in each case if and only if (a) ESI’s board of directors shall have determined in good faith, after consultation with outside counsel, that failure to take such action would be inconsistent with ESI’s directors’ fiduciary duties to ESI’s stockholders and (b) ESI shall have received a superior proposal, which is pending at the time ESI determines to take such action.

The term “takeover proposal” with respect to either ESI or Zygo means any proposal or offer, whether in writing or otherwise, from a third party to acquire beneficial ownership (as defined under Rule 13d-3 of the

Exchange Act) of assets that constitute 20% or more of the fair market value of the assets of such company and its subsidiaries or to which 20% or more of such company’s revenues or earnings on a consolidated basis are attributable or 20% or more of the company’s common stock or outstanding voting power of the company, whether pursuant to a merger, consolidation or other business combination, sale of shares of capital stock by the company or existing stockholders, sale of assets, tender offer, exchange offer or similar transaction.

The term “superior proposal” means with respect to either ESI or Zygo, a written proposal by a third party to acquire, directly or indirectly, more than 50% of the shares of such company’s common stock then outstanding or of the fair market value of the assets of such company or assets to which 50% or more of the company’s revenues or earnings on a consolidated basis are attributable, which (a) the company’s board of directors determines in good faith (after consultation with its independent financial advisors and outside legal counsel) to be more favorable to the company’s stockholders than the transactions contemplated by this Agreement and (b) in the good faith judgment of the company’s board of directors (after consultation with its independent financial advisors and outside legal counsel), is reasonably likely to be consummated, taking into consideration (with respect to both subsections (a) and (b) hereof) all financial, regulatory, legal, timing and other aspects of such proposal.

The merger agreement also provides that each company must notify the other company of any takeover proposal received by, or any information related to an acquisition proposal requested from, such company or any request or inquiry with respect to a takeover proposal. The company subject to the takeover proposal must keep the other party reasonably informed in all material respects of the status and terms of any such takeover proposal and must provide or make available to the other party any nonpublic information provided to any other third party that was not previously provided to the other party.

Termination

Generally, the merger agreement may be terminated and the merger may be abandoned at any time prior to the completion of the merger:

•	by mutual consent of ESI and Zygo, by action of their respective boards of directors;

•	by either ESI or Zygo:

•

if any governmental entity issues an order, decree or ruling or takes any other action permanently enjoining, restraining or otherwise prohibiting the merger (a) as violative of any antitrust law or (b) for any reason other than under any antitrust law, and, in either case, such order, decree, ruling or other action shall become final and nonappealable, provided, however, that such a right to terminate the merger agreement is not available to any party that has not taken all actions required by the merger agreement relating to obtaining the consents and approvals of governmental entities or to any party whose breach of any provision of the merger agreement results in the imposition of such order, decree or ruling or other action or the failure of such order, decree or ruling or other action to be resisted, resolved or lifted, as applicable;

•

at any time prior to the effective time of the merger, if the effective time of the merger shall not have occurred on or before 11:59 p.m. Eastern Standard Time on July 15, 2009, provided that such date may, from time to time, be extended by either ESI or Zygo (by written notice thereof to the other party) up to and including October 15, 2009 in the event that (a) all conditions to effect the merger, other than the conditions with respect to the Hart-Scott-Rodino Act, have been or are capable of being satisfied at the time of each such extension and (b) the failure to meet the conditions with respect to the Hart-Scott-Rodino Act has been or is reasonably capable of being satisfied on or prior to October 15, 2009; provided, further, that this right to terminate the merger agreement is not available to any party that is at that time in material breach of the merger agreement; or

•	following a vote at a duly held meeting (or any adjournment thereof) to obtain stockholder approval, if stockholder approval is not obtained;

•	by ESI:

•

at any time prior to the effective time of the merger, if (a) Zygo breached any of its representations, warranties or obligations under the merger agreement to an extent that would cause the closing conditions relating to the accuracy of Zygo’s representations and warranties and Zygo’s performance of its material obligations under the merger agreement not to be satisfied and such breach was not cured within 30 business days of receipt by Zygo of written notice of such breach (provided that the right to terminate the merger agreement by ESI shall not be available to ESI if ESI is at that time in material breach of the merger agreement), (b) Zygo’s board of directors withdrew or modified its recommendation in a manner adverse to ESI or (c) Zygo’s board of directors recommended, accepted or agreed to a takeover proposal;

•

if a takeover proposal with respect to Zygo is publicly announced, and Zygo’s board of directors fails to issue a press release reaffirming Zygo’s board of directors’ recommendation in favor of the merger within 10 business days after the public announcement of such a takeover proposal at the request of ESI;

•

if a tender offer or exchange offer relating to Zygo’s common stock is commenced by a third party and Zygo fails to send to its stockholders pursuant to Rule 14e-2 promulgated under the Exchange Act, within 10 business days after the commencement of such tender or exchange offer, a statement disclosing that Zygo’s board of directors recommends the rejection of such tender offer or exchange offer; or

•

at any time prior to the effective time of the merger in order to enter into an agreement relating to a superior proposal with respect to ESI in accordance with certain requirements set forth in the merger agreement, provided that ESI complied in all material respects with such requirements. For more information about the requirements set forth in the merger agreement regarding superior proposals and takeover proposals, see “No Solicitation; Changes in Recommendation” beginning on page 91.

•	by Zygo:

•

at any time prior to the effective time of the merger, if (a) ESI or Zirkon breached any of its representations, warranties or obligations under the merger agreement to an extent that would cause the closing conditions relating to the accuracy of ESI and Zirkon’s representations and warranties and ESI and Zirkon’s performance of their material obligations under the merger agreement not to be satisfied and such breach was not cured within 30 business days of receipt by ESI and Zirkon of written notice of such breach (provided that the right to terminate the merger agreement by Zygo shall not be available to Zygo if Zygo is at that time in material breach of the merger agreement), (b) ESI’s board of directors withdrew or modified its recommendation in a manner adverse to Zygo or (c) ESI’s board of directors recommended, accepted or agreed to a takeover proposal;

•

at any time prior to the effective time of the merger in order to enter into an agreement relating to a superior proposal with respect to Zygo in accordance with certain requirements set forth in the merger agreement, provided that Zygo complied in all material respects with such requirements. For more information about the requirements set forth in the merger agreement regarding superior proposals and takeover proposals, see “No Solicitation; Changes in Recommendation” beginning on page 91;

•

if a tender offer or exchange offer relating to ESI’s common stock is commenced by a third party and ESI fails to send to its stockholders pursuant to Rule 14e-2 promulgated under the Exchange Act, within 10 business days after the commencement of such tender or exchange offer, a statement disclosing that ESI’s board of directors recommends the rejection of such tender offer or exchange offer; or

•

if a takeover proposal with respect to ESI is publicly announced, and ESI’s board of directors fails to issue a press release reaffirming its recommendation in favor of the Share Issuance in connection with the merger within 10 business days after the public announcement of such a takeover proposal at the request of Zygo.

Termination Fees and Expenses

Each party is required to pay the other party a $6.6 million termination fee, referred to herein as the “termination fee,” if the merger agreement is terminated for certain reasons.

If Zygo terminates the merger agreement, ESI will pay the termination fee to Zygo if:

•	ESI’s board of directors withdrew or modified its recommendation in a manner adverse to Zygo;

•	ESI’s board of directors recommended, accepted or agreed to a takeover proposal;

•

a tender offer or exchange offer relating to ESI’s common stock is commenced by a third party and ESI fails to send to its stockholders pursuant to Rule 14e-2 promulgated under the Exchange Act, within 10 business days after the commencement of such tender or exchange offer, a statement disclosing that ESI’s board of directors recommends the rejection of such tender offer or exchange offer;

•

a takeover proposal with respect to ESI is publicly announced, and ESI’s board of directors fails to issue a press release reaffirming its recommendation in favor of the Share Issuance in connection with the merger within 10 business days after the public announcement of such a takeover proposal at the request of Zygo; or

•

(a) ESI breached any of its representations, warranties or obligations under the merger agreement to an extent that would cause the closing conditions relating to the accuracy of ESI’s representations and warranties and ESI’s performance of its material obligations under the merger agreement not to be satisfied and such breach was not cured within 30 business days of receipt by ESI of written notice of such breach, (b) prior to the time of such termination a bona fide takeover proposal was made known to the ESI board of directors and not withdrawn prior to such termination and (c) ESI enters into a definitive agreement with respect to the takeover proposal that is subsequently consummated or a takeover proposal is consummated within 12 months of such termination; provided, however, that for the purpose of this section, all references in the definition of takeover proposal to “20%” shall instead be deemed to refer to a “majority.”

ESI will pay $2 million, plus all documented expenses incurred by Zygo in connection with the merger agreement and the transactions contemplated thereby, if the merger agreement is terminated by either party as a result of the failure to obtain ESI stockholder approval of the Share Issuance. However, if ESI stockholder approval is not approved and ESI enters into a takeover proposal that is subsequently consummated or is consummated within 12 months of the termination of the merger agreement, then ESI will pay the termination fee, less amounts previously paid as a result of the termination (that is, the initial payment of $2 million, plus expenses).

If ESI terminates the merger agreement, Zygo will pay the termination fee to ESI if:

•	Zygo’s board of directors withdrew or modified its recommendation in a manner adverse to ESI;

•	Zygo’s board of directors recommended, accepted or agreed to a takeover proposal;

•

a tender offer or exchange offer relating to Zygo’s common stock is commenced by a third party and Zygo fails to send to its stockholders pursuant to Rule 14e-2 promulgated under the Exchange Act, within 10 business days after the commencement of such tender or exchange offer, a statement disclosing that Zygo’s board of directors recommends the rejection of such tender offer or exchange offer;

•

a takeover proposal with respect to Zygo is publicly announced, and Zygo’s board of directors fails to issue a press release reaffirming its recommendation in favor of the Merger Proposal in connection with the merger within 10 business days after the public announcement of such a takeover proposal at the request of ESI; or

•

(a) Zygo breached any of its representations, warranties or obligations under the merger agreement to an extent that would cause the closing conditions relating to the accuracy of Zygo’s representations and warranties and Zygo’s performance of its material obligations under the merger agreement not to be satisfied and such breach was not cured within 30 business days of receipt by Zygo of written notice of such breach, (b) prior to the time of such termination a bona fide takeover proposal was made known to the Zygo board of directors and not withdrawn prior to such termination and (c) Zygo enters into a definitive agreement with respect to the takeover proposal that is subsequently consummated or a takeover proposal is consummated within 12 months of such termination; provided, however, that for the purpose of this section, all references in the definition of takeover proposal to “20%” shall instead be deemed to refer to a “majority.”

Zygo will pay $2 million, plus all documented expenses incurred by ESI in connection with the merger agreement and the transactions contemplated thereby, if the merger agreement is terminated by either party as a result of the failure to obtain Zygo stockholder approval of the Merger Proposal. However, if Zygo stockholder approval is not approved and Zygo enters into a takeover proposal that is subsequently consummated or is consummated within 12 months of the termination of the merger agreement, then Zygo will pay the termination fee, less amounts previously paid as a result of the termination (that is, the initial payment of $2 million, plus expenses).

Whether or not the merger is completed, all costs and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring those costs or expenses, except that ESI and Zygo will share equally the expenses incurred in connection with seeking approvals under applicable antitrust laws and the printing and mailing of this Prospectus/Proxy Statement.

Effect of Termination

If the merger agreement is terminated as described in “Termination” above, the merger agreement will be void, and there will be no liability or obligation of any party except that:

•	each party will remain liable for fraud or willful material breach in connection with the Agreement or the transactions contemplated by the Agreement; and

•

designated provisions of the merger agreement, including the provisions relating to confidential treatment of information and the allocation of fees and expenses (including, if applicable, the termination fees described below), will survive termination.

Employee Matters

The merger agreement provides that, following completion of the merger, until December 31, 2009, ESI will provide or cause to be provided to Zygo’s employees immediately before the effective time of the merger (a) the same level of base salary or wages as in effect at the effective time of the merger and (b) benefits and arrangements, including bonus or commission plans and opportunities, no less favorable in the aggregate than, at ESI’s election, either (i) similar benefits and arrangements provided by Zygo and its subsidiaries to such employees immediately prior to the effective time of the merger or (ii) similar benefits and arrangements provided to similarly situated ESI employees. Such employees will receive full credit for prior service with Zygo and its subsidiaries for purposes of vesting, eligibility, waiver of preexisting conditions, and determination of benefit levels under ESI’s benefit plans. In addition, for a period of six months following the effective time of the merger, if ESI or its affiliates causes an involuntary termination of such an employee, ESI will pay severance payments and benefits at least as favorable as severance payments and benefits payable under Zygo’s benefit plans immediately prior to the effective time of the merger. ESI will also assume and perform Zygo’s employment and change of control severance agreements for certain individuals named in the merger agreement.

Indemnification and Insurance

The merger agreement provides that from and after the effective time of the merger and to the fullest extent permitted by law, ESI will indemnify Zygo’s directors, officers and employees for any matter existing or occurring, or any acts or omissions occurring, at or prior to the effective time of the merger. The merger agreement also provides that prior to the effective time of the merger, for a period of six years after the effective time of the merger, ESI will cause each person who was covered by Zygo’s directors’ and officers’ liability insurance at the effective time of the merger to be covered with respect to acts or omissions occurring prior to the effective time of the merger by (a) the directors’ and officers’ liability insurance policy maintained by Zygo or (b) “tail” officers’ and directors’ liability insurance policies on terms and conditions no less favorable than Zygo’s existing directors’ and officers’ liability insurance. ESI is not obligated to annually spend more than 250% of the annual premiums paid by Zygo for such insurance at the date the merger agreement was signed.

Amendment; Extension and Waiver

Subject to applicable law and prior to the effective time of the merger, any provision of the merger agreement may be amended or waived by the parties in writing at any time, provided that an amendment made after approval by Zygo’s stockholders of the merger agreement may not (a) alter or change the amount or kind of consideration to be received on conversion of Zygo common stock or (b) change any terms conditions of the merger agreement if such change would adversely affect Zygo’s stockholders in any material respect.

Governing Law

The merger agreement is governed by and will be construed in accordance with the laws of the State of Delaware.

DESCRIPTION OF ESI CAPITAL STOCK

We have summarized below the material terms of ESI’s capital stock that will be in effect if the merger is completed. The following description of the material terms of the capital stock of ESI does not purport to be complete and is qualified in its entirety by reference to the Third Restated Articles of Incorporation, as amended, of ESI, and the 2008 Restated Bylaws, as amended and restated, of ESI, which documents are incorporated by reference as exhibits to the registration statement of which this Prospectus/Proxy Statement is a part and the applicable provisions of the Oregon Business Corporation Act. All references within this section to common stock mean the common stock of ESI unless otherwise noted.

Authorized Capital Stock of ESI

The ESI articles of incorporation provide that the total number of shares of capital stock that may be issued by ESI is 101,000,000, and the designation and the number of authorized shares and the par value of the shares of each class or series is as follows:

Designation	Shares Authorized
Common Stock	100,000,000, no par value

Series A No Par Serial Preferred Stock	300,000, no par value

No Par Serial Preferred Stock (undesignated)	700,000, no par value

Description of ESI Common Stock

Voting Rights

General

Except as otherwise provided by law or as set forth in the ESI articles of incorporation, the ESI common stock and Series A No Par Preferred Stock have general voting power and shall vote together as a single class.

Votes Per Share

On each matter to be voted on by the holders of ESI capital stock, each outstanding share of ESI common stock will be entitled to one vote per share, and each outstanding share of ESI Series A No Par Preferred Stock will be entitled to one hundred votes per share.

Cumulative Voting

Holders of ESI common stock are not entitled to cumulative voting of their shares in elections of directors.

Liquidation Rights

In the event of a voluntary or involuntary liquidation, dissolution or winding up of ESI, the prior rights of ESI’s creditors and the liquidation preference of any No Par Serial Preferred Stock, including Series A No Par Preferred Stock, then outstanding and any declared but unpaid dividends and distributions thereon must first be satisfied. The holders of common stock will be entitled to share in the remaining assets of ESI on a pro rata basis.

Dividends

Shares of ESI common stock are entitled to participate equally in dividends when and as dividends may be declared by the ESI board of directors out of funds legally available for the payment of dividends after funds have been paid or set aside for payment to holders of any No Par Serial Preferred Stock, including Series A No Par Preferred Stock, then outstanding of the full amount of dividends and sinking fund, purchase fund or other retirement payments, if any, to which holders are respectively entitled in preference to the common stock.

Preemptive Rights

No holder of shares of any class or series of capital stock of ESI will have any preemptive right to subscribe for, purchase or otherwise acquire shares of any class or series of capital stock of ESI.

Anti-Takeover Provisions

The Oregon Business Corporation Act, which we refer to as the OBCA, and the ESI articles of incorporation and bylaws contain provisions that could discourage or make more difficult a change in control of ESI, including an acquisition of ESI by means of a tender offer or an acquisition of ESI by means of a proxy contest and removal of ESI’s incumbent officers and directors, without the support of the board of directors of ESI. A summary of these provisions follows.

Election and Removal of Directors

The ESI board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by ESI’s stockholders. Directors may be removed without cause only by the affirmative vote of two-thirds of the voting power of ESI’s capital stock entitled to vote in the election of directors. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of ESI because it generally makes it more difficult for stockholders to replace a majority of the directors.

Stockholder Meetings

Under the ESI bylaws, a special meeting of stockholders may only be called by the ESI board of directors or the chairman of the ESI board of directors and any business conducted at any special meeting will be limited to the purpose or purposes specified in ESI’s notice of meeting. Under the OBCA, holders of at least 10% of the outstanding stock have the right to demand that a special meeting be called.

Requirements for Advance Notification of Stockholder Nominations and Proposals

ESI’s bylaws contain provisions requiring stockholders to give advance written notice to ESI of a proposal or director nomination in order to have the proposal or the nominee considered at an annual meeting of stockholders. The written notice must usually be given not less than 90 nor more than 120 days before the first anniversary of the date of the proxy statement for the preceding year’s annual meeting (or, if the date of the annual meeting is more than 30 days before or more than 70 days after the anniversary date, no earlier than 120 days before the annual meeting and no later than the later of 90 days before the annual meeting or 10 days following the day on which public announcement of the date of the meeting is first made by ESI), and must set forth all information relating to any person whom the stockholder proposes to nominate for election as a director that is required to be disclosed in solicitations or proxies for election of directors pursuant to Regulation 14A under the Exchange Act and Rule 14a-11 thereunder, a brief description of the business desired to be brought before the special meeting, the name and address of the stockholder and of the beneficial owner, the class and number of shares owned beneficially and of record by the stockholder and the beneficial owner, any material interest of the stockholder in such proposal, and certain other information.

Lack of Stockholder Action by Less Than Unanimous Written Consent

ESI’s articles of incorporation do not permit stockholders to act by written consent signed by the minimum number of votes that would be necessary to take such action at a meeting at which all stockholders entitled to vote on the action were present and voted. Therefore, in accordance with the OBCA, stockholder action may be taken only at an annual or a special meeting of stockholders, or by the written consent signed by all of the stockholders entitled to vote on the action.

Undesignated Preferred Stock

ESI’s articles of incorporation authorize the issuance of undesignated or “blank check” preferred stock. The authorization of blank check preferred stock makes it possible for the ESI board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of ESI. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of ESI.

Stockholder Rights Plan

ESI has a stockholder rights plan, pursuant to which it declared a dividend distribution in May 1999 of one stock purchase right (a “Right”) for each outstanding share of common stock, payable to holders of record on June 4, 1999. Under certain conditions, each Right may be exercised to purchase 1/100 of a share of Series A No Par Serial Preferred Stock at a purchase price of $270, subject to adjustment. The Rights are not presently exercisable and will only become exercisable following the occurrence of certain specified events. Generally, the Rights become exercisable after a person or group acquires or commences a tender offer that would result in beneficial ownership of 15% or more of outstanding common stock. In addition, the Rights become exercisable if any party becomes a beneficial owner of 10% or more of outstanding common stock and is determined by the board of directors to be an adverse party. If a person or group acquires 15% of outstanding common stock or the board of directors declares a person to be an adverse party, each Right will be adjusted to entitle its holder to receive, upon exercise, common stock, or, in certain circumstances, other assets of ESI having a value equal to twice the exercise price of the Right. If, after the Rights become exercisable, ESI is acquired in a merger or other business combination, each Right will be adjusted to entitle its holder to receive, upon exercise, common stock of the acquiring company having a value equal to twice the exercise price of the Right, depending on the circumstances. The Rights expire on May 7, 2009 and may be redeemed by us for $0.001 per Right. The Rights do not have voting or dividend rights and, until they become exercisable, have no dilutive effect on ESI’s earnings. The existence of the stockholder rights plan may impede a takeover of ESI not supported by the ESI board of directors, including a takeover that may be desired by a majority of its stockholders or involving a premium over the prevailing stock price.

Fair Price Provisions

ESI’s articles of incorporation contain fair price provisions that generally require a vote of two-thirds of stockholders entitled to vote for the approval of specified transactions involving ESI and a “Related Person,” or an entity controlled by or under common control with a Related Person. A Related Person is a party that, together with its affiliates and associates, “beneficially owns” 25% or more of ESI’s outstanding voting shares. A Related Person is defined to include persons acting as a group. The transactions requiring a two-thirds vote include:

•	mergers, consolidations and plans of exchange;

•	any sale, lease, exchange, transfer or disposition of 15% or more of ESI’s property or assets to a Related Person;

•	any recapitalization of ESI that increases voting power of the Related Person;

•	any issuance, sale or exchange of securities of ESI to a Related Person;

•	any issuance, sale, exchange or other disposition of securities of ESI by ESI or by any entity controlled by or under common control with ESI; and

•	any liquidation, spin-off, split-up or dissolution of ESI.

The two-thirds voting requirement does not apply if:

•

the directors who are in place as of August 22, 1983, or directors approved by a majority of those in place as of August 22, 1983 or continuing directors, (i) approve, in advance, the acquisition of shares making the Related Person a Related Person, or (ii) expressly approve of the business transaction in question; or

•	the consideration received by stockholders in the transaction is not less than the highest price paid by the Related Person for any of its voting shares within the previous two years.

Oregon Business Combination Act

As a publicly held Oregon corporation, ESI is governed by the Oregon Business Combination Act. This law, summarized below, affects a person’s ability to acquire control of ESI.

The Oregon Business Combination Act generally provides that if a person or entity acquires 15% or more of the voting stock of ESI, the corporation and the stockholder, or any affiliated entity of the stockholder, may not engage in some business combination transactions for three years following the date the person acquired 15% or more of ESI’s voting stock. Business combination transactions for this purpose include:

•	a merger or plan of share exchange;

•	any sale, lease, mortgage or other disposition of 10% or more of ESI’s assets; and

•	some transactions that result in the issuance of ESI’s capital stock to the stockholder.

These restrictions under the Oregon Business Combination Act do not apply if:

•

the stockholder, as a result of the transaction in which it acquired 15% or more of ESI’s voting stock, owns at least 85% of ESI’s outstanding voting stock, disregarding shares owned by ESI’s directors who are also officers and shares owned by some employee benefit plans;

•	ESI’s board of directors approves the share acquisition or business combination before the stockholder acquires 15% or more of ESI’s voting stock; or

•

ESI’s board of directors and the holders of at least two-thirds of ESI’s outstanding voting stock, other than shares owned by the stockholder, approve the transaction after the stockholder acquires 15% or more of ESI’s voting stock.

Although a corporation may elect not to be governed by the Oregon Business Combination Act by amendment to its articles of incorporation or bylaws, ESI has not made such an election.

Oregon Control Share Act

As a publicly held Oregon corporation, ESI is governed by the Oregon Control Share Act, which regulates the process by which a person may acquire control of an Oregon corporation with 100 or more stockholders without the consent and cooperation of the board of directors. The law restricts the ability to vote shares of stock acquired in a transaction that causes the acquiring person to control at least one-fifth, one-third or one-half of the votes entitled to be cast in the election of directors. Shares acquired in a control share acquisition have no voting rights except as authorized by a vote of the stockholders.

Although a corporation may elect not to be governed by the Oregon Control Share Act by amendment to its articles of incorporation or bylaws, ESI has not made such an election.

Amendment of Charter Provisions

Any amendment to the bylaw provisions described above relating to the election and removal of directors, stockholder meetings and requirements for advance notification of stockholder nominations and proposals requires a vote of 75% of the common stock, which is the vote required for the stockholders to amend any bylaw of the corporation. Any amendment to ESI’s articles of incorporation to permit stockholder action by less than unanimous written consent, to elect not to be governed by the Oregon Business Combination Act, or to elect not to be governed by the Oregon Control Share Act would require a vote of a majority of ESI’s outstanding capital stock. Any amendment to or repeal of the fair price provisions of ESI’s articles of incorporation would require the vote of two-thirds of the outstanding shares of capital stock of the corporation. The stockholder’s rights can be amended by the board of directors of the company, subject to certain restrictions, and generally cannot be amended, supplemented or repealed by the stockholders.

Description of ESI Preferred Stock

Preferred stock may be issued from time to time in one or more series, each of which is to have the voting powers, designation, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as are stated and expressed in the ESI certificate of incorporation, or in a resolution or resolutions providing for the issue of that series adopted by the board of directors.

The board of directors has the authority to create one or more series of No Par Serial Preferred Stock and, with respect to each series, to fix or alter as permitted by law, among other things:

•	the number of shares and the distinctive designation of the series;

•	the voting power, if any;

•	dividend rights;

•	redemption rights;

•	liquidation preferences;

•	conversion rights; and

•	any other relative rights, preferences and limitations.

The board of directors has created one series of No Par Serial Preferred Stock that it has designated Series A No Par Preferred Stock. The Series A No Par Preferred Stock may only be issued in connection with ESI’s stockholder rights plan (see “Comparison of Rights of Stockholders of ESI and Zygo – Stockholder Rights Plans” beginning on page 113). The Series A No Par Preferred Stock is entitled to 100 votes for each share and shall vote together with any other series of preferred stock and the common stock as a single class on any matters submitted to the stockholders. Holders of Series A No Par Preferred Stock are entitled to receive, when and as declared by the board of directors, dividends in an amount per share equal to 100 multiplied by the aggregate per share amount of all cash dividends. Upon any liquidation, dissolution or winding up of the corporation, holders of the Series A No Par Preferred Stock are entitled to receive 100 multiplied by the per share amount to be distributed to the holders of common stock, plus an amount equal to declared and unpaid dividends and distributions prior to distributions being made to holders of common stock.

COMPARISON OF RIGHTS OF STOCKHOLDERS OF ESI AND ZYGO

Zygo is a Delaware corporation and is governed by the Delaware General Corporation Law (the “DGCL”). ESI is an Oregon corporation and is governed by the Oregon Business Corporation Act. Upon completion of the merger, Zygo’s stockholders will become ESI stockholders. The size of the board of directors of ESI will be increased immediately prior to the merger to 11 directors. The rights of the former Zygo stockholders and the ESI stockholders will be governed by the OBCA and the Third Restated Articles of Incorporation, as amended, of ESI and the 2008 Restated Bylaws, as amended, of ESI, as such charter documents may be further amended.

The following description summarizes the material differences that may affect the rights of the stockholders of ESI and Zygo, but is not a complete statement of all those differences, or a complete description of the specific provisions referred to in this summary. Stockholders should read carefully the relevant provisions of the DGCL and OBCA and the respective certificate of incorporation, articles of incorporation, and bylaws of ESI and Zygo. For more information on how to obtain the documents that are not attached to this Prospectus/Proxy Statement, see “Where You Can Find More Information” beginning on page 236.

Capitalization

ESI

The total number of shares of all classes of capital stock authorized under ESI’s articles of incorporation, as in effect prior to the merger, is 101,000,000, which is divided into:

•	100,000,000 shares of common stock, without par value; and

•	1,000,000 shares of No Par Serial Preferred Stock, without par value, 300,000 of which are designated Series A No Par Preferred Stock.

Zygo

The total number of shares of all classes of capital stock authorized under Zygo’s Restated Certificate of Incorporation, as amended, is 40,000,000 shares, all of which are shares of common stock, par value $0.10 per share.

Voting Rights

ESI

The holders of ESI common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Shares of Series A No Par Preferred Stock would be entitled to vote 100 votes per share on all matters to be voted on by the stockholders.

Zygo

Each holder of Zygo common stock is entitled to one vote per share of stock held of record by such holder on all matters on which stockholders generally are entitled to vote.

Stockholder Action by Written Consent

Oregon Corporation Law

The OBCA allows action to be taken by stockholders by written consent to be made by all of the holders entitled to vote on the action, unless the articles of incorporation provide that action may be taken without a meeting by written consent of the stockholders having not less than the minimum number of votes that would be necessary to take such action at a meeting at which all stockholders entitled to vote on the action were present and voted.

ESI

ESI’s articles of incorporation do not permit action to be taken without a meeting by written consent of the stockholders having fewer than all shares entitled to vote on the action.

Delaware Corporation Law

The DGCL allows action to be taken by stockholders by written consent to be made by the holders of the minimum number of votes that would be needed to approve a matter at an annual or special meeting of stockholders, unless this right to act by written consent is denied in the certificate of incorporation.

Zygo

Zygo’s certificate of incorporation does not deny the right to act by written consent of the stockholders.

Dividends

Oregon Corporation Law

The OBCA permits a corporation to declare and pay dividends only if, after giving effect to the distribution, in the judgment of the board of directors, the corporation would be able to pay its debts as they become due in the usual course of business and the corporation’s total assets would at least equal the sum of its total liabilities plus, unless the articles of incorporation permit otherwise, the amount that would be needed if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution.

ESI

ESI’s articles of incorporation permit the board of directors to declare and pay dividends out of any assets legally available for the payment of dividends.

Delaware Corporation Law

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Zygo

Zygo’s certificate of incorporation permits the board of directors to declare and pay dividends out of any assets legally available for the payment of dividends.

Number, Election, Vacancy and Removal of Directors

Oregon Corporation Law

Unless otherwise provided by the corporation’s articles of incorporation, the stockholders or a majority of the directors in office can fill any vacancy or newly created directorship. Except where the board of directors is classified or the certificate of incorporation provides for cumulative voting, a director may be removed with or without cause by a majority of the shares entitled to vote at an election of the directors only at a meeting called for the purpose of removing the director.

ESI

ESI’s board of directors currently consists of 10 members. ESI’s bylaws currently provide that the number of directors shall be not less than six and no more than 13. Generally, directors are elected by the holders of a plurality of the voting power of stockholders present in person or represented by proxy and entitled to vote at the annual meeting of stockholders. Any vacancy on the board of directors that results from an increase in the number of directors or otherwise may be filled by a majority of the directors then in office, even if less than a quorum is present, or by a sole remaining director. Any such directorship not so filled by the directors shall be filled by election at the next annual meeting of stockholders called for that purpose.

The board of directors of ESI is divided into three classes, designated as Class I, Class II and Class III, with each class consisting, as nearly as possible, of one-third of the total number of directors, and each class up for reelection once every third year. Each directors holds office until the annual meeting for the year in which his or her term expires and until his or her successor is elected and qualified. All holders of ESI capital stock are entitled to vote in the election of directors with the number of votes specified above in the paragraph titled “Voting Rights.” ESI stockholders are not entitled to cumulative voting rights in the election of directors. Directors may be removed for cause as provided in the OBCA. Directors may be removed without cause only by the affirmative vote of the holders of not less than two-thirds of the shares entitled to vote at an election of directors.

ESI has agreed to increase the size of its board of directors to 11 members following the merger, and, prior to completion of the merger, ESI’s bylaws shall be amended to provide that the number of directors shall be no less than six and no more than 13, as determined from time to time by amendment to the bylaws. For a discussion of the governance structure after the merger, see “The Merger Agreement—Directors and Executive Management Following the Merger” on page 82.

Delaware Corporation Law

Unless otherwise provided by the DGCL or the corporation’s certificate of incorporation, a majority of the directors in office can fill any vacancy or newly created directorship. Except where the board of directors is classified or the certificate of incorporation provides for cumulative voting, a director may be removed with or without cause by a majority of the shares entitled to vote at an election of the directors.

Zygo

Zygo’s board of directors currently consists of 10 members. Zygo’s bylaws provide that the number of directors shall be not less than three or more than 11, as determined from time to time by the board of directors, all of which are elected annually. Each director holds office until his or her successor is elected and qualified or until his or her earlier death, resignation or removal. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum.

For a discussion of the governance structure after the merger, see “The Merger Agreement—Directors and Executive Management Following the Merger” on page 82.

Amendments to Articles or Certificate of Incorporation and Bylaws

Oregon Corporation Law

Under the OBCA, an amendment to the articles of incorporation requires that the board of directors adopt a resolution setting forth the proposed amendment and directing that it be submitted to a vote at a meeting of stockholders, which may be either an annual or a special meeting. Unless the OBCA, articles of incorporation or board of directors requires a greater vote or a vote by voting groups, the amendment to be adopted must be approved by a majority of the stockholders entitled to vote on the amendment. Any proposed amendment to the articles of incorporation that would increase or decrease the authorized shares of a class of stock; change the designation, rights, preferences or limitations of all or part of the shares of a class of stock; create a new class of shares having rights or preferences with respect to distributions or dissolution that are prior, superior or substantially equal to the shares of a class; or affect a class of stock in certain other ways enumerated by the OBCA, requires approval of the holders of a majority of the outstanding shares of the affected class, voting as a separate voting group, in addition to the approval of a majority of the shares entitled to vote on that proposed amendment. If any proposed amendment would affect a series of a class of stock in any of the ways described in the preceding sentence, then the shares of such series affected by the proposed amendment are entitled to vote as a separate voting group on the proposed amendment; provided, however, that if a proposed amendment would affect two or more series in the same or a substantially similar way, the shares of all the series so affected must vote together as a single voting group on the proposed amendment.

Under the OBCA, the board of directors may amend or repeal the corporation’s bylaws unless the articles of incorporation or the OBCA reserves this power exclusively to the stockholders in whole or in part, or the stockholders in amending or repealing a particular bylaw provide expressly that the board of directors may not amend or repeal that bylaw. A corporation’s bylaws may also be amended or repealed by the stockholders.

ESI

ESI’s articles of incorporation require the approval of not less than two-thirds of the voting power of all of the outstanding shares of capital stock of ESI entitled to vote in the election of directors to amend or repeal the following articles:

•	Article IV (regarding removal of directors without cause), and

•	Article VIII (regarding fair price in a business combination with related persons).

ESI’s articles of incorporation and bylaws provide that ESI’s bylaws may be amended or repealed, and new bylaws may be adopted, by the board of directors or the stockholders; provided, however, that the bylaws may not be adopted, altered, amended or repealed in any respect by the stockholders unless such action is approved by the holders of at least 75% of the outstanding common stock of ESI. Amendment of these provisions in the articles of incorporation and bylaws requires approval of holders of at least 75% of the outstanding common stock of ESI.

Delaware Corporation Law

Under the DGCL, an amendment to the certificate of incorporation requires that the board of directors approve the amendment, declare it advisable and submit it to stockholders for adoption. Such amendment must be adopted by a majority in voting power of all issued and outstanding shares and any greater vote required by the certificate of incorporation. Except in limited circumstances, any proposed amendment to the certificate of incorporation that would increase or decrease the authorized shares of a class of stock, increase or decrease the par value of the shares of a class of stock, or alter or change the powers, preferences or special rights of the shares of a class of stock (so as to affect them adversely) requires approval of the holders of a majority of the outstanding shares of the affected class, voting as a separate class, in addition to the approval of a majority of the shares entitled to vote on that proposed amendment. If any proposed amendment would alter or change the powers, preferences or special rights of any series of a class of stock so as to affect them adversely, but does not affect the entire class, then only the shares of the series affected by the proposed amendment are considered a separate class for purposes of the immediately preceding sentence.

Zygo

Zygo’s certificate of incorporation does not contain any special provisions regarding approval of amendments to the certificate of incorporation.

Zygo’s certificate of incorporation provides that the board of directors is expressly authorized to make, alter or repeal the bylaws of Zygo. Zygo’s bylaws provide that the board of directors may alter, amend, repeal or adopt new bylaws at any regular or special meeting of the board of directors, and the stockholders may also alter, amend, repeal or adopt new bylaws by a vote of the majority in interest of the stockholders represented and entitled to vote upon the election of directors, at any meeting at which a quorum is present.

Notice of Certain Stockholder Actions

ESI

ESI’s bylaws contain provisions requiring stockholders to give advance written notice to ESI of a proposal or director nomination in order to have the proposal or the nominee considered at an annual meeting of stockholders. The written notice must usually be given not less than 90 nor more than 120 days before the first anniversary of the date of the proxy statement for the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is more than 30 days before or more than 70 days after the anniversary date, notice by the stockholder must be delivered no earlier than 120 days before the annual meeting and no later than the later of 90 days before the annual meeting or 10 days following the day on which public announcement of the date of the meeting is first made by ESI.

Zygo

Neither Zygo’s certificate of incorporation nor its bylaws contain special provisions regarding advance stockholder notice for proposals or director nominees.

Special Stockholder Meetings

Oregon Corporation Law

Under the OBCA, a special meeting of a corporation’s stockholders may be called by the board or by any other person authorized by the corporation’s articles of incorporation or bylaws. A special meeting may also be called if the holders of at least 10% of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting sign, date and deliver to the corporation’s secretary one or more written demands for the meeting describing the purpose or purposes for which it is to be held. The articles of incorporation may fix a lower percentage or a higher percentage not exceeding 25% of all the votes entitled to be cast on any issue proposed to be considered. Generally, all stockholders of record entitled to vote must receive notice of stockholder meetings not less than 10 nor more than 60 days before the date of the stockholder meeting.

ESI

ESI’s articles of incorporation do not fix a different stockholder ownership level for stockholder demands for special meetings. ESI’s bylaws provide that special meetings may be called by the chairman of the board or the board of directors. Under ESI’s bylaws, any business conducted at a special meeting will be limited to the purpose or purposes specified in the notice of the meeting.

Delaware Corporation Law

Under the DGCL, a special meeting of a corporation’s stockholders may be called by the board of directors or by any other person authorized by the corporation’s certificate of incorporation or bylaws. Generally, all stockholders of record entitled to vote must receive notice of stockholder meetings not less than 10 nor more than 60 days before the date of the stockholder meeting.

Zygo

Under Zygo’s bylaws, special meetings of stockholders or of any class or series thereof entitled to vote may be called by the board of directors, the chairman of the board of directors or the president of the corporation, or at the request in writing by stockholders of record owning at least 30% of the issued and outstanding shares of common stock of the corporation, or of any class thereof in respect to a meeting of a class of stockholders.

Limitation of Personal Liability of Directors and Indemnification

Oregon Corporate Law

The OBCA provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for conduct as a director, provided that no such provision shall eliminate or limit the liability of a director for any breach of the director’s duty of loyalty to the corporation or its stockholders, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, any distribution that is unlawful under the OBCA and any transaction from which the director derived an improper personal benefit.

The OBCA provides that a corporation may indemnify an individual made a party to a proceeding because the individual is or was a director against liability incurred in the proceeding if the conduct of the individual was in good faith; the individual reasonably believed that the individual’s conduct was in the best interests of the corporation, or at least not opposed to its best interests; and in the case of any criminal proceeding, the individual had no reasonable cause to believe the individual’s conduct was unlawful. Furthermore, the OBCA provides that, unless limited by its articles of incorporation, a corporation must indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director was a party because of being a director of the corporation against reasonable expenses incurred by the director in connection with the proceeding. A corporation may not indemnify a director in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in connection with any other proceeding charging improper personal benefit to the director in which the director was adjudged liable on the basis that personal benefit was improperly received by the director.

The OBCA further provides that a corporation may pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of final disposition of the proceeding if the director furnishes the corporation a written affirmation of the director’s good faith belief that the director has met the standard of conduct described in the OBCA and the director furnishes a written undertaking to repay the advance if it is ultimately determined that the director did not meet the standard of conduct.

The OBCA further provides that a corporation may purchase and maintain insurance on behalf of an individual against liability asserted against or incurred by the individual who is or was a director, officer, employee or agent of the corporation or who, while a director, officer, employee or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The corporation may purchase and maintain the insurance even if the corporation has no power to indemnify the individual against the same liability under the OBCA.

ESI

Article X of ESI’s articles of incorporation provides that no director of the corporation shall be personally liable to the corporation or its stockholders for monetary damages for conduct as a director, provided that such article shall not eliminate the liability of a director for any act or omission for which such elimination of liability is not permitted under the OBCA, as the same may be amended or supplemented from time to time.

Article VII of ESI’s articles of incorporation and ESI’s bylaws provide that the corporation shall indemnify to the fullest extent then permitted by law any person who is made, or threatened to be made, a party to an action, suit or proceeding, whether civil, criminal, administrative, investigative or otherwise (including an action, suit or proceeding by or in the right of the corporation) by reason of the fact that the person is or was a director or officer of the corporation or a fiduciary within the meaning of the Employee Retirement Income Security Act of 1974 with respect to any employee benefit plan of the corporation, or services or served at the request of the corporation as a director or officer, or as a fiduciary of an employee benefit plan, of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees), amounts paid in settlement, judgments, penalties and fines reasonably and actually incurred in connection therewith. ESI’s bylaws provide that the corporation may pay for or reimburse the reasonable expenses incurred by any current or former director, officer or employee in such proceeding in advance of the final disposition of the proceeding if the person sets forth in writing (a) the person’s good faith belief that the person is entitled to indemnification under ESI’s bylaws and (b) the person’s agreement to repay all advances if it ultimately determined that the person is not entitled to indemnification under ESI’s bylaws.

ESI’s articles of incorporation and bylaws do not contain any special provisions regarding the corporation’s ability or obligation to purchase and maintain liability insurance on behalf of its directors, officers and employees.

Delaware Corporate Law

Section 102(b)(7) of the DGCL provides that a corporation may, in its certificate of incorporation, eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (a) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL (regarding, among other things, the payment of unlawful dividends) or (d) for any transaction from which the director derived an improper personal benefit.

Section 145(a) of the DGCL empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of his service as director, officer, employee or agent of the corporation, or his service, at the corporation’s request, as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, provided that such director or officer had no reasonable cause to believe his conduct was unlawful.

Section 145(b) of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such director or officer is fairly and reasonably entitled to indemnity for such expenses that the court shall deem proper.

Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in section 145(a) or 145(b) of the DGCL or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith, provided that indemnification provided for by section 145 of the DGCL or granted pursuant thereto shall not be deemed exclusive of any other rights to which the indemnified party may be entitled.

Section 145(e) of the DGCL empowers a corporation to pay expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized by section 145(e).

Section 145(g) of the DGCL empowers a corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under section 145 of the DGCL.

Zygo

Article VIII of Zygo’s certificate of incorporation provides that no director of the corporation shall be personally liable to the corporation or its stockholders for monetary damages for conduct as a director, provided that such article shall not limit the liability of a director to an extent greater than permitted under section 102(b)(7) of the DGCL, as the same may be amended or supplemented from time to time.

Article VIII of Zygo’s certificate of incorporation further provides that Zygo shall, to the fullest extent permitted by section 145 of the DGCL, as the same may be amended and supplemented from time to time, indemnify any and all persons whom it shall have the power to indemnify under section 145 from and against any and all of the expenses, liabilities or other matters referred to in or covered by section 145. Article VIII of Zygo’s certificate of incorporation further provides that the indemnification provided for therein shall not be deemed exclusive of any other right to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, regarding actions taken in their official capacity or otherwise. Such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators.

Zygo’s bylaws provide that the corporation shall indemnify any person under the same circumstances in which Section 145 of the DGCL empowers the corporation to do so and further provide that the board of directors of Zygo shall have the power to indemnify any person within any of the categories described in Section 145(a) of the DGCL against any loss, liability, or expense (including attorneys’ fees, fines, judgments, and amounts paid in settlement) arising out of his service in any such category, unless such indemnity is prohibited by laws applicable to Zygo, and shall have such power regardless of whether such indemnity is authorized by Section 145 of the DGCL.

Zygo’s bylaws further provide that Zygo shall pay for expenses incurred in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he or she is entitled to be indemnified by the corporation as authorized by Zygo’s bylaws.

Zygo’s bylaws further provide that the corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him or her against such liability under Zygo’s bylaws.

Commission Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling ESI or Zygo pursuant to the foregoing provisions, ESI and Zygo have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Mergers, Consolidations and Other Transactions

Oregon Corporation Law

Under the OBCA, the board of directors and the holders of a majority of the outstanding shares entitled to vote must approve a merger, consolidation or sale of all or substantially all of a corporation’s assets. However, unless the corporation provides otherwise in its certificate of incorporation, no stockholder vote of a constituent corporation surviving a merger is required if:

•	the articles of incorporation of the surviving corporation will not differ, except for amendments that do not require stockholder approval under the OBCA;

•

each stockholder of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations and relative rights, immediately after;

•

the number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger, either by the conversion of securities issued pursuant to the merger or by the exercise of rights and warrants issued pursuant to the merger, will not exceed by more than 20% the total number of voting shares of the surviving corporation outstanding immediately before the merger; and

•

the number of participating shares outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger, either by the conversion of securities issued pursuant to the merger or by the exercise of rights and warrants issued pursuant to the merger, will not exceed by more than 20% the total number of participating shares outstanding immediately before the merger.

ESI

ESI’s articles of incorporation contain fair price provisions that generally require a vote of two-thirds of stockholders entitled to vote for the approval of specified transactions involving ESI and a Related Person, or an entity controlled by or under common control with a Related Person. A Related Person is a party that, together with its affiliates and associates, “beneficially owns” 25% or more of ESI’s outstanding voting shares. A Related Person is defined to include persons acting as a group. The transactions requiring a two-thirds vote include:

•	mergers, consolidations and plans of exchange;

•	any sale, lease, exchange, transfer or disposition of 15% or more of ESI’s property or assets to a Related Person;

•	any recapitalization of ESI that increases voting power of the Related Person;

•	any issuance, sale or exchange of securities of ESI to a Related Person;

•	any issuance, sale, exchange or other disposition of securities of ESI by ESI or by any entity controlled by or under common control with ESI; and

•	any liquidation, spin-off, split-up or dissolution of ESI.

Delaware Corporation Law

Under the DGCL, the board of directors and the holders of a majority of the outstanding shares entitled to vote must approve a merger, consolidation or sale of all or substantially all of a corporation’s assets. However, unless the corporation provides otherwise in its certificate of incorporation, no stockholder vote of a constituent corporation surviving a merger is required if:

•	the merger agreement does not amend the constituent corporation’s articles or certificate of incorporation;

•	each share of stock of the constituent corporation outstanding immediately before the merger is to be an identical outstanding or treasury share of the surviving corporation after the merger; and

•

either no shares of common stock of the surviving corporation and no shares, securities or obligations convertible into such stock are to be issued or delivered under the plan of merger, or the authorized unissued shares or the treasury shares of common stock of the surviving corporation to be issued or delivered under the plan of merger plus those initially issuable upon conversion of any other shares, securities or obligations to be issued or delivered under such plan do not exceed 20% of the shares of common stock of such constituent corporation outstanding immediately prior to the effective date of the merger.

Zygo

Neither Zygo’s certificate of incorporation nor its bylaws contains any super-majority voting requirements governing mergers, consolidations, sales of substantially all of the assets, liquidations, reclassifications or recapitalizations.

State Anti-Takeover Statutes

Section 835 of the OBCA and section 203 of the DGCL may, under certain circumstances, make it more difficult for a person who would be an “interested stockholder” (defined generally as a person with 15% or more of a corporation’s outstanding voting stock) to effect a “business combination” (defined generally as mergers, consolidations and certain other transactions, including sales, leases or other dispositions of assets with an aggregate market value equal to 10% or more of the aggregate market value of the corporation) with the corporation for a three-year period. A corporation may under certain circumstances avoid the restrictions imposed by these sections of the OBCA and DGCL. Moreover, a corporation’s certificate of incorporation or bylaws may exclude a corporation from the restrictions imposed by section 203 of the DGCL or section 835 of the OBCA.

The Oregon Control Share Act regulates the process by which a person may acquire control of an Oregon corporation with 100 or more stockholders without the consent and cooperation of the board of directors. The law restricts the ability to vote shares of stock acquired in a transaction that causes the acquiring person to control at least one-fifth, one-third or one-half of the votes entitled to be cast in the election of directors. Shares acquired in a control share acquisition have no voting rights except as authorized by a vote of the stockholders. A corporation’s certificate of incorporation or bylaws may exclude the corporation from the provisions of the Oregon Control Share Act.

ESI

ESI has not opted out of section 835 of the OBCA or the Oregon Control Share Act in its articles of incorporation or bylaws.

Zygo

Zygo has not opted out of section 203 of the DGCL in its certificate of incorporation or its bylaws.

Appraisal Rights

None of the holders of any ESI or Zygo capital stock have appraisal rights in the merger.

Stockholder Rights Plan

ESI renewed its stockholder rights plan in May 1999 and accordingly declared a dividend distribution of one stock purchase right (a “Right”) for each outstanding share of common stock, payable to holders of record on June 4, 1999. On March 1, 2001, the Rights Agreement was amended and restated appointing Mellon Investor Services as the Rights Agent, successor to First Chicago Trust Company of New York. Under certain conditions, each Right may be exercised to purchase 1/100 of a share of Series A No Par Serial Preferred Stock at a purchase price of $270, subject to adjustment. The Rights are not presently exercisable and will only become exercisable following the occurrence of certain specified events. Generally, the Rights become exercisable after a person or group acquires or commences a tender offer that would result in beneficial ownership of 15% or more of outstanding common stock. In addition, the Rights become exercisable if any party becomes a beneficial owner of 10% or more of outstanding common stock and is determined by the board of directors to be an adverse party. If a person or group acquires 15% of outstanding common stock or the board of directors declares a person to be an adverse party, each Right will be adjusted to entitle its holder to receive, upon exercise, common stock, or, in certain circumstances, other assets of ESI having a value equal to twice the exercise price of the Right. If, after the Rights become exercisable, ESI is acquired in a merger or other business combination, each Right will be adjusted to entitle its holder to receive, upon exercise, common stock of the acquiring company having a value equal to twice the exercise price of the Right, depending on the circumstances. The Rights expire on May 7, 2009 and may be redeemed by ESI for $0.001 per Right. The Rights do not have voting or dividend rights and, until they become exercisable, have no dilutive effect on ESI’s earnings. The existence of the stockholder rights plan may impede a takeover of ESI not supported by the ESI board of directors, including a takeover that may be desired by a majority of its stockholders or involving a premium over the prevailing stock price.

Zygo

Zygo does not have a stockholder rights plan in place as of the date of this Prospectus/Proxy Statement.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following unaudited pro forma condensed combined balance sheet and statements of operations are designed to show how the merger of ESI and Zygo might have affected historical financial statement information. The pro forma condensed combined balance sheet as of September 27, 2008 is presented as if the merger had been completed on September 27, 2008, and the pro forma condensed combined statements of operations for the six months ended September 27, 2008 and twelve months ended March 29, 2008 are presented as if the merger had been completed on April 1, 2007. These statements were prepared based on historical financial data reported by ESI and Zygo. Due to a change in ESI’s fiscal year end, ESI’s fiscal year 2008 consisted of a ten-month period beginning June 3, 2007, thus a pro forma twelve-month period ended March 29, 2008 has been derived for ESI for purposes of this pro forma combined statement of operations. We have derived Zygo’s comparative reporting periods based on their quarterly reported financial data.

The following should be read in connection with this section:

•	Accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Statements;

•

Separate unaudited historical consolidated financial statements of ESI as of and for the six months ended September 27, 2008, included in ESI’s quarterly report on Form 10-Q for the six months September 27, 2008, incorporated by reference into this document;

•

Separate audited historical consolidated financial statements of ESI as of and for the fiscal year ended March 29, 2008, included in ESI’s annual report on Form 10-K for the fiscal year ended March 29, 2008, incorporated by reference into this document;

•	Separate unaudited historical consolidated financial statements of Zygo as of and for the three months ended September 30, 2008, included in “Zygo Financial Information” beginning on page 165;

•	Separate audited consolidated financial statements of Zygo as of and for the fiscal year ended June 30, 2008, included in “Zygo Financial Information” beginning on page 165.

The unaudited pro forma condensed combined financial data is presented for illustrative purposes only and is not necessarily indicative of the financial condition or results of operations of future periods or the financial condition or results of operations that actually would have been realized had the entities been a single company during these periods. The pro forma adjustments are based upon available information and certain assumptions that ESI believes are reasonable.

The unaudited pro forma condensed combined financial statements do not include any adjustments for:

•	Integration activities, as management is in the process of making these assessments and estimates of these costs are not currently known, or

•	Operating efficiencies or cost savings.

Liabilities ultimately may be recorded for severance costs for Zygo employees, costs of vacating some facilities of Zygo, or other costs associated with exiting activities of Zygo that would affect the pro forma condensed combined financial statements. Any such liabilities would be recorded as an adjustment to the purchase price and an increase in goodwill. Since the final value associated with stock-based compensation will be calculated at the effective date of the merger, the amount allocated to this item could change materially depending on the price of ESI common stock or the number of Zygo unvested options, restricted stock awards and restricted stock units outstanding as of the effective time of the merger.

The merger will be accounted for under the purchase method of accounting in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations” as it is expected to close in ESI’s fourth fiscal quarter. Under the purchase method of accounting, the total estimated purchase price, calculated as described in Note 1 to these unaudited pro forma condensed combined financial statements, is allocated to the net tangible and intangible assets of Zygo based on their estimated fair values. Management has made a preliminary allocation of the estimated purchase price to the tangible and intangible assets acquired and liabilities assumed based on various preliminary estimates. A final determination of these estimated fair values, which cannot be made prior to the completion of the merger, will be based on the actual net tangible and intangible assets of Zygo that exist as of the date of completion of the merger. If the merger closes after March 28, 2009, ESI will be required to account for the merger in accordance with Statement of Financial Accounting Standards No. 141 (Revised 2007), “Business Combinations,” which may have a material impact on the amounts recorded.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Six Months Ended September 27, 2008

(In thousands, except per share data)	Historical		Pro forma Adjustments		Pro forma Combined
	ESI	Zygo
Net sales	$113,634	$86,889	$—		$200,523
Cost of sales	67,271	48,502	444	(n)	116,217

Gross profit	46,363	38,387	(444)		84,306
Operating expenses:
Selling, service and administration	30,323	22,367	(1,585	)(o)	51,105
Research, development and engineering	18,550	12,518	—		31,068

Total operating expenses	48,873	34,885	(1,585)		82,173

Operating (loss) income	(2,510)	3,502	1,141		2,133
Other-than-temporary impairment of auction rate investments	(10,475)	(60)	—		(10,535)
Interest and other income, net	1,977	103	—		2,080

(Loss) income before income taxes and minority interest	(11,008)	3,545	1,141		(6,322)
(Benefit from) provision for income taxes	(4,141)	1,361	416	(p)	(2,364)
Minority interest	—	(628)	—		(628)

Net (loss) income	$(6,867)	$1,556	$725		$(4,586)

Net (loss) income per share:
Net (loss) income per share—basic	$(0.25)	$0.09			$(0.10)

Net (loss) income per share—diluted	$(0.25)	$0.09			$(0.10)

Weighted average number of shares—basic	27,072	16,753			44,215

Weighted average number of shares—diluted	27,072	17,147			44,215

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Twelve Months Ended March 29, 2008

(In thousands, except per share data)	Historical		Pro forma Adjustments		Pro forma Combined
	ESI	Zygo
Net sales	$313,546	$157,083	$—		$470,629
Cost of sales	172,245	94,622	1,452	(n)	268,319

Gross profit	141,301	62,461	(1,452)		202,310
Operating expenses:
Selling, service and administration	62,200	34,301	1,842	(o)	98,343
Research, development and engineering	42,746	22,752	—		65,498
Write-off of in-process research and development	2,800	—	—		2,800

Total operating expenses	107,746	57,053	1,842		166,641

Operating (loss) income	33,555	5,408	(3,294)		35,669
Other-than-temporary impairment of auction rate investments	—	(291)	—		(291)
Interest and other income, net	8,332	3,000	—		11,332

(Loss) income before income taxes and minority interest	41,887	8,117	(3,294)		46,710
(Benefit from) provision for income taxes	15,999	2,871	(1,202	)(p)	17,668
Minority interest	—	(1,250)	—		(1,250)

Net (loss) income	$25,888	$3,996	$(2,092)		$27,792

Net (loss) income per share:
Net (loss) income per share—basic	$0.92	$0.23			$0.60

Net (loss) income per share—diluted	$0.91	$0.22			$0.59

Weighted average number of shares—basic	28,126	17,665			46,203

Weighted average number of shares—diluted	28,520	18,033			46,973

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of September 27, 2008

(In thousands)	Historical		Pro forma Adjustments
	ESI	Zygo	Zygo Acquisition		Other Adjustments		Pro forma Combined
ASSETS
Current Assets:
Cash and cash equivalents	$147,043	$30,433	$(9,485	)(a)	$—		$167,991
Investments	5,103	19,110	—		—		24,213

Total cash and investments	152,146	49,543	(9,485)		—		192,204
Trade receivables, net	49,204	28,615	—		(32	)(l)	77,787
Inventories	92,263	40,604	17,996	(b)	—		150,863
Shipped systems pending acceptance	1,385	—	—		—		1,385
Deferred income taxes, net	14,761	9,579	(6,566	)(c)	—		17,774
Other current assets	7,623	3,547	—		—		11,170

Total current assets	317,382	131,888	1,945		(32)		451,183
Non-current investments	9,125	2,742	—		—		11,867
Property, plant and equipment, net	45,888	36,327	(12,495	)(d)	—		69,720
Deferred income taxes, net	8,098	11,245	(8,732	)(e)	—		10,611
Goodwill	12,728	—	—		—		12,728
Acquired intangible assets, net	8,950	8,951	27,234	(f)	—		45,135
Other assets	35,659	995	—		—		36,654

Total assets	$437,830	$192,148	$7,952		$(32)		$637,898

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$10,623	$10,095	$—		$(32	)(m)	$20,686
Accrued liabilities	21,379	13,685	—		—		35,064
Deferred revenue	11,219	217	—		—		11,436
Deferred income taxes	—	30	—		—		30

Total current liabilities	43,221	24,027	—		(32)		67,216
Non-current liabilities
Income taxes payable	8,458	1,908	—		—		10,366
Other long-term liabilities	—	702	—		—		702
Minority Interest	—	2,120	—		—		2,120
Commitments and Contingencies
Stockholders’ Equity:
Preferred stock	—	—	—		—		—
Common stock	131,064	1,891	175,734	(g)	—		308,689
Additional paid-in capital	—	153,976	(153,976	)(h)	—		—
Retained earnings	255,268	33,017	(39,299	)(i)	—		248,986
Accumulated other comprehensive (loss) gain	(181)	14	(14	)(j)	—		(181)

	386,151	188,898	(17,555)		—		557,494
Less: treasury stock	—	25,507	(25,507	)(k)	—		—

Total stockholders’ equity	386,151	163,391	7,952		—		557,494

Total liabilities and stockholders’ equity	$437,830	$192,148	$7,952		$(32)		$637,898

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

1. Basis of Presentation

On October 16, 2008, ESI announced that it had entered into a definitive agreement with Zygo under which ESI will merge with Zygo in an all stock transaction. Zygo is a worldwide supplier of optical metrology instruments, precision optics, and electro-optical design and manufacturing services, serving customers in the semiconductor capital equipment and industrial markets.

Under the terms of the merger agreement, Zygo stockholders will receive 1.0233 shares of ESI common stock for each share of Zygo common stock in a transaction that is intended to be tax free. The actual number of shares of ESI common stock to be issued will be determined based on the actual number of shares of Zygo common stock outstanding immediately prior to the completion of the merger. The average market price per share of ESI common stock of $9.93 used to determine the total purchase price for the unaudited pro forma condensed combined financial statements was determined based on the average closing price of ESI’s common stock for the 5 trading days surrounding the announcement date (October 16, 2008). Upon closing, ESI will issue approximately 17.6 million shares on a diluted basis to complete the transaction, resulting in approximately 40% Zygo stockholder ownership of the combined company.

Under the terms of the merger agreement, certain outstanding Zygo stock options having a per share exercise price not more than $40 prior to the effective time of the merger will cease to represent a right to acquire Zygo common stock and will be assumed by ESI and converted automatically into an option to purchase shares of ESI common stock. The number of ESI shares underlying each converted option will be equal to the number of Zygo shares underlying the Zygo option multiplied by the 1.0233 exchange ratio and rounded down to the nearest whole share. Based on the number of Zygo stock options outstanding at September 30, 2008 and an estimated five-day average closing price of ESI common stock of $9.93, without taking into account the Zygo stock options that will be cancelled in connection with the merger, ESI would convert options to purchase approximately 1.4 million shares of ESI common stock. The actual number of ESI stock options into which Zygo common stock options will be converted will be determined based on the actual number of Zygo stock options outstanding at the completion of the merger. The fair value of the outstanding options was determined using a Black-Scholes valuation model with the following weighted-average assumptions: volatility of 35.7%, risk-free interest rate of 1.75%, average remaining expected life of 2.5 years and dividend yield of zero.

In addition, at the effective time of the merger, each restricted stock unit of Zygo representing the right to receive, in the future, shares of Zygo common stock which is outstanding at the time the merger is effective will cease to represent a right to receive upon settlement shares of Zygo common stock and will be assumed by ESI and converted automatically into a right to receive upon settlement shares of ESI common stock. Each converted restricted stock unit will be converted into the right to receive, in the future, shares of ESI common stock in an amount equal to the number of shares of Zygo common stock subject to such restricted stock unit immediately prior to completion of the merger multiplied by the 1.0233 exchange ratio applicable to the conversion of shares of Zygo common stock into shares of ESI common stock (rounded down to the nearest whole share). The actual number of Zygo restricted stock units converted into shares of ESI common stock will be determined based on the actual number of Zygo restricted stock units outstanding at the completion of the merger.

The preliminary estimated purchase price of Zygo is as follows (in thousands):

Value of ESI shares issued	$175,142
Estimated fair value of options assumed and restricted common stock and units exchanged	2,483
Direct transaction costs	3,785

Total preliminary estimated purchase price	$181,410

ESI’s management has made a preliminary allocation of the Zygo estimated purchase price to the tangible and intangible assets acquired and liabilities assumed based on various estimates. The allocation of the estimated purchase price is preliminary pending finalization of the various estimates and analyses. Since these unaudited pro forma condensed combined financial statements have been prepared based on preliminary estimates of purchase consideration and fair values attributed to the acquisition, the actual amounts recorded for the acquisition may differ from the information presented. The estimation and allocations of purchase consideration are subject to change pending further review of the fair value of the assets acquired and liabilities assumed and actual transaction costs. Additionally, the fair value of assets acquired and liabilities assumed may be materially impacted by the results of Zygo’s operations up to the date of closing. A final determination of these estimated fair values will be based on the actual net tangible and intangible assets of Zygo that will exist on the date of closing. Based on the information currently available, the allocation of the preliminary estimated purchase price, the estimated useful lives, and related first-year amortization associated with certain assets is as follows:

(In thousands)	Amount	First Year Amortization	Estimated Useful Life (Years)
Amortizable intangible assets:
Existing technology	$18,314	$1,831	10
Existing customer relationships	9,644	1,753	10
Order backlog	4,157	4,157	1
Trade name / trademarks	4,070	581	7

Total	36,185	$8,322

Acquired in-process research and development	6,282

Net tangible assets	138,943

Total Preliminary Purchase Price	$181,410

A preliminary estimate of $138.9 million has been allocated to net tangible assets acquired. This estimate reflects adjustment of certain Zygo assets and liabilities to fair value. A preliminary estimate of $42.5 million has been allocated to amortizable intangible assets acquired. Amortization related to the fair value of amortizable intangible assets are reflected as pro forma adjustments to the unaudited pro forma condensed combined statements of operations.

On February 28, 2008, Zygo acquired the assets of Solvision, Inc., a Canadian-based company, including the shares of its Singapore subsidiary for $4.1 million. Solvision results and balances are incorporated into the unaudited condensed combined statement of operations for the six months ended September 27, 2008 and the unaudited pro forma condensed combined balance sheet as of September 27, 2008. However, based on the date of acquisition, only one month of Solvision operations are included in the unaudited pro forma condensed combined statement of operations for the twelve months ended March 29, 2008. For the eleven months ended February 28, 2008, Solvision had a pre-tax net loss of $7.6 million. Several qualitative factors suggest that the usefulness of including Solvision’s results of operations for the eleven months ended February 28, 2008 in the unaudited pro forma condensed combined statement of operations for the twelve months ended March 29, 2008 would be limited due to: (1) Solvision’s pretax loss of $7.6 million included $1.9 million of interest expense during the eleven months ended February 28, 2008, which is not expected to impact future operating results as Zygo did not assume the related debt, (2) Solvision’s operations were negatively impacted by liquidity issues preventing them from conducting normal business operations during the period, which ultimately led to Solvision being placed in receivership in January 2008, and (3) Solvision operating losses declined sequentially throughout this period due to management’s actions to reduce their operating costs. As such, the results of Solvision’s operations other than the one month period ended March 29, 2008 were not separately presented in the unaudited pro forma condensed combined statement of operations for the twelve months ended March 29, 2008. See the audited financial statements of Solvision for the period ended September 30, 2007 included in “Zygo Financial Information” beginning on page 208.

Identifiable intangible assets

Existing technology relates to Zygo’s products and patents across all of their product lines that have reached technological feasibility and meet separability or contractual criteria as stated in SFAS 141. Existing customer relationships represent identifiable and predictable sources of future cash flows to the combined company. Order backlog relates to specifically identifiable customer orders that have not yet been delivered or recognized as revenue. Trade name / trademarks represents the value of the long term existence and market perception of Zygo as a leading metrology and optical solutions provider. Identifiable intangible assets will be amortized over their estimated useful lives based upon a pattern in which the economic benefits of the intangible assets will be consumed.

Acquired in-process research and development

A preliminary estimate of $6.3 million has been allocated to in-process research and development and will be charged to expense in the period in which the acquisition is closed. Due to its non-recurring nature, the in-process research and development expense has been excluded from the unaudited pro forma condensed combined statements of operations. Zygo is currently developing new products that qualify as in-process research and development. Projects qualifying as in-process research and development represent those that have reached proof of concept but have not yet reached technological feasibility. Technological feasibility is defined as being equivalent to beta-phased working prototype in which there is no remaining risk relating to the development. A large portion of Zygo’s research and development is dedicated to customization, engineering and incremental enhancements, including new product introduction of next generation products, which are heavily reliant upon prior generations. These activities do not qualify as in-process research and development.

Goodwill

Based on preliminary estimates, the purchase consideration to be provided relative to the estimated fair value of underlying net tangible and intangible assets resulted in the creation of negative goodwill. The fair value of intangible assets and property, plant and equipment has been proportionally reduced in order to eliminate the negative goodwill.

2. Reclassifications

Certain reclassifications have been made to conform Zygo’s historical reported balances to the pro forma combined financial statement basis of presentations. Within Current Liabilities, $6.1 million was reclassified from Accrued progress payments to Accrued liabilities.

Zygo’s reported amounts for each period presented are as of the last day of the calendar month, whereas ESI’s fiscal periods are as of the Saturday nearest the end of a calendar month. The difference in the structure of fiscal periods results in a slight difference in the number of days for reporting periods for each period presented. These differences are not considered to materially affect reported amounts and as such, no related adjustments have been made. ESI reporting dates are utilized for presentation purposes.

3. Pro forma adjustments

Pro forma adjustments are necessary to reflect the preliminary estimated purchase price, to reflect amounts related to net tangible and intangible assets at an amount equal to the preliminary estimate of their fair values, and to reflect the amortization expense related to the estimated amortizable intangible assets.

Payable and receivable balances or transactions between Zygo and ESI as of September 27, 2008 have been eliminated as presented in the unaudited pro forma condensed combined balance sheet and the notes thereto. During the six months ended September 27, 2008 and the twelve months ended March 29, 2008, ESI made purchases from Zygo totaling $86 and $2,255, respectively.

The unaudited pro forma combined financial statements do not include liabilities that may result from integration activities which are not presently estimable.

Unaudited Pro forma Adjustments to reflect the acquisition of Zygo:	(In thousands)
(a) Adjustments to cash
To reflect estimated cash used by ESI for acquisition costs	$(3,785)
To reflect estimated cash used by Zygo for acquisition costs	(5,700)

$(9,485)

(b) Adjustments to inventories
To record the fair value of Zygo’s inventories	$17,996

(c) To record deferred tax liability associated with step up in basis for current assets	$(6,566)

(d) Adjustments to property, plant and equipment
To adjust the net book value of Zygo’s property, plant and equipment to fair value	$(9,390)
To reflect allocation of negative goodwill	(3,105)

$(12,495)

(e) To record deferred tax liability associated with long lived assets	$(8,732)

(f) Adjustments in intangibles from acquisitions, net
To write-off historical Zygo acquired intangible assets	$(8,951)
To record the fair value of Zygo’s identifiable intangible assets acquired	36,185

$27,234

(g) Adjustments to common stock
To eliminate Zygo’s historical common stock	$(1,891)
To record the fair value of shares issued to Zygo stockholders	177,625

$175,734

(h) To eliminate Zygo’s historical additional paid-in capital	$(153,976)

(i) Adjustments to retained earnings
To eliminate Zygo’s historical retained earnings	$(33,017)
To write-off Zygo in-process research and development	(6,282)

$(39,299)

(j) To eliminate Zygo’s historical accumulated other comprehensive income	$(14)

(k) To eliminate Zygo’s historical treasury stock	$(25,507)

(l) Adjustments to trade receivables, net
To eliminate historical Zygo receivable balance from ESI	$(32)

(m) Adjustments to accounts payable
To eliminate historical ESI balance payable to Zygo	$(32)

(n) Adjustments to intangible amortization expense (COGS)
For the six months ended September 27, 2008:
To eliminate historical amortization of Zygo acquired intangible assets	$(420)
To record amortization of acquired Zygo existing technology (intangible asset)	864

$444

For the twelve months ended March 29, 2008:
To eliminate historical amortization of Zygo acquired intangible assets	$(426)
To record amortization of acquired Zygo existing technology (intangible asset)	1,878

$1,452

Unaudited Pro forma Adjustments to reflect the acquisition of Zygo:	(In thousands)
(o) Adjustments to intangible amortization and depreciation expense (SS&A)
For the six months ended September 27, 2008:
To eliminate historical depreciation of Zygo property, plant, and equipment	$(3,697)
To record depreciation of acquired Zygo property, plant, and equipment	1,011
To record amortization of acquired Zygo intangible assets (excluding existing technology)	1,101

$(1,585)

For the twelve months ended March 29, 2008:
To eliminate historical depreciation of Zygo property, plant and equipment	$(6,812)
To record depreciation of acquired Zygo property, plant and equipment	1,996
To record amortization of acquired Zygo intangible assets (excluding existing technology)	6,658

$1,842

(p) Adjustments to provision for income taxes
For the six months ended September 27, 2008:
To record incremental income tax expense at 36.5% statutory rate for additional income resulting from adjustments	$416

For the twelve months ended March 29, 2008:
To record incremental income tax benefit at 36.5% statutory rate for additional loss resulting from adjustments	$(1,202)

4. Pro forma Income (Loss) Per Share

The number of shares used to compute pro forma combined basic and diluted earnings per share was calculated using Zygo’s weighted average outstanding shares multiplied by the mutually agreed-upon share conversion rate of 1.0233 and added to ESI’s weighted average outstanding shares. The actual number of shares of ESI common stock to be issued will vary up until the date the transaction closes.

INFORMATION ABOUT ESI

ESI and its subsidiaries provide high-technology manufacturing equipment to the global electronics market, including advanced laser systems that are used to microengineer electronic device features in high-volume manufacturing environments. ESI’s customers are primarily manufacturers of semiconductors, passive components and interconnect devices. ESI’s equipment enables these manufacturers to achieve the yield and productivity gains in their manufacturing processes that can be critical to their profitability. The components and devices manufactured by our customers are used in a wide variety of end products in the computer, consumer electronics and communications industries.

ESI supplies advanced laser microengineering systems that allow electronics manufacturers to physically alter select device features during high-volume production in order to heighten performance and boost production yields of semiconductor devices, passive components and circuitry, high-density interconnect circuit boards, advanced semiconductor packaging and high-bright LEDs and flat panel LCD displays. Laser microengineering comprises a set of precise fine-tuning processes (laser micro-machining, link cutting and via drilling) that require application-specific laser systems able to meet semiconductor and microelectronics manufacturers’ exacting performance and productivity requirements.

Additionally, ESI produces high-speed test, inspection and termination equipment used in the high-volume production of multilayer ceramic capacitors and other passive components, as well as original equipment manufacturer (“OEM”) machine vision products.

See “Where You Can Find More Information” beginning on page 236 for additional information about ESI.

INFORMATION ABOUT ZYGO

Zygo designs, develops, and manufactures ultra-high precision measurement solutions to improve its customers’ manufacturing yields, and top-tier optical sub-systems and components for original equipment manufacturers (“OEM”) and end-user applications. Zygo operates with two divisions. The Metrology Solutions Division manufactures products to improve quality, increase productivity, and decrease the overall cost of product development and manufacturing for high-technology companies. Zygo’s Optical Systems Division provides leading-edge product development and manufacturing services that leverage a variety of core technologies across medical, defense, semiconductor, laser fusion research, biomedical, and other industrial markets.

Zygo’s solutions are primarily based on optical interferometric technology. Zygo continues to be a world leader in optical interferometry with a patent portfolio of approximately 290 active and 206 pending patents, most of which are related to the broad field of interferometry and its practical application.

Zygo was incorporated in 1970 under the laws of the State of Delaware and has operations in various domestic and international locations including Tucson, Arizona, Costa Mesa, California, and , Middlefield, Connecticut. The address of Zygo’s principal executive offices is Laurel Brook Road, Middlefield, Connecticut, 06455-1291. Zygo’s telephone number at this address is (860) 347-8506.

For more information on Zygo, see pages 133 through 233 of this Prospectus/Proxy Statement and “Where You Can Find More Information” on page 236.

ESI SPECIAL MEETING

Date, Time and Place

These proxy materials are delivered in connection with the solicitation by the ESI board of directors of proxies to be voted at the ESI special meeting, which is to be held at [—], at [— ] a.m., local time, on [—], 2009. On or about [—], ESI commenced mailing this Prospectus/Proxy Statement and the enclosed form of proxy to its stockholders entitled to vote at the meeting.

Purpose of the ESI Special Meeting

ESI stockholders will be asked to vote on the following proposals:

•

to approve the issuance of ESI common stock pursuant to the Agreement and Plan of Merger and Reorganization, dated as of October 15, 2008, by and among Electro Scientific Industries, Inc., Zirkon Merger Sub, LLC, and Zygo Corporation, as the same may be amended from time to time, which we refer to as the Share Issuance (Item 1 on the proxy card);

•

to approve an amendment to ESI’s 1990 Employee Stock Purchase Plan (“ESPP”) to increase the number of shares reserved for issuance under the plan by 2,000,000 shares, which we refer to as the “ESPP Amendment” (Item 2 on the proxy card);

•

to approve any motion to adjourn or postpone the special meeting to another time or place if necessary to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the first two proposals listed above; and

•	to transact such other business as may properly come before the special meeting or any adjournment or postponement thereof.

The first proposal listed above relates to the merger and approval of this proposal is required for completion of the merger. The Share Issuance becomes effective only if the merger is completed.

Item 1.	The Share Issuance

(Item 1 on proxy card)

It is a condition to completion of the merger that ESI issue shares of ESI common stock in the merger. When the merger becomes effective, each share of Zygo common stock outstanding immediately before the merger will be converted into the right to receive 1.0233 shares of ESI common stock. Under Marketplace Rule 4350(i) promulgated by The NASDAQ Global Market, a company listed on The NASDAQ Global Market is required to obtain stockholder approval in connection with a merger with another company if the number of shares of common stock or securities convertible into common stock to be issued is in excess of 20% of the number of shares of common stock then outstanding. If the merger is completed, ESI will issue up to approximately 17.6 million shares of ESI common stock in the merger. On an as converted basis, the aggregate number of shares of ESI common stock to be issued in the merger will exceed 20% of the shares of ESI common stock outstanding on the record date for the ESI special meeting, and for this reason ESI must obtain the approval of ESI stockholders for the issuance of these securities to Zygo stockholders in the merger.

ESI is asking its stockholders to approve the Share Issuance. The issuance of these securities to Zygo stockholders is necessary to effect the merger. The approval of this Proposal 1 is required for completion of the merger.

The ESI board of directors recommends a vote FOR the Share Issuance (Item 1).

Item 2.	The ESPP Amendment

(Item 2 on proxy card)

ESI is required to obtain stockholder approval in connection with an amendment of an ESPP to increase the number of shares reserved for issuance under such a plan. ESI is requesting stockholder approval to reserve an additional 2,000,000 shares for issuance under the ESPP, thereby increasing the total number of shares of ESI’s common stock reserved for issuance under the ESPP from 1,900,000 to 3,900,000.

Proposal to Approve Amendment to ESI ESPP

The 1990 ESPP provides a convenient and practical means by which employees may purchase ESI’s shares through payroll deductions and a method by which ESI may assist and encourage such employees to become share owners. The board of directors of ESI believes that the ESPP is desirable as an incentive to better performance and improvement of profits, and as a means by which employees may share in the rewards of growth and success. As of December 1, 2008, out of a total of 1,900,000 shares reserved for issuance to continue the ESPP, 1,489,860 shares had been issued, leaving 410,140 shares available for issuance under the ESPP. The board of directors of ESI believes that, in connection with the merger and in order to continue ESI’s existing program with a broader set of employees, additional shares will be needed under the ESPP to provide appropriate incentives to employees. Accordingly, on December 2, 2008, the board of directors approved an amendment to the ESPP, subject to stockholder approval, to reserve an additional 2,000,000 shares for issuance under the ESPP, thereby increasing the total number of shares of ESI’s common stock reserved for issuance under the ESPP from 1,900,000 to 3,900,000.

Description of ESPP

Certain provisions of the ESPP are summarized below. The complete text of the ESPP, marked to show the proposed amendment, is attached to this Prospectus/Proxy Statement as Annex D.

The ESPP is administered by the board of directors. The board of directors has the power to make and interpret all rules and regulations it deems necessary to administer the ESPP and has broad authority to amend the ESPP, subject to the requirement that certain amendments be approved by stockholders. Notwithstanding the foregoing, the board of directors, if it so desires, may delegate to the Compensation Committee of the board the authority for general administration of the ESPP.

All full-time employees of ESI, all full-time employees of each limited liability company wholly owned by ESI (including, after the merger, Zygo) and all full-time employees of each of ESI’s subsidiary corporations that are designated by the board of directors of ESI as participants in the ESPP are eligible to participate in the ESPP.

The Plan is implemented by a series of overlapping 24-month offerings (the “Offerings”), with a new Offering commencing on February 15, May 15, August 15 and November 15 of each year. Accordingly, up to eight separate Offerings may be in process at any time, but an employee may participate in only one Offering at a time. The first day of each Offering is the “Offering Date” for that Offering and each Offering ends on the day before the second anniversary of its Offering Date. Each Offering is divided into eight three-month purchase periods, one of which ends on each February 14, May 14, August 14 and November 14 during the term of the Offering. The last day of each purchase period is a “Purchase Date” for the applicable Offering. The purchase price per share is equal to 85% of the lower of (a) the fair market value of ESI’s common stock on the Offering Date or (b) the fair market value on the Purchase Date. If the fair market value of ESI’s common stock on the first day of a new Offering is less than or equal to the fair market value of ESI’s common stock on the first day of any ongoing Offering, employees participating in such ongoing Offering will be automatically withdrawn from it and enrolled in the new Offering. Participants may elect to contribute from 1% to 15% of compensation paid to the participant during each pay period in the Offering.

No participant may obtain a right to purchase shares under the ESPP if, immediately after the right is granted, the participant owns or is deemed to own shares of ESI’s common stock possessing 5% or more of the combined voting power or value of all classes of stock of ESI or any subsidiary of ESI. The maximum number of shares that a participant may purchase on any given Purchase Date is 500 shares. In addition, no participant may obtain a right to purchase shares under the ESPP that permits the participant’s rights to purchase shares under the ESPP to accrue at a rate that exceeds $25,000 in fair market value of ESI’s common stock (determined as of the Offering Date) for each calendar year of the Offering.

Neither payroll deductions credited to a participant’s account nor any rights with regard to the purchase of shares under the ESPP may be assigned, transferred, pledged or otherwise disposed of in any way by the participant. Upon termination of a participant’s employment for any reason other than death, the payroll deductions credited to the participant’s account will be returned to the participant. Upon termination of a participant’s employment because of that person’s death, the payroll deductions credited to the participant’s account will be used to purchase shares on the next purchase date. Any shares purchased and any remaining balance will be returned to the deceased participant’s beneficiary or, if none, to the participant’s estate.

Material Federal Income Tax Consequences

The Plan is intended to qualify as an “employee stock purchase plan” within the meaning of section 423 of the Code. Under the Code, employees generally will not recognize taxable income or gain with respect to shares purchased under the ESPP either at the Offering Date or the Purchase Date of an Offering. If a current or former employee disposes of shares purchased under the ESPP more than two years after the Offering Date and more than one year after the Purchase Date, or in the event of the employee’s death at any time, the employee or the employee’s estate will recognize ordinary compensation income for the taxable year of disposition or death in an amount equal to the lesser of (1) the excess of the fair market value of the shares at the time of disposition or death over the purchase price, or (2) 15% of the fair market value of the shares on the Offering Date. In the case of such a disposition or death, ESI will not be entitled to a tax deduction. Any gain on the disposition in excess of the amount treated as ordinary compensation income will be capital gain. If the disposition is by gift, the employee will not recognize gain in excess of the amount treated as ordinary compensation income, and for the purpose of determining gain or loss on a subsequent disposition, the recipient of the gift will be treated as having purchased the shares for the price paid by the employee plus the amount treated as ordinary compensation to the employee as a result of the gift.

If an employee disposes of shares purchased under the ESPP within two years after the Offering Date or within one year after the Purchase Date, the employee will recognize ordinary compensation income in the year of the disposition in an amount equal to the excess of the fair market value of the shares on the Purchase Date over the purchase price. If the disposition is by sale, any difference between the fair market value of the shares on the Purchase Date and the disposition proceeds will be capital gain or loss. If the disposition is by gift, the employee will not be taxed on any gain in excess of the amount treated as ordinary compensation income, and for the purpose of determining gain or loss on a subsequent disposition, the recipient of the gift shares will be treated as having purchased the shares at their fair market value on the Purchase Date. In the event of a disposition within two years after the Offering Date or within one year after the Purchase Date, ESI will be entitled to a tax deduction in the year of such disposition equal to the amount the employee is required to report as ordinary compensation income.

Under the Code, ESI is required to track the disposition of all shares acquired under the ESPP. In order to facilitate compliance with ESI’s reporting obligations, the custodian will periodically provide ESI with summaries of transactions involving the participant’s accounts.

The ESI board of directors recommends a vote FOR the ESPP Amendment (Item 2).

Item 3.	Possible Adjournment or Postponement of the ESI Special Meeting

(Item 3 on proxy card)

The ESI special meeting may be adjourned or postponed to another time or place to permit, among other things, further solicitation of proxies if necessary to obtain additional votes in favor of the Share Issuance and ESPP Amendment.

The ESI board of directors recommends a vote FOR this item (Item 3).

ESI Record Date; Stock Entitled to Vote

The close of business on [— ], 2008, which we refer to as the ESI record date, has been fixed as the record date for the determination of stockholders entitled to notice of, and to vote at, the ESI special meeting or any adjournments or postponements of the ESI special meeting.

As of the ESI record date, there were [—] shares of ESI common stock outstanding and no other classes of stock outstanding. Each share is entitled to one vote.

A complete list of stockholders entitled to vote at the ESI special meeting will be available for examination by any ESI stockholder at ESI’s headquarters, 13900 NW Science Park Drive, Portland, Oregon for purposes pertaining to the ESI special meeting, during normal business hours beginning two days after notice of the ESI special meeting is given. The list will also be available at the time and place of the ESI special meeting.

Quorum and Votes Required

In order to carry on the business of the meeting, ESI must have a quorum. A quorum requires the presence, in person or by proxy, of the holders of a majority of the stock entitled to vote at the meeting. Proxies marked as abstentions and broker nonvotes will be used in determining the number of shares present at the special meeting.

Required Vote to Approve the Share Issuance (Item 1 on the proxy card); Treatment of Abstentions, Not Voting and Incomplete Proxies

The Share Issuance will be approved if a majority of the votes of the holders present in person or represented by proxy and entitled to vote on the matter are cast in favor of the Share Issuance.

Abstentions have the same effect as “no” votes in determining whether the amendments are approved. Broker nonvotes are not counted and have no effect on the results of the vote on this proposal. The proxies will be voted for or against the proposal or as an abstention in accordance with the instructions specified on the proxy form. If no instructions are given, proxies will be voted for approval of the Share Issuance.

Required Vote to Adopt and Approve the ESPP Amendment (Item 2 on the proxy card)

The ESPP Amendment will be approved if a majority of the votes of the holders present in person or represented by proxy and entitled to vote on the matter are cast in favor of the ESPP Amendment.

Abstentions have the same effect as “no” votes in determining whether the amendments are approved. Broker nonvotes are not counted and have no effect on the results of the vote on this proposal. The proxies will be voted for or against the proposal or as an abstention in accordance with the instructions specified on the proxy form. If no instructions are given, proxies will be voted for approval of the ESPP Amendment.

Submission of Proxies

Giving a proxy means that an ESI stockholder authorizes the persons named in the enclosed proxy card to vote its shares at the ESI special meeting in the manner it directs or, if no direction is made, in the manner recommended by ESI’s board. An ESI stockholder may submit a proxy to vote its shares or vote in person at the meeting. To submit a proxy, an ESI stockholder may use one of the following methods if it is a registered holder (that is, it holds its stock in its own name):

•	via telephone, by dialing the toll free number and following the instructions on the proxy card;

•	via the Internet, by going to the Web address http://www.bnymellon.com/shareowner/isd and following the instructions on the proxy card; or

•	via mail, by completing and returning the proxy card in the enclosed envelope. The envelope requires no additional postage if mailed in the United States.

ESI requests that ESI stockholders submit their proxies by mail, telephone or Internet as soon as possible. When the accompanying proxy is properly submitted, the shares of ESI stock represented by it will be voted at the ESI special meeting in accordance with the instructions provided.

If any proxy is returned without indication as to how the shares represented by it are to be voted, the ESI stock represented by the proxy will be considered to have been voted as described above under “Required Vote to Approve the Share Issuance (Item 1 on the proxy card); Treatment of Abstentions, Not Voting and Incomplete Proxies” and “Required Vote to Adopt and Approve the ESPP Amendment (Item 2 on the proxy card).”

If an ESI stockholder’s shares are held in “street name” by a broker or other nominee, the stockholder should check the voting form used by that firm to determine whether it may vote by telephone or the Internet.

Every ESI stockholder’s vote is important. Accordingly, each ESI stockholder should sign, date and return the enclosed proxy card, or submit a proxy via the Internet or by telephone, whether or not it plans to attend the ESI special meeting in person.

Revocability of Proxies and Changes to an ESI Stockholder’s Vote

An ESI stockholder has the power to change its vote at any time before its shares are voted at the special meeting by:

•

notifying ESI’s Vice President of Administration, Chief Financial Officer and Corporate Secretary, Paul Oldham, in writing at Electro Scientific Industries, Inc., 13900 NW Science Park Drive, Portland, Oregon 97229 that it is revoking its proxy; or

•	executing and delivering a later dated proxy card or submitting a later dated vote by telephone or on the Internet; or

•	voting in person at the special meeting.

However, if an ESI stockholder has shares held through a brokerage firm, bank or other custodian, it may revoke its instructions only by informing the custodian in accordance with any procedures it has established.

Solicitation of Proxies

The solicitation of proxies from ESI stockholders is made on behalf of the ESI board of directors. ESI will pay the costs of soliciting and obtaining these proxies, including the cost of reimbursing brokers, banks and other financial institutions for forwarding proxy materials to their customers. Proxies may be solicited, without extra compensation, by ESI officers and employees by mail, telephone, fax, personal interviews or other methods of communication. ESI has engaged the firm of Mellon Investor Services LLC to assist ESI in the distribution and tabulation of proxies from ESI stockholders and will pay Mellon Investor Services LLC an estimated fee of $13,000 plus out-of-pocket expenses for its services. ESI has also engaged the firm of D.F. King & Co., Inc. to assist ESI in the solicitation of proxies from ESI stockholders and will pay D.F. King & Co., Inc. an estimated fee of $10,000 plus out-of-pocket expenses for its services. Zygo will pay the costs of soliciting and obtaining its proxies and all other expenses related to the Zygo special meeting.

Delivery of Proxy Materials to Households Where Two or More Stockholders Reside

As permitted by the Exchange Act, only one copy of this Prospectus/Proxy Statement is being delivered to stockholders residing at the same address, unless ESI stockholders have notified ESI of their desire to receive multiple copies of the Prospectus/Proxy Statement. This is known as householding.

ESI will promptly deliver, upon oral or written request, a separate copy of this Prospectus/Proxy Statement to any stockholder residing at an address to which only one copy was mailed. Requests for additional copies for this year or future years should be directed to Electro Scientific Industries, Inc., Attention: Investor Relations, 13900 NW Science Park Drive, Portland, Oregon 97229.

Attending the Meeting

Subject to space availability, all stockholders as of the record date, or their duly appointed proxies, may attend the meeting. Since seating is limited, admission to the meeting will be on a first-come, first-served basis. Registration and seating will begin at [—] a.m., local time.

If you wish to attend the special meeting, please vote your proxy in advance.

If your shares are held in “street name” (that is, through a bank, broker or other holder of record) and you wish to attend the special meeting, you need to bring a copy of a bank or brokerage statement to the special meeting reflecting your stock ownership as of the ESI record date.

Other Matters to Come Before the Meeting

No other matters are intended to be brought before the meeting by ESI, and ESI does not know of any matters to be brought before the meeting by others. If, however, any other matters properly come before the meeting, the persons named in the proxy will vote the shares represented thereby in accordance with the judgment of management on any such matter.

ZYGO SPECIAL MEETING

Zygo’s board of directors is using this Prospectus/Proxy Statement, referred to herein as the Prospectus/Proxy Statement, to solicit proxies from the stockholders of Zygo at the special meeting. This Prospectus/Proxy Statement is first being mailed to Zygo stockholders on or about [—].

This Prospectus/Proxy Statement contains important information regarding the special meeting, the proposal on which you are being asked to vote, information you may find useful in determining how to vote and voting procedures.

Date, Time and Place

The special meeting will be held on [—], at [—] a.m., local time, at [—]. On or about [—], 2008, Zygo commenced mailing this Prospectus/Proxy Statement and the enclosed form of proxy to its stockholders entitled to vote at the meeting.

Purpose of the Zygo Special Meeting

Zygo stockholders will be asked to vote on the following proposals:

•

to adopt and approve the Agreement and Plan of Merger and Reorganization, dated as of October 15, 2008 among ESI, Zygo and Zirkon Merger Sub, LLC, a copy of which is attached as Annex A to this Prospectus/Proxy Statement, which we refer to as the “Merger Proposal”;

•

to approve any motion to adjourn or postpone the special meeting to another time or place if necessary to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the proposal listed above; and

•	to conduct any other business that properly comes before the Zygo special meeting and any adjournment or postponement thereof.

Zygo Record Date; Stock Entitled to Vote

Zygo’s board of directors has fixed the close of business on [—] as the record date for determining which Zygo stockholders are entitled to notice of, and to vote at, the special meeting. On the record date, there were [—] shares of Zygo common stock outstanding, held by approximately [—] holders of record.

A complete list of stockholders entitled to vote at the Zygo special meeting will be available for examination by any Zygo stockholder at Zygo headquarters, Laurel Brook Road, Middlefield, Connecticut 06455 for purposes pertaining to the Zygo special meeting, during normal business hours for a period of 10 days before the Zygo special meeting, and at the time and place of the Zygo special meeting.

Quorum and Votes Required

A majority of the shares of Zygo common stock outstanding on the record date must be represented, either in person or by proxy, to constitute a quorum at the special meeting. Proxies marked as abstentions and broker nonvotes will be used in determining the number of shares present at the special meeting. At the special meeting, each share of Zygo common stock is entitled to one vote on all matters properly submitted to Zygo stockholders.

The affirmative vote of the holders of at least a majority of the outstanding shares of Zygo common stock outstanding on the record date is required to approve the Merger Proposal.

Zygo’s board of directors unanimously recommends that Zygo stockholders vote FOR the Merger Proposal.

Voting Procedures

Zygo stockholders may vote by returning the enclosed proxy card by mail or in person at the special meeting. All shares of Zygo common stock represented by properly executed proxy cards received before or at the special meeting will be voted in accordance with the instructions indicated on those proxy cards.

If no instructions are indicated on a properly executed proxy, the shares will be voted FOR the Merger Proposal. You are urged to sign and return the proxy card even if you plan to attend the special meeting. In this way, your shares will be voted even if you are unable to attend the special meeting.

If a properly executed proxy card is returned and the stockholder has abstained from voting on the Merger Proposal, the Zygo common stock represented by the proxy will be considered present at the special meeting for purposes of determining a quorum and entitled to vote on the Merger Proposal.

If you received more than one proxy card, your shares are held in more than one account. Please sign and return all proxy cards to be sure that all your shares are voted for you by the individuals named on the proxy card.

If your shares are held in an account at a brokerage firm or bank, you must instruct them on how to vote your shares. If an executed proxy card is returned by a broker or bank holding shares that indicates that the broker or bank does not have discretionary authority to vote on the Merger Proposal, the shares will be considered present at the special meeting for purposes of determining the presence of a quorum, but will not be considered to be entitled to vote on the Merger Proposal. Your broker or bank will vote your shares only if you provide instructions on how to vote by following the information provided to you by your broker.

Failure to vote and broker nonvotes for the Merger Proposal will have the same effect as a vote against the Merger Proposal at the special meeting. Abstentions will also have the effect of a vote against the Merger Proposal.

Every Zygo stockholder’s vote is important. Accordingly, each Zygo stockholder should sign, date and return the enclosed proxy card, or vote via the Internet or by telephone, whether or not it plans to attend the Zygo special meeting in person.

Revocability of Proxies and Changes to a Zygo Stockholder’s Vote

You may change your vote or revoke your proxy at any time before the special meeting. In order to do this, you must sign and return another proxy at a later date OR give written permission to the secretary of Zygo at or before the special meeting at Laurel Brook Road, Middlefield, Connecticut 06455 OR attend the special meeting and vote in person. Any one of these actions will revoke an earlier proxy from you. Merely attending the special meeting will not constitute revocation of your proxy. If your shares are held in street name by your broker, you will need to contact your broker to revoke your proxy.

However, if a Zygo stockholder has shares held through a brokerage firm, bank or other custodian, it may revoke its instructions only by informing the custodian in accordance with any procedures it has established.

Adjournment or Postponement

Zygo may adjourn or postpone the special meeting as set forth in Zygo’s certificate of incorporation or bylaws or as otherwise permitted by law.

Other Business

Zygo is not aware of any business to be acted on at the special meeting except as described in this Prospectus/Proxy Statement. If any other matters are properly presented at the special meeting, or any adjournment or postponement of the special meeting, the persons appointed as proxies or their substitutes will have discretion to vote or act on the matter according to their best judgment and applicable law unless the proxy indicates otherwise.

Solicitation of Proxies

Proxies may be solicited by directors, officers and employees of Zygo and also by representatives of ESI by mail, by telephone, in person or otherwise. They will receive no additional compensation for any solicitation efforts. In addition, Zygo will request banks, brokers and other custodians, nominees and fiduciaries to forward proxy materials to the beneficial owners of Zygo common stock and obtain voting instructions from the beneficial owners. Zygo will reimburse those firms for their reasonable expenses in forwarding proxy materials and obtaining voting instructions.

Zygo has engaged the firm of Broadridge Financial Solutions, Inc. to assist Zygo in the distribution and tabulation of proxies from Zygo stockholders and will pay Broadridge Financial Solutions, Inc. an estimated fee of $20,000 plus out-of-pocket expenses for its services. Zygo has also engaged the firm of D.F. King & Co., Inc. to assist Zygo in the solicitation of proxies from Zygo stockholders and will pay D.F. King & Co., Inc. an estimated fee of $10,000 plus out-of-pocket expenses for its services. ESI will pay the costs of soliciting and obtaining its proxies and all other expenses related to the ESI special meeting.

Zygo stockholders should not send in any stock certificates with their proxy card. If you are a Zygo stockholder, a transmittal letter with instructions for the surrender of your Zygo stock certificates will be mailed to you as soon as practicable after consummation of the merger.

Item 1.	The Merger Proposal

(Item 1 on proxy card)

As discussed elsewhere in this Prospectus/Proxy Statement, Zygo is asking its stockholders to approve the Merger Proposal. Holders of Zygo common stock should read carefully this Prospectus/Proxy Statement in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. In particular, holders of Zygo common stock are directed to the merger agreement, a copy of which is Annex A to this Prospectus/Proxy Statement.

The Zygo board of directors recommends a vote FOR the Merger Proposal (Item 1).

Item 2.	Possible Adjournment or Postponement of the Zygo Special Meeting

(Item 2 on proxy card)

The Zygo special meeting may be adjourned or postponed to another time or place to permit, among other things, further solicitation of proxies if necessary to obtain additional votes in favor of the Merger Proposal (Proposal 1 above).

The Zygo board of directors recommends a vote FOR this item (Item 2).

INFORMATION ABOUT ZYGO’S BUSINESS

Zygo designs, develops and manufactures ultra-high precision measurement solutions to improve its customers’ manufacturing yields, and top-tier optical subsystems and components for original equipment manufacturers and end-user applications. It operates with two divisions. The Metrology Solutions Division (also referred to herein as the “Metrology segment”) manufactures products to improve quality, increase productivity and decrease the overall cost of product development and manufacturing for high-technology companies. The Optical Systems Division (also referred to herein as the “Optics segment”) provides leading-edge product development and manufacturing services that leverage a variety of core technologies across medical, defense, semiconductor, laser fusion research, biomedical and other industrial markets.

The Metrology Solutions Division serves the semiconductor and industrial markets by providing process control for surface shape, roughness and film thickness, which are critical to all of Zygo’s markets, through product offerings that measure surface and material characteristics such as roughness, figure, film thickness and transmitted wavefront of flat, spherical and aspheric components. Zygo’s semiconductor product offerings include semiconductor metrology tools, OEM solutions, in-line automated yield improvement systems for both flat panel displays and advanced integrated circuit packaging manufacturing and technology development projects for the semiconductor capital equipment industry. Zygo’s displacement measurement systems are used extensively in ultra-precise wafer positioning systems for the semiconductor capital equipment industry. One of Zygo’s continuing strategic initiatives is to expand its product offerings by applying its patented technology to integrated in-line technology. During Zygo’s fiscal year ended June 30, 2008, Zygo made continued progress on this initiative by expanding its semiconductor applications to a fully integrated wafer-based metrology solution, the Uni-Fire-7900™. In February 2008, Zygo acquired the assets of Solvision, Inc., a Canada-based company, including its Singapore subsidiary, and entered the market for in-line inspection of flip chip substrates and IC packaging. This progress continues Zygo’s transition from its traditional lab environment to the production floor.

Zygo’s industrial market products serve the defense/aerospace, automotive, consumer electronics and commercial optics, as well as various other miscellaneous markets other than semiconductors. Industrial market products include measurement-based process control systems for defense and aerospace customers, and measurement-based process control and yield-enhancement systems for automotive, consumer electronics and commercial optical customers. During the last two years, Zygo introduced and marketed the NewView™ 7000 systems, NewView™ 600, VeriFire™ Asphere, and GPI™ PE systems. The NewView 7000-series 3D Optical Profilers enable higher throughput rates, reduced operating cost, increased sampling rates and tighter tolerances for optimized process control and yield. The VeriFire Asphere product provides the opportunity for Zygo to penetrate the growing asphere measurement market supporting consumer electronics and defense/aerospace markets.

Zygo’s solutions are primarily based on optical interferometric technology. Zygo continues to be a world leader in optical interferometry with a patent portfolio of approximately 290 active and 206 pending patents, most of which are related to the broad field of interferometry and its practical application.

Zygo’s Metrology Solutions Division is headquartered in Middlefield, Connecticut with operations in various domestic and international locations.

Zygo’s Optical Systems Division specializes in producing high precision integrated optical systems and unique system-critical optical components for a variety of applications that include medical laser delivery systems, Defense Dept. applications, 3D medical imaging and semiconductor lithography. The division creates long-term customer value through, among other things, proprietary manufacturing technology, design for manufacturing and assembly services and specialized manufacturing know-how required to produce FDA-regulated medical devices.

Zygo’s integrated system assembly operation for Zygo’s Optical Systems Division located in Tucson, Arizona is a tier-one optical system assembly facility for high-precision, volume production. Zygo assembles and integrates devices ranging from medical laser delivery systems to 3D dental imaging to opto-electronic surveillance devices. Zygo’s integrated system design and prototyping operation, located in Costa Mesa, California, designs and manufactures prototypes utilizing multiaxis alignment, optical contact assembly, custom tooling, single point diamond turning and Zygo’s proprietary metrology equipment such as those used to produce lithographic optical systems. Zygo also operates a large format optical fabrication and coating center located in Zygo’s Middlefield, Connecticut facility. Zygo’s vertically integrated approach encompasses CNC glass machining and lightweighting, rotational and double-sided polishing, magneto rheological finishing polishing, and thin film coating, supported by Zygo’s proprietary metrology equipment. Zygo is one of the world’s largest manufacturers of laser fusion optics and meter-class plano optics, including low aspect ratio and advanced materials such as sapphire.

Zygo was incorporated in 1970 under the laws of the State of Delaware. The address of Zygo’s principal executive offices is Laurel Brook Road, Middlefield, Connecticut, 06455-1291. Zygo’s telephone number at this address is (860) 347-8506. Zygo’s Web site address is www.zygo.com. The information on Zygo’s Web site is not part of this Proxy Statement.

ZYGO’S MARKETS, PRODUCTS AND CUSTOMERS

Zygo’s business is organized into two operating divisions—Metrology Solutions and Optical Systems. The Metrology segment consists of OEM and in-line products primarily for the semiconductor and industrial markets. The Optics segment consists of components and opto-mechanical assemblies primarily for the medical, defense and aerospace industries, which are part of the industrial market.

Manufacturers in the semiconductor and industrial markets strive to improve their manufacturing processes and product performance. These improvements allow them to compete more effectively in a marketplace characterized by decreasing product dimensions, increasingly complex manufacturing processes, decreasing product life cycles, declining product prices and intensifying global competition, among other factors. As such, Zygo’s precision metrology and optical components and systems are designed to help these manufacturers continually achieve process and design improvements.

Metrology Solutions Division

Semiconductor Market

Zygo serves several areas of the semiconductor market, notably semiconductor manufacturers, and capital equipment suppliers, as well as the flat-panel display (“FPD”) and advanced semiconductor and integrated circuit packaging manufacturers. Zygo has a broad and growing range of products that serve these market areas.

Semiconductor manufacturing processes require demanding metrology and inspection technologies. From bare silicon wafers through the packaged die, metrology and inspection are critical to meeting technology development and process control demands. Recent products introduced by Zygo are enabling high volume semiconductor manufacturing customers to address the challenges of today as well as advanced processing down to and lower than the 45 nanometer (“nm”) node. The majority of Zygo’s automated semiconductor systems are built on a common, high-throughput platform with a common, configurable sensor head. This approach allows Zygo to leverage engineering and manufacturing investments to produce reliable and cost effective solutions for its customers.

With the acquisition of the assets of Solvision, Inc., including its subsidiary, Machine Vision International, Ltd., and the patented Fast Moiré Interferometer (FMI™) technology, Zygo expanded both Zygo’s technology and market application to penetrate the fast growing flip chip and advanced IC packaging markets.

Semiconductor Products

The transistor and associated integrated circuit have transformed the way people work, live and play, creating several multibillion-dollar industries that thrive through innovation, technology, and ultra- large scale integration of micro/nano circuitry. These industries provide components used in everyday appliances, including the more modern mobile phones and wireless Internet devices. Due to the ubiquity of the integrated circuit, it is sometimes difficult to fathom the complexities involved in development and manufacturing. State-of-the-art microprocessors have in excess of a billion transistors composed of components that have physical dimensions as small as 45 nm.

Zygo’s semiconductor products, the Z3D-7000, Z3D-7200 and Uni-Fire™ 7900, are designed to help semiconductor and data storage customers control their high volume manufacturing process. The semiconductor products target wafer-based applications (prior to die singulation) and can be utilized for all parts of the process flow, from the production of silicon substrates, through the transistor formation in the front end of the line to the interconnects and bump redistribution layers in the back end of the line. A single, configurable sensor sits on a common platform, each system having a unique sensor configuration and associated applications. Zygo’s semiconductor products are nondestructive, high throughput, optical metrology systems that measure a variety of process features needed to control high volume manufacturing such as roughness, form, topography, critical dimensions, registration and film properties. With multifunction capability and state of the art performance, Zygo’s products enable the consolidation of different metrology measurements into a single system, thereby lowering the overall metrology cost of ownership for the customer.

Photolithography scanners form the core of the semiconductor manufacturing process. These scanners image the patterns of stacked layers of circuitry that make up transistors. The photolithographic scanners image the circuitry onto silicon wafers for both microprocessors and memory chips, as well as flat panel displays for computers, televisions and other display products. Several of Zygo’s products enable these scanners to image these circuit patterns reliably and with nanometer precision.

Precision Positioning Systems

The layers of circuit patterns must overlay on top of each other to nanometer precision. To achieve nanometer precision overlay, the silicon wafer must be repeatably positioned to one-tenth the overlay tolerance. Photolithography scanners, mask and reticle writers, and yield improvement metrology tools rely on displacement measuring interferometers to provide precise feedback to control the position of the silicon wafer. Zygo’s Metrology Solutions Division’s ZMI™ 2400 and ZMI™ 4000 precision positioning feedback systems are designed primarily for photolithography scanners. They are also used in a broad range of semiconductor metrology and backend process tools.

Technology Development Projects

Lithography scanners image the electronic circuit pattern through a precision projection lens. The optical performance of the lenses required for next-generation lithography scanners often exceeds the capabilities of commercially available measurement systems. Zygo’s expertise in optical interferometer technology, and the practical skills needed to apply this technology, make it well-suited to deliver custom solutions to leading photolithography equipment suppliers.

Display Solutions

Flat panel displays were first used in cell phones and laptop computers, and have grown in popularity for most personal electronics. Many large screen televisions are based on flat panel display technology. Zygo’s systems, with ultra high precision measurement solutions, enable Zygo’s customers to improve flat panel display manufacturing yields. Zygo’s OneShot and SureShot™ systems are in-line process control, yield enhancement tools. The FPD OneShot tool measures the topography and critical dimensions of key color filter features prior to being combined with the thin-film-transistor panel in the “one drop fill” assembly process. This fully automated system incorporates the latest Zygo Intellisensor™, optical profiler technology, integrated conveyors or robotics with motion stages, mini-clean room environmental enclosures, and factory floor command and control software. The system measures the height and width of key optical components and predicts the fill volume to increase upstream manufacturing yields.

The SureShot™ FPD product provides overlay and critical dimensions metrology of the individual mask layers post-lithography and helps identify process control problems such as those found in the half-tone process. These defects, left unchecked, can lead to product performance issues including variances in luminescence (called MURA) in the finished display. The SureShot tool can be used as an off-line process analysis device, or in-line in conjunction with closed loop lithography process control.

In addition to process control, Zygo manufactures inspection tools used to protect color filter manufacturing processes from the yield-robbing effects caused by the introduction of foreign particles. The Zygo ClearShot™ tool works in conjunction with automated optical inspection systems to review particles and sort those that will cause optical defects due to their height and lateral dimensions, from those that will not. The use of Zygo technology in the inspection area results in increased manufacturing yields and increased utilization of the panel maker’s deployed capital.

Advanced Chip Packaging and Assembly

During the manufacture of a semiconductor chip, after the chip making process is complete, the silicon wafer on which the chips are fabricated must be diced into individual chips and packaged for customer use. In advanced chip packaging fabrication facilities, the new CP 6300i™ system measures patterned features and films on the surfaces of diced and undiced chips for process control and yield improvement. The system incorporates a specialized Zygo NewView optical profiler and wafer positioning system with pattern recognition software. It can be configured for clean room or laboratory use.

Advanced IC Packaging and Assembly

Before an individual semiconductor chip can be placed on a printed circuit board it must be packaged or encased for protection, identification and wiring/electrical connection. Zygo AV9000™ systems inspect these final packages for defects using standard 2D image defect and metrology analysis, as well as rapid 3D metrology. The AV9000 systems are based on Zygo’s FMI technology acquired with the Solvision, Inc. assets. This product is designed to meet today’s requirements, as well as future requirements of the rapidly growing IC packaging market.

Printed Circuit Board Substrates

Printed circuit substrates interface IC flip chip packages to printed circuit boards (“PCB”). These substrates make the circuit connection via arrays of miniature solder bumps and balls, and Zygo manufactures several tools to measure these bump and ball arrays for process control and yield improvement. Tool applications range from quality control (NANO 3D™) to high volume manufacturing (HS1000), on singulated substrates (HS2000). The newly released Flip Chip CSP2000H tool enables process control on strip and panel formats. These systems are based on technology acquired with the assets of Solvision, Inc.

Major Metrology semiconductor customers include:

Amkor	Ibiden
Applied Materials	Intel
AU Optronics	KLA-Tencor Corporation
Canon	Nanya
Chi Mei	Nikon

Industrial Market

Zygo’s industrial market covers areas other than semiconductor. Metrology products for defense and aerospace companies include measurement-based process control systems. Products for automotive, consumer electronics and other customers are measurement-based process control and yield enhancement systems.

Consumer Electronics

Consumer electronics, including cell phones, digital cameras, DVD and CD players, and optical computer drives, have significant optical content. Consumer electronic optics, which provide imaging and data storage, are manufactured in quantities in the hundreds of thousands to millions of components per year. These complex miniature optical systems require precise optical testing—from development to in-line process control—which Zygo’s measurement-based process control and yield enhancement systems are designed to perform.

VeriFire Asphere System. The VeriFire Asphere provides high resolution 3D surface metrology for aspheric shaped surfaces using patented noncontact interferometric techniques for production and process control. Aspheres are important in consumer electronics products, cameras, military/defense optics, and commercial optics and represent a fast growing segment in the optics markets.

GPI and VeriFire Systems. The development of new optical systems for any application requires very flexible and easy to use test equipment. The Zygo GPI and VeriFire systems are Zygo’s latest products in Zygo’s established product family that has improved optical testing and continues to evolve to meet changing requirements. Consumer electronics production applications for larger optics, greater than a 25 mm diameter, and research and development for any size application rely on these products for critical developmental data and process control feedback in production. These products are widely used due to their configuration flexibility in both hardware setups and Zygo’s MetroPro™ data analysis software.

PTI™ 250. Consumer electronics typically contain small optics, less than 30 mm diameter. The PTI 250 is a small bench top optical test system in the tradition of Zygo’s industry standard GPI. The system meets the consumer market demand by combining high-quality optics with Zygo’s MetroPro data analysis software.

DVD™ 400, BluRay™, and HD DVD™. The next generation of DVD players and computer memories use blue light at 405 nm wavelength to increase the amount of data on a DVD disk. Zygo’s DVD 400 interferometer is used by the developers of these next generation systems. Zygo’s DVD 400P is Zygo’s system for the production floor.

Automotive Industry

The automotive industry is striving to improve fuel economy and decrease environmental pollution to meet customer demand and adhere to government regulation. Improving both requires more efficient engines, including the fuel injection system. Since high-pressure valves and sealing surfaces found in the fuel injection system must be manufactured to high precision, Zygo’s measurement-based process control and yield-enhancement systems are used in the development and manufacture of these components.

NewView 7200/7300 and Delta Systems. Zygo’s high-precision metrology equipment is well-suited for fuel injector components, which are ground or lapped to tolerances of one-hundred billionths of a meter. Zygo’s patented “FDA” data acquisition system for the NewView optical profiler meets this high-precision measurement requirement. Zygo recently introduced the NewView 7200 and NewView 7300 for these applications, offering increased speed and better performance at a lower price point. The NewView Delta is a production floor packaged system, also targeted to this growing market.

Defense/Aerospace

GPI and VeriFire Systems. Developing state-of-the-art optical designs and manufacturing technology for the defense/aerospace market also requires leading edge metrology systems for manufacturing process control and development. Zygo’s industry standard GPI and VeriFire optical interferometers test both the optical components and systems for design compliance. During the last two years, Zygo introduced and marketed the VeriFire Asphere, GPI PE and GPI FlashPhase systems. The VeriFire Asphere rapidly measures asphere shaped optics in a production environment. The GPI PE continues Zygo’s move to the production floor providing laboratory level results in a production environment. Using patented algorithms, the GPI PE removes the degrading effects of vibration from the measurement without the need for new expensive hardware. This system is primarily used in the production of military and commercial optics.

The GPI FlashPhase system operates on the production floor where standard interferometers cannot measure or do not meet the demanding requirements of the defense/aerospace market. With Zygo’s proprietary data acquisition, GPI FlashPhase can measure in the turbulent and vibrating environments that are often found in defense/aerospace applications. Zygo is also active in designing and manufacturing custom systems for defense/aerospace applications, especially interferometers that operate at infrared wavelengths, which are unique to this market.

Major Metrology industrial customers include:

Bosch	Goodrich
Canon	Lockheed Martin
Corning	Raytheon

Optical Systems Division

Industrial Market

Supporting both the projection lens and stage positioning systems, Zygo supplies high precision stage mirrors and lithographic lenses to leading photolithographic OEMs and end users. In addition, Zygo designs and manufactures deep UV objectives, inspection systems and components to a wide range of industrial customers as well as supporting the optical needs of Zygo’s Metrology division.

Defense/Aerospace

Defense and aerospace companies use optical technology in a broad range of applications. One application is the enhancement of human sight through imaging systems, such as telescopes, that are used in satellite and airborne reconnaissance, fire-control systems and hand-held viewers. Defense Dept. areas of focus include fire control, remote sensing, flight simulation, avionics, tracking, stealth systems and high energy weapon systems. Zygo’s Optical Systems division participates in a variety of defense applications ranging from high performance sapphire electro magnetic interference (“EMI”) windows used in stealth aircraft and ships to satellite optical sensing packages and state of the art flight simulation helmet mounted displays. In addition to mainstream Defense Dept. and foreign government applications, Zygo is a leading manufacturer of several critical path components to the largest nuclear research laser system ever deployed by the National Ignition Facility (“NIF”), which is used for both weapons maintenance programs and the development of nuclear fusion energy sources. In addition, Zygo’s Optical Systems division has expanded into long range surveillance systems valuable to homeland security applications such as nuclear power plant perimeter control, border surveillance and seaport monitoring.

Nuclear research for both weapons maintenance programs and the development of nuclear fusion energy sources also uses large optical lasers at a number of worldwide facilities, including NIF. In addition, projection systems in computer-based flight and battlefield simulation use sophisticated optical systems. Several of Zygo’s products support these and other defense/aerospace programs.

Medical/Biomedical

The medical and biomedical markets are growing rapidly. The increased demand for high precision medical devices continues to be driven by an aging population and consumers’ desire to improve their quality of life. Zygo’s Optical Systems division addresses this demand with specialized design for manufacturing and assembly services tailored to producing high-end diagnostic, processing and surgical devices. In addition, the group offers a variety of process control advantages including medical device quality management systems, such as ISO 13485:2003. Key application areas are diagnostic and surgical ophthalmic devices, inter-oral 3D imaging, and biomedical cell sorting. Supporting these applications are Zygo’s facilities in Tucson, Arizona (manufacturing) and Costa Mesa, California (development and prototype manufacturing). Strategically located, these facilities are capable of providing highly focused engineering support to fast growing medical and biomedical regions for both manufacturing and research.

Major Optics industrial customers include:

AWE	University of Rochester
IntraLase	Zeiss
Lawrence Livermore National Laboratory

Competition

The semiconductor and industrial markets in which Zygo participates are intensely competitive and are characterized by price pressure and rapid technological change. Furthermore, these markets are dominated by a few market leaders. Zygo is one of a limited number of companies that develop and market yield-enhancement solutions. Zygo’s primary yield enhancement competitors include Agilent’s Laser Interferometer Positioning Systems Division, Veeco’s Metrology Division, SNU Precision, KLA-Tencor and Rank Taylor Hobson. The principal factors upon which Zygo competes are performance, flexibility, value, on-time delivery, responsive customer service and support, and breadth of product line.

Research, Development and Engineering Operations

Zygo operates in industries that are subject to rapid technological change and engineering innovation. As such, Zygo dedicates substantial resources to research and development. At June 30, 2008, Zygo employed 146 individuals, or approximately 25% of Zygo’s workforce, within Zygo’s research and development and engineering operations. Zygo’s strategy is to form close technical working relationships with customers and OEM suppliers in Zygo’s markets to ensure that Zygo’s products are commercially relevant. Zygo also maintains a close working relationship with various research groups and academic institutions in the United States and abroad. Zygo has been recognized as an innovator in commercializing technology, as evidenced by Zygo’s numerous achievement awards, including R&D 100 Awards, Photonics Spectra Circle of Excellence Awards and others. Zygo believes that continued enhancement, development and commercialization of new and existing products and systems are essential to maintaining and improving its leadership position.

Patents and Other Intellectual Property

Zygo’s success and ability to compete depend substantially on its technology. Zygo has been developing a portfolio of intellectual property for over 30 years, and relies on a combination of patent, copyright, trademark, trade secret laws and license agreements to establish and protect its proprietary rights for its products.

Since Zygo introduced the first optical interferometer in 1972, it has had approximately 275 U.S. patents issued, of which approximately 213 are currently active, and approximately 110 foreign patents issued, of which approximately 77 are active. Zygo has approximately 55 U.S. and approximately 151 foreign patent applications pending. In addition, Zygo has a number of registered and unregistered trademarks.

While Zygo relies on patent, copyright, trademark and trade secret laws to protect its technology, Zygo also believes that the technological and creative skills of its personnel, new product developments, frequent product enhancements and reliable product maintenance are essential to establishing and maintaining a technology leadership position. Zygo does not expect expirations in the near future related to its active patents to have a material effect on its business.

Backlog and Orders

Backlog on June 30, 2008 was $72.3 million, an increase of $0.1 million as compared with $72.2 million on June 30, 2007. The fiscal 2008 year-end backlog consisted of $44.9 million, or 62%, in the Metrology segment and $27.4 million, or 38%, in the Optics segment. Orders for the fiscal year ended June 30, 2008 totaled $159.1 million and consisted of $121.0 million, or 76%, in the Metrology segment and $38.1 million, or 24%, in the Optics segment.

Marketing and Sales

Zygo’s sales and marketing strategy is to establish and/or solidify strategic relationships with leading OEMs and end-users in targeted sectors within its markets. The selling process for Zygo’s products is performed through its worldwide sales organization operating out of regional sales offices in California, Connecticut, China, Germany, Japan, Singapore, and Taiwan. Supporting this core sales team are business development, marketing, service, and engineering specialists representing Zygo’s various optics and metrology units in Connecticut, Arizona, California, Florida, Canada, and Singapore. Product promotion is done through trade shows, printed and e-business advertising, and industry technical organizations.

The following table sets forth the percentage of Zygo’s total sales by region (based on shipping destination, including sales delivered through distributors) during the past three years:

	Fiscal Year Ended June 30
	2008	2007	2006
Americas	48%	39%	35%
Far East:
Japan	28%	37%	45%
Pacific Rim	10%	13%	11%
Total Far East	38%	50%	56%
Europe	14%	11%	9%
Total	100%	100%	100%

Customer service is an essential part of Zygo’s business since product up time is critical given its effect on Zygo’s customers’ production efficiency. As of June 30, 2008, Zygo’s global sales customer support and service organization consisted of 110 people skilled in sales, marketing, optical and electro component repair, software, application and system integration, diagnostics and problem-solving capabilities.

Manufacturing, Raw Materials and Sources of Supply

Zygo’s principal manufacturing activities are conducted at its facilities in Middlefield, Connecticut and Tucson, Arizona. Zygo also performs manufacturing activities in its Canada, Singapore, China, and Florida facilities and utilize a third-party assembly operation in Taiwan for Zygo’s flat panel display systems.

Zygo maintains an advanced optical components manufacturing facility in Middlefield, Connecticut, specializing in the fabrication, polishing and coating of plano, or flat, optics for sales to third parties, as well as the manufacturing of a wide variety of optics that are used in Zygo’s metrology products. Zygo’s manufacturing activities for Zygo’s metrology products consist primarily of assembling and testing components and subassemblies supplied by Zygo and third-party vendors, and then integrating these components and subassemblies into its finished products.

Zygo’s optical assembly manufacturing activities are conducted in its Tucson, Arizona facility. Zygo integrates its optics, optics from third-party vendors and mechanical subsystems utilizing its metrology in this facility.

Certain components and subassemblies incorporated into Zygo’s systems are obtained from a limited group of suppliers. Zygo routinely monitors limited source supply parts, and endeavors to ensure that adequate inventory is available to maintain manufacturing schedules should the supply of any part be interrupted. Although Zygo seeks to reduce its dependence on limited source suppliers, it has not qualified a second source for some of these products and the partial or complete loss of certain of these sources could have a negative impact on its results of operations and damage customer relationships.

Employees

At June 30, 2008, Zygo employed 595 people and 13 temporary agency and independent contractors worldwide. Zygo employed 255 in manufacturing, 146 in research and development, 110 in sales and marketing and 97 in management and administration. Zygo’s employees are not represented by a labor union or a collective bargaining agreement. Zygo regards its employee relations as satisfactory.

Zygo’s Properties

Zygo owns its principal manufacturing facility and corporate headquarters, which is located on Laurel Brook Road in Middlefield, Connecticut. This facility consists of one 153,500-square-foot building on approximately 13 acres. The following table sets forth information with respect to Zygo’s facilities, which are used by both of its operating segments, except as identified otherwise below:

	Square Footage		Owned / Leased Expiration Date
Operation/Location	Manufacturing	Total
Corporate Headquarters, Eastern Regional Sales Office, and Metrology and Optics Manufacturing
Middlefield, Connecticut	89,000	153,500	Owned

Zygo - Optical Systems
Tucson, Arizona	14,560	22,560	Leased - 08/31/11

Flat Panel Display Metrology Engineering & Manufacturing
Delray Beach, Florida	4,286	10,323	Leased - 06/30/09

Zygo - Optical Systems
Costa Mesa, California	0	13,714	Leased - 10/18/10

Western Regional Sales Office and R&D Center
Sunnyvale, California	0	7,390	Leased - 10/31/08

Semiconductor Process Metrology Office
Hillsboro, Oregon	0	6,410	Leased - 03/30/13

Zygo - Laser Technology Metrology (R&D)
Watsonville, California	0	1,452	Leased - 04/14/11

Office
Franklin, Massachusetts	0	400	Leased - 06/30/09

Zygo PTE Ltd.
Singapore	0	803	Leased - 01/14/10

Zygo Taiwan
Sales Office	0	3,961	Leased - 12/31/08
Service Office	0	2,772	Leased - 04/30/09

ZygoLOT
Germany	0	3,702	Leased - 10/01/08

Zygo KK
Japan	0	1,053	Leased - 01/31/09

Zygo China
China	0	1,610	Leased - 08/15/08

Zygo Korea
Korea	0	1,507	Leased - 04/12/09

Zygo Lamda
China	3,552	12,206	Leased - 09/16/12

Zygo Canada, Inc.
Canada	2,447	6,851	Leased - 10/06/08

Machine Vision International, PTE
Singapore	2,500	10,828	Leased - 04/22/09

Total	116,345	261,042

LEGAL PROCEEDINGS INVOLVING ZYGO

An action styled Andy Bamber, individually and on behalf of all others similarly situated v. J. Bruce Robinson, et al., Zygo Corporation, Electro Scientific Industries, Inc. and Zirkon Merger Sub, LLC, was commenced on October 29, 2008 in Superior Court, State of Connecticut Judicial District of Middlesex. The filed complaint is purportedly brought on behalf of all public stockholders of Zygo against Zygo and its Board of Directors for alleged breaches of fiduciary duty and other violations of state law supposedly arising out of the proposed sale of Zygo to ESI, and against ESI and its merger subsidiary for aiding and abetting these alleged breaches of fiduciary duties. The complaint subsequently was amended on November 18, 2008 to add an additional party plaintiff (as amended, the “Complaint”).

The Complaint alleges that the proposed sale was the product of an unfair process conducted by the Board of Directors and an unfair price of 1.0233 shares of common stock of ESI for each outstanding share of common stock of Zygo. The Complaint alleges the proposed transaction is valued at approximately $173 million.

The defendants have not answered or moved with respect to the Complaint. Plaintiffs’ counsel on November 13, 2008 stipulated that the defendants need not answer or move with respect to the Complaint, as plaintiffs intend to file a further amendment to the Complaint following the filing of the Form S-4 of which this Prospectus/Proxy Statement is a part with the SEC.

From time to time, Zygo is subject to certain legal proceedings and claims that arise in the normal course of its business. In the opinion of Zygo’s management, Zygo is not party to any litigation that its management believes could have a material adverse effect on Zygo’s financial condition, results of operation or liquidity.

ZYGO STOCKHOLDER MATTERS

As of December 1, 2008, there were approximately 444 record holders of Zygo’s common stock.

The following table sets forth certain information regarding the beneficial ownership of Zygo’s common stock as of December 1, 2008 (except as otherwise noted), (i) by each person known by Zygo to own beneficially 5% or more of its common stock, (ii) by each director, (iii) by Zygo’s Chief Executive Officer, Chief Financial Officer, and its other three most highly compensated executive officers and (iv) by all directors and executive officers of Zygo as a group. All such beneficial owners have sole voting and investment power with respect to the shares of Zygo common stock shown as owned by them, except for shares which can be acquired by the exercise of stock options, and as may otherwise be noted. Unless otherwise indicated, the address for the named persons is c/o Zygo Corporation, Laurel Brook Road, Middlefield, Connecticut 06455. All shares of Zygo common stock described below will be converted into the right to receive 1.0233 shares of ESI common stock in connection with the merger.

	Amount and Nature of Beneficial Ownership (1)
Directors, Officers, and 5% Stockholders	Shares of Common Stock	Options Exercisable within 60 days	Total	Percentage of Total Shares Outstanding (1)
5% or Greater Stockholders:
Canon Inc. (2)	1,210,410	—	1,210,410	7.1%
Wellington Management Co. LLP (3)	2,384,768	—	2,384,768	14.0%
Dimensional Fund Advisors LP (4)	1,247,922	—	1,247,922	7.3%
T. Rowe Price Associates, Inc. (2)	1,194,020	—	1,194,020	7.0%
Royce & Associates LLC (5)	1,180,505	—	1,180,505	7.0%

Directors: (7)(9)
Eugene G. Banucci	11,000	26,000	37,000	*
Youssef A. El-Mansy	15,000	24,000	39,000	*
Samuel H. Fuller	11,000	26,000	37,000	*
Seymour E. Liebman (6)	52,000	30,000	82,000	*
Robert G. McKelvey	95,370	30,000	125,370	*
J. Bruce Robinson	46,355	329,625	375,980	2.2%
Robert B. Taylor	22,500	30,000	52,500	*
Carol P. Wallace	10,000	18,000	28,000	*
Bruce W. Worster (10)	12,000	29,000	41,000	*
Carl A. Zanoni	407,254	141,200	548,454	3.2%

Named Executive Officers: (7)(9)
J. Bruce Robinson	46,355	329,625	375,980	2.2%
James R. Northup	17,545	21,275	38,820	*
Brian J. Monti	44,931	136,250	181,181	1.1%
Walter A. Shephard	19,437	42,750	62,187	*
Carl A. Zanoni	407,254	141,200	548,454	3.2%
All Directors and Executive Officers as a group (17 persons) (6)(9)	814,527	1,094,450	1,908,977	10.4%

*	Less than 1%

(1)	A person is deemed to be the beneficial owner of securities owned or which can be acquired by such person within 60 days of December 1, 2008 upon the exercise of stock options. Each person’s percentage ownership is determined by assuming that such options beneficially owned by such person (but not those owned by any other person) have been exercised.

(2)	Information derived from NASDAQ online as of September 4, 2008.

(3)	Share ownership information is based on information contained in a Schedule 13F filed with the SEC on August 14, 2008. The address of this holder is Wellington Management Company, LLP, 75 State Street, Boston, MA 02109.

(4)	Share ownership information is based on information contained in a Schedule 13F filed with the SEC on July 29, 2008. The address of this holder is Dimensional Fund Advisors LP, 1299 Ocean Avenue, Santa Monica, CA 90401.

(5)	Share ownership information is based on information contained in a Schedule 13F filed with the SEC on August 11, 2008. The address of this holder is Royce & Associates LLC, 1414 Avenue of the Americas, New York, NY 10019.

(6)	Does not include 1,210,410 shares owned by Canon Inc., an affiliate of Canon U.S.A., Inc.

(7)	No shares are pledged as security.

(8)	2,000 shares are held in trust. Mr. Worster has shared voting and investment power and indirect ownership of the shares in trust.

(9)	Includes restricted shares awarded during 2005 and 2006 pursuant to our 2002 Equity Incentive Plan as follows: Eugene G. Banucci (5,000); Youssef A. El-Mansy (5,000); Samuel H. Fuller (5,000); Seymour E. Liebman (5,000); Robert G. McKelvey (5,000); J. Bruce Robinson (32,000); Robert B. Taylor (5,000); Carol P. Wallace (5,000); Bruce W. Worster (5,000); Carl A. Zanoni (10,000); Douglas J. Eccleston (10,300); Brian J. Monti (39,000); Walter A. Shephard (18,500); All Directors and Executive Officers as a group (190,400). These shares are subject to forfeiture and vesting pursuant to the terms and conditions set forth in the Plan.

Dividends

Zygo has never declared or paid a cash dividend on its capital stock and does not anticipate paying any cash dividends in the foreseeable future.

Securities Authorized For Issuance Under Equity Compensation Plans

The following table provides information about shares of Zygo’s common stock that may be issued upon the exercise of options, warrants, and rights under all of its existing equity compensation plans as of June 30, 2008, including the 2002 Equity Incentive Plan, the Amended and Restated Non-Qualified Stock Option Plan, the Amended and Restated Non-Employee Director Stock Option Plan, and the Employee Stock Purchase Plan.

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights		Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column(a))
Plan Category	(a)		(b)	(c)
Equity Compensation Plans Approved by Stockholders	2,058,639	(1)	$25.33	1,405,687
Equity Compensation Plans Not Approved by Stockholders	25,000	(2)	$18.64	—

Total	2,083,639		$25.25	1,405,687

(1)	Does not include options to purchase an aggregate of 13,072 shares of Zygo’s common stock under Zygo’s Employee Stock Purchase Plan, which were exercised for the offering period ended June 30, 2008.

(2)	Represents a warrant issued to Zetetic Institute.

Performance Graph

The Stock Price Performance graph below and related information shall not be deemed soliciting material or to be “filed” with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, except to the extent Zygo specifically incorporates this information by reference.

The graph below compares cumulative total return of our common stock with the cumulative total return of (i) the NASDAQ Composite, and (ii) a group of peer companies weighted to reflect differing market capitalizations. Companies in the peer group are Nanometrics, Inc., Rudolph Technologies, Inc., Veeco Instruments, Inc, II-VI, Incorporated, Mattson Technology, Inc., Semitool, Inc., Photon Dynamics, Inc., Electro Scientific Industries, Inc., GSI Group Inc., and Ultratech, Inc. The peer group consists of issuers selected primarily based on market capitalization and the markets they serve.

	06/30/03	06/30/04	06/30/05	06/30/06	06/30/07	06/30/08
ZYGO CORPORATION	100.00	139.88	122.50	204.88	178.63	122.88
NASDAQ COMPOSITE	100.00	129.09	127.97	136.00	164.15	142.67
PEER GROUP	100.00	162.50	119.30	122.01	129.43	109.36

INFORMATION CONCERNING ZYGO’S ESI BOARD DESIGNEES

The merger agreement provides that, effective as of the effective time, ESI will increase the size of its board of directors by one member and cause to be appointed to its board three persons who will be designated by Zygo and must be reasonably acceptable to ESI. Zygo has determined that its designees to the ESI board of directors will be Eugene G. Banucci, Youssef El-Mansy, and Bruce W. Worster. Information concerning each of these designees is set forth below.

Biographical Information

Eugene G. Banucci, age 65. Mr. Banucci has served on Zygo’s board of directors since 2003. He has been the Executive Chairman, Founder, and former Chief Executive Officer of ATMI, Inc. (a supplier of specialty materials and packaging to the semiconductor industry) for more than the last five years. He is also a Director of Clean Harbors, Inc.

Youssef El-Mansy, age 63. Mr. El-Mansy has served on Zygo’s board of directors since 2004. He is a retired Corporate Vice President and Director of logic technology development at Intel Corporation. He is also a Director of Novellus (a supplier of semiconductor manufacturing equipment in the fabrication of integrated circuits).

Bruce W. Worster, age 65. Mr. Worster has served on Zygo’s board of directors since 2002. He has been a private investor since 2001; advisor to Peninsula Equity Partners, LLC since 2002; Vice President, Strategic Manufacturing Technology of JDS Uniphase Corporation from 1999 to 2001; and President of Ultrapointe Corporation (a subsidiary of JDS Uniphase) from 1997 to 1998.

Compensation

The following table contains information concerning the compensation paid by Zygo to Messrs. Banucci, El-Mansy and Worster for the years ended June 30, 2008 and 2007.

Director Compensation

Name		Fees Earned or Paid in Cash ($)	Stock Awards ($) (1)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Eugene G. Banucci	2008	$40,000	$66,849	$—	$—	$—	$106,849
	2007	$34,750	$52,470	—	—	—	$87,220

Youssef A. El-Mansy	2008	$40,000	$66,849	$—	$—	$—	$106,849
	2007	$34,750	$52,470	—	—	—	$87,220

Bruce W. Worster	2008	$53,000	$66,849	$—	$—	$—	$119,849
	2007	$46,000	$52,470	—	—	—	$98,470

(1)	This column represents the dollar amount recognized for Zygo’s financial statement reporting purposes (under SFAS 123R) with respect to current fiscal year restricted stock and stock option awards as well as for restricted stock and stock option awards granted in prior fiscal years. The assumptions used in calculating these amounts are set forth in Note 12 to the Zygo’s Consolidated Financial Statements for the fiscal year ending June 30, 2008, included in this Prospectus/Proxy Statement.

Each of Messrs. Banucci, El-Mansy and Worster is a non-employee director of Zygo. Effective November 16, 2006, each non-employee Zygo director is granted 5,000 restricted shares of Zygo common stock on the date of each Zygo Annual Meeting during his or her service as a non-employee director. All options are exercisable at a per share exercise price equal to the fair market value of the Zygo common stock on the date of grant, vest over a four year period at 25% per year, and have a ten year term. All restricted stock vests after one year. In addition, non-employee directors receive $35,000 for an annual board retainer. Mr. Worster, as chairman of the Corporate Governance/Nominating Committee, also receives an $8,000 annual retainer. Mr. Worster, as a non-chairperson member of the Audit Committee, and Messrs. Banucci and El-Mansy, as non-chairperson members of the Compensation and Stock Option Committee, also receive annual retainers of $10,000 and $5,000, respectively. Each non-employee director is also reimbursed for out-of-pocket expenses incurred as a result of attendance at a board or committee meeting.

Compensation Committee Interlocks and Insider Participation

Neither Mr. Banucci nor Mr. El-Mansy was, during Zygo’s 2008 fiscal year, an officer or employee of Zygo or any of its subsidiaries, not did either of them have any relationship with Zygo that would require further disclosure. No interlocking relationship existed between either Mr. Banucci or Mr. El-Mansy, on the one hand, and any member of Zygo’s Compensation and Stock Option Committee or an executive officer of any other entity, on the other hand.

Transactions with Related Persons

None of Messrs. Banucci, El-Mansy, or Worster has, since the beginning of Zygo’s 2008 fiscal year, had an interest in any related person transaction, and neither currently has any interest in any proposed related person transaction, that would require disclosure.

Independence

The Zygo board of directors has determined that each of Messrs. Banucci, El-Mansy and Worster qualifies as an independent director of Zygo under applicable SEC rules and regulations and the listing standards of the Nasdaq Stock Market. In addition, Mr. Worster is an independent member of Zygo’s Audit Committee in accordance with Rule 4200(a)(15) of the listing standards of the Nasdaq Stock Market.

ESI’s board of directors has determined that, based upon information currently available, each of Messrs. Banucci, El-Mansy and Worster will qualify as an independent director of ESI under applicable SEC rules and regulations and the listing standards of the Nasdaq Stock Market, and, should any of them serve on ESI’s Audit Committee, he will satisfy the independence requirements of Rule 4200(a)(15) of the listing standards of the Nasdaq Stock Market.

ZYGO’S QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion about Zygo’s market risk involves forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. Zygo is exposed to market risk related to changes in interest rates, changes in the investment grade of marketable securities and foreign currency exchange rates. Zygo does not use derivative financial instruments for speculative or trading purposes.

Interest Rate Sensitivity

Zygo maintains a portfolio of cash equivalents and marketable securities including institutional money market funds (which may include commercial paper, certificates of deposit and U.S. treasury securities), government agency securities and corporate bonds. Zygo’s interest income is sensitive to changes in the general level of U.S. interest rates, particularly on short-term instruments. The table below presents investment amounts and related weighted average interest rates by year of maturity for Zygo’s investment portfolio.

Fair value of investments as of June 30, 2008 maturing in (dollars in millions):

	2009	2010	Thereafter
Marketable securities
Fixed rate investments	$17.7	$5.1	$1.3
Weighted average interest rate	4.2%	5.5%	4.7%

On June 30, 2008, Zygo had variable interest rate money market accounts valued at $11.7 million.

Marketable Securities Fair Market Value Sensitivity

At June 30, 2008, Zygo’s investment portfolio included auction rate securities of $1.3 million of which $0.3 million is believed to have risk exposure in subprime markets. Zygo has reviewed, along with our investment advisor, current investment ratings, company specific events and general economic conditions in determining whether there is a significant decline in fair value that is other than temporary. To the extent Zygo determines that a decline in fair value is other than temporary, the marketable security will be valued at the then current fair value and an impairment charge will be reflected in earnings. In addition, if the investment grades of the securities decline, liquidity in the market may be restricted or the market value of the security may decline. There also is the possibility that, if credit limits tighten significantly, the issuer may not have access to the capital markets to pay off the securities at the time of maturity.

Exchange Rate Sensitivity

Approximately 76% of Zygo’s fiscal 2008 net sales were denominated in U.S. dollars. At June 30, 2008, Zygo’s backlog included orders in U.S. dollars of $62.8 million, or 87% of the total backlog. Substantially all of Zygo’s costs are negotiated and paid in U.S. dollars. Significant changes in the values of foreign currencies relative to the value of the U.S. dollar can impact sales of Zygo’s products in export markets as would changes in the general economic conditions in those markets. For Zygo’s sales that are based in local currency, Zygo is exposed to foreign exchange fluctuations from the time customers are invoiced in local currency until collection occurs.

Zygo enters into forward contracts to reduce the impact of adverse fluctuations on earnings associated with foreign currency exchange rate changes. Zygo does not enter into any derivative transactions for speculative purposes. These forward contracts are entered into for periods consistent with the currency transaction exposures, generally three to nine months. Any gains and losses on the fair value of these contracts would largely offset corresponding losses and gains on the underlying transactions. The majority of Zygo’s foreign currency transactions and foreign operations are denominated in the euro and Japanese yen. In the absence of a substantial increase in sales orders in currencies other than U.S. dollars, Zygo believes a 5% appreciation or depreciation of the U.S. dollar against the euro and yen would have an immaterial impact on its consolidated financial position and results of operations.

ZYGO SELECTED QUARTERLY FINANCIAL DATA

Fiscal Year Ended 2009	Quarter 1
(Thousands, except per share amounts)
Net sales	$38,392
Gross profit	16,811
Earnings (loss) before income taxes and minority interest	1,240
Net earnings (loss)	503
Basic—Earnings (loss) per share	$0.03
Diluted—Earnings (loss) per share	$0.03

Fiscal Year Ended 2008	Quarter 1	Quarter 2	Quarter 3	Quarter 4
(Thousands, except per share amounts)
Net sales	$31,714	$40,369	$38,456	$48,497
Gross profit	11,052	16,646	15,549	21,576
Earnings (loss) before income taxes and minority interest	(1,002)	2,743	133	2,305
Net earnings (loss)	(944)	1,179	(49)	1,053
Basic—Earnings (loss) per share	$(0.05)	$0.07	—	$0.06
Diluted—Earnings (loss) per share	$(0.05)	$0.07	—	$0.06

Fiscal Year Ended 2007	Quarter 1	Quarter 2	Quarter 3	Quarter 4
(Thousands, except per share amounts)
Net sales	$41,107	$44,682	$48,655	$46,544
Gross profit	17,791	19,767	20,411	19,214
Earnings (loss) before income taxes and minority interest	5,912	6,261	6,834	6,243
Net earnings (loss)	3,652	3,714	3,966	3,810
Basic—Earnings (loss) per share	$0.20	$0.20	$0.22	$0.21
Diluted—Earnings (loss) per share	$0.20	$0.20	$0.21	$0.20

ZYGO MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Zygo is a worldwide supplier of optical metrology instruments, precision optics, and electro-optical design and manufacturing services, serving customers in the semiconductor capital equipment and industrial markets. Optical instruments products encompass non-contact optical measurement instruments. Optics products consist of high performance macro-optics components, optical coatings, and optical system assemblies. Zygo conducts the majority of its manufacturing in its 153,500 square foot facility in Middlefield, Connecticut and a 22,560 square foot leased facility in Tucson, Arizona.

Zygo had $21.9 million in its marketable securities portfolio as of September 30, 2008, of which $2.7 million is classified as long-term. The credit losses taken by major financial institutions and the reduction in the federal funds rate may have an effect on the valuation of the portfolio and Zygo’s future interest income. Zygo monitors the valuation of the individual securities in its portfolio and, if any security is deemed to have an other-than-temporary impairment, Zygo will take a charge for the impairment amount. Zygo’s portfolio contains one auction rate security for principal of $0.6 million for which Zygo has recorded an impairment charge of $0.4 million, of which $0.1 million was in the quarter ended September 30, 2008. Zygo recorded no other impairment charges on its portfolio. On securities classified as available-for-sale, which consists of a mutual fund tied to its deferred compensation plan, Zygo recorded a mark-to market charge of $0.2 million in the quarter ended September 30, 2008.

Orders for the three months ended September 30, 2008 were $28.8 million, as compared with $36.5 million for the comparable prior year period. Orders from Zygo’s Metrology Solutions segment accounted for 79% of the orders received, with the Optical Systems segment contributing the remaining 21%. The $7.7 million decline in orders from the prior quarter occurred primarily in the Optical Systems segment which experienced a push out of orders from one of its ophthalmology customers, which Zygo understands was primarily related to the effect of the current economy on elective eye surgery. Within the Metrology Solutions segment, the semiconductor equipment orders decreased year over year as capital spending in this market continues to deteriorate. Zygo expects this decline in capital spending to adversely affect its sales and orders for at least the next several quarters.

On February 28, 2008, Zygo acquired certain assets of Solvision, Inc. (“Solvision”), a Canadian-based company, including the shares of its Singapore subsidiary, for $4.1 million in cash (net of cash received). In addition, Zygo had also loaned to Solvision $1.5 million of which $0.9 was recouped as part of the purchase price allocation based on asset values. With this acquisition, Zygo entered the market for in-line inspection of flip chip substrates and IC packaging. Included in the acquisition is the patented FMI technology for rapid 3D inspection. Zygo anticipates that continued development of the FMI head and Flip Chip Substrate equipment will occur in Montreal and that the IC packaging inspection product line will continue to be developed and manufactured in Singapore.

During fiscal 2008, Zygo introduced a multiple application single sensor metrology tool for wafer measurements at 45 nanometers and below. Zygo continued strong growth in the medical sector driven by ophthalmic applications and state of the art dental device design and manufacturing. During the latter half of fiscal 2008, Zygo also formed a majority-owned joint venture in China to develop and assemble products designed for the local market.

During the second quarter of fiscal 2007, Zygo reorganized its business into two operating divisions—Metrology Solutions (Metrology segment) and Optical Systems (Optics segment). Consistent with its new business structure, beginning with Zygo’s second quarter in fiscal 2007, Zygo reported its segments as Metrology and Optics. Prior to the second quarter of fiscal 2007, Zygo’s segments were reported as Semiconductor and Industrial.

Zygo believes that within the Metrology segment, the semiconductor market continues to contain its best sales growth opportunities for the future. As such, Zygo is focusing its research and development efforts on specific semiconductor initiatives, most notably in the display and packaging markets. During fiscal 2008, Zygo expanded its office in Oregon, which houses its semiconductor process metrology group, to take advantage of opportunities in the semiconductor markets. Additionally, Zygo expanded its flat panel support infrastructure to support its backlog.

Within Zygo’s Optics segment, areas of growth continue to be in laser fusion optics and medical based products. During fiscal 2008, Zygo’s Optics segment received a $4.4 million initial order for long-range night vision surveillance systems. These systems serve a variety of critical Homeland Security, Department of Defense and Department of Energy applications.

Zygo’s backlog at June 30, 2008 was $72.3 million, an increase of $0.1 million from June 30, 2007. Orders were $40.5 million in the fourth quarter of fiscal 2008. Orders for the fourth quarter from Zygo’s Metrology segment accounted for 79% of the orders received, with the Optics segment accounting for the remaining 21%. For fiscal 2008, orders were $159.1 million, a decrease of 8% over fiscal 2007. Orders for Zygo’s lithography OEM products have experienced a sharp decline but stabilized towards the end of fiscal 2008. Zygo anticipates that the order rate for the lithography OEM products will remain constant for the foreseeable future but at a lower rate than in the past. During the latter half of fiscal 2008, Zygo has seen an increase in display systems orders.

In August 2007, Zygo’s Board of Directors authorized the repurchase of up to $25.0 million of its outstanding common stock. As of June 30, 2008, Zygo repurchased $20.0 million of its outstanding common shares. Repurchases occur from time to time as market conditions warrant through transactions in the open market. The share repurchases are effected pursuant to a plan in conformity with Rule 10b5-1 under the Exchange Act. This rule allows public companies to adopt written, pre-arranged stock trading plans when they do not have material, non-public information in their possession. The adoption of this stock trading plan allows Zygo to repurchase its shares during periods when it otherwise might be prevented from doing so under insider trading laws or because of self-imposed trading blackout periods.

Critical Accounting Policies, Significant Judgments, and Estimates

The discussion and analysis of Zygo’s financial condition and results of operations are based upon Zygo’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires Zygo to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses, and related disclosures at the date of Zygo’s consolidated financial statements. On an on-going basis, Zygo’s management evaluates its estimates and judgments, including those related to bad debts, inventories, marketable securities, warranty obligations, income taxes, long-lived assets, and share-based payments. Zygo’s management bases its estimates and judgments on historical experience and current market conditions and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Zygo’s management considers Zygo’s policies on revenue recognition and allowance for doubtful accounts, inventory valuation, other than temporary impairment of marketable securities, share-based compensation, warranty costs, accounting for income taxes, valuation of long-lived assets and accruals for health insurance to be critical accounting policies due to the estimates, assumptions, and application of judgment involved in each.

As discussed below, Zygo adopted the provisions of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”) (with the exception of the application of the statement to non-recurring non-financial assets and non-financial liabilities). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of SFAS 157 were effective for Zygo’s fiscal year beginning July 1, 2008. The adoption of the provisions of SFAS 157 did not have a material effect on Zygo.

Revenue Recognition and Allowance for Doubtful Accounts

Zygo recognizes revenue based on guidance provided in Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition,” and in accordance with Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.” Zygo recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, Zygo’s price is fixed or determinable, and collectability is reasonably assured. Zygo recognizes revenue on its standard products when title passes to the customer upon shipment. While Zygo’s standard products generally require installation, the installation is considered a perfunctory performance obligation. The standard products do not have customer acceptance criteria. Generally, software is a component of Zygo’s standard product and, as such, is not separately recognized as revenue. Standalone software products are recognized as revenue when they are shipped. Zygo has standard rights of return which relate to defective products under warranty that Zygo accounts for as a warranty provision under SFAS No. 5, “Accounting for Contingencies.”

Zygo does not have any price protection agreements or other post shipment obligations. For custom equipment where customer acceptance is part of the sales agreement, revenue is recognized when the customer has accepted the product. In cases where custom equipment does not have customer acceptance as part of the sales agreement, Zygo recognizes revenue upon shipment, as long as the system meets the specifications as agreed upon with the customer. Certain transactions have multiple deliverables, with the deliverables clearly defined. To the extent that the secondary deliverables are other than perfunctory, Zygo recognizes the revenue on each deliverable, if separable, or on the completion of all deliverables, if not separable. Revenue generated from development contracts are recorded on a cost-plus basis in the period services are rendered.

Certain customer transactions include payment terms whereby Zygo receives a partial payment of the total order amount prior to the related sale being recognized in its financial statements. These advance payments are included in accrued progress payments in the consolidated balance sheet. Generally, these progress payments relate to orders for custom equipment that require a lengthy build cycle and, in some cases, acceptance by the customer. Zygo may negotiate payment terms with these customers on these particular orders and secure certain payments prior to or on shipment of the equipment. These payments remain in accrued progress payments until Zygo’s applicable revenue recognition criteria have been met.

Zygo maintains an allowance for doubtful accounts based on a continuous review of customer accounts, payment patterns, and specific collection issues. Zygo performs on-going credit evaluations of its customers and does not require collateral from its customers. For many of its international customers, Zygo requires an irrevocable letter of credit from the customer before a shipment is made. If the financial condition of Zygo’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required.

Inventory Valuation

Inventories are valued at the lower of cost or market, cost being determined on a first-in, first-out basis. Zygo’s management evaluates the need to record adjustments for impairment of inventory on a monthly basis. Zygo’s policy is to assess the valuation of all inventories, including raw materials, work-in-process, and finished goods. Obsolete inventory or inventory in excess of Zygo’s management’s estimated future usage is written down to its estimated market value, if less than its cost. Contracts with fixed prices are evaluated to determine if estimated total costs will exceed revenues. A loss provision is recorded when the judgment is made that actual costs incurred plus estimated costs remaining to be incurred based on Zygo’s management’s estimates will exceed total revenues from the contract. Inherent in the estimates of market value are Zygo’s management’s estimates related to current economic trends, future demand for Zygo’s products, and technological obsolescence. Zygo’s management estimates future product sales and service requirements, and evaluates technological changes and other possible uses to determine if inventory is excess or obsolete. If actual market conditions are different than those projected by Zygo’s management, additional inventory write-downs and loss accruals may be required.

Other Than Temporary Impairment of Marketable Securities

Zygo primarily classifies marketable securities as held-to-maturity, which requires them to be carried at amortized cost. Zygo also has certain securities that are classified as available-for-sale and trading. Zygo’s management evaluates the need to record adjustments for impairment of marketable securities on a quarterly basis. Marketable securities with unrealized depreciation in fair value for twelve or more consecutive months and other securities with unrealized losses are reviewed to determine whether the decline in fair value is other than temporary.

Investment ratings, company-specific events, general economic conditions, and other reasons are evaluated in determining if the decline in fair value is other than temporary. If it is judged that a decline in fair value is other than temporary, the marketable security is valued at the current fair value and an impairment charge is reflected in earnings.

Share-Based Compensation

Zygo calculates share-based compensation expense in accordance with SFAS 123(R), “Share-Based Payment (as amended)” using the Black-Scholes option-pricing model to calculate the fair value of share-based awards. The key assumptions for this valuation method include the expected term of an option grant, stock price volatility, risk-free interest rate, dividend yield, and forfeiture rate. The determination of these assumptions is based on past history and future expectations, and is subject to a high level of judgment. To the extent any of the assumptions were to change from year to year, the fair value of new option grants may vary significantly.

Warranty Costs

Zygo provides for the estimated cost of product warranties at the time revenue is recognized. Zygo considers historical warranty costs actually incurred and specifically identified circumstances to establish the warranty liability. The warranty liability is reviewed on a quarterly basis. Should actual costs differ from Zygo’s management’s estimates, revisions to the estimated warranty liability would be required. A one percent change in actual costs would have an impact of approximately $10,000 on Zygo’s financial condition and results of operations.

Accounting for Income Taxes

Zygo recognizes deferred income tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and operating loss and tax credit carryforwards. SFAS No. 109, “Accounting for Income Taxes,” requires the establishment of a valuation allowance to reflect the likelihood of the realization of deferred tax assets. Zygo records a valuation allowance to reduce its deferred tax assets to an estimated realizable amount based on historical and forecasted results. While Zygo’s management has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event Zygo’s management were to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the valuation allowance would increase income in the period such determination was made. Likewise, should Zygo’s management determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the valuation allowance would be charged to income in the period such determination was made. Zygo’s effective tax rate may vary from period to period based on changes to the valuation allowance, changes in pre-tax income between jurisdictions that have higher or lower tax rates, changes to federal, state, or foreign tax laws, and deductibility of certain costs and expenses by jurisdiction.

Zygo adopted the provisions of FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes,” on July 1, 2007. Among other tax guidance, FIN 48 requires applying a “more likely than not” threshold to the recognition and de-recognition of tax positions. As a result of this adoption, Zygo recognized a liability for unrecognized income tax benefits of $1.5 million, an increase in income tax receivables of $0.6 million, and a charge of approximately $0.9 million to the July 1, 2007 retained earnings balance. As of the adoption date, Zygo had gross tax-affected unrecognized tax benefits of $1.8 million, of which $1.2 million, if recognized, would affect the effective tax rate. Due to Zygo’s net operating loss carryforwards, Zygo has accrued no interest and penalties for the unrecognized tax benefits; however, Zygo’s accounting policy is to recognize interest related to unrecognized tax benefits in interest expense. Penalties, if incurred, would be recognized as a component of income tax expense. In the normal course of business, Zygo provides for uncertain tax positions and adjusts its unrecognized tax benefits accordingly. For the year ended June 30, 2008, Zygo recognized an additional liability of $0.1 million for uncertain tax positions. The total liability for uncertain tax liabilities was $1.9 million at June 30, 2008. Zygo is not aware of any tax positions that would create a significant adjustment to the unrecognized tax benefits during July 1, 2008 through June 30, 2009.

Valuation of Long-Lived Assets

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the carrying value of intangible assets and other long-lived assets is reviewed on a regular basis for the existence of facts or circumstances, both internally and externally, that may suggest impairment. Some factors Zygo considers important, which could trigger the impairment review, include a significant decrease in the market value of an asset, a significant change in the extent or manner in which an asset is used, a significant adverse change in the business climate that could affect the value of an asset, an accumulation of costs for an asset in excess of the amount originally expected, a current period operating loss or cash flow decline combined with a history of operating loss or cash flow uses or a projection that demonstrates continuing losses, and a current expectation that, it’s more likely than not, a long-lived asset will be disposed of at a loss before the end of its estimated useful life.

If one or more of such facts or circumstances exist, Zygo evaluates the carrying value of long-lived assets to determine if impairment exists based upon estimated undiscounted future cash flows over the remaining useful life of the assets and comparing that value to the carrying value of the assets. If the carrying value of the assets is greater than the estimated future cash flows, the assets are written down to the estimated fair value. Zygo determines the estimated fair value of the assets based on a current market value of the assets. If a current market value is not readily available, a projected discounted cash flow method is applied using a discount rate determined by Zygo’s management to be commensurate with the risk inherent in the current business model. Zygo’s cash flow estimates contain Zygo’s management’s best estimates, using appropriate and customary assumptions and projections at the time.

Health Insurance

Zygo is self-insured for the majority of its group health insurance. Zygo relies on claims experience in determining an adequate liability for claims incurred, but not reported. To the extent actual claims exceed estimates, Zygo may be required to record additional expense. A one percent change in actual claims would have an impact of approximately $30,000 on Zygo’s financial condition and results of operations.

Results of Operations

FIRST QUARTER OF FISCAL 2009 COMPARED WITH FIRST QUARTER OF FISCAL 2008

Net Sales

	Fiscal 2009		Fiscal 2008
(Dollars in millions)	Amount	Net Sales %	Amount	Net Sales %
Quarter ended September 30
Metrology Solutions	$27.7	72%	$19.9	63%
Optical Systems	10.7	28%	11.8	37%
Total	$38.4	100%	$31.7	100%

Overall, net sales for the three months ended September 30, 2008 increased 21% as compared with the prior year period, reflecting increases in the Metrology Solutions segment sales of 39%, partially offset by a decrease in Optical Systems segment sales of 9%. The increase in Metrology Solutions segment sales was primarily due to volume increases in display solutions of $3.6 million, vision systems of $1.9 million, instruments of $1.3 million, and semiconductor products of $1.1 million. The vision systems business was acquired in the third quarter of fiscal 2008. The decrease in the Optical Systems segment was primarily due to decreases in contract manufacturing sales related to medical equipment. Total sales to Canon represented 19% of total sales in the three months ended September 30, 2008, as compared with 18% in the comparable prior year period. Despite an increase in lithography sales from Canon for the three months ended September 30, 2008 to $4.2 million from $3.1 million in the comparable prior year period, Zygo expects future Canon lithography sales to decline over the remainder of the year.

Sales in U.S. dollars for the three months ended September 30, 2008 were approximately 77% of total net sales, with the remaining 23% being in Euro or Yen. For Zygo’s sales which are based in foreign currency, Zygo is exposed to foreign exchange fluctuations from the time customers are invoiced in foreign currency until collection occurs. Significant changes in the values of foreign currencies relative to the value of the U.S. dollar, or in the general economic conditions in Zygo’s export markets, could materially impact the sales of Zygo’s products in these markets and Zygo’s consolidated financial position and results of operations.

Gross Profit by Segment

	Fiscal 2009		Fiscal 2008
(Dollars in millions)	Amount	Gross Profit %	Amount	Gross Profit %
Quarter ended September 30
Metrology Solutions	$13.6	49%	$8.2	41%
Optical Systems	3.2	30%	2.9	24%
Total	$16.8	44%	$11.1	35%

Gross profit as a percentage of net sales for the three months ended September 30, 2008 was 44% which represents an increase of nine percentage points as compared with the prior year period. Within the Metrology Solutions segment, the increase in gross profit as a percentage of net sales for the three months of fiscal 2009 as compared with fiscal 2008 is due to a combination of product mix and cost containment measures. Higher margin products, including display and vision systems, represented a larger percentage of Zygo’s Metrology sales. Actions taken in fiscal 2008 to right-size the factory for current production levels also increased Zygo’s gross profit percentage by four percentage points in the Metrology division. Within the Optical Systems segment, the increase in gross profit as a percentage of net sales for the three months ended September 30, 2008 as compared with the same period in the prior year primarily due to product mix of higher margin shipments. The first quarter of fiscal 2008 also included the initial production run of the helmet mounted display units that resulted in zero margin due to cost over-runs on the initial units.

Selling, General, and Administrative Expenses (“SG&A”)

	Fiscal 2009		Fiscal 2008
(Dollars in millions)	Amount	% of Sales	Amount	% of Sales
Quarter ended September 30	$9.6	25%	$7.4	23%

SG&A expenses increased in the three months ended September 30, 2008 by $2.2 million from the comparable prior year period, primarily due to the inclusion of $1.1 million of vision systems expenses in the current quarter. Zygo acquired the assets of the vision systems unit in February 2008 so there were no comparable expenses in the prior year. Excluding vision systems expenses, administration expenses increased $0.6 million and selling expenses increased $0.4 million. The increase in administration expenses is primarily due to costs associated with the contemplated merger with ESI of $0.4 million. The increase in selling expenses is primarily related to commissions of $0.3 million and employee costs of $0.1 million.

Research, Development, and Engineering Expenses (“RD&E”)

	Fiscal 2009		Fiscal 2008
(Dollars in millions)	Amount	% of Sales	Amount	% of Sales
Quarter ended September 30	$5.6	15%	$5.6	18%

RD&E for the three months ended September 30, 2008 remained relatively stable between periods. The inclusion of vision systems increased Zygo’s RD&E costs by $0.8 million. This increase was offset by a reduction in RD&E in Zygo’s lithography group of a similar amount. The reduction in lithography RD&E is related to the slowdown in capital spending in the semiconductor market. RD&E spending in the three months ended September 30, 2008 was concentrated on Zygo’s semiconductor initiatives and core instruments products.

Provision for Doubtful Accounts and Notes

	Fiscal 2009		Fiscal 2008
(Dollars in millions)	Amount	% of Sales	Amount	% of Sales
Quarter ended September 30	$0.4	0.0%	$—	0.0%

Provision for doubtful accounts and notes for the three months ended September 30, 2008 increased by $0.4 million as compared with the prior year period, primarily due to the aforementioned change in the purchase allocation relating to the Solvision asset acquisition in February 2008.

Other Income (Expense)

	Fiscal 2009		Fiscal 2008
(Dollars in millions)	Amount	% of Sales	Amount	% of Sales
Quarter ended September 30	$—	—	$1.0	3%

Other income for the three months ended September 30, 2008 decreased by $1.0 million from the comparable prior year period due in part to decreased interest income of $0.4 million, unrealized and realized losses of $0.3 million on foreign currency transactions, an unrealized loss of $0.2 million for a mark-to-market charge recorded on an investment related to Zygo’s deferred compensation program, and a $0.1 million impairment charge on an auction rate security. The mark-to-market charge is offset by a reduction in SG&A for the same amount.

Income Tax Benefit (Expense)

	Fiscal 2009		Fiscal 2008
(Dollars in millions)	Amount	Tax Rate %	Amount	Tax Rate %
Quarter ended September 30	$(0.5)	37%	$0.4	36%

The income tax rate for the three months ended September 30, 2008 remained relatively the same as the comparable prior year period.

Fiscal 2008 Compared with Fiscal 2007

Net Sales

	Year Ended
(Dollars in millions)	June 30, 2008	Net Sales %	June 30, 2007	Net Sales %
Segment
Metrology	$105.7	66%	$132.3	73%
Optics	53.3	34%	48.7	27%
Total	$159.0	100%	$181.0	100%

Net sales in the Metrology segment decreased 20% in fiscal 2008 as compared with the prior year. The decrease in net sales of $26.6 million within the Metrology segment was primarily due to volume decreases in lithography sales of $24.6 million, display sales of $10.5 million, and semiconductor sales of $2.5 million, partially offset by an increase in instrument sales of $9.0 million and vision systems from the Solvision acquisition of $2.1 million. The increase in instrument sales was primarily due to a $5.1 million increase in sales in Zygo’s Europe region based on volume.

Net sales in the Optics segment increased 9% in fiscal 2008 as compared with the prior year. The increase in net sales of $4.6 million within the Optics segment was primarily due to an increased volume of laser and precision optics of $4.8 million, offset by a decrease in contract manufacturing sales, which includes medical components, of $0.2 million.

Approximately 76% of all fiscal 2008 net sales were denominated in U.S. dollars. Significant changes in the values of foreign currencies relative to the value of the U.S. dollar can influence the sales of Zygo’s products in export markets, as would changes in the general economic conditions in those markets.

Gross Profit

	Year Ended
(Dollars in millions)	June 30, 2008	Net Sales %	June 30, 2007	Net Sales %
Segment
Metrology	$50.5	48%	$62.2	47%
Optics	14.3	27%	15.0	31%
Total	$64.8	41%	$77.2	43%

In fiscal 2008, gross profit as a percentage of net sales in the Metrology segment increased one percentage point as compared with the prior year. Gross profit as a percentage of sales in the Optics segment decreased by four percentage points for fiscal 2008 as compared with the prior year. This decrease was primarily due to shipments in the first half of fiscal 2008 for the initial production run of the helmet mounted display units that resulted in zero margin due to cost over-runs on the initial units.

Selling, General, and Administrative Expenses (“SG&A”)

	Year Ended
(Dollars in millions)	June 30, 2008	Net Sales %	June 30, 2007	Net Sales %
	$38.5	24%	$32.9	18%

SG&A in fiscal 2008 as compared with fiscal 2007 increased $5.6 million primarily due to increases in selling and marketing activities of $7.0 million, partially offset by a reduction in general and administrative expenses of $1.4 million. The increase in selling and marketing expenses included an additional $2.4 million in commission expense, primarily related to instrument sales in Europe, an increase of $1.5 million related to the planned increased presence in Asia, a $0.9 million increase in semiconductor sales and marketing efforts, an $0.8 million increase in optics division sales and marketing efforts, and the incurrence of $0.6 million in expenses for vision systems for the four month period. The decrease in general and administrative costs was primarily related to a reduction in employee costs of $3.1 million, including management bonus and employee profit sharing expense, offset by an increase for vision systems of $1.0 million for the first four months of operation, and of $0.8 million related to share-based compensation expense.

Research, Development, and Engineering Expenses (“RD&E”)

	Year Ended
(Dollars in millions)	June 30, 2008	Net Sales %	June 30, 2007	Net Sales %
	$24.3	15%	$22.0	12%

The increase in RD&E costs in fiscal 2008 was primarily related to increased spending on Zygo’s semiconductor initiatives of $1.7 million, display solutions of $1.0 million and vision systems of $0.9 million, and within the optics division of $0.5 million. These RD&E cost increases were partially offset by a decrease of $1.7 million in Zygo’s precision positioning systems and instruments business. Zygo continues to focus and build on its semiconductor initiatives as one of its core areas of expected future growth.

Income Tax Expense

	Year Ended
(Dollars in millions)	June 30, 2008	Tax Rate %	June 30, 2007	Tax Rate %
	$1.5	37%	$9.1	36%

The overall tax rate increased by one percentage point when compared with the prior year primarily due to the repeal of the deduction attributable to the Extraterritorial Income Exclusion (“EIE”) on December 31, 2006.

Net Earnings

	Year Ended
(Dollars in millions)	June 30, 2008	Sales %	June 30, 2007	Sales %
	$1.2	1%	$15.1	8%

Net earnings in fiscal 2008 decreased by 92% as compared with the prior year. Net earnings per diluted share were $0.07 for fiscal 2008, as compared with $0.81 per diluted share for fiscal 2007. The decreased earnings were primarily the result of decreased net sales in precision positioning systems, display solutions, and semiconductor solutions and increased SG&A and R&D expenses due to additional spending within instruments, the semiconductor initiatives and the inclusion of Solvision operating expenses, which are reflected in Zygo’s results for the last four months of the fiscal year.

Transactions with Stockholder

Sales to Canon, a stockholder, customer, and distributor of certain of Zygo’s products in Japan amounted to $7.2 million (19% of net sales), $5.6 million (18% of net sales), $30.7 million (19% of net sales), $48.1 million (27% of net sales), and $61.4 million (36% of net sales) for the three months ended September 30, 2008, the three months ended September 30, 2007 and the years ended June 30, 2008, 2007, and 2006, respectively. Selling prices of products sold to Canon are based, generally, on the normal terms customarily given to distributors. Revenues generated from a development contract with Canon were recorded on a cost-plus basis. At September 30, 2008 and June 30, 2008 and 2007, there were, in the aggregate, $2.1 million, $3.0 million and $4.5 million, respectively, of trade accounts receivable from Canon.

In September 2002, Zygo entered into a contract with Canon related to the development of certain interferometers. In March 2004, Zygo signed a preliminary agreement to begin further add-on work; the definitive agreement for this additional work was signed in December 2004. In February 2005, Zygo entered into two additional agreements with Canon related to the development of prototype production tools and accessories. During the twelve months ended June 30, 2007, Zygo recognized revenue of $4.1 million under the Canon development services contract compared with $20.0 million for the comparable prior period. Our development services contract with Canon was completed during the third quarter of fiscal 2007.

Liquidity and Capital Resources

Zygo assesses its liquidity in terms of its ability to generate cash to fund its operating, investing, and financing activities. Zygo’s principal source of liquidity is operating cash flows. In addition to operating cash flows, other significant factors that affect Zygo’s overall management of liquidity include: capital expenditures, customer credit requirements, investments in businesses, common stock repurchases, and the adequacy of available bank lines of credit.

First Quarter of Fiscal 2009

Zygo assesses its liquidity in terms of its ability to generate cash to fund its operating, investing, and financing activities. Zygo’s principal source of liquidity is operating cash flows. In addition to operating cash flows, other significant factors that affect Zygo’s overall management of liquidity include: capital expenditures, customer credit requirements, investments in businesses, common stock repurchases, and the adequacy of available bank lines of credit.

Recent distress in the financial markets, including extreme volatility in security prices, severely diminished liquidity and credit availability, rating downgrades of certain investments, and declining valuations of others, has had an adverse impact on financial market activities. Zygo has assessed the implications of these factors on its current business and determined that there has not been a significant impact to its financial positions, results of operations, or liquidity during the first three months of fiscal 2009.

At September 30, 2008, cash and marketable securities were $52.2 million, an increase of $1.2 million from $51.0 million at June 30, 2008. Zygo’s marketable securities consist of corporate bonds ($21.2 million), mutual fund ($0.5 million), and an auction rate security ($0.2 million). The credit losses taken by major financial institutions and the reduction in the Federal Reserve rate may have an effect on the valuation of the portfolio and Zygo’s future interest income.

The composition of Zygo’s marketable securities by industry sector is as follows: 44% Finance, 16% Utilities, 9% Retail, 5% Real Estate, 4% Healthcare, 2% Consumer Goods, and 20% Other. Although invested heavily in the finance sector, Zygo has the intent and the ability to hold until maturity all securities classified as held to maturity at September 30, 2008 ($21.2 million). Zygo believes there are no impairments in its investments other than those already taken.

The cash equivalents balance in Zygo’s money market account of $16.7 million as of September 30, 2008 is invested in U.S. government securities. Zygo does not believe there is any risk to liquidity in the money market account, nor are there currently any limits on redemptions.

While the impact of continued market volatility cannot be predicted, Zygo believes it has sufficient operating flexibility and cash reserves to maintain adequate amounts of liquidity and to meet its future liquidity requirements for at least the next twelve months.

Cash Flow from Operating Activities

	Three Months Ended September 30,
	2008	2007
Net cash flows provided by (used for) operating activities	$4.1	$(1.6)

Cash flow from operating activities for the first three months of fiscal 2009 increased by $5.7 million as compared with the prior year period. This was primarily due to a positive change in net income of $1.4 million and an increase in accounts payable, accrued expenses, and taxes payable of $6.5 million. These increases in cash flow from operating activities were offset in part by the negative change in inventory related cash flows of $3.3 million, as a result of increasing inventory levels in the three months ended September 30, 2008 as compared with essentially flat inventory levels in the comparable prior year period. Through September 30, 2008, Zygo has not experienced any significant adverse change in the payment cycles from our customers generally.

Cash Flow from Investing Activities

	Three Months Ended September 30,
	2008	2007
Net cash flows provided by investing activities	$0.4	$7.6

Cash flows provided by investing activities for the first three months of fiscal 2009 decreased by $7.2 million as compared with the prior year period. This change was primarily related to a net $6.9 million decrease in proceeds from the maturity of marketable securities.

Cash Flow from Financing Activities

	Three Months Ended September 30,
	2008	2007
Net cash flows provided by (used for) financing activities	$0.2	$(4.5)

Cash flows used for financing activities in the three months ended September 30, 2008 decreased by $4.7 million as compared with the prior year period. This decrease was primarily related to the repurchase of common stock during the three month period ended September 30, 2007 of $4.9 million.

There were no borrowings outstanding under Zygo’s $3.0 million bank line of credit agreement during the first quarter of fiscal 2009. The line of credit agreement expired in November 2008 and Zygo has decided not to renew the agreement for another year.

Fiscal 2008 Compared to Fiscal 2007

At June 30, 2008, cash and marketable securities was $51.0 million, a decrease of $19.2 million from $70.2 million at June 30, 2007. The decrease in cash was primarily attributable to $20.0 million used to fund the repurchase of Zygo common stock and $5.1 million that was used for the purchase of the Solvision assets. Excluding the purchase of Zygo common stock and the purchase of the Solvision assets, cash and marketable securities would have increased $6.0 million year-over-year.

Cash flows provided by operating activities were $14.6 million for fiscal 2008 as compared with $15.1 million in fiscal 2007. Operating cash flows in fiscal 2008 were impacted primarily by decreased net earnings offset by a decrease in inventories.

Cash flows provided by investing activities for fiscal 2008 were $14.7 million as compared with cash flows used by investing activities of $17.8 million in fiscal 2007. Purchases and proceeds of marketable securities activities were $20.9 million and $48.4 million, respectively, in fiscal 2008 and $38.5 million and $31.4 million, respectively, in fiscal 2007. Acquisitions of property, plant, and equipment were $6.6 million in fiscal 2008 as compared with $10.1 million for fiscal 2007. On February 28, 2008, Zygo acquired certain assets of Solvision, including the shares of its Singapore subsidiary, for $4.1 million in cash (net of cash received). In addition, Zygo had also loaned to Solvision $1.5 million of which $0.9 million was allocated to the value of assets received.

Cash flows used for financing activities for fiscal 2008 were $19.9 million as compared with cash flows provided by financing activities of $0.3 million in fiscal 2007. In August 2007, Zygo’s Board of Directors approved a stock repurchase program of up to $25.0 million. Zygo repurchased $20.0 million of stock through June 30, 2008.

There were no borrowings outstanding under Zygo’s $3.0 million bank line of credit agreement at June 30, 2008 and 2007.

Contractual Obligations

The following table summarizes Zygo’s significant contractual obligations at June 30, 2008, and the effect such obligations are expected to have on Zygo’s liquidity and cash flows in future periods.

	Payments Due By Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(Dollars in millions)
Operating leases	$4.7	$1.8	$2.6	$0.3	$—
Purchase obligations	1.3	1.3	—	—	—
Total	$6.0	$3.1	$2.6	$0.3	$—

Off-Balance Sheet Arrangements

Zygo have not created, and are not party to, any special-purpose or off-balance sheet entities for the purpose of raising capital, incurring debt, or operating parts of Zygo’s business that are not consolidated into Zygo’s financial statements. Zygo have not guaranteed any obligations of a third party.

ZYGO’S CONTROLS AND PROCEDURES

This section sets forth matters that were certified by Zygo’s Chief Executive Officer and Chief Financial Officer on September 15, 2008 in connection with Zygo’s Form 10-K for its fiscal year ended June 30, 2008.

Zygo’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, carried out an evaluation, as of the end of the period covered by Zygo’s Form 10-K for the fiscal year ended June 30, 2008, of the effectiveness of Zygo’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based upon their evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of such period, Zygo’s disclosure controls and procedures were effective in recording, processing, summarizing and reporting on a timely basis information required to be disclosed by Zygo in the reports that Zygo files or submit under the Exchange Act and were effective in ensuring that information required to be disclosed by Zygo in the reports that it files or submits under the Exchange Act is accumulated and communicated to Zygo’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

There were no changes in Zygo’s internal controls over financial reporting that occurred during Zygo’s most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, Zygo’s internal control over financial reporting.

Report of Management on Zygo Corporation’s Internal Control Over Financial Reporting

We, as members of management of Zygo, are responsible for establishing and maintaining adequate internal control over financial reporting, as such term is identified in Exchange Act Rule 13a-15(f). Zygo’s internal control over financial reporting is a process designed to provide reasonable assurance to Zygo’s management and Board of Directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Zygo; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of Zygo are being made only in accordance with authorizations of management and directors of Zygo; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Zygo’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Under the supervision and with the participation of management, including our principal executive and financial officers, we assessed Zygo’s internal control over financial reporting as of June 30, 2008, based on criteria for effective internal control over financial reporting established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, we concluded that the Company maintained effective internal control over financial reporting as of June 30, 2008 based on the specified criteria.

Deloitte & Touche LLP, the independent registered public accounting firm that also audited Zygo’s consolidated financial statements for the three years in the period ended June 30, 2008, audited the operating effectiveness of internal control over financial reporting and issued their attestation report which is included on page 166.

ZYGO FINANCIAL INFORMATION

The following financial information concerning Zygo is set forth in the pages that follow:

•

Report, dated September 12, 2008, of Deloitte & Touche LLP, Zygo’s Independent Registered Public Accounting Firm, concerning Zygo’s consolidated balance sheets as of June 30, 2008 and 2007 and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended June 30, 2008;

•	Zygo’s consolidated balance sheets as of June 30, 2008 and 2007;

•	Zygo’s consolidated statements of operations for each of the three years in the period ended June 30, 2008;

•	Zygo’s consolidated statements of stockholders’ equity for each of the three years in the period ended June 30, 2008;

•	Zygo’s consolidated statements of cash flows for each of the three years in the period ended June 30, 2008;

•	Notes to Zygo’s consolidated financial statements described above;

•

Report, dated September 12, 2008, of Deloitte & Touche LLP, Zygo’s Independent Registered Public Accounting Firm, concerning the consolidated financial statement schedule described in the next bullet point;

•	Schedule II -Valuation and qualifying accounts;

•	Zygo’s unaudited condensed consolidated statements of operations, balance sheets, statements of cash flows and notes thereto for the three months ended September 30, 2008 and 2007;

•	Unaudited pro forma condensed combined financial statements giving effect to the acquisition by Zygo of certain assets of SolVision, Inc.;

•

Auditors’ report, dated November 21, 2008, of Ernst & Young LLP, Chartered Accountants, concerning the consolidated balance sheets of SolVision Inc. as at September 30, 2007 and 2006 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for the years then ended;

•	SolVision Inc. consolidated balance sheets as at September 30, 2007 and 2006;

•	SolVision Inc. consolidated statements of operations, comprehensive loss and deficit for the years ended September 30, 2007 and 2006;

•	SolVision Inc. consolidated statements of cash flows for the years ended September 30, 2007 and 2006; and

•	Notes to the SolVision Inc. consolidated financial statements described in the preceding three bullet points.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Zygo Corporation

Middlefield, Connecticut

We have audited the accompanying consolidated balance sheets of Zygo Corporation and subsidiaries (the “Company”) as of June 30, 2008 and 2007 and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended June 30, 2008. We also have audited the Company’s internal control over financial reporting as of June 30, 2008, based on the criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Zygo Corporation’s Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Zygo Corporation and subsidiaries as of June 30, 2008 and 2007 and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2008, based on the criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in Notes 1, 12 and 14 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109”, on July 1, 2007 and Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment”, on July 1, 2005.

Deloitte & Touche LLP

Hartford, Connecticut

September 12, 2008

CONSOLIDATED BALANCE SHEETS

(Thousands of dollars, except share amounts)

	June 30, 2008	June 30, 2007
Assets
Current assets:
Cash and cash equivalents	$26,421	$17,826
Marketable securities (note 3)	17,639	29,453
Receivables, net of allowance for doubtful accounts of $349 and $333, respectively (notes 2, 4 and 16)	31,036	32,476
Inventories (notes 2 and 5)	37,542	43,048
Prepaid expenses	2,230	2,240
Income tax receivable (note 14)	241	—
Deferred income taxes (note 14)	12,143	15,077

Total current assets	127,252	140,120
Marketable securities (note 3)	6,963	22,879
Property, plant, and equipment, net (notes 2 and 6)	36,371	36,349
Deferred income taxes (note 14)	8,904	5,700
Intangible assets, net (notes 2 and 7)	9,522	6,110
Other assets	996	436

Total assets	$190,008	$211,594

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$7,955	$8,720
Accrued progress payments	5,226	8,770
Accrued salaries and wages	4,156	9,056
Other accrued expenses (note 9)	5,032	4,637
Deferred income taxes	32	1,103

Total current liabilities	22,401	32,286

Long-term income tax payable	1,973	—

Other long-term liabilities	844	555

Minority interest	1,844	976

Commitments and contingencies (notes 9 and 10)
Stockholders’ equity (notes 12, 13 and 14):
Common stock, $.10 par value per share:
40,000,000 shares authorized; 18,824,670 shares issued (18,692,478 in 2007); 16,732,399 shares outstanding (18,242,192 in 2007)	1,882	1,869
Additional paid-in capital	152,663	148,844
Retained earnings	32,514	32,194
Accumulated other comprehensive income:
Currency translation effects	1,316	205
Net unrealized loss on marketable securities (note 3)	(39)	—

	188,336	183,112
Less treasury stock, at cost; 2,092,271 common shares (450,286 in 2007)	25,390	5,335

Total stockholders’ equity	162,946	177,777

Total liabilities and stockholders’ equity	$190,008	$211,594

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Thousands except per share amounts)

	Fiscal Year Ended June 30,
	2008	2007	2006
Net sales:
Products	$159,036	$176,937	$148,123
Development services	—	4,051	20,014

	159,036	180,988	168,137

Cost of goods sold:
Products	94,213	100,835	88,119
Development services	—	2,970	14,247

	94,213	103,805	102,366

Gross profit	64,823	77,183	65,771
Selling, general, and administrative expenses	38,501	32,876	31,125
Research, development, and engineering expenses	24,275	22,038	15,901

Operating profit	2,047	22,269	18,745

Other income:
Interest income	2,367	2,990	2,119
Miscellaneous income (expense), net	(235)	(9)	262

Total other income	2,132	2,981	2,381

Earnings from operations before income tax expense and minority interest	4,179	25,250	21,126
Income tax expense (note 14)	(1,542)	(9,132)	(5,849)
Minority interest	(1,398)	(976)	(792)

Net earnings	$1,239	$15,142	$14,485

Basic—Earnings per share:	$0.07	$0.83	$0.80
Diluted—Earnings per share:	$0.07	$0.81	$0.79

Weighted average number of shares:
Basic	17,295	18,156	18,054

Diluted	17,648	18,601	18,367

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Thousands of dollars)

	Total	Compre- hensive Income (Loss)	Retained Earnings	Accumulated Other Compre- hensive Income (Loss)	Common Stock	Treasury Stock	Paid-In Capital
Balance at July 1, 2005	$141,153		$2,567	$(80)	$1,842	$(5,287)	$142,111
Comprehensive income:
Net earnings	14,485	$14,485	14,485

Other comprehensive income (loss), net of tax:
Unrealized loss on marketable securities	(13)	(13)
Foreign currency translation effect	186	186

Other comprehensive (loss)		173		173

Comprehensive income		$14,658

Non-cash compensation charges related to stock options	1,698						1,698
Employee stock purchase	492				5		487
Exercise of employee stock options and related tax effect	937				8		929

Balance at June 30, 2006	158,938		17,052	93	1,855	(5,287)	145,225
Comprehensive income:
Net earnings	15,142	$15,142	15,142

Other comprehensive income (loss), net of tax:
Unrealized loss on marketable securities	(19)	(19)
Foreign currency translation effect	131	131

Other comprehensive income		112		112

Comprehensive income		$15,254

Non-cash compensation charges related to stock options	2,189						2,189
Employee stock purchase	323				2		321
Repurchase of company stock	(48)					(48)
Exercise of employee stock options and related tax effect	1,121				12		1,109

Balance at June 30, 2007	177,777		32,194	205	1,869	(5,335)	148,844

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY—(Continued)

(Thousands of dollars)

	Total	Compre- hensive Income (Loss)	Retained Earnings	Accumulated Other Compre- hensive Income (Loss)	Common Stock	Treasury Stock	Paid-In Capital
Comprehensive income:
Net earnings	1,239	$1,239	1,239

Other comprehensive income, net of tax:
Unrealized loss on marketable securities	(39)	(39)
Foreign currency translation effect	1,111	1,111

Other comprehensive income		1,072		1,072

Comprehensive income		$2,311

Non-cash compensation charges related to stock options	2,921						2,921
Employee stock purchase	267				2		265
Restricted stock vesting and related tax effect	(88)				4	(6)	(86)
Exercise of employee stock options and related tax effect	726				7		719
Adjustment recorded upon adoption of FIN 48 (note 14)	(919)		(919)
Repurchase of company stock	(20,049)					(20,049)

Balance at June 30, 2008	$162,946		$32,514	$1,277	$1,882	$(25,390)	$152,663

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Thousands of dollars)

	Fiscal Year Ended June 30,
	2008	2007	2006
Cash provided by operating activities:
Net earnings	$1,239	$15,142	$14,485
Adjustments to reconcile net earnings to cash provided by operating activities:
Depreciation and amortization	7,478	6,519	6,214
Loss on disposal of assets	70	190	266
Deferred income taxes	(379)	6,606	3,836
Impairment of marketable securities	291	—	—
Compensation cost related to share-based payment arrangements	2,921	2,189	1,698
Excess tax benefits from share-based payment arrangements	(43)	(190)	(128)
Minority interest	1,398	976	792
Other	764	111	5
Changes in operating accounts, excluding the effect of acquisition:
Receivables	3,505	1,833	(5,438)
Inventories	8,931	(4,964)	(3,959)
Prepaid expenses	(136)	(138)	20
Accounts payable, accrued expenses, and taxes payable	(11,462)	(13,193)	(1,773)

Net cash provided by operating activities	14,577	15,081	16,018

Cash provided by (used for) investing activities:
Additions to property, plant, and equipment	(6,580)	(10,149)	(7,441)
Purchase of marketable securities	(20,934)	(38,546)	(31,336)
Additions to intangibles and other assets	(716)	(490)	(816)
Issuance of note receivable	(559)	—	—
Investments and acquisitions, excluding cash acquired	(5,079)	—	—
Proceeds from the maturity of marketable securities	48,388	31,402	22,000
Proceeds from the formation of the joint venture and sale of other assets	222	24	9

Net cash provided by (used for) investing activities	14,742	(17,759)	(17,584)

Cash provided by (used for) financing activities:
Dividend payments to minority interest	(751)	(1,287)	(622)
Employee stock purchase	267	323	492
Excess tax benefits from share-based payment arrangements	43	190	128
Repurchase of company stock	(20,049)	(48)	—
Restricted stock vesting and related tax benefits	(88)	—	—
Exercise of employee stock options	726	1,121	937

Net cash provided by (used for) financing activities	(19,852)	299	935

Effect of exchange rate changes on cash and cash equivalents	(872)	(113)	—

Net increase (decrease) in cash and cash equivalents	8,595	(2,492)	(631)
Cash and cash equivalents, beginning of year	17,826	20,318	20,949

Cash and cash equivalents, end of year	$26,421	$17,826	$20,318

Supplemental Cash flow information:

Cash paid for income taxes were $1,375, $3,272, and $1,316 in fiscal 2008, 2007, and 2006, respectively.

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended June 30, 2008, 2007, and 2006

(Dollars in thousands, except for per share amounts)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Operations and Principles of Consolidation

Zygo Corporation is a worldwide supplier in optical metrology instruments, precision optics, and electro-optical design and manufacturing services, serving customers in the semiconductor capital equipment and industrial markets. The accompanying consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (U.S. “GAAP”) and include the accounts of Zygo Corporation and its subsidiaries (“ZYGO,” “we,” “us,” “our” or “Company”). All transactions and accounts with the subsidiaries have been eliminated from the consolidated financial statements. Minority interest related to our ownership interests of less than 100% is reported as minority interest in subsidiaries in the consolidated balance sheets. The minority ownership interest of our earnings, net of tax, is reported as minority interest in the consolidated statements of operations.

Translation of Foreign Currency Financial Statements

Zygo’s reporting currency is the U.S. dollar. The functional currency of the majority of our foreign subsidiaries is their local currency and, as such, amounts included in the consolidated statements of operations are translated at the weighted-average exchange rates for the period. Assets and liabilities are translated at period-end exchange rates and resulting foreign exchange translation adjustments are recorded in the consolidated balance sheets as a component of accumulated other comprehensive income (loss).

Foreign Currency Transactions

Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured into their respective functional currencies at exchange rates in effect at the balance sheet date. The resulting exchange gain or loss is included in our consolidated statements of operations as miscellaneous income (expense), net.

Cash and Cash Equivalents

We consider cash and investments in securities with maturities at the date of purchase of three months or less to be cash and cash equivalents.

Marketable Securities

We consider investments in securities with maturities at the date of purchase in excess of three months as marketable securities. Marketable securities consist primarily of corporate and government agency securities. Securities held by us at June 30, 2008 and 2007 were classified as held-to-maturity, available-for-sale, and trading. The held-to-maturity investments are recorded at amortized cost. The available-for-sale investments are recorded at fair value and adjusted through stockholders’ equity. Trading investments are recorded at fair value and adjusted through the statement of operations.

Inventories

Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market. Obsolete inventory or inventory in excess of management’s estimated future usage is written down to its estimated market value, if less than its cost.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred. Management evaluates, on an ongoing basis, the carrying value of our property, plant, and equipment and makes adjustments when impairments are identified. Depreciation is based on the estimated useful lives of the various classes of assets and is computed using the straight-line method.

Intangible Assets

Intangible assets include patents, trademarks, license agreements and customer lists. The cost of intangible assets is amortized on a straight-line basis, over estimated useful lives ranging from 5-17 years.

Valuation of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the carrying value of intangible assets and other long-lived assets is reviewed on a regular basis for the existence of facts or circumstances, both internally and externally, that may suggest impairment. Some factors considered important, which could trigger an impairment review, include a significant decrease in the market value of an asset, a significant change in the extent or manner in which an asset is used, a significant adverse change in the business climate that could affect the value of an asset, an accumulation of costs for an asset in excess of the amount originally expected, a current period operating loss or cash flow decline combined with a history of operating losses or cash flow uses or a projection that demonstrates continuing losses, and a current expectation that, it is more likely than not, a long-lived asset will be disposed of at a loss before the end of its estimated useful life.

If any such facts or circumstances exist, the carrying value of long-lived assets are evaluated to determine if impairment exists based upon estimated undiscounted future cash flows over the remaining useful life of the assets and comparing that value to the carrying value of the assets. If the carrying value of the assets is greater than the estimated future cash flows, the assets are written down to the estimated fair value. The estimated fair value of the assets is based on a current market value of the assets. If a current market value is not readily available, a projected discounted cash flow method is applied using a discount rate determined by management to be commensurate with the risk inherent in the current business model. Our cash flow estimates contain management’s best estimates, using appropriate and customary assumptions and projections at the time.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by valuation allowances if it is determined that it is more likely than not that the deferred tax asset will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

On July 1, 2008, ZYGO adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”). We apply a more likely than not threshold to the recognition and de-recognition of tax benefits. The calculation of the tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations. We also recognize potential liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on an estimate of whether it is more likely than not additional taxes will be due.

Revenue Recognition

Zygo recognizes revenue based on guidance provided in Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition,” and in accordance with Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.” Zygo recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, Zygo’s price is fixed or determinable, and collectability is reasonably assured. Zygo recognizes revenue on its standard products when title passes to the customer upon shipment. While Zygo’s standard products generally require installation, the installation is considered a perfunctory performance obligation. The standard products do not have customer acceptance criteria. Generally, software is a component of Zygo’s standard product and, as such, is not separately recognized as revenue. Standalone software products are recognized as revenue when they are shipped. Zygo has standard rights of return which relate to defective products under warranty that Zygo accounts for as a warranty provision under SFAS No. 5, “Accounting for Contingencies.”

Zygo does not have any price protection agreements or other post shipment obligations. For custom equipment where customer acceptance is part of the sales agreement, revenue is recognized when the customer has accepted the product. In cases where custom equipment does not have customer acceptance as part of the sales agreement, Zygo recognizes revenue upon shipment, as long as the system meets the specifications as agreed upon with the customer. Certain transactions have multiple deliverables, with the deliverables clearly defined. To the extent that the secondary deliverables are other than perfunctory, Zygo recognizes the revenue on each deliverable, if separable, or on the completion of all deliverables, if not separable. Revenue generated from development contracts are recorded on a cost-plus basis in the period services are rendered.

Certain customer transactions include payment terms whereby Zygo receives a partial payment of the total order amount prior to the related sale being recognized in its financial statements. These advance payments are included in accrued progress payments in the consolidated balance sheet. Generally, these progress payments relate to orders for custom equipment that require a lengthy build cycle and, in some cases, acceptance by the customer. Zygo may negotiate payment terms with these customers on these particular orders and secure certain payments prior to or on shipment of the equipment. These payments remain in accrued progress payments until Zygo’s applicable revenue recognition criteria have been met.

Research, Development and Engineering

Research and development costs are expensed as incurred. For fiscal 2008, 2007, and 2006, we expensed $20,350, $16,791, and $12,696 of research and development expense. Reimbursements from customers for research and development costs are recorded as offsets to the expenses. In fiscal 2007 and 2006, reimbursements totaled $170 and $1,176, respectively. There were no reimbursed research and development costs in fiscal 2008.

Earnings Per Share

Basic and diluted earnings per share are calculated in accordance with SFAS No. 128, “Earnings Per Share.”

The following table sets forth the reconciliation of weighted average shares outstanding and diluted weighted average shares outstanding:

	June 30, 2008	June 30, 2007	June 30, 2006
Weighted average shares outstanding	17,294,973	18,155,627	18,053,596
Dilutive effect of stock options and restricted stock	353,090	445,675	313,470

Diluted weighted average shares outstanding	17,648,063	18,601,302	18,367,066

For fiscal 2008, 2007, and 2006, 1,165,069, 808,665, and 782,712, respectively, of the Company’s outstanding stock options and restricted stock awards (“Stock Grants”) were excluded from the calculation of diluted earnings per share because they were antidilutive.

Share-Based Compensation

We have two share-based compensation plans, which are described in Note 12. We account for share-based compensation in accordance with SFAS 123(R), “Share-Based Payment (as amended).” SFAS No. 123(R) eliminates the alternative to use the intrinsic value method of accounting that was provided in SFAS No. 123, which generally resulted in no compensation expense recorded in the financial statements related to the issuance of equity awards to employees and directors to the extent issued at fair market value. SFAS No. 123(R) requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. SFAS No. 123(R) establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all companies to apply a fair-value-based measurement method in accounting generally for all share-based payment transactions with employees. SFAS 123(R) does not require the recording of compensation expense in periods prior to the date of adoption.

Share-based compensation expense for the fiscal year ended June 30, 2008 was $2,921, with a related tax benefit of $1,052. This increased cost of sales by $239, selling, general, and administration by $2,340, and research, development, and engineering by $342. Share-based compensation expense for the fiscal year ended June 30, 2007 was $2,189, with a related tax benefit of $788. This increased cost of sales by $244, selling, general, and administration by $1,497, and research, development, and engineering by $448. Share-based compensation expense for the fiscal year ended June 30, 2006 was $1,698, with a related tax benefit of $608. This increased cost of sales by $419, selling, general, and administration by $1,023, and research, development, and engineering by $256.

Fair Value of Financial Instruments

SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” requires that reporting entities provide, to the extent practicable, the fair value of financial instruments, both assets and liabilities. The carrying amounts of cash, accounts receivable, accounts payable, and accrued expenses approximate fair value because they are short-term in nature.

Use of Estimates

Management has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with U.S. GAAP. On an ongoing basis, management evaluates its estimates and judgments, including those related to allowances for bad debts, reserves for excess and obsolete inventories, impairments and recoverability of long-lived assets, share-based compensation, income taxes, and warranty obligations. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

In April 2008, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) No. FAS 142-3, “Determination of the Useful Life of Intangible Assets.” The final FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142, “Goodwill and Other Intangible Assets.” The FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. We are in the process of evaluating the impact FSP 142-3 will have on our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities an amendment of FASB Statement No. 133” (“SFAS 161”). Statement 161 requires disclosures of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. Statement 161 is effective for our fiscal year beginning July 1, 2009, with early adoption permitted. We are in the process of evaluating the impact of SFAS 161 on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 requires that the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated balance sheets within equity, but separate from the parent’s equity. Furthermore, the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of operations. The provisions of SFAS 160 are effective for our fiscal year beginning July 1, 2009. We are in the process of evaluating the impact of SFAS 160 on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations” (“SFAS 141R”). SFAS 141R offers specific guidance on how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquirer, and goodwill acquired or any bargain purchase gains. The provisions of SFAS 141R are effective for our fiscal year beginning July 1, 2009. We are in the process of evaluating the impact of SFAS 141R on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value, with unrealized gains and losses related to these financial instruments reported in earnings at each subsequent reporting date. The provisions of SFAS 159 are effective for our fiscal year beginning July 1, 2008. We do not expect the impact of SFAS 159 to be material on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for our fiscal year beginning July 1, 2008. We do not expect the impact of SFAS 157 to be material on our consolidated financial statements.

NOTE 2: ACQUISITION

On February 28, 2008 we acquired certain assets of Solvision, Inc. (“Solvision”), a Canadian-based company, including the shares of its Singapore subsidiary for $5,079, net of cash received under the purchase method of accounting. This amount represents $4,138 of cash and $941 representing the value of assets received for the forgiveness of a $1.5 million note extended to Solvision. The remaining balance of $559 of the note was charged to bad debt expense. This acquisition allowed us to enter the market for in-line inspection of flip chip substrates and packaged integrated circuits. Included in the acquisition is the patented Fast Moiré Interferometer (“FMI”) technology for rapid 3D inspection. This acquisition was integrated into the Metrology segment. The results of operations of this acquisition have been included the consolidated statement of operations commencing on February 28, 2008.

The following is a preliminary purchase price allocation based on the estimated fair values of the assets acquired and liabilities assumed as of the date of acquisition:

Cash	$102
Deposits	12
Accounts receivable	589
Inventory	2,034
Property and equipment	670
Customer relationships	1,290
Technology	2,046

Total assets	6,743
Less: Liabilities assumed	1,238
Deferred tax liability	324

Total	$5,181

The following disclosure presents certain information regarding the Company’s acquired intangible assets as of June 30, 2008. All acquired intangible assets are being amortized over their estimated useful lives, as indicated below, with no estimated residual values:

	Weighted Average Amortization Period	Gross Carrying Amount at February 28, 2008	Effect of Foreign Exchange	Accumulated Amortization	Net Balance at June 30, 2008
Customer relationships	7 Years	$1,290	$(9)	$(60)	$1,221
Technology	7 Years	2,046	(16)	(96)	1,934

Total		$3,336	$(25)	$(156)	$3,155

The following unaudited pro forma condensed financial information shows the results of operations for the years ended June 30, 2008 and 2007 as though the acquisition of the Solvision, Inc. assets had occurred at the beginning of each respective fiscal year. The pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the acquisition been consummated as of that time:

	Year Ended June 30,
	2008	2007
Net sales	$161,585	$186,561
Income (loss) before extraordinary items, discontinued operations, and the cumulative effect of an accounting change	$(1,422)	$8,562
Net income (loss)	$(1,422)	$8,562

Earnings per share amounts:
Basic—Earnings (loss) per share	$(0.08)	$0.47
Diluted—Earnings (loss) per share	$(0.08)	$0.46

As of June 30, 2008, the purchase price allocation has not been completed. This is due to ongoing efforts to finalize the valuation related to certain of the assets acquired. There were no contingent payments, options, or commitments contained in the acquisition agreement.

NOTE 3: MARKETABLE SECURITIES

Marketable securities consisted primarily of corporate and government agency securities for fiscal 2008 and 2007. Zygo classifies these securities as held-to-maturity, trading, or available-for-sale.

Dividend and interest income is recognized when earned. Straight-line amortization related to discounts and premiums on the purchase of marketable securities is recorded in interest income. Realized gains and losses are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

The amortized cost, gross unrealized gains and losses, and fair value of held-to-maturity securities at June 30, 2008 and 2007 were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
At June 30, 2008
Corporate, federal, state and local municipal bonds	$22,695	$103	$(51)	$22,747

At June 30, 2007
Corporate, federal, state and local municipal bonds	$52,332	$4	$(202)	$52,134

At June 30, 2008, all held to maturity securities consisted of corporate bonds.

At June 30, 2007, $38,318 consisted of corporate bonds, $9,914 consisted of federal government bonds, and $4,100 consisted of state and local municipal bonds.

The cost, gross unrealized gains and losses, and fair value of available-for-sale securities, consisting of auction rate securities, at June 30, 2008 were as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
At June 30, 2008
Corporate and local municipal bonds	$1,600	$—	$(330)	$1,270

Trading securities consist of a mutual fund investment corresponding to elections made in our deferred compensation program. The cost, gross unrealized gains and losses, and fair value of trading securities at June 30, 2008 were as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
At June 30, 2008
Mutual fund	$682	$—	$(45)	$637

Maturities of investment securities classified as held-to-maturity at June 30, 2008 and 2007 were as follows:

	June 30, 2008		June 30, 2007
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due within one year	$17,639	$17,668	$29,453	$29,366
Due after one year through five years	5,056	5,079	22,879	22,768

	$22,695	$22,747	$52,332	$52,134

Maturities of investment securities classified as available-for-sale at June 30, 2008 and 2007 were as follows:

	June 30, 2008		June 30, 2007
	Cost	Fair Value	Cost	Fair Value
Due within one year	$—	$—	$—	$—
Due after one year	1,600	1,270	—	—

	$1,600	$1,270	$—	$—

The following table shows our investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at June 30, 2008 and 2007.

	Fiscal Year 2008
	Less than 12 months		More than 12 months		Total
	Market Value	Gross Unrealized Losses	Market Value	Gross Unrealized Losses	Market Value	Gross Unrealized Losses
Corporate and other	$6,154	$(25)	$1,245	$(65)	$7,399	$(90)
US Government Agencies	—	—	—	—	—	—

	$6,154	$(25)	$1,245	$(65)	$7,399	$(90)

	Fiscal Year 2007
	Less than 12 months		More than 12 months		Total
	Market Value	Gross Unrealized Losses	Market Value	Gross Unrealized Losses	Market Value	Gross Unrealized Losses
Corporate and other	$17,938	$(53)	$15,098	$(127)	$33,036	$(180)
US Government Agencies	9,396	(18)	496	(4)	9,892	(22)

	$27,334	$(71)	$15,594	$(131)	$42,928	$(202)

In determining whether investment holdings are other than temporarily impaired, we consider the nature, cause, severity, and duration of the impairment. We and our investment advisors use analyst reports, credit ratings and other items as part of our review. We recognized an other-than-temporary impairment on one available-for-sale auction rate security during fiscal 2008 resulting in a loss of $291 which was recorded in the statements of operations as part of miscellaneous income (expense).

NOTE 4: RECEIVABLES

At June 30, 2008 and 2007, receivables were as follows:

	June 30, 2008	June 30, 2007
Trade	$30,816	$31,033
Other	569	1,776

	31,385	32,809
Allowance for doubtful accounts	(349)	(333)

	$31,036	$32,476

NOTE 5: INVENTORIES

At June 30, 2008 and 2007, inventories were as follows:

	June 30, 2008	June 30, 2007
Raw materials and manufactured parts	$17,049	$20,268
Work in process	14,763	17,115
Finished goods	5,730	5,665

	$37,542	$43,048

Inventories were reduced by reserves for excess and obsolete items of $4,602 and $4,363 as of June 30, 2008 and 2007, respectively.

NOTE 6: PROPERTY, PLANT, AND EQUIPMENT

At June 30, 2008 and 2007, property, plant, and equipment, at cost, were as follows:

	June 30, 2008	June 30, 2007	Estimated Useful Life (Years)
Land	$615	$615	—
Building and improvements	17,270	17,085	15-40
Machinery, equipment, and office furniture	62,940	56,395	3-8
Leasehold improvements	903	795	1-5
Construction in progress	2,050	5,231	—

	83,778	80,121
Less accumulated depreciation	(47,407)	(43,772)

	$36,371	$36,349

Depreciation expense for the fiscal years ended June 30, 2008, 2007, and 2006 was $7,008, $6,246, and $5,734, respectively.

NOTE 7: INTANGIBLE ASSETS

Intangible assets, at cost, at June 30, 2008 and 2007 were as follows:

	June 30, 2008	June 30, 2007	Estimated Useful Life (Years)
Patents and trademarks	$8,106	$7,504	5-17
Customer relationships and technology	3,311	—	7

	11,417	7,504
Accumulated amortization	(1,895)	(1,394)

Total	$9,522	$6,110

Intangible amortization expense for the fiscal years ended June 30, 2008, 2007 and 2006 was $570, $322, and $362, respectively. Intangible amortization expense is estimated to be approximately $890 in fiscal 2009 and approximately $900 annually in fiscal 2010-2013. Amortization expense related to patents and trademarks is included in cost of goods sold in the consolidated statements of operations. Amortization expense related to customer relationships and technology is included in selling, general and administrative expense in the consolidated statements of operations.

NOTE 8: BANK LINE OF CREDIT

We have a $3,000 unsecured bank line of credit agreement bearing interest at our choice of either the prime rate (5.00% at June 30, 2008) or the one month LIBOR rate plus a variable interest rate of 1.0% to 2.5%, based on a pricing grid related to a certain debt ratio, adjusted quarterly. The agreement contains certain financial covenants which, among others, relate to debt service and consolidated debt ratios. The line of credit is available through January 31, 2009. At June 30, 2008 and 2007, no amounts were outstanding under the bank line of credit.

NOTE 9: WARRANTY LIABILITY

A limited warranty is provided on our products for periods typically ranging from 3 to 24 months and allowances for estimated warranty costs are recorded during the period of sale. The determination of such allowances requires management to make estimates of product return rates and expected costs to repair or replace products under warranty. If actual return rates or repair and replacement costs, or both, differ significantly from management’s estimates, adjustments to recognize additional expense may be required.

The following is a reconciliation of the beginning and ending balances of our accrued warranty liability, which is included in the “other accrued expenses” line item in the consolidated balance sheets:

	June 30, 2008	June 30, 2007
Beginning balance	$1,552	$1,660
Reductions for payments made	(1,012)	(1,566)
Changes in accruals related to warranties issued in the current period	1,810	2,293
Changes in accrual related to pre-existing warranties	(1,087)	(835)

Ending balance	$1,263	$1,552

NOTE 10: COMMITMENTS AND CONTINGENCIES

From time to time, we are subject to certain legal proceedings and claims that arise in the normal course of our business. In the opinion of management, we are not party to any litigation that we believe could have a material adverse effect on our financial condition, results of operation or liquidity.

We lease certain manufacturing equipment and facilities under operating leases, some of which include cost escalation clauses, expiring on various dates through fiscal 2013. Total lease expense, net, charged to operations was $1,844, $1,363, and $1,663, in fiscal 2008, 2007, 2006, respectively. At June 30, 2008, the minimum future lease commitments under noncancellable leases payable over the remaining lives of the leases are as follows:

Minimum Future Lease Commitments
Year ending June 30,
2009	$1,837
2010	1,243
2011	872
2012	446
2013	290

Total minimum lease payments	$4,688

NOTE 11: PROFIT-SHARING PLAN

We maintain a deferred profit-sharing plan under which substantially all full-time employees are eligible to participate. The profit-sharing plan consists of a cash distribution and a 401(k) program. Profit-sharing cash distributions are determined annually at the discretion of the Board of Directors. We also maintain a 401(k) tax deferred payroll deduction program and an Employee Stock Ownership Program. Under the 401(k) program, employees may contribute a tax-deferred amount of up to 60% of their compensation, as defined. We contribute to the 401(k) program based on matching up to 4% of an employee’s contributions. Under the Employee Stock Ownership Program, we may, at the discretion of the Board of Directors, contribute our own stock or contribute cash to purchase our own stock. The purchased stock’s fair market value cannot exceed the maximum amount of employee stock ownership credit as determined under Section 416 of the Internal Revenue Code. Our contribution expenses related to the plans for the years ended June 30, 2008, 2007, and 2006, amounted to $1,035, $3,630, and $2,847, respectively.

NOTE 12: SHARE-BASED COMPENSATION PLANS

Share-Based Compensation Plans

ZYGO has two share-based compensation plans. The Zygo Corporation 2002 Equity Incentive Plan (“2002 Plan”) permits the granting of stock options to purchase shares of common stock and the granting of restricted stock up to a total of 3,300,000 shares. The exercise price per share of common stock covered by an option may not be less than the par value per share on the date of grant, and in the case of an incentive stock option, the exercise price may not be less than the market value per share on the date of grant. These options generally vest over a four year period at a rate of 25% each year. Generally, restricted stock awards have 50% of their restrictions lapse after three years and the remaining 50% lapse after four years. The 2002 Plan will expire on August 27, 2012. Pursuant to the terms of the 2002 Plan, the Board of Directors may also amend the 2002 Plan to authorize the grant of other types of equity-based awards, without further action by our stockholders. Options issued to non-employee directors are now issued under this plan. As part of director’s compensation for services to our company, non-employee directors are granted 5,000 restricted shares, which vest after one year, on an annual basis and each new non-employee director will be granted options to purchase 16,000 shares of common stock on his or her first day of service, at the market value per share on the date of grant. These options will vest over a four year period at a rate of 25% each year.

The Zygo Corporation Amended and Restated Non-Employee Director Stock Option Plan (“Director Plan”) permits the granting of non-qualified options to purchase a total of 620,000 shares (adjusted for stock splits) of common stock at prices not less than the market value of the stock on the date of grant. Under the terms of the Director Plan, as amended on September 24, 1999, each new non-employee director (other than a person who was previously an employee of ZYGO or any of our subsidiaries) was granted an option to purchase 8,000 shares of common stock, generally, on his or her first day of service as a non-employee director; and each other non-employee director was granted an option to purchase 3,000 shares of common stock on an annual basis. All options were fully exercisable on the date of grant and had a 10-year term. The Director Plan, as amended, will expire on November 17, 2009. The Company ceased granting options under this plan in fiscal 2003 and does not intend to grant further options under the Director Plan.

On June 26, 2001, the Board of Directors granted a warrant to purchase 25,000 shares of our common stock to the Zetetic Institute, a non-profit organization that provides assistance to us in connection with certain research and development activities. The warrant has an exercise price of $18.64 per share, the closing price of the common stock on the date of the grant, and vested in equal annual increments over the four-year period following the date of grant. The warrant will expire in fiscal 2011.

We use the Black-Scholes option-pricing model to calculate the fair value of stock option awards. The key assumptions for this valuation method include the expected term of the option, stock price volatility, risk-free interest rate, dividend yield, exercise price, and forfeiture rate. Under the assumptions indicated below, the weighted-average fair value of stock option grants for fiscal 2008, 2007, and 2006 were $ 4.99, $6.23, and $5.41, respectively. The table below indicates the key assumptions used in the option valuation calculations for options granted in fiscal 2008, 2007, and 2006, and a discussion of our methodology for developing each of the assumptions used in the valuation model:

	Fiscal Years Ended June 30,
	2008	2007	2006
Term	4.0 Years	4.1 Years	4.1 Years
Volatility	45.7%	52.1%	52.9%
Dividend yield	0.0%	0.0%	0.0%
Risk-free interest rate	2.5-4.2%	4.7-4.8%	3.9-4.4%
Forfeiture rate	11.0%	10.7%	10.6%

Term—This is the period of time over which the options granted are expected to remain outstanding. Options granted have a maximum term of ten years. An increase in the expected term will increase compensation expense.

Volatility—This is a measure of the amount by which a price has fluctuated or is expected to fluctuate. Volatilities are based on implied volatilities from traded options of Zygo’s shares and historical volatility of Zygo’s shares. An increase in the expected volatility will increase compensation expense.

Risk-Free Interest Rate—This is the U.S. Treasury rate for the week of the grant having a term equal to the expected term of the option. An increase in the risk-free interest rate will increase compensation expense.

Dividend Yield—We did not make any dividend payments during the last five fiscal years and we have no plans to pay dividends in the foreseeable future. An increase in the dividend yield will decrease compensation expense.

Forfeiture Rate—This is the estimated percentage of options granted that are expected to be forfeited or canceled before becoming fully vested. An increase in the forfeiture rate will decrease compensation expense.

Stock Options

Included in the information below are outstanding options from the Zygo Corporation Amended and Restated Non-Qualified Stock Option Plan which expired in fiscal 2003, to the extent the options remain available for exercise.

The following table summarizes information about our stock options granted under our share-based compensation plans for fiscal 2008, 2007, and 2006.

	June 30, 2008		June 30, 2007		June 30, 2006
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	2,057,766	$25.80	2,082,636	$26.03	2,069,175	$26.95
Granted	125,900	$12.30	175,000	$13.47	186,000	$11.80
Exercised	(69,848)	$8.44	(108,740)	$8.85	(83,340)	$9.07
Expired or cancelled	(55,179)	$34.05	(91,130)	$27.75	(89,199)	$33.20

Options—Outstanding-end of year	2,058,639	$25.33	2,057,766	$25.80	2,082,636	$26.03

Options vested or expected to vest	2,004,989	$25.68	2,018,558	$26.05	2,054,698	$26.25

Options—Exercisable-end of year	1,718,789	$27.95	1,668,766	$29.13	1,585,574	$31.19

At June 30, 2008, outstanding options at the end of the year had an intrinsic value of $792 with a weighted average remaining contractual life of 4.6 years. At June 30, 2008, options vested or expected to vest at the end of the year had an intrinsic value of $790 with a weighted average remaining contractual life of 4.5 years. In addition, exercisable options at the end of the year had an intrinsic value of $760 with a weighted average remaining contractual life of 3.9 years.

The following table summarizes information about our stock options granted under our share-based compensation plans as of June 30, 2008.

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding as of June 30, 2008	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable as of June 30, 2008	Weighted Average Exercise Price
$ 5.20 - $ 7.80	194,807	4.3	$6.48	194,807	$6.48
$ 7.90 - $11.85	705,425	4.9	$10.01	618,225	$10.04
$11.99 - $17.99	598,763	6.5	$13.56	346,113	$14.00
$18.00 - $27.00	161,292	3.0	$19.05	161,292	$19.05
$32.09 - $48.14	30,900	2.2	$42.67	30,900	$42.67
$65.69 - $98.53	367,452	2.2	$85.25	367,452	$85.25

$ 5.20 - $98.53	2,058,639	4.6	$25.33	1,718,789	$27.95

As of June 30, 2008, there was $1,411 of total unrecognized compensation cost related to stock options. These costs are expected to be recognized over a weighted average period of 2.37 years.

The total intrinsic value of stock options exercised was $280, $778, and $650 and the total fair value of stock awards vested was $1,005, 1,267, and 1,925 during the fiscal year ended June 30, 2008, 2007 and 2006, respectively.

Cash received from stock option exercises and the associated tax benefit for the fiscal year ended June 30, 2008 was $690.

Restricted Stock

The following table summarizes information about restricted stock awards granted under share-based compensation plans for the fiscal years ended June 30, 2008, 2007, and 2006:

	June 30, 2008		June 30, 2007		June 30, 2006
	Shares	Weighted Average Fair Value	Shares	Weighted Average Fair Value	Shares	Weighted Average Fair Value
Non vested balance at beginning of year	368,176	$12.90	148,200	$11.51	—	$—
Granted	327,050	$12.00	261,450	$13.92	154,800	$11.46
Vested	(43,858)	$16.46	(8,457)	$16.33	—	$—
Forfeited	(16,221)	$11.86	(33,017)	$13.86	(6,600)	$10.40

Non vested balance at end of year	635,147	$12.23	368,176	$12.90	148,200	$11.51

As of June 30, 2008, there was $5,213 of total unrecognized compensation costs related to restricted stock awards. These costs are expected to be recognized over a weighted average period of 2.4 years.

At June 30, 2008, an aggregate of 1,504,687 shares remained available for future grants under our share-based compensation plans, which cover stock awards and stock options. We issue shares to satisfy stock option exercises and restricted stock awards, as applicable.

NOTE 13: EMPLOYEE STOCK PURCHASE PLAN

ZYGO has a non-compensatory Employee Stock Purchase Plan (“ESPP”). Under the ESPP, employees who elect to participate have the ability to purchase common stock at a 5% discount from the market value of such stock. The ESPP permits an enrolled employee to make contributions to purchase shares of common stock by having withheld from his or her salary an amount between 1% and 10% of compensation. The total number of shares of common stock that may be issued under the ESPP is 500,000. At June 30, 2008 and 2007, we had withheld from employees $144 and $145, respectively, for the purchases of shares under this plan, and in July 2008 and 2007, we issued approximately 13,072 and 10,325 shares of common stock, respectively.

NOTE 14: INCOME TAXES

Total income tax expense (benefit) for each year is as follows:

	Fiscal Year Ended June 30,
	2008	2007	2006
Earnings from operations	$1,542	$9,132	$5,849
Amounts charged to stockholders’ equity	(56)	(164)	(229)

	$1,486	$8,968	$5,620

The income tax expense (benefit) for operations listed above were provided on the following pre-tax book income amounts:

	Fiscal Year Ended June 30,
	2008	2007	2006
Earnings from operations—U.S.	$(959)	$21,612	$17,759
Earnings from foreign operations	5,138	3,638	3,367

	$4,179	$25,250	$21,126

The provision (benefit) for income taxes consists of the following:

	Fiscal Year Ended June 30,
	2008	2007	2006
Current:
Federal	$44	$403	$382
State	(201)	325	158
Foreign	2,078	1,626	1,264

	1,921	2,354	1,804

Deferred:
Federal	(246)	6,411	4,006
State	221	439	118
Foreign	(354)	(72)	(79)

	(379)	6,778	4,045

Total	$1,542	$9,132	$5,849

The total income tax expense differs from the amount computed by applying the applicable U.S. federal income tax rate of 35% in fiscal 2008, 2007, and 2006 to earnings before income taxes for the following reasons:

	Fiscal Year Ended June 30,
	2008	2007	2006
Computed “expected tax expense”	$1,463	$8,837	$7,394
Increases (reductions) in taxes resulting from:
State taxes, net of federal income tax benefit	13	497	179
Export tax incentives	—	(372)	(2,034)
Research credit	—	(62)	—
Tax on foreign dividend	—	—	326
Foreign tax differential	(29)	208	(68)
Other, net	95	24	52

	$1,542	$9,132	$5,849

During fiscal 2006, the Company completed a redetermination of its fiscal 2005 and 2004 Extraterritorial Income Exclusion (“EIE”). Due to this redetermination, the Company recorded a tax benefit of $1,192. The Company’s tax rate for fiscal 2007 was negatively impacted by the repeal of the EIE. The Company claimed a benefit on foreign trading income from foreign sales through December 31, 2006. The Company does not expect any significant tax benefit from the Manufacturing Deduction as provided in IRC Sec. 199 due to its net operating loss carryforward (“NOL”) position. During fiscal 2006, the Company released a foreign tax reserve of $328 upon the completion of the taxing authorities’ audit in the foreign jurisdiction.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of June 30, 2008 and 2007 are presented below:

	June 30, 2008	June 30, 2007
Deferred tax assets:
Accounts receivable	$75	$93
Accrued liabilities and other	1,388	1,497
Inventory valuation	2,908	3,210
Deferred revenue	—	160
Stock option compensation	2,039	1,190
Intangible assets	—	20
Federal, foreign, and state net operating loss carryforwards and credits	20,377	20,321
Contributions	63	33

	26,850	26,524
Less: Valuation allowance	2,105	2,170

Deferred tax asset	24,745	24,354

Deferred tax liabilities:
Prepaid expenses	(108)	(136)
Property, plant, and equipment	(3,492)	(3,441)
Intangible assets	(277)	—

Deferred tax liability	(3,877)	(3,577)

Net deferred tax asset	$20,868	$20,777

The net current deferred tax assets and net non-current deferred tax assets as recorded on the balance sheet as of June 30, 2008 and 2007 are as follows:

	June 30, 2008	June 30, 2007
Net current deferred tax asset	$12,111	$15,077
Net noncurrent deferred tax asset	8,757	5,700

Net deferred tax asset	$20,868	$20,777

The deferred tax provisions for 2008 and 2007 do not reflect the tax benefit of $56 and $164, respectively, resulting from amounts charged to other comprehensive income and paid in capital, from the exercise of employee stock options.

During 2008, the valuation allowance changed primarily due to the generation of additional tax credits that were fully valued, along with the utilization of fully valued net operating losses.

Management believes it is more likely than not that the remaining net deferred tax assets of $20,868 as of June 30, 2008 will be realized as the results of future operations are expected to generate sufficient taxable income to do so.

At June 30, 2008, our share of the cumulative undistributed earnings of foreign subsidiaries was $4,318. No provision has been made for U.S. or additional foreign taxes on the undistributed earnings of foreign subsidiaries because we intend to continue to reinvest these earnings. Determination of the amount of unrecognized deferred tax liability associated with these earnings is not practicable.

At June 30, 2008, we have federal, state, and foreign NOL carryforwards of approximately $29,611, $20,572, and $1,716, respectively, and various state and foreign credit carryforwards of $5,569 and $110. The federal NOL will expire from fiscal 2023 through fiscal 2025, while the state NOL and credits will expire from fiscal 2013 through fiscal 2025. The foreign NOL will begin to expire in 2014. We also have federal general business credit carryforwards of approximately $4,911, which are available to reduce federal income taxes, if any, through 2019 and begin to expire in 2012. In addition, the Company also has alternative minimum tax credit carryforwards of approximately $789, which are available to reduce future federal regular income taxes, if any, over an indefinite period. The Company also has outstanding refunds from R&D tax credits of $411.

We adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” on July 1, 2007. As a result of this adoption, we recognized a liability for unrecognized income tax benefits of $1,535, an increase in income tax receivables of $616, and a charge of approximately $919 to the July 1, 2007 retained earnings balance. As of the adoption date, we had gross tax-affected unrecognized tax benefits of $1,784, of which $1,168, if recognized, would affect the effective tax rate. Due to our net operating loss carryforwards, we have accrued no interest and penalties for the unrecognized tax benefits; however, our accounting policy is to recognize interest related to unrecognized tax benefits in interest expense. Penalties, if incurred, would be recognized as a component of income tax expense. In the normal course of business, we provide for uncertain tax positions and adjust our unrecognized tax benefits accordingly. For the year ended June 30, 2008, we recognized an additional liability of $88 for uncertain tax positions. The total liability for unrecognized tax benefits was $1,872 at June 30, 2008. We are not aware of any tax positions that would create a significant adjustment to the unrecognized tax benefits during July 1, 2008 through June 30, 2009.

The following table is a reconciliation of the beginning and ending balances of unrecognized tax benefits:

Unrecognized tax benefit, July 1, 2007	$1,784
Gross increases—current filing positions	88

Unrecognized tax benefit, June 30, 2008	$1,872

We are subject to U.S. federal income tax as well as income tax in multiple state and foreign jurisdictions. We are no longer subject to U.S. federal income tax audit or tax adjustments for years prior to June 30, 1997. We are no longer subject to state and foreign income tax audit or tax adjustments for years prior to June 30, 2000 and June 30, 2003, respectively. We are currently not under income tax audit in any jurisdiction.

NOTE 15: SEGMENT REPORTING

During the second quarter of fiscal 2007, we reorganized the business into two operating divisions – Metrology Solutions (Metrology segment) and Optical Systems (Optics segment). Consistent with our new business structure, beginning with the second quarter in fiscal 2007, we reported our segments as Metrology and Optics. The Metrology segment consists of OEM and in-line products primarily for the semiconductor and industrial markets. The Optics segment consists of components and opto-mechanical assemblies primarily for the medical, defense, and aerospace industries, which are included in the industrial market. The chief operating decision-maker uses this information to allocate resources. Prior to the second quarter of fiscal 2007, our segments were reported as Semiconductor and Industrial. Fiscal 2006 segment information has been restated in a manner consistent with our new reporting segments.

	Fiscal Year Ended June 30,
	2008	2007	2006
Metrology
Sales	$105,700	$132,264	$125,880
Gross profit	50,529	62,189	56,818
Gross profit as a % of sales	48%	47%	45%

Optics
Sales	$53,336	$48,724	$42,257
Gross profit	14,294	14,994	8,953
Gross profit as a % of sales	27%	31%	21%

Total
Sales	$159,036	$180,988	$168,137
Gross profit	64,823	77,183	65,771
Gross profit as a % of sales	41%	43%	39%

Separate financial information by segment for total assets, capital expenditures, and depreciation and amortization is not available and is not evaluated by the chief operating decision-maker.

Substantially all of our operating assets, depreciation, and amortization are U.S. based. Sales by geographic area based on shipping destination were as follows:

	Fiscal Year Ended June 30,
	2008	2007	2006
Americas:
America	$75,596	$71,330	$58,446
Canada	1,551	—	—

Total Americas	77,147	71,330	58,446
Far East:
Japan	44,354	66,613	76,595
Pacific Rim	15,202	23,985	18,233

Total Far East	59,556	90,598	94,828

Europe	22,333	19,060	14,863

Total	$159,036	$180,988	$168,137

NOTE 16: TRANSACTIONS WITH STOCKHOLDER

Sales to Canon, Inc., a stockholder representing approximately 7% ownership at June 30, 2008, and Canon Sales Co., Inc., a distributor of certain of our products in Japan and a subsidiary of Canon Inc. (collectively “Canon”), amounted to $30,711 (19% of net sales), $48,147 (27% of net sales), and $61,366 (36% of net sales), for the years ended June 30, 2008, 2007, and 2006, respectively. Substantially all of these sales occurred in the Metrology segment. Selling prices of products sold to Canon are based, generally, on the normal terms given to distributors. Revenues generated from development contracts were recorded on a cost-plus basis.

In September 2002, we entered into a contract with Canon related to the development of certain interferometers. In March 2004, we signed a preliminary agreement to begin further add-on work; the definitive agreement for this additional work was signed in December 2004. In February 2005, we entered into two additional agreements with Canon related to the development of prototype production tools and accessories. Work on these development services was completed during the third quarter of fiscal 2007. During fiscal 2007 and 2006, we recognized revenue in the Metrology segment of $4,051, and $20,014, respectively, for the original contract and subsequent add-on work. At June 30, 2008 and 2007, there were, in the aggregate, $3,032 and $4,515, respectively, of trade accounts receivable from Canon.

NOTE 17: HEDGING ACTIVITIES

We enter into foreign currency forward contracts to reduce the impact of adverse fluctuations on earnings associated with foreign currency exchange rate changes. We do not enter into any derivative transactions for speculative purposes. These contracts are not designated as cash flow, fair value, or net investment hedges under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, and therefore, are marked-to-market with changes in fair value recorded to earnings. These contracts are entered into for periods consistent with the currency transaction exposures, generally three to six months. Any gains and losses on the fair value of these contracts would largely offset corresponding losses and gains on the underlying transactions.

As of June 30, 2008, we had twelve foreign currency forward contracts outstanding with notional amount aggregating to $8,336. Net unrealized (loss) gains recognized from foreign currency forward contracts for fiscal 2008, 2007 and 2006 was ($161), $148, and ($27), respectively, and are included in other income in the consolidated statements of operations. These gains or losses are substantially offset by foreign exchange losses or gains on intercompany balances recorded by our subsidiaries.

NOTE 18: QUARTERLY RESULTS (UNAUDITED)

The following table sets forth certain unaudited quarterly financial data:

	For the Fiscal Year Ended June 30, 2008
	September 30,	December 31,	March 31,	June 30,
Net sales	$31,714	$40,369	$38,456	$48,497

Gross profit	$11,052	$16,646	$15,549	$21,576

Net earnings (loss)	$(944)	$1,179	$(49)	$1,053

Basic earnings (loss) per share	$(0.05)	$0.07	$—	$0.06

Diluted earnings (loss) per share	$(0.05)	$0.07	$—	$0.06

	For the Fiscal Year Ended June 30, 2007
	September 30,	December 31,	March 31,	June 30,
Net sales	$41,107	$44,682	$48,655	$46,544

Gross profit	$17,791	$19,767	$20,411	$19,214

Net earnings	$3,652	$3,714	$3,966	$3,810

Basic earnings per share	$0.20	$0.20	$0.22	$0.21

Diluted earnings per share	$0.20	$0.20	$0.21	$0.20

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Zygo Corporation

Middlefield, Connecticut

We have audited the consolidated financial statements of Zygo Corporation and subsidiaries (the “Company”) as of June 30, 2008 and 2007, and for each of the three years in the period ended June 30, 2008, and the Company’s internal control over financial reporting as of June 30, 2008, and have issued our report thereon dated September 12, 2008 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income taxes – an Interpretation of FASB Statement No. 109”, on July 1, 2007 and Statement of Financial Accounting Standards No. 123(R) “Share-Based Payment”, on July 1, 2005); such consolidated financial statements and report is included elsewhere in this Prospectus/Proxy Statement. Our audits also included the consolidated financial statement schedule “Schedule II—Valuation and Qualifying Accounts” included in this Prospectus/Proxy Statement. This consolidated financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

Deloitte & Touche LLP

Hartford, Connecticut

September 12, 2008

ZYGO CORPORATION AND CONSOLIDATED SUBSIDIARY

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Years ended June 30, 2008, 2007, and 2006

(Thousands of dollars)

Description	Balance at Beginning of Year	Provision	Write-Offs and Other	Balance at End of Year
Year Ended June 30, 2008
Allowance for doubtful accounts	$333	$566	$550	$349
Valuation allowance on net deferred tax assets	$2,170	$(65)	$—	$2,105
Year Ended June 30, 2007
Allowance for doubtful accounts	$588	$(245)	$10	$333
Valuation allowance on net deferred tax assets	$1,630	$564	$24	$2,170
Year Ended June 30, 2006
Allowance for doubtful accounts	$663	$65	$140	$588
Valuation allowance on net deferred tax assets	$2,011	$416	$797	$1,630

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(Thousands, except per share amounts)

	Three Months Ended September 30,
	2008	2007
Net sales	$38,392	$31,714
Cost of goods sold	21,581	20,662

Gross profit	16,811	11,052
Selling, general, and administrative expenses	9,584	7,426
Research, development, and engineering expenses	5,596	5,642
Provision for doubtful accounts and notes	382	(1)

Operating profit (loss)	1,249	(2,015)

Other income (expense)
Interest income	369	811
Miscellaneous income (expense)	(378)	202

Total other income (expense)	(9)	1,013

Earnings (loss) before income taxes and minority interest	1,240	(1,002)

Income tax (expense) benefit	(461)	361
Minority interest	(276)	(303)

Net earnings (loss)	$503	$(944)

Basic—Earnings (loss) per share	$0.03	$(0.05)

Diluted—Earnings (loss) per share	$0.03	$(0.05)

Weighted average shares outstanding
Basic shares	16,775	18,193

Diluted shares	17,162	18,193

See accompanying notes to condensed consolidated financial statements.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Thousands, except share amounts)

	September 30, 2008	June 30, 2008
Assets
Current assets:
Cash and cash equivalents	$30,433	$26,421
Marketable securities	19,110	17,639
Receivables, net of allowance for doubtful accounts of $468 and $349, respectively	28,615	31,036
Inventories	40,604	37,542
Prepaid expenses and other	2,618	2,230
Income tax receivable	929	241
Deferred income taxes	9,579	12,143

Total current assets	131,888	127,252
Marketable securities	2,742	6,963
Property, plant, and equipment, net	36,327	36,371
Deferred income taxes	11,245	8,904
Intangible assets, net	8,951	9,522
Other assets	995	996

Total assets	$192,148	$190,008

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$10,095	$7,955
Accrued progress payments	6,277	5,226
Accrued salaries and wages	3,194	4,156
Other accrued liabilities	4,431	5,032
Deferred income taxes	30	32

Total current liabilities	24,027	22,401
Long-term income tax payable	1,908	1,973
Other long-term liabilities	702	844
Minority interest	2,120	1,844
Commitments and contingencies
Stockholders’ equity:
Common stock, $0.10 par value per share:
40,000,000 shares authorized; 18,914,778 shares issued (18,824,670 at June 30, 2008); 16,810,115 shares outstanding (16,732,399 at June 30, 2008)	1,891	1,882
Additional paid-in capital	153,976	152,663
Retained earnings	33,017	32,514
Accumulated other comprehensive income:
Currency translation effects	14	1,277

	188,898	188,336
Less treasury stock, at cost, 2,104,663 shares (2,092,271 at June 30, 2008)	25,507	25,390

Total stockholders’ equity	163,391	162,946

Total liabilities and stockholders’ equity	$192,148	$190,008

See accompanying notes to condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(Thousands of dollars)

	Three Months Ended September 30,
	2008	2007
Cash provided by (used for) operating activities:
Net earnings (loss)	$503	$(944)
Adjustments to reconcile net earnings (loss) to cash provided by (used for) operating activities:
Depreciation and amortization	2,042	1,714
Deferred income taxes	207	(893)
Impairment of marketable securities	99	—
Compensation cost related to share-based payments arrangements	1,022	735
Excess tax benefits from share-based payment arrangements	(9)	(10)
Minority interest	276	303
Provision for doubtful accounts and notes receivable	382	—
Other, net	140	(82)
Changes in operating accounts:
Receivables	1,816	2,213
Inventories	(3,342)	(28)
Prepaid expenses and other current assets	(1,090)	(202)
Accounts payable, accrued expenses, and taxes payable	2,068	(4,427)

Net cash provided by (used for) operating activities	4,114	(1,621)

Cash provided by investing activities:
Additions to property, plant, and equipment	(2,046)	(1,794)
Purchase of marketable securities	(5,187)	(4,963)
Additions to intangibles and other assets	(103)	(229)
Proceeds from the maturity of marketable securities	7,700	14,600

Net cash provided by investing activities	364	7,614

Cash provided by (used for) financing activities:
Employee stock purchase	122	140
Repurchase of common stock	—	(4,913)
Exercise of employee stock options	177	249
Vesting of restricted stock and related tax benefits	(118)	—
Excess tax benefits from share-based payment arrangements	9	10

Net cash provided by (used for) financing activities	190	(4,514)

Effect of exchange rate changes on cash and cash equivalents	(656)	273

Net increase in cash and cash equivalents	4,012	1,752
Cash and cash equivalents, beginning of period	26,421	17,826

Cash and cash equivalents, end of period	$30,433	$19,578

Supplemental Cash Flow Information

Income tax payments amounted to $904 and $400 for the three months ended September 30, 2008 and 2007, respectively.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except for per share amounts)

Note 1: Principles of Consolidation and Presentation

Zygo Corporation is a worldwide supplier of optical metrology instruments, precision optics, and electro-optical design and manufacturing services, serving customers in the semiconductor capital equipment and industrial markets. The accompanying condensed consolidated financial statements include the accounts of Zygo Corporation and its subsidiaries (“ZYGO,” “we,” “us,” “our” or “the Company”). The Company follows accounting principles generally accepted in the United States of America. Zygo’s reporting currency is the U.S. dollar. The functional currency of the majority of our foreign subsidiaries is their local currency and, as such, amounts included in the consolidated statements of operations are translated at the weighted-average exchange rates for the period. Assets and liabilities are translated at period-end exchange rates and resulting foreign exchange translation adjustments are recorded in the consolidated balance sheets as a component of accumulated other comprehensive income (loss). All transactions and accounts with the subsidiaries have been eliminated from the condensed consolidated financial statements. The results of operations for the three months ended September 30, 2008 are not necessarily indicative of the results to be expected for the full fiscal year.

The Condensed Consolidated Balance Sheet at September 30, 2008, the Condensed Consolidated Statements of Operations for the three months ended September 30, 2008 and 2007, and the Condensed Consolidated Statements of Cash Flows for the three months ended September 30, 2008 and 2007 are unaudited but, in management’s opinion, include all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the results of the interim periods. The accompanying condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes included in our Annual Report on Form 10-K, as amended by Form 10-K/A, for the year ended June 30, 2008, including items incorporated by reference therein.

On October 16, 2008, we and Electro Scientific Industries, Inc. (“ESI”) jointly announced the execution of a definitive agreement, providing for the two companies to merge in an all stock transaction, subject to the prior satisfaction of certain enumerated conditions precedent. Under the terms of the merger agreement, Zygo shareholders will receive 1.0233 shares of ESI stock for each share of Zygo stock in a transaction designed to be tax-free to Zygo shareholders. Upon closing, ESI will issue approximately 18.1 million shares on a diluted basis to complete the transaction resulting in the then Zygo shareholders owning 40% of the combined company.

Note 2: Earnings Per Share

Basic and diluted earnings per share are calculated in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 128, “Earnings Per Share.” For the three months ended September 30, 2008, 1,307,681 of the Company’s outstanding stock options and restricted stock awards (“Stock Grants”) were excluded from the calculation of diluted earnings per share because they were antidilutive. For the three months ended September 30, 2007, 2,640,220 of the Company’s Stock Grants were excluded from the calculation of diluted earnings per share. Due to the loss in the first quarter of fiscal 2008, dilutive shares are equal to basic shares for that period.

The following table sets forth the reconciliation of basic weighted average shares outstanding and diluted weighted average shares outstanding for the periods presented:

	Three Months Ended September 30,
	2008	2007
Basic weighted average shares outstanding	16,775,150	18,193,330
Dilutive effect of stock options and restricted shares	387,347	—

Diluted weighted average shares outstanding	17,162,497	18,193,330

Note 3: Recent Accounting Pronouncements

On July 1, 2008 we adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The adoption of the provisions of SFAS 157 is not expected to have a material effect on us. In February 2008, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position FAS 157-1, Application of SFAS No. 157 to SFAS No. 13 and Its Related Interpretative Accounting Pronouncements that Address Leasing Transactions (“FSP No. 157-1”) and FASB Staff Position FAS 157-2, Effective Date of SFAS No. 157 (“FSP No. 157-2”). FSP No. 157-1 excludes SFAS No. 13, Accounting for Leases, and its related interpretive accounting pronouncements that address leasing transactions, with the exception of fair value measurements of assets and liabilities recorded as a result of a lease transaction but measured pursuant to other pronouncements within the scope of SFAS No. 157. FSP No. 157-2 delays the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). FSP No. 157-1 and FSP No. 157-2 became effective for us upon adoption of SFAS No. 157. In October 2008, the FASB issued FASB Staff Position No. 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active (“FSP No. 157-3”). FSP No. 157-3 clarifies the application of SFAS No. 157 in cases where a market is not active. The Company has considered FSP No. 157-3 in its determination of estimated fair values as of September 30, 2008, and the impact was not material.

On July 1, 2008 we adopted the provisions of SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value, with unrealized gains and losses related to these financial instruments reported in earnings at each subsequent reporting date. We have chosen not to measure any other financial instrument or other items at fair value that are not currently required to be measured at fair value.

In April 2008, the FASB issued Staff Position (FSP) No. FAS 142-3, “Determination of the Useful Life of Intangible Assets.” The final FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142, “Goodwill and Other Intangible Assets.” The FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. We are in the process of evaluating the impact FSP 142-3 will have on our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” (“SFAS 161”). Statement 161 requires disclosures of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. Statement 161 is effective for our fiscal year beginning July 1, 2009. We are in the process of evaluating the impact of SFAS 161 on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 requires that the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated balance sheets within equity, but separate from the parent’s equity. Furthermore, the amount of consolidated net income attributable to the parent and to the noncontrolling interest must be clearly identified and presented on the face of the consolidated statement of operations. The provisions of SFAS 160 are effective for our fiscal year beginning July 1, 2009. We are in the process of evaluating the impact of SFAS 160 on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations” (“SFAS 141R”). SFAS 141R offers specific guidance on how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquirer, and goodwill acquired or any bargain purchase gains. The provisions of SFAS 141R are effective for our fiscal year beginning July 1, 2009. We are in the process of evaluating the impact of SFAS 141R on our consolidated financial statements.

Note 4: Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, which is effective for fiscal years beginning after November 15, 2007 and for interim periods within those years. This statement defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. This statement applies under other accounting pronouncements that require or permit fair value measurements. The statement indicates, among other things, that a fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. SFAS No. 157 defines fair value based upon an exit price model.

The Company adopted SFAS No. 157 on July 1, 2008, with the exception of the application of the statement to non-recurring non-financial assets and non-financial liabilities. Non-recurring nonfinancial assets and nonfinancial liabilities for which the Company has not applied the provisions of SFAS No. 157 include those initially measured at fair value in a business combination.

SFAS No. 157 establishes a valuation hierarchy for disclosure of the inputs to valuation used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on the management’s assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The following table provides the assets and liabilities carried at fair value measured on a recurring basis as of September 30, 2008:

		Fair value measurements at September 30, 2008
	Total carrying value at 30-Sep-08	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Trading securities	$489	$489	$—	$—
Available-for-sale securities	210	—	—	210
Foreign currency hedge	(36)	—	(36)	—

Total	$663	$489	$(36)	$210

When available, the Company uses quoted market prices to determine the fair value of its marketable securities included in Level 1. When quoted market prices are unobservable, the Company uses quotes from independent pricing vendors based on recent trading activity and other relevant information. The investment in Level 3 is an auction-rate security. For the period from July 1, 2008 to September 30, 2008, Level 3 assets were reduced from $270 to $210 as the result of an other than temporary impairment. There were no other activities in Level 3 fair value measurements during the period.

The carrying value of other financial instruments, including cash, accounts receivable, accounts payable, and accrued liabilities approximate fair value due to their short maturities. The remainder of our marketable securities at September 30, 2008 are accounted for as held-to-maturity investments and are recorded at amortized cost of $21,153.

The Company has adopted SFAS No. 159 effective July 1, 2008 and did not elect the fair value option for its financial instruments.

Note 5: Acquisition

On February 28, 2008 we acquired certain assets of Solvision Inc. (“Solvision”), a Canadian-based company, including the shares of its Singapore subsidiary, for $4,138 in cash (net of cash received) and recovery of part of a previously issued note receivable that was deemed uncollectable. The final purchase price allocation is subject to adjustment for finalization of the value of the assets acquired. With this acquisition, we entered the market for in-line inspection of Flip Chip Substrates and Packaged Integrated Circuits. Included in the acquisition is the patented Fast Moiré Interferometer (“FMI”) technology for rapid 3D inspection. The Consolidated Financial Statements included the results of operations of Solvision from the date of acquisition. Solvision is included in the Metrology Solutions segment.

The final purchase price allocation of the Solvision asset purchase is subject to the completion of the valuation of the assets acquired and liabilities assumed. In October 2007, we loaned $1,500 to Solvision. In December 2007, based on Solvision’s financial difficulty at the time, we recorded a reserve against the full value of the note receivable of $1,500. Based on the preliminary valuation, $941 of the note receivable was recovered as of June 30, 2008. In the first quarter of fiscal 2009, the valuation was adjusted and resulted in a further loss of $266 on the portion of the note receivable previously recovered. The valuation process is expected to be completed by the end of the second quarter of fiscal 2009.

Note 6: Share-Based Payments

We recorded share-based compensation expense for the three months ended September 30, 2008 and 2007 of $1,022 and $735, respectively, with a related tax benefit of $368 and $268, respectively.

Stock Options

We utilized the Black-Scholes valuation method to determine the weighted average fair value of the stock option grants for both fiscal 2009 and 2008 stock option valuations. The key assumptions for this valuation method include the expected term of the option, stock price volatility, risk-free interest rate, dividend yield, exercise price, and forfeiture rate. Many of these assumptions are judgmental and highly sensitive in the determination of compensation expense. Under the assumptions indicated below, the weighted-average fair value of stock option grants for the three months ended September 30, 2008 and 2007 were $4.43 and $5.05, respectively. During the three months ended September 30, 2008 and 2007, an aggregate of 137,000 and 105,900 options were issued, respectively. The table below indicates the key assumptions used in the option valuation calculations for options granted in the periods presented and a discussion of our methodology for developing each of the assumptions used in the valuation model:

	Three Months Ended September 30,
	2008	2007
Term	4.6 Years	4.0 Years
Volatility	45.5%	45.7%
Dividend yield	0.0%	0.0%
Risk-free interest rate	2.9%	4.2%
Forfeiture rate	9.5%	11.0%

Term—This is generally the period of time over which the options granted are expected to remain outstanding. Options granted have a maximum term of ten years. An increase in the expected term will increase compensation expense.

Volatility—This is a measure of the amount by which a price has fluctuated or is expected to fluctuate. Volatilities are based on implied volatilities from traded options of Zygo’s shares, historical volatility of Zygo’s shares, and other factors, such as expected changes in volatility arising from planned changes in Zygo’s business operations. An increase in the expected volatility will increase compensation expense.

Dividend Yield—We did not make any dividend payments during the last five fiscal years and we have no plans to pay dividends in the foreseeable future. An increase in the dividend yield will decrease compensation expense.

Risk-Free Interest Rate—This is the U.S. Treasury rate for the week of the grant having a term equal to the expected term of the option. An increase in the risk-free interest rate will increase compensation expense.

Forfeiture Rate—This is the estimated percentage of options granted that are expected to be forfeited or canceled before becoming fully vested. An increase in the forfeiture rate will decrease compensation expense.

Restricted Stock

Our share-based compensation expense also includes the effects of restricted stock grants and units. The compensation expense related to restricted stock awards is determined based on the market price of our stock at the date of grant applied to the total number of shares that are anticipated to fully vest, which is then amortized over the expected term. During the three months ended September 30, 2008 and 2007, an aggregate of 156,700 and 164,550 restricted stock grants and units were issued at a weighted grant price of $10.68 and $12.35, respectively. Generally, the restrictions on the restricted stock grants and units granted to employees lapse at a rate of 50% after three years and 50% after four years.

Note 7: Comprehensive Loss

	Three Months Ended September 30,
	2008	2007
Total comprehensive loss was as follows:
Net earnings (loss)	$503	$(944)
Unrealized gain on marketable securities, net of tax	39	—
Foreign currency translation effect	(1,302)	409

Comprehensive loss	$(760)	$(535)

Note 8: Inventories

Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market. At September 30, 2008 and June 30, 2008, inventories were as follows:

	September 30, 2008	June 30, 2008
Raw materials and manufactured parts	$18,105	$17,049
Work in process	16,720	14,763
Finished goods	5,779	5,730

	$40,604	$37,542

Note 9: Property, Plant, and Equipment

Property, plant, and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred. Management evaluates, on an ongoing basis, the carrying value of our property, plant, and equipment and makes adjustments when impairments are identified. Depreciation is based on the estimated useful lives of the various classes of assets and is computed using the straight-line method. At September 30, 2008 and June 30, 2008, property, plant, and equipment were as follows:

	September 30, 2008	June 30, 2008	Estimated Useful Life (Years)
Land	$615	$615	—
Building and improvements	17,343	17,270	15-40
Machinery, equipment, and office furniture	63,508	62,940	3-8
Leasehold improvements	911	903	1-5
Construction in progress	2,482	2,050	—

	84,859	83,778
Accumulated depreciation	(48,532)	(47,407)

	$36,327	$36,371

Depreciation expense for the three months ended September 30, 2008 and 2007 was $1,843 and $1,674, respectively.

Note 10: Intangible Assets

Intangible assets include patents and trademarks. The cost of intangible assets is amortized on a straight-line basis over estimated useful lives ranging from 5-17 years. Intangible assets, at cost, at September 30, 2008 and June 30, 2008 were as follows:

	September 30, 2008	June 30, 2008
Patents and trademarks	$8,167	$8,106
Customer relationships and technology	$2,838	$3,311

	$11,005	$11,417
Accumulated amortization	(2,054)	(1,895)

Total	$8,951	$9,522

Intangible amortization expense was $185 and $85 for the three months ended September 30, 2008 and 2007, respectively. This amortization expense related to certain intangible assets is included in Cost of goods sold in the Condensed Consolidated Statements of Operations.

Note 11: Warranty

A limited warranty is provided on our products for periods ranging from 3 to 24 months and allowances for estimated warranty costs are recorded during the period of sale. The determination of such allowances requires management to make estimates of product return rates and expected costs to repair or replace products under warranty. If actual return rates or repair and replacement costs, or both, differ significantly from management’s estimates, adjustments to the expense will be required.

The following is a reconciliation of the accrued warranty liability, which is included in the Other accrued liabilities in the Condensed Consolidated Balance Sheets:

	Three Months Ended September 30,
	2008	2007
Beginning Balance	$1,263	$1,552
Reductions for payments made	(287)	(430)
Changes in accruals related to pre-existing warranties	182	(28)
Changes in accruals related to warranties made in the current period	379	375

Ending Balance	$1,537	$1,469

Note 12: Segment Information

Zygo’s Metrology Solutions division (segment) consists of OEM and in-line products primarily for the semiconductor and industrial markets. The Optical Systems division (segment) consists of components and opto-mechanical assemblies primarily for the medical, defense, and aerospace industries, which are included in the industrial market. For the three months ended September 30, 2008 and 2007, segment sales and gross profit are as follows:

	Three Months Ended September 30,
	2008	2007
Metrology Solutions
Sales	$27,737	$19,925
Gross profit	$13,571	$8,182
Gross profit as a % of sales	49%	41%
Optical Systems
Sales	$10,655	$11,789
Gross profit	$3,240	$2,870
Gross profit as a % of sales	30%	24%
Total
Sales	$38,392	$31,714
Gross profit	$16,811	$11,052
Gross profit as a % of sales	44%	35%

Separate financial information by segment for total assets, capital expenditures, and depreciation and amortization is not evaluated by our chief operating decision-maker. Substantially all of our operating expenses, assets, and depreciation and amortization are U.S. based.

Sales by geographic area were as follows:

	Three Months Ended September 30,
	2008	2007
Americas	$16,954	$15,538
Europe	4,282	4,117
Japan	9,658	9,892
Pacific Rim	7,498	2,167

Total	$38,392	$31,714

Note 13: Transactions with Stockholder

Sales to Canon Inc., a stockholder, and Canon Sales Co., Inc., a distributor of certain of our products in Japan and a subsidiary of Canon Inc. (collectively referred to as “Canon”), amounted to $7,207 (19% of net sales, respectively) for the three months ended September 30, 2008, as compared with $5,564 (18% of net sales), for the comparable prior year period. Selling prices of products sold to Canon are based, generally, on the terms customarily given to distributors. At September 30, 2008 and June 30, 2008, there were, in the aggregate, $2,112 and $3,032, respectively, of trade accounts receivable from Canon.

Note 14: Hedging Activities

We enter into foreign currency forward contracts to reduce the impact of adverse fluctuations on earnings associated with foreign currency exchange rate changes. We do not enter into any derivative transactions for speculative purposes. These contracts are not designated as cash flow, fair value, or net investment hedges under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, and therefore, are marked-to-market with changes in fair value recorded in the Condensed Consolidated Statement of Operations. These contracts are entered into for periods consistent with the expected currency transaction exposures, generally three to six months. Any gains and losses on the fair value of these contracts are expected to substantially offset corresponding losses and gains on the underlying transactions.

As of September 30, 2008, we had twelve currency contracts outstanding involving our Japanese and German operations with notional amounts aggregating $5,200. For the three months ended September 30, 2008 and 2007, we recognized net unrealized losses of $36 and $583, respectively, from foreign currency forward contracts. These unrealized losses are substantially offset by foreign exchange gains on intercompany balances recorded by our subsidiary. Any net gains and losses, after such offsets, are included in other income (expense) in the Condensed Consolidated Statements of Operations.

Note 15: Income Taxes

	Three Months Ended September 30,
	2008		2007
	Amount	Tax Rate %	Amount	Tax Rate %
Income tax (expense) benefit	$(461)	37%	$361	36%

We adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” on July 1, 2007. As a result of this adoption, we recognized a liability for unrecognized income tax benefits of $1,535, an increase in income tax receivables of $616, and a charge of approximately $919 to the July 1, 2007 retained earnings balance. As of the adoption date, we had gross tax-affected unrecognized tax benefits of $1,784, of which $1,168, if recognized, would affect the effective tax rate. Due to our net operating loss carryforwards, we have accrued no interest and penalties for the unrecognized tax benefits; however, our accounting policy is to recognize interest related to unrecognized tax benefits in interest expense. Penalties, if incurred, would be recognized as a component of income tax expense. In the normal course of business, we provide for uncertain tax positions and adjust our unrecognized tax benefits accordingly. For the quarter ended September 30, 2008, we did not recognize an additional liability for uncertain tax positions. The total liability for uncertain tax liabilities was $1,872 at September 30, 2008 and June 30, 2008. We are not aware of any tax positions that would create a significant adjustment to the unrecognized tax benefits during October 1, 2008 through September 30, 2009.

We are subject to U.S. federal income tax as well as income tax in multiple state and foreign jurisdictions. We are no longer subject to U.S. federal income tax audit or tax adjustments for years prior to June 30, 1997. We are no longer subject to state and foreign income tax audit or tax adjustments for years prior to June 30, 2000 and June 30, 2003, respectively. We are currently not under income tax audit in any jurisdiction.

*****

ZYGO CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

(In thousands, except as otherwise indicated)

Introduction

The following unaudited pro forma condensed combined financial statements give effect to the acquisition by Zygo Corporation (“ZYGO”) of certain assets of SolVision, Inc. (“SolVision”) a Canadian-based company. On February 28, 2008, ZYGO acquired certain assets of SolVision including the shares of its Singapore subsidiary, for $4.1 million in cash (net of cash received). In addition, the Company had also loaned to SolVision $1.5 million, of which $0.7 million was recovered as part of the purchase price allocation based on asset values.

The effects of this transaction have been included in the audited consolidated balance sheet as of June 30, 2008 filed with ZYGO’s Form 10-K, as amended by Form 10-K/A, for the period ended June 30, 2008. As such, a pro forma condensed combined balance sheet is not required or presented in this Form 8-K/A. The effects of this transaction have been included in ZYGO’s results of operations for the four months in the period ended June 30, 2008 as filed with ZYGO’s Form 10-K, as amended by Form 10-K/A, for the period ended June 30, 2008, as well as in ZYGO’s results of operations for the three month period ended September 30, 2008, as filed in ZYGO’s quarterly report on Form 10-Q for the period ended September 30, 2008. As such, pro forma information for a six month period is not required or presented in this Form 8-K/A. The unaudited pro forma condensed combined statement of operations is presented as if the acquisition had occurred on July 1, 2007.

The unaudited pro forma condensed combined financial statements include adjustments that are based on preliminary estimates pending the completion of the allocation of the purchase price to the acquired SolVision net assets as of June 30, 2008. The final purchase accounting adjustments recorded in connection with the acquisition of SolVision may differ from those presented herein. The unaudited pro forma condensed combined financial statements should be read in conjunction with (i) the audited historical consolidated financial statements of ZYGO included in its annual report on Form 10-K for the year ended June 30, 2008 and (ii) other information contained in the statements and reports filed by ZYGO with the Securities and Exchange Commission. The unaudited pro forma condensed combined financial statement is presented for illustrative purposes only and is not necessarily indicative of the financial results that would have occurred if the SolVision acquisition had been consummated on the dates indicated, nor is it necessarily indicative of the results of operations of ZYGO in the future. The pro forma adjustments, as described below, are based upon available information and certain assumptions that ZYGO’s management believes are reasonable. The unaudited pro forma condensed combined financial statements do not give effect to any anticipated cost savings or other financial benefits expected to result from the SolVision acquisition.

ZYGO CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED

STATEMENT OF OPERATIONS

For the Year Ended June 30, 2008

(Thousands, except per share amounts)

	ZYGO Historical	SolVision Historical*	Proforma Adjustments		Proforma Combined
Net sales	$159,036	$3,737	$—		$162,773
Cost of goods sold	94,213	1,724	(139)	(a)	95,798

Gross profit	64,823	2,013	139		66,975

Selling, general, and administrative expenses	38,501	4,090	(241)	(a)	42,350
Research, development, and engineering expenses	24,275	1,558	—		25,833

Operating profit (loss)	2,047	(3,635)	380		(1,208)

Other income:
Interest income (expense)	2,367	(1,474)	1,474	(b)	2,367
Miscellaneous income (expense), net	(235)	231	(200)	(c)	(204)

Total other income (expense)	2,132	(1,243)	1,274		2,163

Earnings (loss) from operations before income tax (expense) benefit and minority interest	4,179	(4,878)	1,654		955
Income tax (expense) benefit	(1,542)	135	—	(d)	(1,407)
Minority interest	(1,398)	—	—		(1,398)

Net earnings (loss)	$1,239	$(4,743)	$1,654		$(1,850)

Basic—Loss per share	$0.07				$(0.11)
Diluted—Loss per share	$0.07				$(0.11)

Weighted average number of shares
Basic	17,295				17,295

Diluted	17,648				17,295

*	Represents eight months of SolVision Inc.’s results of operations for the period from July 1, 2007 to February 28, 2008, the date of acquisition. Included therein are applicable period results from SolVisions’s audited financial statements for the year ended September 30, 2007.

The accompanying notes are an integral part of this unaudited pro forma condensed combined financial statement.

ZYGO CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

(In thousands)

The unaudited pro forma condensed combined statement of operations is presented as if the acquisition occurred on July 1, 2007. The unaudited pro forma condensed combined financial statements include adjustments that are based on preliminary estimates to reflect the allocation of the purchase price to SolVision’s net assets as of February 28, 2008. The final purchase accounting adjustments recorded in connection with the acquisition of SolVision may differ from those presented herein. The results of operations for the months of March 2008 through June 2008 related to SolVision are included in the ZYGO historical amounts.

Pro Forma Adjustments:

(a) Depreciation and amortization expense has been decreased to reflect a lower basis after applying purchase accounting due to a lower estimated fair value of the acquired assets from their historical cost basis. The estimated fair value of the acquired fixed assets and intangible assets were $670 and $3,012, respectively. Depreciation and amortization expense was decreased by $224 to reflect the lower estimated fair value of assets acquired below their cost basis. The estimated useful lives of the fixed assets and intangible assets acquired were 5 and 7 years, respectively. Amortization expense was also decreased to reflect the elimination of $156 of amortization of deferred financing costs attributable to the costs of debt and other instruments not assumed by Zygo.

(b) Interest and accretion expense has been decreased by $1,474 for interest expense related to the SolVision debt outstanding that was not assumed by Zygo as part of the acquisition.

(c) An unrealized gain of $200 related to the change in the exchange rate associated with the convertible debentures was eliminated due to the convertible debentures not being assumed by Zygo in the transaction.

(d) There is no income tax adjustment related to the pro forma adjustments due to the assumption that the tax benefit generated by the SolVision losses would require a valuation allowance based on past SolVision operating losses.

Consolidated Financial Statements of

SolVision, Inc.

September 30, 2007 and 2006

AUDITORS’ REPORT

To the Shareholders of

SolVision Inc.

We have audited the consolidated balance sheets of SolVision Inc. [the “Company”] as at September 30, 2007 and 2006 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Montréal, Canada,	/s/ Ernst & Young LLP
November 21, 2008	Ernst & Young LLP
Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON

CANADA—U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph [following the opinion paragraph] when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the shareholders dated November 21, 2008 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

Montréal, Canada,	/s/ Ernst & Young LLP
November 21, 2008	Ernst & Young LLP
Chartered Accountants

SolVision Inc.

CONSOLIDATED BALANCE SHEETS

[See note 1—Going Concern Uncertainty]

As at September 30

	2007 [Cdn. $]	2006 [Cdn. $]

ASSETS [notes 9, 11 and 12]
Current assets
Cash and cash equivalents	184,346	1,585,444
Short-term investments	—	1,383,211
Accounts receivable [net of allowance for doubtful accounts of $472,558 [2006—$244,415]]	1,380,137	4,410,016
Commodity tax receivable	47,179	279,132
Inventories [note 6]	2,563,540	5,328,919
Work-in-progress	—	3,051,181
Investment tax credits and government assistance receivable [note 17]	2,966,028	2,868,969
Prepaid expenses and other assets	80,101	109,019

Total current assets	7,221,331	19,015,891
Restricted cash [note 5]	45,048	104,045
Property, plant and equipment [note 7]	1,171,832	2,441,773
Intangible assets [note 8]	1,481,617	1,583,737
Goodwill [note 8]	—	5,291,150
Deferred financing costs	—	126,256

	9,919,828	28,562,852

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
Current liabilities
Bank loans [note 9]	2,449,406	2,796,104
Subordinated convertible promissory notes [note 11]	1,563,879	—
Current portion of convertible debentures [note 13]	1,245,375	1,310,748
Accounts payable and accrued liabilities [note 10]	3,763,206	4,003,330
Fair value of derivatives [note 18]	—	109,000
Deferred revenues	631,056	—
Current portion of long-term debt [note 12]	5,442,379	6,166,907

Total current liabilities	15,095,301	14,386,089
Long-term debt [note 12]	766,890	733,273
Lease inducement	56,509	73,897
Convertible debentures [note 13]	6,018,593	5,233,561
Future tax liabilities	—	174,000

	21,937,293	20,600,820

Shareholders’ (deficiency) equity
Share capital [note 14]	12,724,097	12,722,447
Other paid-in capital [note 15]	3,473,525	3,303,417
Deficit	(28,215,087)	(8,063,832)

Total shareholders’ (deficiency) equity	(12,017,465)	7,962,032

	9,919,828	28,562,852

Commitments [note 19]

See accompanying notes

On behalf of the Board:

SolVision Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS,

COMPREHENSIVE LOSS AND DEFICIT

[See note 1—Going Concern Uncertainty]

Years ended September 30
	2007 [Cdn. $]	2006 [Cdn. $]
Sales	7,496,262	14,847,428
Cost of sales	5,428,092	6,400,986

	2,068,170	8,446,442

Expenses
General and administrative	3,765,063	2,217,609
Selling and marketing	4,134,730	3,270,442
Net research and development [note 17]	3,874,987	3,626,412
Interest on long-term debt	657,782	476,753
Accretion on convertible debentures [note 13]	921,409	685,573
Accretion on subordinated convertible promissory notes [note 11]	22,208	—
Other interest and bank charges	515,731	110,100
Inventory write-down [note 6]	1,086,000	—
Amortization of property, plant and equipment	746,704	633,702
Impairment of property, plant and equipment [note 7]	756,533	—
Amortization of intangible assets	332,998	408,902
Impairment of goodwill [note 8]	5,291,150	—
Write-off of leasehold improvements	—	67,662
Amortization of deferred financing costs	126,256	12,493
Foreign exchange loss	175,459	171,655
Impairment of customer relationships [note 8]	—	1,465,328
Interest revenue	(13,585)	(58,589)

Loss before income taxes	(20,325,255)	(4,641,600)
Provision for (recovery of) income taxes
Current	—	39,327
Future	(174,000)	(351,000)

Net loss and comprehensive loss for the year	(20,151,255)	(4,329,927)
Deficit, beginning of year	(8,063,832)	(3,733,905)

Deficit, end of year	(28,215,087)	(8,063,832)

See accompanying notes

SolVision Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[See note 1—Going Concern Uncertainty]

Years ended September 30
	2007	2006
	[Cdn. $]	[Cdn. $]
OPERATING ACTIVITIES
Net loss for the year	(20,151,255)	(4,329,927)
Items not affecting cash
Amortization of property, plant and equipment	746,704	633,702
Amortization of intangible assets	332,998	408,902
Amortization of deferred financing costs	126,256	12,493
Inventory write-down	1,086,000	—
Impairment of intangible assets [note 8]	—	1,465,328
Impairment of property, plant and equipment	756,533	—
Impairment of goodwill [note 8]	5,291,150	—
Amortization of lease inducement	(17,388)	(13,041)
Write-off of leasehold improvements	—	67,662
Unrealized foreign exchange gain	(201,750)	—
Stock based compensation	137,046	45,406
Capitalized interest	225,617	—
Accretion on convertible debentures	921,409	685,573
Change in fair value of derivatives	(109,000)	109,000
Accretion on subordinated convertible promissory notes	22,208	—
Provision for future income taxes	(174,000)	(351,000)

	(11,007,472)	(1,265,902)
Net change in non-cash operating items [note 20]	8,315,183	(4,965,204)

Cash flows relating to operating activities	(2,692,289)	(6,231,106)

INVESTING ACTIVITIES
Maturities (purchases) of short-term investments	1,383,211	(1,383,211)
Additions to property, plant and equipment [note 17]	(233,296)	(1,521,219)
Additions to intangible assets	(230,878)	(230,983)
Investment in wholly owned subsidiary, net of cash [note 4]	—	(82,808)

Cash flows relating to investing activities	919,037	(3,218,221)

FINANCING ACTIVITIES
Proceeds from bank loan	—	1,500,000
Repayment of bank loan	(346,698)	(111,632)
Change in restricted cash	58,997	(52,283)
Proceeds from long-term debt	331,906	5,819,858
Repayment of long-term debt	(1,205,128)	(1,193,357)
Repayments of obligations under capital leases	(43,306)	(47,650)
Proceeds from lease inducement	—	86,938
Issuance of promissory note	1,574,733	—
Deferred financing costs	—	(113,352)
Share issue costs	—	(369,243)
Proceeds from issuance of common shares	1,650	4,635,685
Proceeds from issuance of special voting shares	—	205

Cash flows relating to financing activities	372,154	10,155,169

Net change in cash and cash equivalents	(1,401,098)	705,842
Cash and cash equivalents, beginning of year	1,585,444	879,602

Cash and cash equivalents, end of year	184,346	1,585,444

Supplemental cash flow information
Interest paid	849,537	506,081

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007

SolVision Inc. [the “Company”] was incorporated under Part 1A of the Companies Act (Québec) on December 17, 1998 and began its operations on January 1, 1999. The Company operates in the high-tech field of automation and 3D artificial vision offering its clients solutions for artificial vision and automated visual inspection, particularly for the micro-electronics industry.

1. GOING CONCERN UNCERTAINTY

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles [“GAAP”] on a going concern basis, which presumes the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business for the foreseeable future. There is substantial doubt about the appropriateness of the use of the going concern assumption because of the present financial condition of the Company. As such, the realization of assets and discharge of liabilities are subject to significant uncertainty.

The Company has incurred significant losses and had an accumulated deficit of $28,215,087 as at September 30, 2007. In addition, the Company was not in compliance with the financial covenants of its bankers for both its current bank indebtedness and much of its long-term debt and was in default with respect of certain of its convertible debentures which are past due. To date, the Company has financed its cash requirements primarily through issuances of shares, investment tax credits, products sales, government incentives, long-term debt, debentures, promissory notes and its bank loans. The Company is currently pursuing several financing alternatives and a possible sale of certain assets or the business. The Company’s ability to continue as a going concern is dependent on the successful resolution of the above financing initiatives in the near term, the continued support of its lenders and its ability to sell its existing products at positive margins and achieve profitable operations in the future. The outcome of these matters is dependent upon many factors outside of the Company’s control and there is substantial uncertainty about the Company’s ability to successfully conclude on the matters.

These consolidated financial statements do not give effect to any adjustments to the carrying amounts and classifications of assets and liabilities and the reported revenues and expenses that may be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared by management in accordance with Canadian GAAP and have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the following significant accounting policies:

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries Solvision Singapore Inspection Systems Pte. Ltd., formerly Machine Vision International Pte. Ltd., [“MVI”], which was purchased on December 15, 2005, and Solvision Japan Kabushiki Kaisha. All significant intercompany transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007

amounts of revenues and expenses during the reporting years. Major estimates include the allowance for doubtful accounts, inventory provisions, impairments of long-lived assets, allocations between debt and equity for compound debt instruments with equity components, investment tax credits and the determination of the valuation allowance. Actual results could differ from those estimates and such differences could be material.

Cash and cash equivalents

Cash consists of bank deposits. Cash equivalents are short-term, highly liquid investments with original maturities of less than 90 days that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

Short-term investments

Short-term investments are recorded at cost.

Inventories

Inventories are valued at the lower of cost, which is determined on a first-in, first-out basis and market value. Market value is defined as net realizable value for finished goods and work-in-process and replacement cost for raw materials. The cost of finished goods and work-in-process includes direct costs and an allocation of overhead.

Property, plant and equipment

Property, plant and equipment including assets acquired under capital leases, are recorded at cost, net of government assistance, and are amortized over their estimated useful lives according to the following methods and rates:

Vision equipment	Declining balance, 30%
Furniture and fixtures	Declining balance, 20%
Leasehold improvements	Term of the lease, 5 years and 3 years

Intangible assets

Amortization of intangible assets is calculated over their estimated useful lives using the following methods and rates:

Patents	Straight-line, 10 years
Computer software	Declining balance, 30%
Customer relationships	Straight-line, 9 years
Acquired technologies	Straight-line, 5 years

Impairment of long-lived assets

Property, plant and equipment and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset to be held and used with the total of the undiscounted cash flows expected from its use and disposal. If such assets are considered impaired, the impairment loss to be

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007

recognized is measured by the amount by which the carrying amount of the assets exceeds its fair value generally determined on a discounted cash flow basis. Any impairment results in a write-down of the asset and a charge to income for the year.

Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the tangible and intangible assets acquired, less liabilities assumed, based on their fair values. When the Company enters into a business combination, the purchase method of accounting is used. Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit, including goodwill, is compared with its fair value. When the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of the reporting unit exceeds its fair value, in which case the implied fair value of the goodwill, determined in the same manner as the value of goodwill is determined in a business combination, is compared with its carrying amount to measure the amount of the impairment loss, if any.

Deferred financing costs

Financing costs related to the issuance of debt are deferred and amortized over the term of the related debt using the effective interest rate method.

Revenue recognition and work-in-progress

Revenues for sales of standard products or services are recognized when persuasive evidence of an arrangement exists, the price is fixed and determinable, products are accepted by customers or services are rendered, and collection is reasonably assured. In the case of advances from customers before delivery, these advances are recorded as deferred revenues.

Revenues on equipment sale contracts for non-standard equipment are recognized under the percentage-of-completion method if their completion is expected to require a significant period of time. Under the percentage-of-completion method, the ratio of costs incurred to total anticipated costs to complete the contracts is used as a measure of the extent of progress towards completion. Losses are recorded as soon as they can be determined. The excess of the costs incurred including profit margins over amounts billed is presented as work-in-progress.

Research and development costs

Research and development costs are charged to income in the year during which they are incurred, except for development costs related to products that satisfy specific criteria in terms of their technological, commercial and financial feasibility under Canadian GAAP. The Company has not deferred any such development costs to date.

Government assistance

Grant amounts resulting from government assistance programs, including investment tax credits arising from research and development expenses, are reflected as reductions of the cost of the assets or expenses to which they relate at the time the eligible expenditures are incurred and the assistance becomes receivable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007

Foreign currency translation

The Company’s foreign subsidiaries are considered to be integrated foreign entities and are accounted for in accordance with the temporal method, as are transactions in foreign currencies entered into by the Company. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the year-end exchange rate, non-monetary assets and liabilities are translated at the historical exchange rate, and revenue and expense items are translated into Canadian dollars at rates of exchange in effect at the related transaction dates. Exchange gains and losses arising from these transactions are included in the results of operations for the year.

Leases

Leases entered into by the Company in which substantially all of the benefits and risks of ownership are transferred to the Company are recorded as capital leases and classified as capital assets and obligations under capital lease. All other leases are classified as operating leases under which leasing costs are expensed in the period in which they are incurred.

Income taxes

Future tax benefits and obligations are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that future tax assets will be realized. A valuation allowance is provided to the extent that tax assets are not expected to be realized.

Stock-based compensation and other stock-based payments

The Company has a stock-based compensation plan and has applied the fair value method of accounting for all awards granted after September 30, 2003. The fair value of stock options granted is determined at the measurement date using the minimum value option pricing model, and expensed over the vesting period of the options, with a corresponding increase to other paid-in capital. Any consideration paid on the exercise of stock options is credited to share capital.

Derivative financial instruments

The Company does not use hedge accounting. At year end, all derivative financial instruments are marked to market and any financial asset or liability is recognized on the consolidated balance sheets with changes in fair value recognized in the results of operations for the year.

3. FUTURE CHANGES IN ACCOUNTING POLICIES

Effective October 1, 2007, the Company will be required to adopt the following Canadian Institute of Chartered Accountants [“CICA”] accounting standards:

Section 1506, Accounting Changes, prescribes the accounting treatment and disclosure of changes in accounting policies, changes in estimates and correction of errors.

Effective October 1, 2008, the Company is required to adopt the following CICA standards:

Section 1530, Comprehensive Income, introduces a new financial statement which shows the change in equity of an enterprise from transactions and other events and circumstances from non-owner sources.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007

Section 1535, Capital Disclosures, establishes standards for disclosing information about an entity’s capital and how it is managed.

Section 3031, Inventories, establishes the accounting treatment for inventory and provides guidance on the determination of inventory costs and their subsequent recognition as an expense, including any write-down to net realizable value.

Section 3855, Financial Instruments—Recognition and Measurement establishes standards for recognizing and measuring financial instruments, namely financial assets, financial liabilities and derivatives.

Section 3862, Financial Instruments—Disclosures, requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate the significance of financial instruments for the entity’s financial position and performance as well as the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks.

Section 3863, Financial Instruments—Presentation, establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

Section 3865, Hedges, whose application is optional, establishes how hedge accounting may be applied.

The Company is currently evaluating the effect of these sections on its results of operations, financial position and cash flows.

4. BUSINESS ACQUISITION

On December 15, 2005, the Company acquired 100% of the outstanding common shares of MVI, in exchange for 7,943,064 common shares of the Company plus an unsecured, non-interest bearing convertible debenture of $1,447,125 [U.S. $1,250,000] and $1,447,125 in cash. The total fair value of the 7,943,064 common shares was $6,210,904 based on the estimated $0.7818 per share at the time of signing an agreement to purchase. The majority shareholder of MVI prior to its acquisition was a corporation controlled by one of the founders and a director of the Company. This acquisition was accounted for under the purchase method of accounting and included in the consolidated statements of operations, comprehensive loss and deficit from the date of acquisition.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007

The allocation of the purchase price is as follows:

$
Cash	1,364,317
Other current assets	1,520,908
Intangible asset—customer relationships	1,754,411
Intangible asset—acquired technologies	868,895
Non-current assets	162,364
Goodwill	5,291,150

Total assets acquired	10,962,045

Current liabilities	1,331,891
Future tax liabilities	525,000

Total liabilities assumed	1,856,891

Net assets acquired	9,105,154

Consideration represented by:
Cash	1,447,125
Issuance of unsecured convertible debentures [note 13]	1,447,125
Issuance of common shares	6,210,904

9,105,154

The amounts ascribed to customer relationships and acquired technologies will be amortized over 9 years and 5 years, respectively. The Company anticipates that amounts allocated to customer relationships and acquired technologies assets will not be deductible for income tax purposes and has created a future tax liability in relation to these assets.

5. RESTRICTED CASH

Restricted cash includes deposits with financial institutions to collateralize guarantees provided by the financial institutions to various landlords.

6. INVENTORIES

	2007 $	2006 $
Raw materials	874,401	673,382
Work-in-process	245,921	1,375,889
Finished goods	1,443,218	3,279,648

	2,563,540	5,328,919

During the year ended September 30, 2007, the Company wrote-off inventory with a carrying value of $1,086,000 [2006—nil].

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007

7. PROPERTY, PLANT AND EQUIPMENT

	Cost $	Accumulated amortization $	Net book value $

2007
Vision equipment	1,248,754	710,391	538,363
Furniture and fixtures	732,840	395,211	337,629
Leasehold improvements	421,982	126,142	295,840

	2,403,576	1,231,744	1,171,832

2006
Vision equipment	3,243,993	1,637,079	1,606,914
Furniture and fixtures	695,603	238,495	457,108
Leasehold improvements	419,723	41,972	377,751

	4,359,319	1,917,546	2,441,773

Certain furniture and fixtures totalling $239,884 as at September 30, 2007 [2006—$239,884] are assets under capital leases. The corresponding net book value is $87,604 [2006—$109,505].

During the year ended September 30, 2007, the Company wrote-off vision equipment which will no longer be used in the operations with a cost of $2,189,039 and accumulated amortization of $1,432,506 resulting in an impairment loss of $756,533.

8. INTANGIBLE ASSETS AND GOODWILL

	Cost $	Accumulated amortization $	Net book value $

2007
Intangible assets
Patents	967,114	314,665	652,449
Computer software	294,482	141,198	153,284
Customer relationships	1,754,411	1,636,068	118,343
Acquired technologies	868,895	311,354	557,541

	3,884,902	2,403,285	1,481,617

Goodwill	5,291,150	5,291,150	—

2006
Intangible assets
Patents	787,308	226,611	560,697
Computer software	243,410	86,450	156,960
Customer relationships	1,754,411	1,619,651	134,760
Acquired technologies	868,895	137,575	731,320

	3,654,024	2,070,287	1,583,737

Goodwill	5,291,150	—	5,291,150

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007

Aggregate expected amortization for each of the next five years is as follows:

$
2008	435,000
2009	303,000
2010	293,000
2011	149,000
2012	108,000

During the year ended September 30, 2007, the Company determined that the goodwill was impaired as a result of declining sales, increasing losses and changes in the business which resulted in a goodwill impairment loss of $5,291,150.

During the year ended September 30, 2006, management determined that the carrying value of the customer relationships with specific customers was impaired as the volume of sales to certain customers no longer supported the carrying value. An impairment charge in the amount of $1,465,328 was recorded.

9. BANK LOANS

The Company has an authorized short-term credit facility “Pre-Shipment Financing” for an amount of $2,000,000 [2006—$3,000,000] guaranteed by Export Development Canada, which bears interest at prime plus 2% of which $609,406 was utilized as at September 30, 2007 [2006—$1,296,104]. The facility, which was approved on June 13, 2007, is available to finance 90% of the cost of sales incurred prior to shipment. The facility is repayable upon receipt of the accounts receivable from the clients. This facility, the short-term credit facility below and a number of the long-term debt facilities are subject to certain financial covenants, all of which were not met at September 30, 2007. The facility is collateralized by a $3,000,000 moveable hypothec on all present and future assets of the Company.

The Company also has an authorized short-term credit facility for an amount of $2,300,000 [2006—$1,500,000], which bears interest at prime plus 1.75% of which $1,840,000 was utilized as at September 30, 2007 [2006—$1,500,000]. The facility is available to finance 50% of investment tax credits and is repayable upon receipt of these credits. This facility is collateralized by a $2,300,000 moveable hypothec on investment tax credits and government assistance receivable.

The bank’s prime rate as at September 30, 2007 was 6.25% [2006—6%].

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2007 $	2006 $

Trade accounts payable	2,640,758	2,955,561
Salary related accrued expenses	528,443	449,376
Other	594,005	598,393

	3,763,206	4,003,330

11. SUBORDINATED CONVERTIBLE PROMISSORY NOTES

	2007 $	2006 $

Subordinated convertible promissory notes due October 31, 2007	1,563,879	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007

On June 28, 2007, the Company received $1,024,733 [U.S. $1,000,000] and issued a subordinated convertible promissory note and on September 26, 2007, the Company issued additional subordinated convertible promissory notes for a cash consideration of $550,000. These notes bear interest at 12% and are due on the earlier of October 31, 2007 or the occurrence of a qualifying event which is defined to be the issuance of shares by the Company for the purpose of raising capital or a sale of substantially all of the Company’s shares or assets. The notes are collateralized by a charge on the Company’s assets ranking after the creditors holding the credit facilities as described in note 9 and the related long-term debt holders described in note 12 and the convertible debentures as described in note 13.

At the option of the holder of the promissory notes, the outstanding principal and accrued interest may be converted into shares on the same terms and conditions of the share issuance in a qualifying event or upon maturity at a conversion price of U.S. $0.34 per share.

In addition, the holders were provided with warrant certificates which will allow them to purchase common shares equal to 15% of the principal value plus accrued interest, at U.S. $0.34 per share or on the same terms and conditions as shares issued in a qualifying event. The warrant certificates will expire on June 28, 2012 and September 26, 2012.

The subordinated convertible promissory notes have been allocated to their liability and equity components [warrants and conversion options] based on their estimated fair values at the time of issue. The initial liability component for the subordinated convertible promissory note issued on June 28, 2007 was determined to be $995,833 and for the subordinated promissory notes issued on September 26, 2007 was determined to be $545,838 using an effective interest rate of 20%. The equity component recorded in other paid-in capital amounted to $33,062. The carrying values of the liability component of the subordinated convertible promissory notes are being accreted to their redemption value at maturity through charges to income. The accretion expense for the year ended September 30, 2007 amounted to $22,208.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007

12. LONG-TERM DEBT

	2007 $	2006 $

Refundable non-interest bearing contribution under the IDEA-SME program for a maximum authorized amount of $400,500. The contribution is refundable in eight equal half-yearly instalments beginning on May 1, 2005.	100,124	200,248

Term loan under an EDC program, bearing interest at the bank’s prime rate plus 2.25% repayable in monthly instalments of $31,250 plus interest, beginning on October 26, 2004 and maturing on September 30, 2007. Financing is 75% of cost of purchases before taxes on equipment acquired between July 1, 2003 to February 28, 2005. A moveable hypothec of $1,125,000 on all equipment, tools, furniture and the prototypes of the Company is provided as collateral.	—	375,000

Term loan under the program on financing commercialization fees of Investissement Québec, bearing interest at the bank’s prime rate plus 2%, repayable in monthly instalments of $20,833, plus interest beginning on February 26, 2005 and maturing on February 26, 2009. A moveable hypothec of $1,000,000 on all assets of the Company is provided as collateral. This agreement required that the Company comply with certain financial covenants, which were not met. This term loan has been classified as current.	354,163	604,167

Term loan under the program IRAP-Technology Partnerships Canada for a maximum authorized amount of $481,900, repayable in three equal annual instalments beginning on October 1, 2008. The instalments will be determined based on cumulative gross revenues for the 2007 and 2008 years. Annual instalments will consist of interest and capital ranging from $160,633 to $240,850.	481,900	401,425

Amount carried forward	936,187	1,580,840

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007

	2007 $	2006 $

Amount carried forward	936,187	1,580,840

Obligations under capital leases bearing interest at rates varying from 4.90% to 18.62%, repayable in monthly instalments of principal and interest, ranging from $34 to $2,125, and quarterly instalments of $1,409, collateralized by the specific equipment, maturing up to April 2010.	15,014	58,320

Refundable non-interest bearing contribution under the IDEA-SME program for a maximum authorized amount of $52,301. The contribution is refundable in six equal half-yearly instalments beginning on June 30, 2008.	52,301	25,855

Refundable non-interest bearing contribution under the IDEA-SME program for a maximum authorized amount of $420,150. The contribution is refundable in eight equal half-yearly instalments beginning on May 15, 2008.	420,150	195,165

Unsecured debentures in the amount of $3,000,000 issued in July 2006, bearing interest which varies from 9% to 15%, payable quarterly. The interest rate is determined based on certain financial ratios for the preceding quarter. The capital is repayable in monthly instalments of $31,250, beginning in July 2009 and maturing in June 2013, with the balance of capital due in July 2013. The Company has capitalized $225,617 of interest not paid during the year ended September 30, 2007. These debentures contain certain cross default clauses and as a result of the Company not complying with financial covenants, as disclosed in note 9, and the balance of the debentures and capitalized interest have been reclassified as current.	3,225,617	3,000,000

Amount to carry forward	4,649,269	4,860,180

Amount carried forward	4,649,269	4,860,180

Term loan guaranteed by Investissement Québec bearing interest at the bank’s prime rate plus 2% repayable in monthly instalments of $40,000 plus interest, beginning on January 26, 2006 and maturing on December 26, 2010. A moveable hypothec of $2,400,000 on all assets of the Company is provided as collateral. This agreement required that the Company comply with certain financial covenants, which were not met. This term loan has been classified as current.	1,560,000	2,040,000

	6,209,269	6,900,180

Less: current portion	5,442,379	6,166,907

	766,890	733,273

The bank’s prime rate as at September 30, 2007 was 6.25% [2006—6%].

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007

Payments required on the long-term debt and obligations under capital leases for the next five years are as follows:

	Obligations under capital leases $	Other long-term loans $	Total $

2008	5,637	5,436,742	5,442,379
2009	5,637	308,136	313,773
2010	3,740	283,105	286,845
2011	—	113,753	113,753
2012	—	52,519	52,519

	15,014	6,194,255	6,209,269

13. CONVERTIBLE DEBENTURES

	2007 $	2006 $

Unsecured convertible debentures due June 15, 2007	1,245,375	1,310,748
Unsecured convertible debentures due December 15, 2009	6,018,593	5,233,561

	7,263,968	6,544,309

Less: current portion	1,245,375	1,310,748

	6,018,593	5,233,561

All convertible debentures are held by shareholders of the Company.

Unsecured convertible debentures were issued on December 15, 2005 in exchange for 14,789,126 Class A shares of the Company. These debentures have a maturity value of $8,194,620 which was the original issue price of the Class A shares. These debentures are non-interest bearing and payable in cash at maturity date on December 15, 2009 and are convertible at any time at the holder’s option into common shares at a conversion price corresponding to 80% of the price per share paid for the Class A shares or $0.56 per common share.

The convertible debentures have been allocated to their liability and equity components based on their estimated fair values at the time of issue. The initial liability component was determined to be $4,685,301 using an effective interest rate of 15%. The carrying value of the liability component of the convertible debentures is accreted to its redemption value at maturity through charges to income. The accretion expense for the year ended September 30, 2007 amounted to $785,032 [2006—$548,260].

Unsecured non-interest bearing convertible debentures in the amount of $1,447,125 [U.S. $1,250,000] were issued in December 2005, and are repayable in cash or in common shares at maturity date in June 2007 at the holder’s option. The liability component was determined to be $1,173,435 using an effective rate of 15%. The carrying value of the liability component of the convertible debentures is accreted to its redemption value at maturity through charges to income. These debentures are convertible at a conversion price of U.S. $0.67 per share. The accretion expense for the year ended September 30, 2007 amounted to $136,377 [2006—$137,313]. These debentures are denominated in U.S. dollars and the Company recorded an unrealized foreign exchange gain on the outstanding principal of $201,750 in the year ended September 30, 2007.

The equity component was determined to be the difference between the liability component above and the carrying value of the debentures.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007

14. SHARE CAPITAL

Authorized prior to December 15, 2005

Unlimited number of common shares, voting, participating, subject to the non-cumulative dividend rights.

Unlimited number of Class A preferred shares, voting, participating, subject to the non-cumulative preferential dividend at the rate of 10% and conversion privilege at any time at the holder’s option into common shares.

Authorized as of December 15, 2005

Unlimited number of common shares, voting, participating, subject to the non-cumulative dividend rights.

Unlimited number of special voting shares, non-participating, subject to the non-cumulative dividend rights ratably with holders of common shares. Automatic redemption upon payment in full or total conversion of any of the debentures issued in exchange for previously authorized Class A preferred shares.

Issued and fully paid

	2007 $	2006 $

35,650,375 Common shares [2006—31,638,842]	12,723,892	12,722,242
17,746,950 Special voting shares [2006—17,746,950]	205	205

	12,724,097	12,722,447

Fiscal 2007 transactions

On May 18, 2007, the Company issued 4,006,533 common shares for no consideration to shareholders who purchased 7,029,778 common shares on December 15, 2005.

On April 6, 2007, an employee exercised options to purchase 5,000 shares at an exercise price of $0.33 per share for an aggregate amount of $1,650.

Fiscal 2006 transactions

On December 15, 2005, the Company authorized new special voting shares, and cancelled the Class A preferred shares.

On December 15, 2005, the Company redeemed Class A preferred shares in exchange for unsecured convertible debentures [note 13] and 17,746,950 special voting shares for an amount of $205.

On December 15, 2005, the Company issued 7,029,778 fully paid common shares for gross cash consideration of $4,630,735. Share issue costs related to this offering were $369,243.

On December 15, 2005, the Company issued 7,943,064 fully paid common shares for a consideration of $6,210,904 for 100% of outstanding shares of MVI.

On July 14, 2006, an employee exercised his option to purchase 15,000 common shares of the Company, in accordance with the stock option plan for an aggregate amount of $4,950 representing $0.33 per share.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007

Stock option plan

On September 28, 2001, the Company implemented a Stock Option Plan [the “Plan”] for the benefit of employees, directors, officers and suppliers of the Company who may be designated by the Board of Directors for the issuance of stock options up to an aggregate maximum of 7.42% of outstanding shares. The Plan provides that no single person may hold options covering more than 5% of the outstanding participating shares.

The exercise price of any option granted under the Plan shall be fixed by the Board of Directors at the time of the grant, at a price equal to the fair value of the shares, based on the issue price of the last round of financing or as established by a resolution of the Board of Directors. The options will vest equally over 3 or 4 years and expire five years after the grant date or as determined by the Board of Directors. Options are not transferable and can only be exercised while the beneficiary remains an employee, director or officer of the Company.

Options issued and exercisable are as follows:

	2007		2006
	Number	$	Number	$
		[after modification]
Balance, beginning of year	3,822,512	0.39	1,465,212	0.44
Granted	—	—	2,523,000	0.66
Exercised	(5,000)	0.33	(15,000)	0.33
Cancelled/forfeited	(237,100)	0.38	(150,700)	0.41

Balance, end of year	3,580,412	0.39	3,822,512	0.58

Options exercisable, end of year	1,670,012	0.37	949,909	0.47

Fiscal 2007 transactions

On January 23, 2007, the Board of Directors extended the life of 637,212 options which were due to expire during the year 2007 by 3 years. These options were vested and the modification was valued using the Black-Scholes option pricing model which assumed an expected life of 3.5 years, volatility of nil as the Company is private, risk free interest rate of 3.03% and no dividend yield. A charge of $12,744 was recorded as a stock-based compensation expense in the current year resulting from this modification.

On May 18, 2007, the Board of Directors increased the number of shares available for issuance under the stock option plan to 4,279,214 common shares. In addition, the Board of Directors also reduced the exercise price for all options issued subsequent to November 7, 2003 to $0.4007 per share. This represented approximately 2,900,000 options.

The incremental value from this modification was approximately at $220,000, as determined using the Black-Scholes option pricing model with expected lives ranging from 2.5 to 4 years expected volatility of nil and risk-free interest rates between 4.3% and 4.4%. A charge of $44,460 was recorded as stock-based compensation expense for the vested options and the remainder of the incremental value will be charged to compensation expense over the remaining vesting period.

Fiscal 2006 transactions

On March 8, 2006, the Company granted 1,676,000 options at an exercise price of $0.66 with a vesting period of 3 or 4 years. Using the Black-Scholes option pricing model, which assumed an expected life of 5 years, volatility of nil, a risk-free interest rate of 3.13% and no dividend yield, a charge of $21,998 was recorded as stock-based compensation expense as at year end.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007

On June 7, 2006, the Company granted 847,000 options at an exercise price of $0.66 with a vesting period of 5 years. Using the Black-Scholes option pricing model which assumed an expected life of 5 years, volatility of nil, risk-free interest rate of 3.43% and no dividend yield, a charge of $7,058 was recorded as stock-based compensation expense as at year end.

For the year ended September 30, 2007, the Company also recorded an amount of $79,812 [2006—$16,350] as stock-based compensation expense for stock options issued in prior years but which vested during the current year.

Additional information concerning stock options outstanding as at September 30, 2007 is as follows:

	Options outstanding			Options exercisable
Exercise price range for the year $	Number of outstanding options as at September 30, 2007 #	Weighted average months to expiry #	Weighted average exercise price $	Number of options exercisable as at September 30, 2007 #	Weighted average exercise price $
0.33	718,212	37	0.33	718,212	0.33
0.40	2,862,200	40	0.40	951,800	0.40

	3,580,412	39	0.39	1,670,012	0.37

15. OTHER PAID-IN CAPITAL

The changes to other paid-in capital consist of the following:

	2007 $	2006 $
Balance, beginning of year	3,303,417	5,041
Stock-based compensation	137,046	45,406
Equity component of December 15, 2009 convertible debentures	—	2,979,280
Equity component of June 15, 2007 convertible debentures	—	273,690
Equity component of subordinated convertible promissory notes [warrants and conversion option]	33,062	—

Balance, end of year	3,473,525	3,303,417

16. INCOME TAXES

The Company has scientific research and experimental development expenditures which have not been deducted for tax purposes amounting to approximately $7,910,000 [2006—$3,969,000] for federal tax purposes and $15,570,000 [2006—$9,589,000] for provincial tax purposes. These balances may be applied against future taxable income for an unlimited period. The tax benefits of $nil [2006—$40,000] of these expenditures have been recognized in the consolidated financial statements. Research and development expenditures are subject to audit by the taxation authorities and accordingly, these amounts may vary.

The Company has approximately $1,600,000 of loss carry-forwards for federal tax purposes and $500,000 for provincial purposes which will expire in 2027. In addition, the Company has taken deductions for accounting purposes that have not been deducted for federal or provincial tax purposes amounting to approximately $4,300,000.

The benefit of all of the above tax assets amounting to approximately $3,052,000 [2006—$878,000] for federal tax purposes and $2,016,000 [2006—$925,000] for provincial tax purposes have not been recognized in the consolidated financial statements, except to the extent that they have offset future tax liabilities amounting to $114,000, as the Company has taken a full valuation allowance against these assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007

The Company has accumulated loss carryforwards in the amount of $980,000 [2006—$622,000] and deductions available for tax purposes of $155,000 [2006—$141,000] in Singapore which are available to reduce future taxable income. The tax benefit of these items amounted to approximately $227,000 [2006—$153,000] and has not been recognized in these consolidated financial statements as the Company has taken a full valuation allowance against these assets. During the year ended September 30, 2005, the valuation allowance increased from $1,956,000 to $5,295,000.

17. INVESTMENT TAX CREDITS AND OTHER GOVERNMENT ASSISTANCE

The Company incurred expenses eligible for refundable tax credits related to scientific research and experimental development activities [“SR&ED”] and to the Centre de Développement des Technologies de l’Information [“CDTI”]. These credits amount to $2,052,204 and $1,060,637, respectively [2006—$2,067,332 and $1,118,759] and were applied against related research and development expenses, except for an amount of $100,000 [2006—$48,977] which was recorded as a reduction of property, plant and equipment. The investment tax credits are based on management’s estimates and are subject to audit by regulatory authorities as well as obtaining certification from Investissement Québec for the CDTI tax credits.

During the year ended September 30, 2007, the Company received $113,494 [2006—$93,285] from the National Research Council Canada and $207,251[2006—nil] from the Economic Development Board of Singapore which have been recorded as a reduction of research and development expenses.

The Company has available non-refundable investment tax credits of $2,700,000 [2006—$1,847,000] related to research and development expenditures which may be utilized to reduce federal income taxes payable in future years and expire as follows:

$
2013	108,000
2014	381,000
2015	499,000
2026	859,000
2027	853,000

2,700,000

The benefits of these non-refundable investment tax credits have not been recognized in the consolidated financial statements.

During the year ended September 30, 2007, no non-refundable investment tax credits have been claimed to offset taxable income created by not claiming discretionary research and development expenditures incurred during the year [2006—$40,000]. In 2006, the corresponding amount was recognized as government assistance and a reduction of research and development expenses and offsets the federal income taxes payable during the year.

18. FINANCIAL INSTRUMENTS

[i] Fair values

Short-term financial assets and liabilities

The carrying amounts of cash and cash equivalents, accounts receivable, trade accounts payable and accruals, bank loans and subordinated convertible promissory notes are a reasonable estimate of their fair values because of the short-term maturity of these instruments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007

Long-term financial liabilities

The carrying amount of the long-term debt approximates its fair value because of its floating rate nature, except for loans from government related entities which are non-interest bearing. The government loans which have fixed repayments in the amount of $572,575 have a fair value estimated at $420,800. The fair value of the other non-interest bearing government loans without fixed repayments in the amount of $481,900 cannot be readily determined.

The carrying amount of the convertible debentures, which are non-interest bearing, approximates their fair value as the value is being accreted to their principal amount over the lives of the debentures at rates currently available to the Company.

[ii] Economic dependence and concentration of credit risk

Investment tax credits receivable are due from the Federal and Provincial governments.

The Company reviews new customers’ credit history before extending credit and conducts regular reviews of its existing customers’ credit performance. Generally, the Company does not require collateral or other security to support customer receivables. Sales to six customers represented 85% of consolidated sales for the year ended September 30, 2007 [2006—two customers represented 59%] and two customers accounted for 94% of consolidated accounts receivable as at September 30, 2007 [2006—three customers accounted for 80%].

The Company’s maximum exposure to credit risk approximates the carrying value of its financial assets.

[iii] Forward exchange contracts

From time to time, the Company enters into forward exchange contracts to protect its future Canadian dollar revenues and cash flows from the potential adverse impact of unfavourable foreign exchange fluctuations. While forward contracts reduce the risk of exposure to adverse change in exchange rates, they also reduce the benefit of favourable changes in exchange rates. The Company does not hold or issue financial instruments for speculative purposes.

As at September 30, 2007, the Company had no outstanding foreign exchange contracts in place.

As at September 30, 2006, the Company had outstanding foreign exchange contracts in place to sell U.S.$8,750,000 at a weighted average exchange rate of Canadian $1.1178 maturing over the next 6 months and to buy ¥17,280,510 at a weighted average of U.S. dollars $115.4335 maturing over the next four months and Singapore Dollars $8,631,280 at a weighted average of U.S. dollars $1.5413. The Company has recorded the exchange contracts at fair value and an unrealized foreign exchange loss of $109,000 has been recognized for the year ended September 30, 2006, to reflect the mark to market adjustment.

[iv] Currency risk

The Company is exposed to currency risk in its trade accounts receivables, accounts payable and accrued liabilities, and unsecured convertible promissory notes. Included in trade accounts receivables is an amount of $1,442,892 denominated in U.S. dollars. Included in trade accounts payable are amounts of $1,346,755 denominated in U.S. dollars and ¥24,114,074 denominated in Japanese Yen. Included in the subordinated convertible promissory notes is an amount of $1,250,000 denominated in U.S. dollars. The Company is primarily exposed to fluctuations in exchange rate of U.S. dollars and Japanese Yen arising from its trading activities. The Company does not have a formal hedging policy against foreign exchange fluctuations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007

[v] Interest rate risk

The Company’s bank loans and a significant portion of its long-term debt bears interest at floating rates and, therefore, the Company is exposed to interest rate risk with respect to these two financial liabilities.

19. COMMITMENTS

The Company has commitments under operating leases for vehicles and premises with minimum annual payments as follows:

$
2008	448,026
2009	404,597
2010	361,818
2011	90,455

1,304,896

20. NET CHANGE IN NON-CASH OPERATING ITEMS

	2007 $	2006 $
Accounts receivable	3,029,879	(572,581)
Commodity tax receivable	231,953	86,045
Inventories	1,679,379	(3,701,111)
Work-in-progress	3,051,181	(1,965,818)
Investment tax credits and government assistance receivable	(97,059)	(882,885)
Prepaid expenses and other assets	28,918	(67,775)
Accounts payable and accrued liabilities	(240,124)	2,416,085
Deferred revenues	631,056	(277,164)

	8,315,183	(4,965,204)

21. RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES

These consolidated financial statements were prepared in accordance with Canadian GAAP. The following represents the accounting policies which the Company would adopt in order to conform to U.S. generally accepted accounting principles [“U.S. GAAP”]:

[a] Stock-based compensation

Under Canadian GAAP, the Company accounts for stock-based compensation to employees and directors as described in note 2 for all awards granted subsequent to September 30, 2003 using the fair value method based on the minimum value option pricing model.

During the year ended September 30, 2002, the Company granted 687,000 options to employees which were not accounted for using the fair value method. Under Canadian GAAP, no compensation cost was recorded. Under U.S. GAAP, the Company would have used APB Opinion 25, Accounting for Stock Issued to Employees, and no compensation expense would have been recorded under this method with respect to these options as they were granted to employees with no intrinsic value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007

Between October 1, 2003 and September 30, 2006, the Company’s Canadian GAAP accounting policy was consistent with Financial Accounting Standards Board [“FASB”] Statement 123, Accounting for Stock-Based Compensation.

Under U.S. GAAP, the Company would be required to follow the fair value method in accordance with FASB Statement 123(R), Accounting for Stock-Based Compensation [“Statement 123(R)”] as of October 1, 2006. Under U.S. GAAP, the Company would not be permitted to use the minimum value option pricing model for determining the fair value of stock option awards issued after this date.

The transition method for adopting Statement 123(R) was the prospective method, as described in Statement 123(R). For non-public entities that previously applied FASB Statement 123 using the minimum value option pricing model, they would continue to account for non-vested equity awards outstanding at the date of adoption of Statement 123(R) in the same manner as they had been accounted for prior to adoption. However, all awards granted, modified, or settled after the date of adoption must be accounted for using the measurement, recognition, and attribution provisions of Statement 123(R). No option awards were granted by the Company subsequent to September 30, 2006, however, as described in note 14, certain awards were modified during the year ended September 30, 2007.

The January 23, 2007 award modification [note 14] extending the life of 637,212 options resulted in the Company utilizing the Black-Scholes option pricing model with the same parameters but with an expected volatility of 50%. The incremental fair value resulting from the modification increased stock-based compensation expense to $51,000 from $12,744, and an increase in other paid-in capital of $38,256.

The impact of the May 18, 2007 modification [note 14] to the exercise price of 2,900,000 options on the 2007 stock-based compensation expense using an expected volatility of 50% was not significant.

[b] Research and development expenses

Under U.S. GAAP, research and development expenses are recorded in the results of operations as incurred. There are no deferred research and development expenses under U.S. and Canadian GAAP.

[c] Investment tax credits

Under U.S. GAAP, non-refundable research and development investment tax credits are applied as a reduction of income tax expense. These amounts are deducted from research and development expenses under Canadian GAAP.

[d] Tax rates

Under Canadian GAAP, substantively enacted tax rates and laws should be applied to cumulative temporary differences. U.S. GAAP requires that enacted tax rates and laws be used. As the Company has provided a full valuation allowance on cumulative temporary differences there is no difference in the assets and liabilities.

[e] Equity components of convertible instruments

[i] Subordinated convertible promissory notes

Under U.S. GAAP, the proceeds of $1,574,733 from subordinated convertible promissory notes [the “Notes”] described in note 11 are allocated between the Notes and the attached warrant certificate, based on their relative fair values at the time of issuance. Accordingly, an amount of $1,550,836 was allocated to the Notes and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007

$23,897 was allocated to the warrants. The fair value of the warrants was determined using the Black-Scholes option pricing model and the fair value of the Notes was determined using a discounted cash flow model with a 20% discount rate. The value allocated to the warrants is a debt discount on the Notes and is being amortized to interest expense over the term of the Notes using the effective interest rate method.

The Company also determined that the Notes contained a beneficial conversion feature, the intrinsic value of which was approximately $273,881, which was recorded as a reduction of the Notes at inception and a corresponding increase in other paid-in capital. The beneficial conversion feature is being amortized to interest expense as an additional debt discount over the term of the Notes.

For the year ended September 30, 2007, the interest expense related to the amortization of the above-noted debt discounts was $123,982.

[ii] Convertible debentures

Under U.S. GAAP, the convertible debenture [the “Debenture”] maturing on December 15, 2009 set out in 13 contains a beneficial conversion feature. The intrinsic value of the beneficial conversion feature was approximately $4,006,409 and was recorded as a reduction of the Debenture and a corresponding increase in other paid-in capital. As compared to Canadian GAAP, this resulted in a reduction of the carrying value of the Debenture at inception of $497,090 and a corresponding increase in other paid-in capital of $497,090. The beneficial conversion feature is being amortized to interest expense as a debt discount over the term of the Debenture using the effective interest rate method. For the year ended September 30, 2007, the interest expense related to the amortization of this debt discount was $880,034 [2006—$628,579].

Reconciliation of consolidated net loss and comprehensive loss

For the years ended September 30:

	2007 $	2006 $

Net loss under Canadian GAAP	(20,151,255)	(4,329,927)
Adjustment for:
Increase in stock-based compensation [a]	(38,256)	—
Canadian GAAP accretion on Notes and Debenture [notes 11 and 13]	807,240	548,260
Interest expense—debt discounts Notes [e][ i]	(123,982)	—
Interest expense—debt discount on Debentures [e][ ii]	(880,034)	(628,579)

Net loss and comprehensive loss under U.S. GAAP	(20,386,287)	(4,410,246)

The effects of any permanent or temporary timing differences for tax purposes are not significant.

All of the above adjustments are non-cash in nature and have no impact on cash flows relating to operating activities under U.S. GAAP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007

Reconciliation of reported amounts on consolidated balance sheets

Material variations in selected balance sheet accounts under U.S. GAAP are as follows:

	Canadian GAAP $	Adjustments $	U.S. GAAP $
2007
Subordinated convertible promissory notes [e][i]	1,563,879	(162,942)	1,400,937
Convertible debentures—long-term portion [e][ii]	6,018,596	(321,772)	5,696,824
Other paid-in capital [a], [e] [i] and [e][ii]	3,473,525	776,165	4,249,690
Warrants (1) [e][i]	—	23,897	23,897
Deficit [a], [e][i] and [e][ii]	(28,215,087)	(315,348)	(28,530,435)

2006
Convertible debentures—long-term portion [e][ii]	5,233,561	(416,771)	4,816,790
Other paid-in capital [a] and [e][ii]	3,303,417	497,090	3,800,507
Deficit [a] and [e][ii]	(8,063,832)	(80,319)	(8,144,151)

(1)	The fair value of the warrant certificates was included in other paid-in capital under Canadian GAAP.

22. COMPARATIVE FIGURES

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the September 30, 2007 consolidated financial statements.

23. SUBSEQUENT EVENTS

On October 10, 2007, the Company issued a Subordinated Convertible Promissory Note to Zygo Corporation for a cash consideration of U.S. $1,500,000. The Note had a maturity date of December 31, 2007 and called for interest at a rate of 12%. In February 2008, the Note was forgiven in connection with the sale of substantially all of the assets of the Company [see below].

On January 24, 2008, the secured lender made an application to the Québec Superior Court requesting the appointment of an interim receiver. On January 25, 2008, the Court rendered an order appointing an interim receiver who took possession of the Company’s assets and business for the secured lender.

On February 28, 2008, substantially all of the assets of the Company, except for the tax credits and related government assistance were purchased by Zygo Corporation for $4,000,000 plus the forgiveness of the $1,578,981 [U.S. $1,500,000] Subordinated Convertible Promissory Note. The asset purchase included 100% of the shares of the subsidiaries.

LEGAL MATTERS

The validity of the ESI common stock and certain U.S. federal income tax consequences relating to the merger will be passed upon for ESI by Stoel Rives LLP, and certain U.S. federal income tax consequences relating to the merger will be passed upon for Zygo by Fulbright & Jaworski L.L.P.

EXPERTS

The consolidated financial statements of Electro Scientific Industries, Inc. as of March 29, 2008 and June 2, 2007 and for the 10-month period ended March 29, 2008 and the years ended June 2, 2007 and June 3, 2006, and management’s assessment of the effectiveness of internal control over financial reporting as of March 29, 2008, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. KPMG LLP’s report dated June 11, 2008 on the consolidated financial statements refers to Electro Scientific Industry, Inc.’s adoption of Financial Accounting Standards Board Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109,” effective June 3, 2007, and the adoption of Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” effective June 4, 2006.

The consolidated financial statements and the effectiveness of Zygo Corporation’s internal control over financial reporting included in this Prospectus/Proxy Statement and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the registration statement (which reports (1) express unqualified opinions on the financial statements and on the effectiveness of internal control over financial reporting and includes an explanatory paragraph referring to the adoptions of Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109,” on July 1, 2007, and Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment,” on July 1, 2005 and (2) express an unqualified opinion on the financial statement schedule). Such financial statements and financial statement schedule have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated balance sheets of SolVision Inc. as at September 30, 2007 and 2006 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for the years then ended, included in this Prospectus/Proxy Statement, have been included herein in reliance upon the report of Ernst & Young LLP, Chartered Accountants, included herein, and upon the authority of said firm as experts in accounting and auditing.

FUTURE STOCKHOLDER PROPOSALS

ESI

Stockholders wishing to submit proposals for inclusion in ESI’s Prospectus/Proxy Statement for the 2009 annual meeting of stockholders must submit the proposals for receipt by ESI not later than February 27, 2009.

Stockholders wishing to present proposals for action at the 2009 annual meeting or at another stockholders’ meeting must do so in accordance with ESI’s bylaws. A stockholder must give timely notice of the proposed business to ESI’s secretary. To be timely, a stockholder’s notice must be in writing and delivered to the secretary not less than 90 days nor more than 120 days prior to the anniversary date of the proxy statement for the prior year’s annual meeting of stockholders; provided, however, that in the event that the date of the annual meeting is advanced by more than 30 days or delayed (other than as a result of adjournment or postponement) by more than 70 days from the anniversary of the previous year’s annual meeting, notice by the stockholder, to be timely, must be received by ESI’s secretary no earlier than 120 days before such annual meeting and no later than the later of 90 days before such annual meeting or 10 days following the day on which public announcement of the date of the meeting was first made. A stockholder proposal must include the information specified in ESI’s bylaws, and a copy of the relevant provisions of the bylaws will be provided to any stockholder upon written request to ESI’s secretary. The chairman of the meeting may, if the facts warrant, determine and declare that the business was not properly brought before the meeting in accordance with ESI’s bylaws. ESI expects the 2009 Annual Meeting of Stockholders to be held on August 4, 2009.

Stockholders who wish to submit a stockholder proposal should do so in writing addressed to the Secretary, Electro Scientific Industries, Inc., 13900 NW Science Park Drive, Portland, Oregon 97229-5497.

Stockholders wishing to directly nominate candidates for the board of directors at an annual meeting must do so in writing, in accordance with ESI’s bylaws and delivered to the secretary of ESI not less than 90 days nor more than 120 days prior to the anniversary date of the proxy statement for the prior year’s annual meeting of stockholders, provided, however, that in the event that the date of the annual meeting is advanced by more than 30 days or delayed (other than as a result of adjournment or postponement) by more than 70 days from the anniversary of the previous year’s annual meeting, notice by the stockholder, to be timely, must be received by the secretary no earlier than 120 days before such annual meeting and no later than the later of 90 days before such annual meeting or 10 days following the day on which public announcement of the date of the meeting was first made. A stockholder proposal must include the information specified in ESI’s bylaws, and a copy of the relevant provisions of the bylaws will be provided to any stockholder upon written request to ESI’s secretary. Stockholders wishing to make any director nominations at any special meeting of stockholders held for the purpose of electing directors must do so, in accordance with the bylaws, by delivering timely notice to the Secretary setting forth the information specified in ESI’s bylaws for annual meeting nominations. To be timely, the notice must be given not later than 10 days following the day on which public announcement is first made of the date of the special meeting and the nominees proposed by the board of directors to be elected at the meeting. The chairman of the meeting of stockholders may, if the facts warrant, determine that a nomination was not made in accordance with ESI’s bylaws and therefore declare that such defective nomination shall be disregarded.

Zygo

Zygo has postponed its 2008 annual meeting of stockholders and does not currently intend to hold a stockholders meeting prior to the special meeting of stockholders that will be held to approve the Merger Proposal. Because Zygo determined that it would not file its definitive proxy statement within 120 days of the end of its fiscal year ended June 30, 2008, Zygo filed an amendment to its Form 10-K on October 27, 2008 to include the information required by Part III of Form 10-K. In the event the merger is not consummated for any reason, Zygo intends to promptly proceed to call a stockholders meeting for the election of directors of Zygo.

All stockholder proposals that were intended to be presented at Zygo’s 2008 annual meeting of stockholders were required to have been received by Zygo no later than June 6, 2008 for inclusion in the proxy statement and form of proxy to be issued by Zygo relating to that meeting. Additionally, notice of any stockholder proposal to be submitted at Zygo’s 2008 annual meeting of stockholders (but not required to be included in the proxy statement for such meeting) was required to be submitted to Zygo by August 20, 2008. Any proposal received after that date would have been considered untimely pursuant to Rule 14a-4 and Rule 14a-5(e) under the Exchange Act. If the merger is not consummated and Zygo proceeds to call a 2008 annual meeting of stockholders and such annual meeting is called for a date not within 30 days before or after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the annual meeting was mailed or such public disclosure was made. Failure to provide notice in this manner and within this time period means that such proposal will be considered untimely. Management will be entitled to vote proxies in its discretion with respect to any proposal that is presented at the annual meeting but not included in the proxy statement.

WHERE YOU CAN FIND MORE INFORMATION

ESI and Zygo file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any of this information at the SEC’s public reference room at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 or 202-942-8090 for further information on the public reference room. The SEC also maintains an Internet Web site that contains reports, proxy statements and other information regarding issuers, including ESI and Zygo, who file electronically with the SEC. The address of that site is www.sec.gov. The information contained on the SEC’s Web site is expressly not incorporated by reference into this Prospectus/Proxy Statement.

ESI has filed with the SEC a registration statement of which this Prospectus/Proxy Statement forms a part. The registration statement registers the shares of ESI common stock to be issued to Zygo stockholders in connection with the merger. The registration statement, including the attached exhibits and annexes, contains additional relevant information about the common stock of ESI and Zygo, respectively. The rules and regulations of the SEC allow ESI and Zygo to omit certain information included in the registration statement from this Prospectus/Proxy Statement.

In addition, the SEC allows ESI to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this Prospectus/Proxy Statement, except for any information that is superseded by information included directly in this Prospectus/Proxy Statement or incorporated by reference subsequent to the date of this Prospectus/Proxy Statement as described below.

This Prospectus/Proxy Statement incorporates by reference the documents listed below that ESI has previously filed with the SEC (excluding any current reports on Form 8-K, or portions thereof, to the extent disclosure is furnished and not filed). They contain important information about the companies and their financial condition.

ESI SEC Filings

•	annual report on Form 10-K for the fiscal year ended March 29, 2008;

•	quarterly reports on Form 10-Q for the quarters ended June 28, 2008 and September 27, 2008; and

•	current reports on Form 8-K filed on August 25, 2008, October 16, 2008, December 2, 2008 and December 3, 2008.

In addition, ESI incorporates by reference any future filings it makes with the SEC under sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus/Proxy Statement and before the date of the ESI special meeting and the Zygo special meeting (excluding any current reports on Form 8-K to the extent disclosure is furnished and not filed). Those documents are considered to be a part of this Prospectus/Proxy Statement, effective as of the date they are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

You can obtain any of the other documents listed above from the SEC, through the SEC’s Web site at the address described above, or from ESI, by requesting them in writing or by telephone from ESI at the following addresses:

By mail:

Electro Scientific Industries, Inc.

13900 NW Science Park Drive

Portland, OR 97229

Attn: Investor Relations

By telephone: (503) 641-4141

These documents are available from ESI, without charge, excluding any exhibits to them unless the exhibit is specifically listed as an exhibit to the registration statement of which this Prospectus/Proxy Statement forms a part. You can also find information about ESI and Zygo at their Internet Web sites at www.esi.com and www.zygo.com. Information contained on these Web sites does not constitute part of this Prospectus/Proxy Statement.

You may also obtain documents incorporated by reference into this Prospectus/Proxy Statement by requesting them in writing or by telephone from D.F. King & Co., Inc, each of ESI’s and Zygo’s proxy solicitation agent, at the following addresses and telephone numbers:

ESI stockholders:	Zygo stockholders:

D.F. King & Co., Inc. 48 Wall Street, 22nd Floor New York, NY 10005 (212) 269-5550 (collect) (888) 628-9011 (toll free) esio@dfking.com (email)	D.F. King & Co., Inc. 48 Wall Street, 22nd Floor New York, NY 10005 (212) 269-5550 (collect) (888) 887-0082 (toll free) zigo@dfking.com (email)

If you are a stockholder of Zygo or ESI and would like to request documents, please do so by [—], 2008 to receive them before your special meeting. If you request any documents from ESI or Zygo, ESI or Zygo will mail them to you by first class mail, or another equally prompt means, within one business day after ESI or Zygo, as the case may be, receives your request.

This document is a prospectus of ESI and is a joint proxy statement of ESI and Zygo for the ESI special meeting and the Zygo special meeting. Neither ESI nor Zygo has authorized anyone to give any information or make any representation about the merger or ESI or Zygo that is different from, or in addition to, that contained in this Prospectus/Proxy Statement or in any of the materials that ESI has incorporated by reference into this Prospectus/Proxy Statement. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

Annex A

AGREEMENT AND PLAN OF MERGER

AND REORGANIZATION

BY AND AMONG

ELECTRO SCIENTIFIC INDUSTRIES, INC.,

ZIRKON MERGER SUB, LLC

AND

ZYGO CORPORATION

Dated as of October 15, 2008

A-i

(continued)

A-ii

(continued)

A-iii

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION, dated as of October 15, 2008 (this “Agreement”), is by and among Electro Scientific Industries, Inc., an Oregon corporation (“Parent”), Zirkon Merger Sub, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Parent (“Merger Sub”), and Zygo Corporation, a Delaware corporation (the “Company”). Unless the context clearly indicates otherwise, capitalized terms used in this Agreement are defined in Section 9.1.

RECITALS:

WHEREAS, the boards of directors of the Company (the “Company Board”) and Parent (the “Parent Board”) and the manager of Merger Sub have each determined that it is in the best interests of such party and its stockholders or, in the case of Merger Sub, its sole member, and declared it advisable, to enter into this Agreement providing for the Merger (as hereinafter defined) of the Company with and into Merger Sub, in accordance with the Delaware General Corporation Law (the “DGCL”) and the Delaware Limited Liability Company Act (the “DLLCA”), upon the terms and subject to the conditions set forth herein;

WHEREAS, the Company Board has approved this Agreement in accordance with the DGCL and the Parent Board has approved this Agreement, upon the terms and subject to the conditions set forth herein;

WHEREAS, the Company Board has resolved to recommend that the Company Stockholders adopt this Agreement (the “Company Board Recommendation”), and the Parent Board has resolved to recommend that the Parent Stockholders approve the issuance of the Merger Consideration in the Merger (the “Parent Board Recommendation”), in each case upon the terms and subject to the conditions set forth herein; and

WHEREAS, for United States federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization.”

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Subject to the terms and conditions of this Agreement and the DGCL, and in reliance upon the representations, warranties, covenants and agreements contained herein, the Company will merge with and into Merger Sub at the Effective Time and the separate corporate existence of the Company shall thereupon cease (the “Merger”). Merger Sub shall be the surviving company (sometimes hereinafter referred to as the “Surviving Company”) and shall continue to be governed by the laws of the State of Delaware, and the limited liability company existence of Merger Sub, with all its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger, except as set forth in Section 1.3 and Section 1.4. The effect of the Merger will be as provided in the applicable provisions of the DGCL, the DLLCA and the terms of this Agreement.

Section 1.2 Effective Time. As soon as practicable after the satisfaction or, if permissible, waiver of the conditions set forth in Article VII, the parties hereto will cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with, the relevant provisions of, the DLLCA and the DGCL and shall make all other filings or recordings required under the DLLCA and the DGCL in connection with the Merger. The Merger will become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware on the Closing Date, or at such subsequent date or time as the Company and Parent agree in writing and specify in the Certificate of Merger. The date and time the Merger becomes effective is hereinafter referred to as the “Effective Time.”

Section 1.3 Certificate of Formation and Limited Liability Company Agreement of the Surviving Company.

(a) At the Effective Time, paragraph 1 of the certificate of formation of Merger Sub shall be amended to read in its entirety as follows: “The name of the limited liability company (the “Company”) is Zygo, LLC.” The certificate of formation of Merger Sub, as so amended, shall be the certificate of formation of the Surviving Company until thereafter amended in accordance with its terms and as provided by Law.

(b) At the Effective Time, and without any further action on the part of the Company and Merger Sub, the limited liability company agreement of Merger Sub shall be the limited liability company agreement of the Surviving Company until thereafter amended in accordance with its terms, the certificate of formation of the Surviving Company and as provided by Law.

Section 1.4 Managers and Officers. The managers and officers of Merger Sub immediately prior to the Effective Time shall be the managers and officers of the Surviving Company immediately following the Effective Time, each to serve as a manager or officer in accordance with the certificate of formation and limited liability company agreement of the Surviving Company.

Section 1.5 Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Fulbright & Jaworski L.L.P., 666 Fifth Avenue, 31st Floor, New York, NY 10103 at 10:00 a.m. as soon as practicable, and in any event not later than the second Business Day following the date on which the conditions to the Closing set forth in Article VII (excluding conditions that, by their terms, cannot be satisfied until the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) have been satisfied or waived or at such other place, time and date as the parties hereto may agree in writing (the “Closing Date”). At the conclusion of the Closing, the parties hereto will cause the Certificate of Merger to be filed with the Secretary of State of the State of Delaware.

ARTICLE II

CONVERSION OR CANCELLATION OF SHARES IN THE MERGER

Section 2.1 Conversion or Cancellation of Company Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Company or the holder of any of the following securities:

(a) Each share of the Company’s $0.10 par value common stock (the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than (i) shares of Company Common Stock held by Parent, Merger Sub or any Subsidiary of Parent or Merger Sub and (ii) shares of Company Common Stock held in the Company’s treasury), shall be converted into the right to receive 1.0233 (the “Exchange Ratio”) shares of Parent Common Stock (the “Merger Consideration”).

(b) Each share of Company Common Stock issued and held in the Company’s treasury shall (i) be canceled and retired without payment of any consideration therefor and (ii) cease to exist.

(c) Each share of Company Common Stock held by Parent, Merger Sub or any other Subsidiary of Parent shall (i) cease to be outstanding, (ii) be canceled and retired without payment of any consideration therefor, and (iii) cease to exist.

(d) All shares of Company Common Stock outstanding at the Effective Time and converted into the right to receive Merger Consideration pursuant to this Section 2.1 (collectively, the “Shares”), shall no longer be outstanding and shall automatically be canceled and shall cease to exist as of the Effective Time, and each certificate previously representing any such Shares (a “Certificate”) and non-certificated Shares represented by a book entry (the “Book Entry Shares”) shall thereafter represent the right to receive, with respect to each underlying Share, the Merger Consideration, plus any unpaid dividends with a record date prior to the Effective Time, upon the surrender of such Certificate or Book Entry Share in accordance with Section 2.4 hereof.

Section 2.2 Merger Sub Limited Liability Company Interest. Each issued and outstanding limited liability company interest of Merger Sub immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of Merger Sub or the holder of such limited liability company interest, be converted into one validly issued limited liability company interest of the Surviving Company.

Section 2.3 Company Options and Other Equity Awards.

(a) Prior to the Effective Time, each of the Company and Parent shall take all action as is necessary to cause each option to purchase shares of Company Common Stock (each, a “Company Option”) outstanding immediately prior to the Effective Time under any stock option, equity compensation plan or agreement (the “Company Stock Plans”) having an exercise price that is not more than $40 (“Continuing Options”) to, at the Effective Time and without any further action on the part of the holder thereof, be converted into an option to purchase the number of shares of Parent Common Stock equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Company Common Stock subject to such Continuing Options multiplied by (y) the Exchange Ratio. The exercise price per share for each Continuing Option after the Effective Time will be determined by dividing the per share exercise price for such Continuing Option immediately before the Effective Time by the Exchange Ratio (rounded up to the nearest cent). The term, exercisability, and vesting schedule of each Continuing Option will to the extent permitted by Law be unchanged.

(b) Prior to the Effective Time, the Company shall take all action as is necessary to cause all options to purchase shares of Company Common Stock outstanding immediately prior to the Effective Time under the Company Stock Plans having an exercise price greater than $40 per share, whether vested or unvested, to terminate immediately prior to the Effective Time and to be of no further force or effect.

(c) Except as otherwise provided in this Section 2.3(c), the terms and provisions of any restricted stock purchase agreement or similar agreement entered into pursuant to any Company Option Plan (“Restricted Stock Agreement”), which is in effect immediately prior to the Effective Time will continue in full force and effect following the Effective Time and shall apply to all shares of Parent Common Stock held by any Person as a result of the conversion of unvested Company Common Stock held by any Person as a result of the conversion of unvested Company Common Stock subject to the Restricted Stock Agreement (“Company Restricted Stock”) in the Merger. Subject to this Section 2.3(c), each share of Company Restricted Stock outstanding immediately before the Effective Time will be converted into the right to receive the Merger Consideration. The vesting schedule and all other terms and conditions of each Restricted Stock Agreement will to the extent permitted by Law be unchanged.

(d) Prior to the Effective Time, the Company shall take all action as is necessary to cause each restricted stock unit outstanding immediately prior to the Effective Time under any Company Stock Plan (a “Company Restricted Stock Unit”) to be converted as of the Effective Time into restricted stock units with respect to a number of shares of Parent Common Stock determined by multiplying the number of unvested shares of Company Common stock subject to such Company Restricted Stock Unit by the Exchange Ratio, rounded down to the nearest whole share, with the other terms and conditions of such award agreements to remain unchanged to the extent permitted by Law.

(e) The Company shall take all action that is necessary to (i) cause the exercise of each outstanding purchase right under the Company’s Employee Stock Purchase Plan (the “Company ESPP”) no less than five Business Days prior to the Effective Time; (ii) provide that no further purchase period or offering period shall commence under the Company ESPP following the date of this Agreement; (iii) to limit participation in the Company ESPP to those employees who were participants on the date hereof; (iv) prevent any participant from increasing his payroll deduction election or purchase elections from those in effect on the date hereof; and (v) terminate the Company ESPP immediately prior to and effective as of the Effective Time.

(f) Notwithstanding anything to the contrary contained herein, Company Options, Company Restricted Stock and Company Restricted Stock Units that are converted into equivalent awards pursuant to this Section 2.3 shall be subject to the same vesting provisions applicable prior to conversion.

Section 2.4 Exchange of Shares.

(a) As soon as practicable after the Effective Time, Parent’s transfer agent (the “Transfer Agent”) shall mail to each holder of record of one or more Certificates or Book Entry Shares whose Shares are being converted into the Merger Consideration pursuant to Section 2.1 a letter of transmittal (which shall be in customary form, and shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book Entry Shares shall pass, only upon delivery of the Certificates or Book Entry Shares to the Transfer Agent) and instructions for use in effecting the surrender of the Certificates or Book Entry Shares in exchange for the Merger Consideration. Upon proper surrender of a Certificate or Book Entry Share for exchange and cancellation to the Transfer Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Certificate or Book Entry Share shall be entitled to receive in exchange therefor the amount of Merger Consideration provided in Section 2.1, and the Certificate or Book Entry Share so surrendered shall forthwith be cancelled. No interest shall be paid or accrued on any cash or on any unpaid dividends or distributions payable to holders of Certificates or Book Entry Shares.

(b) After the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock which were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates or Book Entry Shares are presented for transfer to the Transfer Agent, each such Certificate shall be cancelled and exchanged for the Merger Consideration provided in Section 2.1. In the event of a transfer of ownership of any share of Company Common Stock prior to the Effective Time that has not been registered in the transfer records of the Company, the Merger Consideration payable in respect of such share of Company Common Stock shall be paid to the transferee of such share of Company Common Stock if the Certificate or Book Entry Share that previously represented such share is presented to the Transfer Agent accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

(c) None of the Company, Parent, the Transfer Agent or any other Person shall be liable to any former Company Stockholder for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(d) In the event any Certificate has been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Parent, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Transfer Agent to comply with Regulations to which the Transfer Agent is subject, the posting by such Person of a bond in such amount as the Transfer Agent may determine is reasonably necessary to comply with such regulations as indemnity against any claim that may be made against it or the Surviving Company with respect to such Certificate, or, if no bond is required, an indemnification agreement reasonably acceptable to Parent and Transfer Agent, the Transfer Agent will deliver in exchange for such lost, stolen or destroyed Certificate the Merger Consideration such Company Stockholder has a right to receive pursuant to this Article II.

(e) No certificates or scrip evidencing fractional shares of Parent Common Stock shall be issued in the Merger, and such fractional share interests will not entitle the owner thereof to any rights as a shareholder of Parent. In lieu of a fractional share, Parent will pay any holder of shares of Company Common Stock who would otherwise have been entitled to a fraction of a share of Parent Common Stock upon surrender of the certificates therefor an amount of cash (without interest) determined by multiplying (a) the average of the closing sale prices for a share of Parent Common Stock (as adjusted for stock splits, dividends, and the like) as reported on NASDAQ for the five (5) consecutive trading days ending with, and including, the trading day immediately prior to the Closing Date by (b) the fractional share interest in Parent Common Stock to which such holder would otherwise be entitled. The provisions of this Section 2.4(e) will apply to the aggregate number of shares of Company Common Stock held by each holder thereof and each such holder will be required to simultaneously surrender all Certificates or Book Entry Shares relating to shares of Company Common Stock held by such holder in accordance with the provisions of Section 2.4 in order to surrender any such Certificate or Book Entry Share.

Section 2.5 Withholding. Parent, the Surviving Company and the Transfer Agent shall be entitled to deduct and withhold from the Merger Consideration deliverable under this Agreement, and from any other payments made pursuant to this Agreement (including pursuant to Section 2.3) such amounts as Parent, the Surviving Company and the Transfer Agent are required to deduct and withhold with respect to such delivery and payment under the Code or any provision of applicable Tax Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been delivered and paid to the holder of shares of Company Common Stock and such other Persons, as applicable, in respect of which such deduction and withholding was made by Parent, the Surviving Company and the Transfer Agent.

Section 2.6 Adjustments. If, during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company or Parent shall occur by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or stock dividend thereon or other similar event with a record date during such period, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted.

Section 2.7 Alternative Structure. The parties agree that if either the Company or Parent requests that the Merger be revised so that Merger Sub is merged with and into the Company at the Effective Time, with the Company as the Surviving Company in the Merger (i.e., a “reverse subsidiary merger”), the Merger shall be consummated in such revised manner; provided, however, the Merger will be revised in accordance with this Section 2.7 if and only if counsel for each of the Company and Parent specified in Section 6.15 hereof are able, each in the exercise of its sole and absolute discretion, to render the opinions provided for in Sections 6.15(d) and (e) hereof that the Merger as so revised will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code; and provided further, that the Merger as so revised is reasonably likely to be consummated in as timely a manner as would be the case utilizing the structure currently provided for in Section 1.1 hereof. If either such counsel is not able, in its sole and absolute discretion, to render the opinion that the Merger as revised will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code, or the revised transaction cannot be consummated in as timely a manner as set forth in the prior sentence, the Merger will be undertaken in accordance with Section 1.1, subject to all other conditions contained in this Agreement. The foregoing shall not be construed to limit the activities permitted to be undertaken by the Company or Parent which would not be inconsistent with a tax-free reorganization under the structure of the transaction as currently set forth in Section 1.1, but which may otherwise be inconsistent with a tax-free reorganization undertaken as a reverse subsidiary merger.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as disclosed or incorporated by reference in the Company SEC Documents or (ii) as disclosed in the disclosure letter, dated as of the date of this Agreement and delivered to Parent in connection with the execution and delivery of this Agreement (the “Company Disclosure Letter”), which disclosure shall be subject to Section 9.12 hereof, the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Organization and Qualification; Subsidiaries. The Company and each Company Subsidiary are legal entities duly organized, validly existing and in good standing (or, to the extent the applicable jurisdiction does not recognize the concept of good standing, the most closely equivalent concept) under the Laws of their respective jurisdictions of incorporation or organization, have the corporate power to own, lease and operate their respective properties and to carry on their respective businesses as are now being conducted and are duly qualified and in good standing to do business in each jurisdiction where its properties (whether owned, leased or operated) or its business conducted require such qualification, except where the failure to be so duly qualified and in good standing would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.2 Certificate of Incorporation and Bylaws. The Company has furnished or made available to Parent complete and correct copies of the certificate of incorporation and the bylaws or the equivalent organizational documents, in each case as amended or restated to the date hereof, of the Company and each Company Subsidiary. None of the Company or any of the Company Subsidiaries is in violation of any provision of its organizational documents, except such violations as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.3 Capitalization.

(a) The authorized capital stock of the Company consists of 40,000,000 shares of Company Common Stock. As of September 25, 2008, (i) 17,067,358 shares of Company Common Stock are issued and outstanding (including 257,225 shares of Company Restricted Stock), all of which are duly authorized, validly issued, fully-paid and non-assessable, (ii) 2,104,319 shares of Company Common Stock are held in the treasury of the Company, (iii) Company Options to purchase an aggregate of 2,155,086 shares of Company Common Stock are outstanding and (iv) Company Restricted Stock Units to receive an aggregate of 472,800 shares of Company Common Stock are outstanding. Between September 25, 2008 and the date hereof, no shares of Company Common Stock have been issued by the Company except (A) upon the exercise of outstanding Company Options, (B) in connection with the settlement of Company Restricted Stock Units, and (C) purchases made pursuant to the Company ESPP. There are no bonds, debentures, notes or other indebtedness or securities of the Company that have the right to vote (or that are convertible into, or exchangeable for, securities having the right to vote) on any matters on which Company Stockholders may vote. Except as set forth above, as of the date of this Agreement, no shares of capital stock or other voting securities of the Company are issued or outstanding. Section 3.3(a) of the Company Disclosure Letter sets forth a complete and correct list, as of the date of this Agreement, of all rights to purchase any issued or unissued capital stock of the Company and the Company Subsidiaries, or obligating the Company or any of the Company Subsidiaries to issue, grant or sell any shares of capital stock of, or other equity interests in, or securities convertible into equity interests in, the Company or any of the Company Subsidiaries and any preemptive rights relating to the Company or the Company Subsidiaries. All shares of Company Common Stock subject to issuance as described above shall, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, be duly authorized, validly issued, fully paid and nonassessable. No shares of Company Common Stock were issued, and no Company Options were granted, in violation of preemptive rights of any Person. No shares of Company Common Stock are held by any Company Subsidiary.

(b) As of the date hereof, none of the Company or any of the Company Subsidiaries has, nor on the Closing will any of them have (except as permitted by Section 5.2), any contractual or other obligation to repurchase, redeem or otherwise acquire any shares of Company Common Stock or any capital stock of any of the Company Subsidiaries, or make any investment (in the form of a loan, capital contribution or otherwise) in any of the Company Subsidiaries or any other Person, except in connection with the Company’s right to accept shares of Company Common Stock in payment of the exercise price or withholding Taxes incurred by any holder in connection with the exercise of Company Options, the vesting of restricted stock awards or the settlement of Company Restricted Stock Units. All of the outstanding shares of capital stock and voting securities of each Company Subsidiary are owned, directly or indirectly, by the Company and are duly authorized, validly issued, fully paid and nonassessable, were issued without violation of preemptive rights of any Person, and those shares of capital stock and voting securities of each of the Company Subsidiaries owned by the Company, directly or indirectly, are free and clear of all Liens. Except as otherwise set forth in this Section 3.3 or in the Company Disclosure Letter, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements of any character relating to the issued or unissued capital stock or other securities of any Company Subsidiary, or otherwise obligating the Company or any Company Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire any such securities.

(c) As of the date hereof, neither the Company nor any of the Company Subsidiaries owns, or has any contractual or other obligation to acquire, any equity securities or other securities of any Person (other than Company Subsidiaries) or any direct or indirect equity or ownership interest in any other business nor will the Company or any Company Subsidiary have any of the foregoing on the Closing Date except as permitted by Section 5.2.

Section 3.4 Authorization of Agreement; No Violation.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to Company Stockholder Approval, to consummate the transactions contemplated by this Agreement. The execution and delivery by the Company of this Agreement and the consummation by the Company of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on the part of the Company, subject to the adoption of this Agreement by (and receipt of) Company Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by Parent and Merger Sub, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforcement may be limited by (i) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other Laws affecting or relating to creditors’ rights generally or (ii) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law.

(b) Neither the execution and delivery by the Company of this Agreement nor the consummation of the Merger and the other transactions contemplated by this Agreement, will (i) violate the Company Charter or Company Bylaws or comparable governing documents of the Company Subsidiaries, or (ii) assuming that the Company Consents are duly obtained, (x) violate any Law applicable to the Company or any of the Company Subsidiaries, or (y) result in a breach of or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or give others a right of termination under, or result in the creation of a Lien on any property or asset of the Company or the Company Subsidiaries under, any of the terms, conditions or provisions of any Contract to which the Company or any of the Company Subsidiaries is a party or by which it or any of its properties or assets is bound, except (in the case of clause (ii) above) for such violations, breaches, defaults, loss of benefits or Liens which would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.5 Consents and Approvals. Except for (i) any approvals or filings required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any applicable foreign antitrust laws, (ii) the Company Stockholder Approval, (iii) the filing with the SEC of (A) a joint proxy statement/

prospectus (as amended or supplemented, the “Joint Proxy Statement/Prospectus”) to be sent to the stockholders of the Company in connection with the Company Stockholders Meeting and to the stockholders of Parent in connection with the Parent Stockholders Meeting, to be prepared in accordance with the Exchange Act, and (B) such other reports or filings under the Exchange Act or the Securities Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (iv) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (v) such filings as may be required under the rules and regulations of NASDAQ, (vi) the consents, notices and approvals set forth in Section 3.5 of the Company Disclosure Letter (which includes without limitation any consents and approvals required under any Company Material Contract and any Company Real Property Lease), (vii) such consents, notices, approvals or filings in connection with any state or local Tax which is attributable to the beneficial ownership of the Company’s real property, if any, (viii) such filings and consents as may be required by any applicable state securities or “blue sky” laws or state takeover laws, (ix) such filings and consents as may be required under any environmental, health or safety law or regulation pertaining to any notification, disclosure or required approval triggered by the Merger or the Transactions (the consents referred to in clauses (i) through (ix), the “Company Consents”) and (x) such additional consents, notices and approvals, the failure of which to make or obtain would not have a Company Material Adverse Effect, no consents or approvals of any Governmental Entity or any Third Party are necessary in connection with (A) the execution and delivery by the Company of this Agreement and (B)  the consummation by the Company of the Merger and the other transactions contemplated by this Agreement.

Section 3.6 SEC Documents; Financial Statements.

(a) The Company has furnished or made available (including via EDGAR) to Parent complete and correct copies of all forms, documents, statements and reports filed by the Company with, or furnished by the Company, to the SEC since June 30, 2007 (such forms, documents, statements and reports, including any amendments thereto, the “Company SEC Documents”). The Company has filed or otherwise transmitted all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed by it with the SEC since June 30, 2007. As of their respective filing dates, the Company SEC Documents complied as to form in all material respects with the requirements of the Exchange Act, the Securities Act and SOX applicable to such Company SEC Documents, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading, except to the extent amended or superseded by a subsequently filed Company SEC Document. The Company has made available to Parent copies of all material written correspondence between the SEC, on the one hand, and the Company and any of its Subsidiaries, on the other hand, since June 30, 2007. To the Knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review or outstanding SEC comment.

(b) The financial statements of the Company, including the notes thereto, included in the Company SEC Documents (collectively, the “Company Financial Statements”) complied in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto as of their respective dates, and have been prepared in accordance with GAAP (except in the case of unaudited quarterly reports, as indicated in the notes thereto) applied on a basis consistent throughout the periods indicated (except as may be indicated in the notes thereto). The Company Financial Statements fairly present in all material respects the consolidated financial condition and operating results of the Company and its Subsidiaries at the dates and during the periods indicated therein (subject, in the case of unaudited statements, to normal year-end adjustments).

(c) The Company has established and maintains disclosure controls and procedures and internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of SOX.

(d) The Company has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant roles in the Company’s internal controls over financial reporting. As of the date hereof, to the actual knowledge (without independent inquiry or investigation) of the chief executive officer, chief accounting officer or corporate controller of the Company, (y) the Company has not identified any material weaknesses in internal controls and (z) the Company is not aware of any facts or circumstances that would prevent its chief executive officer and chief financial officer from giving the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of SOX, without qualification, when next due.

(e) Each of the “principal executive officer” and the “principal financial officer” (each, as defined under SOX) of the Company has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Company SEC Documents. Neither the Company nor any Company Subsidiary has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers of the Company within the meaning of Section 402 of SOX.

Section 3.7 Undisclosed Liabilities. As of the date hereof, to the Knowledge of the Company, there exist no liabilities or obligations of the Company and the Company Subsidiaries that are material to the Company, whether accrued, absolute, contingent or threatened, either matured or unmatured, other than (i) liabilities or obligations that are adequately reflected, reserved for or disclosed in the Company Financial Statements, (ii) liabilities or obligations incurred in the ordinary course of business of the Company and the Company Subsidiaries consistent with past practice since the last such Company Financial Statements, (iii) liabilities incurred in connection with this Agreement or the transactions contemplated by this Agreement, or (iv) liabilities or obligations that are not, individually or in the aggregate, material to the Company.

Section 3.8 Absence of Certain Changes or Events. Except in connection with this Agreement and the transactions contemplated herein, since June 30, 2008, there has not been:

(a) Any event, change or effect that individually or in the aggregate has had or would reasonably be expected to have a Company Material Adverse Effect;

(b) Any direct or indirect declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock, property or any combination thereof) in respect of the Company Common Stock, or any direct or indirect repurchase, redemption or other acquisition by the Company of any shares of its stock (other than (i) pursuant to the Company’s previously announced stock repurchase program and (ii) the acceptance of shares of Company Common Stock in payment of the exercise price or withholding Taxes incurred by any holder in connection with the exercise of Company Options or the lapse of restrictions on Company Restricted Stock or the vesting of Company Restricted Stock Units);

(c) Any (i) granting by the Company or any of its Subsidiaries to any director or executive officer of the Company of (A) any increase in compensation, bonus, insurance, pension or other benefits, (B) any increase in severance or termination pay or (C) any special bonus or remuneration, (ii) written employment contract executed or amended, or (iii) change in personnel policies, in each case except in the ordinary course of business consistent with past practice, as required by any employment, severance or termination agreement in effect as of the date hereof or as otherwise contemplated by this Agreement or as disclosed in Section 3.14(d) of the Company Disclosure Letter;

(d) Any change by the Company in accounting principles, except for any change resulting from a change in GAAP; or

(e) Any amendment to the Certificate of Incorporation or Bylaws of the Company or the charter documents of any Company Subsidiary.

Section 3.9 Company Assets.

(a) The Company or the Company Subsidiaries, individually or together, own, lease or have the right to use all of their properties and assets reflected in the Company’s Form 10-K filed with the SEC for the period ended June 30, 2008, other than as set forth in Section 3.9(a) of the Company Disclosure Letter or any properties or assets that have been sold or otherwise disposed of since June 30, 2008 in the ordinary course of business consistent with past practice (all such properties and assets being referred to as “Company Assets”), except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries has good title to, or in the case of leased or subleased Company Assets, valid and subsisting leasehold interests in, all of the Company Assets free and clear of Liens, other than (i) Permitted Encumbrances and (ii) Liens that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(b) Section 3.9(b) of the Company Disclosure Letter lists all real property that any of the Company and its Subsidiaries own. With respect to each such parcel of owned real property:

(i) there are no easements, covenants, or other restrictions material to such property, other than Permitted Encumbrances;

(ii) there are no leases, subleases, licenses, concessions, or other agreements granting to any party or parties the right of use or occupancy of any portion of the parcel of real property which materially impact the use of the property;

(iii) there are no outstanding options or rights of first refusal to purchase the parcel of real property, or any portion thereof or interest therein; and

(iv) the Company has title insurance with respect to each such parcel and has delivered to Parent true and correct copies of such policies.

(c) Section 3.9(c) of the Company Disclosure Letter contains a list of all real property currently leased or occupied by the Company or Company Subsidiaries with monthly rental payments in excess of $30,000, including the dates of and parties to all leases and any amendments thereof (such leases, as amended, the “Company Real Property Leases”). All of the Company Real Property Leases have been made available to Parent.

Section 3.10 Company Material Contracts.

(a) Except for those agreements and other documents (i) set forth in the exhibit index of the Company’s Annual Report on Form 10-K for the year ended June 30, 2008, (ii) permitted by Section 5.2, or (iii) set forth in Section 3.10(a) of the Company Disclosure Letter, neither Company nor any of the Company Subsidiaries is a party to, bound by or subject to any Contract (A) that is a “Material Contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K, or (B) the loss of which would reasonably be expected to have a Company Material Adverse Effect. Each Contract of the type described in this Section 3.10(a) is referred to herein as a “Company Material Contract.”

(b) To the Knowledge of the Company, each Company Material Contract is in full force and effect and is valid, binding and enforceable by the Company or Company Subsidiaries in accordance with its terms, except (i) as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the enforcement of creditors’ rights generally and that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought, and (ii) to the extent that it has previously expired in accordance with its terms. Neither the Company nor any Company Subsidiaries is in breach or violation of or in default under (and no event has occurred which, with the passage of time or the giving of notice or both would constitute a breach or violation of or default under) any Company Material Contract to which it is a party or by which it or any of its properties or other assets is bound, except for those breaches, violations or defaults which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. The Company does not have any Knowledge of any default by any other party to any Company Material Contract or of any event (whether with or without notice, lapse of time or both) that would constitute a material default by any other party with respect to obligations of that party under any Company Material Contract, except for such defaults which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.11 Compliance with Applicable Law; Permits.

(a) The Company and the Company Subsidiaries have complied with all applicable Laws, and are not in violation of, and have not received any notices of violation with respect to, any Laws applicable to the Company or the Company Subsidiaries or by which any of their assets and properties are bound, except for such noncompliance and violations as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries have obtained all Permits that are necessary to carry on their businesses as conducted as of the date hereof. The Company and the Company Subsidiaries have complied with, and are not in violation of, any Permit, except where such noncompliance or violation would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not reasonably be expected to have a Company Material Adverse Effect, all such Permits are in full force and effect and there are no proceedings pending or, to the Knowledge of the Company, threatened that seek the revocation, cancellation, suspension or adverse modification thereof.

Section 3.12 Environmental Conditions.

(a) Except as would not reasonably be expected to have a Company Material Adverse Effect or except as described in Section 3.12(a) of the Company Disclosure Letter:

(i) the business and assets of the Company and the Company Subsidiaries are and, for the last ten (10) years and, to the Knowledge of the Company, for all periods prior thereto, have been in compliance with all Environmental Laws (as defined below) and all Permits required under any Environmental Laws (“Environmental Permits”);

(ii) there are no pending or, to the Knowledge of the Company, threatened claims, actions or proceedings against the Company or the Company Subsidiaries under any Environmental Law or Environmental Permit;

(iii) all products, materials and wastes generated in connection with the business of the Company and the Company Subsidiaries are and have been sold, transported and/or disposed of off-site in compliance with all Environmental Laws;

(iv) no Hazardous Substance has been disposed of, spilled, leaked or otherwise released or is present on, in, under or from the real property currently or, to the Knowledge of the Company, historically leased, owned or occupied by the Company or the Company Subsidiaries, except in compliance with Environmental Laws or except at concentrations allowed under Environmental Laws;

(v) none of the assets of the Company or the Company Subsidiaries, or the improvements on the real property currently leased, owned or occupied by the Company or the Company Subsidiaries, have incorporated into them during the period of leasing, ownership or occupancy by the Company or the Company Subsidiaries and, with respect to real property not owned by the Company or any Company Subsidiary, as a result of the Company’s or any Company Subsidiaries’ activities at or on such non-owned real property, any asbestos, lead paint, urea formaldehyde foam insulation, polychlorinated biphenyls or any other Hazardous Substance which is prohibited, restricted or regulated when present in buildings, structures, fixtures or equipment, except for in such condition, location, or concentration as is allowed by Environmental Laws; and

(vi) the Company has made available to Parent copies of all material, non-privileged environmental reports, records, and assessments in the possession, custody or control of the Company relating to the environmental conditions of any real property owned or operated by the Company or the Company Subsidiaries and to the operations of the Company or the Company Subsidiaries.

(b) For the purpose of this Agreement, the following terms have the following meanings: (i) “Environmental Law” means any applicable federal, state, foreign or local statute, ordinance or regulation in effect as of the Closing Date pertaining to the protection of the environment or human health and safety as it relates to environmental protection and any applicable orders, judgments, decrees, permits, licenses or other authorizations or mandates under such statutes, ordinances or regulations, and (ii) “Hazardous Substance” means any substance, material or waste as defined, listed or regulated under any Environmental Law as hazardous, toxic, radioactive or infectious, and includes without limitation radioactive material and petroleum oil and its fractions. For purposes of this Section 3.12 only, “Company Subsidiaries” means both current Subsidiaries of the Company and historical Subsidiaries of the Company at the time owned by the Company.

Section 3.13 Legal Proceedings. Neither the Company nor any of the Company Subsidiaries is a party to any, and there are no pending or, to the Knowledge of the Company, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against the Company, any of the Company Subsidiaries, any or their respective officers or directors in their capacities as such, or any of the properties or business of the Company or any Company Subsidiary, in each case which would reasonably be expected to have a Company Material Adverse Effect. There is no Order imposed upon the Company, any of the Company Subsidiaries or the assets of the Company or any of the Company Subsidiaries which would reasonably be expected to have a Company Material Adverse Effect.

Section 3.14 Employee Benefit Plans.

(a) Section 3.14(a) of the Company Disclosure Letter lists all Company Benefit Plans. With respect to each Company Benefit Plan, the Company has made available to Parent correct and complete copies of the governing plan documents and, where applicable, (i) documents governing any related trust or other funding vehicle, (ii) the summary plan description including any summary of material modifications currently in effect, (iii) the most recent IRS Form 5500 filing, (iv) the most recent annual audited financial statement, and (v) the most recent IRS determination or opinion letter.

(b) No Company Benefit Plan is subject to either Section 412 of the Code or Title IV of ERISA and, in the six years preceding the date hereof, neither the Company nor any ERISA Affiliate has sponsored, maintained or contributed to, or had any obligation to sponsor, maintain or contribute to, any employee benefit plan subject to Title IV of ERISA. No Company Benefit Plan is a “multiemployer plan” within the meaning of the Code or Section 3(37) of ERISA and neither the Company nor any ERISA Affiliate has contributed to or been obligated to contribute to a multiemployer plan. No Company Benefit Plan is a multiple employer plan. No Company Benefit Plan provides directly or indirectly for health benefits for any person after termination of employment by the Company or an ERISA affiliate except for limited continuation of benefits as required by applicable Law.

(c) Each Company Benefit Plan has been maintained and administered in compliance with its terms and the provisions of applicable Laws, except where the failure to comply would not, individually or in the aggregate, result in a Company Material Adverse Effect. All material contributions, premium and benefit payments required to be made under or in connection with each Company Benefit Plan through the date hereof have been made or properly accrued. Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and no event has occurred since the date of the most recent determination or opinion letter relating to such Company Benefit Plan that would reasonably be expected to result in the revocation of the qualified status of such Company Benefit Plan.

(d) Except as contemplated by this Agreement or as set forth in Section 3.14(d) of the Company Disclosure Letter, there are no agreements or arrangements pursuant to which, as a result of the consummation of the transactions contemplated by this Agreement, any current or former Company Employee would be entitled to receive any bonus, change in control, retention or similar benefit (including acceleration of vesting, exercise or timing of payment of an incentive award or any other form of compensation), and neither the Company nor any Company Subsidiary has made or is obligated to make any payment that is not deductible under Section 280G of the Code or subject to excise tax under Section 4999 of the Code.

(e) There are no pending or, to the Knowledge of the Company, threatened claims (other than routine claims for benefits), and no pending or, to the Knowledge of the Company, threatened litigation or regulatory proceedings with respect to any Company Benefit Plans.

(f) To the Knowledge of the Company, no compensation paid or required to be paid under any Company Benefit Plan is or will be subject to additional tax under Section 409A(1)(B) of the Code, and all equity compensation awards issued by the Company have been made, accounted for, reported and disclosed in accordance with applicable law, accounting rules and stock exchange requirements.

Section 3.15 Taxes. Except as described in Section 3.15 of the Company Disclosure Letter:

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each of the Company and the Company Subsidiaries has timely filed or caused to be timely filed all Tax Returns required to be filed by them, all such Tax Returns are correct and complete in all respects and all Taxes shown as due and payable on such Tax Returns or otherwise owing have been paid, and (ii) each of the Company and the Company Subsidiaries has withheld and paid over to the applicable Tax authorities all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other Third Party.

(b) Neither the Company nor any Company Subsidiary has received written notice of any proposed or threatened Tax proceeding, examination, investigation, audit or administrative or judicial proceeding (collectively, “Tax Proceedings”) against, or with respect to, any Taxes of the Company or any Company Subsidiary, and no such Tax Proceedings are currently pending.

(c) There are no Liens for Taxes (other than statutory Liens for Taxes not yet due and payable) upon any of the assets of the Company or any Company Subsidiary.

(d) Neither the Company nor any Company Subsidiary has granted any extension or waiver of the limitation period applicable to any Tax, or executed any power of attorney with respect to any Tax matter, in each case that remains in effect.

(e) Neither the Company nor any Company Subsidiary is a party to any Tax sharing, allocation, or indemnification agreement or arrangement or is otherwise liable for any Tax of any other person (other than such an agreement or arrangement exclusively between or among the Company and the Company Subsidiaries).

(f) Neither the Company nor any Company Subsidiary (i) has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code; or (ii) has distributed stock of another person, or has had its stock distributed by another person, in a transaction that was, or was purported or intended to be, governed in whole or in part by Sections 355 or 361 of the Code.

(g) Neither the Company nor any Company Subsidiary has taken or agreed to take any action, has failed to take any action or knows of any fact, agreement, plan or other circumstance that is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

Section 3.16 Intellectual Property.

(a) For purposes of this Agreement, “Intellectual Property Rights” shall mean patents, patent applications, inventions, processes, technologies, discoveries, trademarks, trademark rights, trade names, trade name rights, domain names, service marks, service mark rights, trade secrets, customer lists, copyrights, copyrightable and copyrighted works, technical know-how, data bases, data collections, computer programs, registrations and applications to register the foregoing, and all other intellectual property rights of any nature.

(b) Each of the Company and its Subsidiaries owns, or is validly licensed or otherwise has the right to use, all Intellectual Property Rights used in the business of the Company and the Company Subsidiaries, with such exceptions as would not, individually or in the aggregate, have a Company Material Adverse Effect. Section 3.16(b) of the Company Disclosure Letter sets forth those licenses to use Intellectual Property Rights which require consent or approval in connection with the transactions contemplated by this Agreement.

(c) The operation of the business of the Company and its Subsidiaries, as such business currently is conducted, has not infringed or misappropriated and does not infringe or misappropriate the valid Intellectual Property Rights of any Third Party, except to the extent such infringement or misappropriation has not had or would not reasonably be expected to have a Company Material Adverse Effect.

(d) Except as set forth in Section 3.16(d) of the Company Disclosure Letter, no claims or proceedings are pending or, to the Knowledge of the Company, threatened that the Company or any of the Company Subsidiaries is infringing (including with respect to the manufacture, use or sale by the Company or any of the Company Subsidiaries of their respective commercial products) the rights of any Person with regard to any Intellectual Property Right which, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect. Except as set forth in Section 3.16(d) of the Company Disclosure Letter, to the Knowledge of the Company, no Person or Persons are infringing the rights of the Company or any of the Company Subsidiaries with respect to any Intellectual Property Right in a manner which, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(e) No claims or proceedings are pending or, to the Knowledge of the Company, threatened with regard to: (i) the ownership by the Company or any of its Subsidiaries of any of their respective Intellectual Property Rights or (ii) the validity or enforceability of such Intellectual Property Rights, which, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect. Except as set forth in Section 3.16(e) of the Company Disclosure Letter, the Company has taken commercially reasonable steps to maintain and protect such Intellectual Property Rights except to the extent such failure, individually or in the aggregate, has not had or would reasonably be expected to have a Company Material Adverse Effect.

(f) Neither this Agreement nor the transactions contemplated by this Agreement will result in (i) Parent, the Company, any Company Subsidiary or the Surviving Company granting to any third party any right to or with respect to any Intellectual Property Right owned by, or licensed to, such party, (ii) Parent, the Company, any Company Subsidiary or the Surviving Company being bound by, or subject to, any non-compete or other material restriction on the operation or scope of their respective businesses, or

(iii) Parent, the Company, any Company Subsidiary or the Surviving Company being obligated to pay any royalties or other material amounts to any third party in excess of those payable by such party prior to the Closing.

Section 3.17 Labor Matters.

(a) Neither the Company nor any of the Company Subsidiaries is a party to, or bound by, any collective bargaining agreement or other Contract or understanding with a labor union or labor organization. Neither the Company nor any of the Company Subsidiaries is experiencing, as of the date of this Agreement, a dispute, strike or work stoppage except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened, except for those the formation of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of its Subsidiaries is currently in compliance with all applicable Laws relating to the employment of labor, including, without limitation, those related to wages, hours, worker classification, collective bargaining and the payment and withholding of Taxes and other sums as required by the appropriate Governmental Entity and has withheld and paid to the appropriate Governmental Entity or is holding for payment not yet due to such Governmental Entity all amounts required to be withheld from employees of the Company or any of its Subsidiaries and is not liable for any arrears of wages, Taxes, penalties or other sums for failure to comply with any of the foregoing, except for such noncompliance which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. Except as set forth in Section 3.17(a) of the Company Disclosure Letter, there is no claim with respect to payment of wages, salary or overtime pay or any other employment practice that is now pending or, to the Knowledge of the Company, threatened before any Governmental Entity with respect to any persons currently or formerly employed by the Company or any of its Subsidiaries, except for such claims which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Except as disclosed in Section 3.17(a) of the Company Disclosure Letter, no employee of the Company or its Subsidiaries is the beneficiary under an employer-sponsored non-immigrant visa. Each of the Company and its Subsidiaries is in compliance with all provisions of applicable immigration Laws, including provisions relating to the completion and retention of Form I-9, with such exceptions as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b) Except as set forth in Section 3.17(b) of the Company Disclosure Letter, there are no written employment, commission or compensation agreements of any kind between the Company or the Company Subsidiaries and any employees. The Company has made available to Parent complete and accurate copies of all employment or supervisory manuals and employment or supervisory policies. The Company and the Company Subsidiaries do not have any agreements with employees regarding compensation of any nature, severance payments or retirement benefits, except as reflected in the items listed in Sections 3.14(d) and 3.17(b) of the Company Disclosure Letter. Except as set forth in Section 3.17(b) of the Company Disclosure Letter, there are no material consulting, independent contractor or other similar agreements of any kind between the Company or the Company Subsidiaries and any consultants or independent contractors providing for payments by the Company or any Company Subsidiary in excess of $100,000 per year which are not terminable by the Company on 30 days notice without penalty.

Section 3.18 State Takeover Laws.

(a) Assuming the representation and warranty set forth in Section 4.17(b) is true and correct, the Company Board has taken all actions so that the restrictions contained in Section 203 of the DGCL applicable to a “business combination” (as defined in such Section 203) will not apply to the execution, delivery or performance of this Agreement or the Voting Agreements or the consummation of the Merger or the other transactions contemplated by this Agreement. Assuming the representation and warranty set forth in Section 4.17(b) is true and correct, to the Knowledge of the Company, no other state takeover statute is applicable to this Agreement, the Merger, or the other transactions contemplated by this Agreement.

(b) Neither the Company nor any of its Affiliates (i) owns (directly or indirectly, beneficially or of record except through mutual funds or similar investments as to which such Person does not control investment decisions) any securities of Parent or (ii) holds any right to acquire, hold, vote or dispose of any securities in Parent. Neither the Company nor any of its Affiliates is an “interested shareholder” of Parent as defined in Section 825(5) of the OBCA. The Company represents and warrants that as of the date hereof, more than three years has lapsed since any Affiliate of the Company first became an “interested shareholder” in Parent as defined in Section 825(5) of the OBCA.

Section 3.19 Insurance. The Company has in full force and effect the insurance coverage with respect to its business and the businesses of the Company Subsidiaries set forth in Section 3.19 of the Company Disclosure Letter. From June 30, 2008 through the date of this Agreement, neither the Company nor any of the Company Subsidiaries has received any written notice regarding any threatened termination of, or material premium increase with respect to, any of such policies.

Section 3.20 Opinion of Financial Advisor; Brokers. The Company has received a written opinion (or oral opinion to be confirmed in writing) of Goldman, Sachs & Co. (the “Company Financial Advisor”), dated as of the date hereof, that, as of the date of such opinion and subject to the qualification, limitations, and assumptions set forth therein, the Exchange Ratio is fair, from a financial point of view, to the Company Stockholders. A signed copy of such opinion will be furnished to Parent as soon as practicable for informational purposes only. Other than the Company Financial Advisor, no broker, finder, investment banker or other Person is entitled to any brokerage, finder’s or similar other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

Section 3.21 No Other Agreements to Sell Company or its Assets. As of the date hereof, the Company has no legal obligation, absolute or contingent, to any other Person to sell any material portion of the Company’s assets, to sell the capital stock or other ownership interests of the Company (other than pursuant to Company Options, the Company ESPP, and Company Restricted Stock Units) or any of the Company Subsidiaries, or to effect any merger, consolidation or other reorganization of the Company or any of the Company Subsidiaries or to enter into any agreement with respect thereto. As of the date hereof, the Company is not engaged, directly or indirectly, in any discussions or negotiations with any other party with respect to a Company Takeover Proposal.

Section 3.22 Vote Required. The approval by a majority of the voting power represented by the outstanding shares of Company Common Stock is the only vote of the holders of any class or series of the Company capital stock necessary to approve the transactions contemplated by this Agreement.

Section 3.23 Foreign Corrupt Practices Act. To the Knowledge of the Company, neither the Company nor any Company Subsidiary has taken any action which would cause it to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any rules and regulations thereunder.

Section 3.24 Company Information. None of the information to be supplied by or on behalf of the Company for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at any time it is amended or supplemented, at the time it is declared effective by the SEC and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, (ii) the Joint Proxy Statement/Prospectus will, at the date the Joint Proxy Statement/Prospectus is first mailed to the Parent Stockholders and the Company Stockholders, at any time between the time the Joint Proxy Statement/Prospectus is first mailed to the Parent Stockholders and the Parent Stockholders Meeting and the Company Stockholders and the Company Stockholders Meeting, including the time of each such meeting (taking into account all additional definitive proxy materials filed by the Company subsequent to such mailing of the Joint Proxy Statement/Prospectus) and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading or (iii) any other document filed with any other regulatory agency in connection herewith will, at the time such document is filed, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or any of its Subsidiaries for inclusion or incorporation by reference in the Registration Statement or Joint Proxy Statement/Prospectus.

Section 3.25 Due Investigation; No Other Representations or Warranties.

(a) The Company has conducted its own investigations of Parent and the Parent Subsidiaries and acknowledges that it has been provided adequate access to the personnel, properties, premises and records of Parent and the Parent Subsidiaries and relevant personnel and records of Parent and the Parent Subsidiaries for such purpose. The Company and its representatives have been afforded the opportunity to meet with, ask questions of and receive answers from management of Parent in connection with the determination by the Company to enter into this Agreement and consummate the transactions contemplated herein. The Company and its Affiliates possess such knowledge of and experience in financial and business matters relating to owning and operating businesses similar to those of Parent and the Parent Subsidiaries that they are capable of evaluating the merits and risks of the transactions contemplated by this Agreement.

(b) Except for the representations and warranties contained in this Article III, neither the Company nor any other Person makes any other express or implied representation or warranty on behalf of the Company or any of its Affiliates in connection with this Agreement or the transactions contemplated by this Agreement, including specifically but without limitation, any information, documents, projections, forecasts or other material made available to Parent or Merger Sub in certain data rooms or management presentations (including written material furnished to Parent and its agents in conjunction with such presentations) in expectation of the transactions contemplated by this Agreement, unless any such information is expressly included in a representation or warranty contained in Article III or in the corresponding section of the Company Disclosure Letter with reference to such applicable section’s representation or warranty.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except (i) as disclosed or incorporated by reference in the Parent SEC Documents or (ii) as disclosed in the disclosure letter, dated as of the date of this Agreement and delivered to the Company in connection with the execution and delivery of this Agreement (the “Parent Disclosure Letter”), which disclosure shall be subject to Section 9.12, Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

Section 4.1 Organization and Qualification; Subsidiaries; Merger Sub.

(a) Parent and each Parent Subsidiary are legal entities duly organized, validly existing and in good standing (or, to the extent the applicable jurisdiction does not recognize the concept of good standing, the most closely equivalent concept) under the Laws of their respective jurisdictions of incorporation or organization, have the corporate or limited liability company power to own, lease and operate their respective properties and to carry on their respective businesses as are now being conducted and are duly qualified and in good standing to do business in each jurisdiction where its properties (whether owned, leased or operated) or its business conducted require such qualification, except where the failure to be so duly qualified and in good standing would not reasonably be expected to have a Parent Material Adverse Effect. None of Parent or any of the Parent Subsidiaries is in violation of any provision of the its organizational documents, except where any such violation would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b) Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. All of the issued and outstanding limited liability company interests of Merger Sub are owned directly by Parent. As of the date of this Agreement and the Effective Time, except for obligations or liabilities incurred in connection with its organization and the transactions contemplated by this Agreement, Merger Sub has not and will not have incurred, directly or indirectly, through any Subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type whatsoever or entered into any agreements or arrangements with any Person.

Section 4.2 Certificate of Incorporation and Bylaws. Parent has furnished or made available to the Company complete and correct copies of the articles of incorporation and the bylaws or the equivalent organizational documents, in each case as amended or restated to the date hereof, of Parent. None of Parent or any of the Parent Subsidiaries is in violation of any provision of its organizational documents, except such violations as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.3 Capitalization.

(a) The authorized capital stock of Parent consists of 100,000,000 shares of Parent Common Stock and 1,000,000 shares of preferred stock, without par value (the “Parent Preferred Stock”). As of September 27, 2008, (i) 26,994,587 shares of Parent Common Stock are issued and outstanding, all of which are duly authorized, validly issued, fully-paid and non-assessable, (ii) options to purchase an aggregate of 3,844,074 shares of Parent Common Stock (“Parent Options”) are outstanding, (iii) Parent Restricted Stock Units to receive 818,192 of Parent Common Stock at target performance levels are outstanding and (iv) no shares of Parent Preferred Stock are issued and outstanding. Between September 27, 2008, and the date hereof, no shares of Parent Common Stock have been issued by Parent except (A) upon the exercise of outstanding Parent Options, (B) in connection with the settlement of restricted stock units outstanding under any stock option, equity compensation plan or arrangement (“Parent Stock Plans”, and such units, “Parent Restricted Stock Units”), and (C) purchases made pursuant to Parent’s Employee Stock Purchase Program (the “Parent ESPP”). There are no bonds, debentures, notes or other indebtedness or securities of Parent that have the right to vote (or that are convertible into, or exchangeable for, securities having the right to vote) on any matters on which Parent Stockholders may vote. Except as set forth above, as of the date of this Agreement, no shares of capital stock or other voting securities of Parent are issued or outstanding. Except for outstanding Parent Options and Parent Restricted Stock Units, as of the date hereof there are no rights to purchase any issued or unissued capital stock of Parent and the Parent Subsidiaries, or obligating Parent or any of the Parent Subsidiaries to issue, grant or sell any shares of capital stock of, or other equity interests in, or securities convertible into equity interests in, Parent or any of the Parent Subsidiaries and any preemptive rights relating to the Parent or the Parent Subsidiaries. All shares of Parent Common Stock subject to issuance as described above shall, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, be duly authorized, validly issued, fully paid and nonassessable. No shares of Parent Common Stock were issued, and no Parent Options were granted, in violation of preemptive rights of any Person. No shares of Parent Common Stock are held by any Parent Subsidiary.

(b) As of the date hereof, none of Parent or any of the Parent Subsidiaries has, nor on the Closing Date will any of them have (except as permitted by Section 5.3), any contractual or other obligation to (i) repurchase, redeem or otherwise acquire any shares of Parent Common Stock or any capital stock of any of the Parent Subsidiaries, or (ii) make any investment (in the form of a loan, capital contribution or otherwise) in any of the Parent Subsidiaries or any other Person, except in the case of clause (i) in connection with Parent’s right to accept shares of Parent Common Stock in payment of the exercise price or withholding Taxes incurred by any holder in connection with the exercise of Parent Options or the settlement of Parent Restricted Stock Units. All of the outstanding shares of capital stock and voting securities of each Parent Subsidiary are owned, directly or indirectly, by Parent and are duly authorized, validly issued, fully paid and nonassessable, were issued without violation of preemptive rights of any Person, and those shares of capital stock and voting securities of each of the Parent Subsidiaries owned by Parent, directly or indirectly, are free and clear of all Liens.

(c) As of the date hereof, neither Parent nor any of the Parent Subsidiaries owns, or has any contractual or other obligation to acquire, any equity securities or other securities of any Person (other than Parent Subsidiaries) or any direct or indirect equity or ownership interest in any other business, nor will Parent or any Parent Subsidiary have any of the foregoing on the Closing Date except as permitted by Section 5.3.

(d) The number of authorized and unissued shares of Parent Common Stock not otherwise reserved for issuance by Parent for a specific purpose is sufficient to pay the Merger Consideration. Parent has reserved for issuance a sufficient number of shares of its authorized but unissued Parent Common Stock for the purpose of paying the Merger Consideration at the Effective Time.

Section 4.4 Authorization of Agreement; No Violation.

(a) Each of Parent and Merger Sub has all necessary corporate or limited liability company power and authority to execute and deliver this Agreement and, subject to Parent Stockholder Approval, to consummate the transactions contemplated by this Agreement. The execution and delivery by Parent and Merger Sub of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly and validly authorized by the board of directors of Parent and the manager of Merger Sub. Parent, as sole holder of limited liability company interests of Merger Sub, has adopted and approved this Agreement and the transactions contemplated by this Agreement, including the Merger. No other corporate or limited liability company proceedings on the part of Parent or Merger Sub are necessary to authorize and approve this Agreement or to consummate the transactions contemplated by this Agreement, except for the receipt of Parent Stockholder Approval. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes the valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as such enforcement may be limited by (i) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other Laws affecting or relating to creditors’ rights generally or (ii) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law.

(b) Neither the execution and delivery by Parent and Merger Sub of this Agreement nor the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated by this Agreement, will (i) violate the Parent Charter or Parent Bylaws or comparable governing documents of the Parent Subsidiaries, or (ii) assuming that the Parent Consents are duly obtained, (x) violate any Law applicable to Parent or any of the Parent Subsidiaries, or (y) result in a breach of or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or give others a right of termination under, or result in the creation of a Lien on any property or asset of Parent or the Parent Subsidiaries under, any of the terms, conditions or provisions of any Contract to which Parent or any of the Parent Subsidiaries is a party or by which it or any of its properties or assets is bound, except (in the case of clause (ii) above) for such violations, breaches, defaults, loss of benefits or Liens which would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.5 Consents and Approvals. Except for (i) any approvals or filings required by the HSR Act and any applicable foreign antitrust laws, (ii) the Parent Stockholder Approval, (iii) the filing with the SEC of (A) a Registration Statement on Form S-4 (the “Registration Statement”) in accordance with the Securities Act and the filing of the Joint Proxy Statement/Prospectus with the SEC pursuant to the Exchange Act, and (B) such other reports or filings under the Exchange Act or the Securities Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (iv) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DLLCA and the DGCL, (v) such filings as may be required under the rules and regulations of NASDAQ, (vi) the consents, notices and approvals set forth in Section 4.5 of the Parent Disclosure Letter (which includes without limitation any consents and approvals required under any Parent Material Contract), (vii) such filings and consents as may be required by any applicable state securities or “blue sky” laws or state takeover laws, (viii) such filings and consents as may be required under any environmental, health or safety law or regulation pertaining to any notification, disclosure or required approval triggered by the Merger or the Transactions (the consents referred to in clauses (i) through (viii), the “Parent Consents”) and (ix) such additional consents, notices and approvals, the failure of which to make or obtain would not have a Parent Material Adverse Effect, no consents or approvals of any Governmental Entity or any Third Party are necessary in connection with (A) the execution and delivery by Parent and Merger Sub of this Agreement and (B) the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated by this Agreement.

Section 4.6 SEC Documents; Financial Statements.

(a) Parent has furnished or made available (including via EDGAR) to the Company complete and correct copies of all forms, documents, statements and reports filed by Parent with, or furnished by Parent, to the SEC since June 2, 2007 (such forms, documents, statements and reports, including any amendments thereto, the “Parent SEC Documents”). Parent has filed or otherwise transmitted all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed by it with the SEC since June 2, 2007. As of their respective filing dates, the Parent SEC Documents complied as to form in all material respects with the requirements of the Exchange Act, the Securities Act and SOX applicable to such Parent SEC Documents, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading, except to the extent amended or superseded by a subsequently filed Parent SEC Document. Parent has made available to the Company copies of all material written correspondence between the SEC, on the one hand, and the Parent and any of its Subsidiaries, on the other hand, since June 2, 2007. To the Knowledge of Parent, none of the Parent SEC Documents is the subject of ongoing SEC review or outstanding SEC comment.

(b) The financial statements of Parent, including the notes thereto, included in the Parent SEC Documents (collectively, the “Parent Financial Statements”) complied in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto as of their respective dates, and have been prepared in accordance with GAAP (except in the case of unaudited quarterly reports, as indicated in the notes thereto) applied on a basis consistent throughout the periods indicated (except as may be indicated in the notes thereto). The Parent Financial Statements fairly present in all material respects the consolidated financial condition and operating results of Parent and its Subsidiaries at the dates and during the periods indicated therein (subject, in the case of unaudited statements, to normal year-end adjustments).

(c) Parent has established and maintains disclosure controls and procedures and internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of SOX.

(d) Parent has disclosed, based on its most recent evaluation prior to the date hereof, to Parent’s auditors and the audit committee of the Parent Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant roles in Parent’s internal controls over financial reporting. As of the date hereof, to the actual knowledge (without independent inquiry or investigation) of the chief executive officer, chief accounting officer or corporate controller of

Parent, (y) Parent has not identified any material weaknesses in internal controls and (z) Parent is not aware of any facts or circumstances that would prevent its chief executive officer and chief financial officer from giving the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of SOX, without qualification, when next due.

(e) Each of the “principal executive officer” and the “principal financial officer” (each, as defined under SOX) of Parent has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Parent SEC Documents. Neither Parent nor any Parent Subsidiary has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers of Parent within the meaning of Section 402 of SOX.

Section 4.7 Undisclosed Liabilities. As of the date hereof, to the Knowledge of Parent, there exist no liabilities or obligations of Parent and the Parent Subsidiaries that are material to Parent, whether accrued, absolute, contingent or threatened, either matured or unmatured, other than (i) liabilities or obligations that are adequately reflected, reserved for or disclosed in the Parent Financial Statements, (ii) liabilities or obligations incurred in the ordinary course of business of Parent and the Parent Subsidiaries consistent with past practice since the last such Parent Financial Statements, (iii) liabilities incurred in connection with this Agreement or the transactions contemplated by this Agreement, or (iv) liabilities or obligations that are not, individually or in the aggregate, material to Parent.

Section 4.8 Absence of Certain Changes or Events. Except as set forth in the Parent SEC Reports or in connection with this Agreement and the transactions contemplated herein, since March 29, 2008, there has not been

(a) any event, change or effect that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect;

(b) Any direct or indirect declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock, property or any combination thereof) in respect of the Parent Common Stock, or any direct or indirect repurchase, redemption or other acquisition by Parent of any shares of its stock (other than (i) pursuant to Parent’s previously announced stock repurchase program and (ii) the acceptance of shares of Parent Common Stock in payment of the exercise price or withholding Taxes incurred by any holder in connection with the exercise of Parent Options or the vesting of Parent Restricted Stock Units);

(c) Any change in personnel policies, except in the ordinary course of business consistent with past practice, as required by any employment, severance or termination agreement in effect as of the date hereof or as otherwise permitted by this Agreement;

(d) any change by Parent in accounting principles, except for any change resulting from a change in GAAP; or

(e) any amendment to the Articles of Incorporation or Bylaws of Parent, other than the amendment of the Bylaws of Parent to increase the number of authorized directors as contemplated by Section 6.16.

Section 4.9 Parent Assets.

(a) Parent or the Parent Subsidiaries, individually or together, own, lease or have the right to use all of their properties and assets reflected in Parent’s Transition Report on Form 10-K for the transition period from June 3, 2007 to March 29, 2008, other than as set forth in Section 4.9(a) of the Parent Disclosure Letter or any properties or assets that have been sold or otherwise disposed of since March 29, 2008 in the ordinary course of business consistent with past practice (all such properties and assets being referred to as “Parent Assets”), except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and the Parent Subsidiaries has good title to, or in the case of leased or subleased Parent Assets, valid and subsisting leasehold interests in, all of the Parent Assets free and clear of Liens, other than (i) Permitted Encumbrances and (ii) Liens that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Section 4.9(b) of the Parent Disclosure Letter lists all real property that any of Parent and its Subsidiaries own. With respect to each such parcel of owned real property:

(i) there are no easements, covenants, or other restrictions material to such property, other than Permitted Encumbrances;

(ii) there are no leases, subleases, licenses, concessions, or other agreements granting to any party or parties the right of use or occupancy of any portion of the parcel of real property which materially impact the use of the property;

(iii) there are no outstanding options or rights of first refusal to purchase the parcel of real property, or any portion thereof or interest therein; and

(iv) Parent has title insurance with respect to each such parcel and has delivered to the Company true and correct copies of such policies.

Section 4.10 Parent Material Contracts.

(a) Except for those agreements and other documents (i) set forth in the exhibit index of Parent’s Transition Report on Form 10-K for the transition period from June 3, 2007 to March 29, 2008, (ii) permitted by Section 5.3, or (iii) set forth in Section 4.10(a) of the Parent Disclosure Letter, neither Parent nor any of the Parent Subsidiaries is a party to, bound by or subject to any Contract (A) that is a “material contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K, or (B) the loss of which would reasonably be expected to have a Parent Material Adverse Effect. Each Contract of the type described in this Section 4.10(a) is referred to herein as a “Parent Material Contract.”

(b) To the Knowledge of Parent, each Parent Material Contract is in full force and effect and is valid, binding and enforceable by the Parent or Parent Subsidiaries in accordance with its terms, except (i) as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the enforcement of creditors’ rights generally and that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought and (ii) to the extent that it has previously expired in accordance with its terms. Neither the Parent nor any Parent Subsidiaries is in breach or violation of or in default under (and no event has occurred which, with the passage of time or the giving of notice or both would constitute a breach or violation of or default under) any Parent Material Contract to which it is a party or by which it or any of its properties or other assets is bound, except for those breaches, violations or defaults which, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect. The Parent does not have any Knowledge of any default by any other party to any Parent Material Contract or of any event (whether with or without notice, lapse of time or both) that would constitute a material default by any other party with respect to obligations of that party under any Parent Material Contract, except for such defaults which, individually or in the aggregate, would not have a Parent Material Adverse Effect.

Section 4.11 Compliance with Applicable Law; Permits.

(a) Parent and the Parent Subsidiaries have complied with all applicable Laws and are not in violation of, and have not received any notices of violation with respect to, any Laws applicable to Parent or the Parent Subsidiaries or by which any of their assets and properties are bound, except for such noncompliance and violations as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Except as would not reasonably be expected to have a Parent Material Adverse Effect, Parent and the Parent Subsidiaries have obtained all Permits that are necessary to carry on their businesses as conducted as of the date hereof. Parent and the Parent Subsidiaries have complied with, and are not in violation of, any Permit, except where such noncompliance or violation would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as would not reasonably be expected to have a Parent Material Adverse Effect, all such Permits are in full force and effect and there are no proceedings pending or, to the Knowledge of Parent, threatened that seek the revocation, cancellation, suspension or adverse modification thereof.

Section 4.12 Environmental Conditions.

(a) Except as would not reasonably be expected to have a Parent Material Adverse Effect or except as described in Section 4.12(a) of the Parent Disclosure Letter:

(i) the business and assets of Parent and the Parent Subsidiaries are and, for the last ten (10) years and, to the Knowledge of Parent, for all periods prior thereto, have been in compliance with all Environmental Laws and all Environmental Permits;

(ii) there are no pending or, to the Knowledge of Parent, threatened claims, actions or proceedings against Parent or the Parent Subsidiaries under any Environmental Law or Environmental Permit;

(iii) all products, materials and wastes generated in connection with the business of Parent and the Parent Subsidiaries are and have been sold, transported and/or disposed of off-site in compliance with all Environmental Laws;

(iv) no Hazardous Substance has been disposed of, spilled, leaked or otherwise released or is present on, in, under or from the real property currently or, to the Knowledge of Parent, historically leased, owned or occupied by Parent or the Parent Subsidiaries, except in compliance with Environmental Laws or except at concentrations allowed under Environmental Laws;

(v) none of the assets of Parent or the Parent Subsidiaries, or the improvements on the real property currently leased, owned or occupied by Parent or the Parent Subsidiaries, have incorporated into them during the period of leasing, ownership or occupancy by Parent or the Parent Subsidiaries and, with respect to real property not owned by Parent or any Parent Subsidiary, as a result of the Parent’s or any Parent Subsidiaries’ activities at or on such non-owned real property, any asbestos, lead paint, urea formaldehyde foam insulation, polychlorinated biphenyls or any other Hazardous Substance which is prohibited, restricted or regulated when present in buildings, structures, fixtures or equipment, except for in such condition, location, or concentration as is allowed by Environmental Laws; and

(vi) Parent has made available to the Company copies of all material, non-privileged environmental reports, records, and assessments in the possession, custody or control of Parent relating to the environmental conditions of any real property owned or operated by Parent or the Parent Subsidiaries and to the operations of Parent or the Parent Subsidiaries.

For purposes of this Section 4.12 only, “Parent Subsidiaries” means both current Subsidiaries of Parent and historical Subsidiaries of Parent at the time owned by Parent.

Section 4.13 Employee Benefit Plans. No Parent Benefit Plan is subject to either Section 412 of the Code or Title IV of ERISA and, in the six years preceding the date hereof, neither Parent nor any ERISA Affiliate has sponsored, maintained or contributed to, or had any obligation to sponsor, maintain or contribute to, any employee benefit plan subject to Title IV of ERISA. No Parent Benefit Plan is a “multiemployer plan” within the meaning of the Code or Section 3(37) of ERISA and neither Parent nor any ERISA Affiliate has contributed to or been obligated to contribute to a multiemployer plan. All material contributions, premium and benefit payments required to be made under or in connection with each Parent Benefit Plan through the date hereof have been made or properly accrued. Each Parent Benefit Plan has been maintained and administered in compliance with its terms and the provisions of applicable Laws, except where the failure to comply would not, individually or in the aggregate, result in a Parent Material Adverse Effect. Each Parent Benefit Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and no event has occurred since the date of the most recent determination or opinion letter relating to such Parent Benefit Plan that would reasonably be expected to result in the revocation of the qualified status of such Parent Benefit Plan. There are no pending or, to the Knowledge of the Parent, threatened claims (other than routine claims for benefits), and no pending or, to the Knowledge of the Parent, threatened litigation or regulatory proceedings with respect to any Parent Benefit Plans.

Section 4.14 Legal Proceedings. Neither Parent nor any of the Parent Subsidiaries is a party to any, and there are no pending or, to the Knowledge of Parent, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Parent, any of the Parent Subsidiaries, any or their respective officers or directors in their capacities as such, or any of the properties or business of the Parent or any Parent Subsidiary, in each case which would reasonably be expected to have a Parent Material Adverse Effect. There is no Order imposed upon Parent, any of the Parent Subsidiaries or the assets of Parent or any of the Parent Subsidiaries which would reasonably be expected to have a Parent Material Adverse Effect.

Section 4.15 Taxes. Except as described in Section 4.15 of the Parent Disclosure Letter:

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect (i) each of the Parent and the Parent Subsidiaries has timely filed or caused to be timely filed all Tax Returns required to be filed by them, all such Tax Returns are correct and complete in all respects and all Taxes shown as due and payable on such Tax Returns or otherwise owing have been paid, and (ii) each of the Parent and the Parent Subsidiaries has withheld and paid over to the applicable Tax authorities all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other Third Party.

(b) Neither Parent nor any Parent Subsidiary has received written notice of any proposed or threatened Tax Proceeding against, or with respect to, any Taxes of Parent or any Parent Subsidiary, and no such Tax Proceedings are currently pending.

(c) There are no Liens for Taxes (other than statutory Liens for Taxes not yet due and payable) upon any of the assets of the Parent or any Parent Subsidiary.

(d) Neither the Company nor any Company Subsidiary has granted any extension or waiver of the limitation period applicable to any Tax, or executed any power of attorney with respect to any Tax matter, in each case that remains in effect.

(e) Neither the Parent nor any Parent Subsidiary is a party to any Tax sharing, allocation, or indemnification agreement or arrangement or is otherwise liable for any Tax of any other person (other than such an agreement or arrangement exclusively between or among the Parent and the Parent Subsidiaries).

(f) Neither Parent nor any Parent Subsidiary (i) has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code; (ii) has distributed stock of another person, or has had its stock distributed by another person, in a transaction that was, or was purported or intended to be, governed in whole or in part by Sections 355 or 361 of the Code.

(g) Neither Parent nor any Parent Subsidiary has taken or agreed to take any action, has failed to take any action or knows of any fact, agreement, plan or other circumstance that is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

Section 4.16 Intellectual Property.

(a) Each of Parent and its Subsidiaries owns, or is validly licensed or otherwise has the right to use, all Intellectual Property Rights used in the business of the Parent and the Parent Subsidiaries, with such exceptions as would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(b) The operation of the business of Parent and its Subsidiaries, as such business currently is conducted, has not infringed or misappropriated and does not infringe or misappropriate the Intellectual Property Rights of any Third Party, except to the extent such infringement or misappropriation has not had or would not reasonably be expected to have a Parent Material Adverse Effect.

(c) Except as set forth in Section 4.16(c) of the Parent Disclosure Letter, no claims or proceedings are pending or, to the Knowledge of Parent, threatened that the Parent or any of the Parent Subsidiaries is infringing (including with respect to the manufacture, use or sale by Parent or any of the Parent Subsidiaries of their respective commercial products) the rights of any Person with regard to any Intellectual Property

Right which, individually or in the aggregate, have had or would reasonably be expected to have a Parent Material Adverse Effect. Except as set forth in Section 4.16(c) of the Parent Disclosure Letter, to the Knowledge of Parent, no Person or Persons are infringing the rights of Parent or any of the Parent Subsidiaries with respect to any Intellectual Property Right in a manner which, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

(d) No claims or proceedings are pending or, to the Knowledge of Parent, threatened with regard to: (i) the ownership by Parent or any of its Subsidiaries of any of their respective Intellectual Property Rights or (ii) the validity or enforceability of such Intellectual Property Rights, which, individually or in the aggregate, have had or would reasonably be expected to have a Parent Material Adverse Effect. Except as set forth in Section 4.16(d) of the Parent Disclosure Letter, Parent has taken commercially reasonable steps to maintain and protect such Intellectual Property Rights except to the extent such failure, individually or in the aggregate, has not had or would reasonably be expected to have a Parent Material Adverse Effect.

Section 4.17 State Takeover Laws.

(a) Assuming the representation and warranty set forth in Section 3.18(b) is true and correct, the Parent Board has taken all actions so that the restrictions contained in Section 825 through 845 of the OBCA applicable to a “business combination” (as defined in Section 825(3) of the OBCA) will not apply to the execution, delivery or performance of this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement. Assuming the representation and warranty set forth in Section 3.18(b) is true and correct, to the Knowledge of Parent, no other state takeover statute is applicable to this Agreement, the Merger, or the other transactions contemplated by this Agreement.

(b) None of Parent, Merger Sub, or their respective Affiliates (i) owns (directly or indirectly, beneficially or of record except through mutual funds or similar investments as to which such Person does not control investment decisions) any securities of the Company or (ii) holds any right to acquire, hold, vote or dispose of any securities in the Company. Neither Parent nor Merger Sub is an “interested stockholder” of the Company as defined in Section 203 of the DGCL. Parent and Merger Sub represent and warrant that as of the date hereof, more than three years has lapsed since any Affiliate of Parent or Merger Sub first became an “interested stockholder” in the Company as defined in Section 203 of the DGCL.

Section 4.18 Labor Matters. Neither Parent nor any of the Parent Subsidiaries is a party to, or bound by, any collective bargaining agreement or other Contract or understanding with a labor union or labor organization. Neither Parent nor any of the Parent Subsidiaries is experiencing, as of the date of this Agreement, a dispute, strike or work stoppage except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the Knowledge of Parent, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened, except for those the formation of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and each of its Subsidiaries is currently in compliance with all applicable Laws relating to the employment of labor, including, without limitation, those related to wages, hours, worker classification, collective bargaining and the payment and withholding of Taxes and other sums as required by the appropriate Governmental Entity and has withheld and paid to the appropriate Governmental Entity or is holding for payment not yet due to such Governmental Entity all amounts required to be withheld from employees of Parent or any of its Subsidiaries and is not liable for any arrears of wages, Taxes, penalties or other sums for failure to comply with any of the foregoing, except for such noncompliance which, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect. Except as set forth in Section 4.18 of the Parent Disclosure Letter, there is no claim with respect to payment of wages, salary or overtime pay or any other employment practice that is now pending or, to the Knowledge of the Parent, threatened before any Governmental Entity with respect to any persons currently or formerly employed by Parent or any of its Subsidiaries, except for such claims which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and its Subsidiaries is in compliance with all provisions of applicable immigration Laws, including provisions relating to the completion and retention of Form I-9, with such exceptions as would not, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 4.19 Opinion of Financial Advisor; Brokers. Parent has received a written opinion (or oral opinion to be confirmed in writing) of Needham & Company, LLC (the “Parent Financial Advisor”), dated as of the date hereof, to the effect that, as of the date of such opinion, the Exchange Ratio is fair, from a financial point of view, to Parent. A signed copy of such opinion will be furnished to the Company as soon as practicable for informational purposes only. Other than the Parent Financial Advisor, no broker, finder, investment banker or other Person is entitled to any brokerage, finder’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent.

Section 4.20 Insurance. Parent has in full force and effect insurance coverage with respect to its business and the business of the Parent Subsidiaries in such amounts and covering such risks as is reasonably prudent for similarly situated businesses. From September 27, 2008 through the date of this Agreement, neither Parent nor any of the Parent Subsidiaries has received any written notice regarding threatened termination of, or material premium increase with respect to, any of such policies.

Section 4.21 No Other Agreements to Sell Parent or its Assets. As of the date hereof, Parent has no legal obligation, absolute or contingent, to any other Person to sell any material portion of Parent’s assets, to sell the capital stock or other ownership interests of Parent (other than pursuant to Parent Options, Parent ESPP and Parent Restricted Stock Units) or any of the Parent Subsidiaries, or to effect any merger, consolidation or other reorganization of Parent or any of the Parent Subsidiaries or to enter into any agreement with respect thereto, except pursuant to this Agreement. As of the date hereof, Parent is not engaged, directly or indirectly, in any discussions or negotiations with any other party with respect to a Parent Takeover Proposal.

Section 4.22 Vote Required. The approval by a majority of the outstanding shares of Parent Common Stock represented at a meeting of shareholders at which a quorum is present is the only vote of the holders of any class or series of Parent capital stock necessary to approve the transactions contemplated by this Agreement.

Section 4.23 Foreign Corrupt Practices Act. To the Knowledge of Parent, neither Parent nor any Parent Subsidiary has taken any action which would cause it to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any rules and regulations thereunder.

Section 4.24 Parent Information. None of the information to be supplied by or on behalf of Parent for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at any time it is amended or supplemented, at the time it is declared effective by the SEC and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, (ii) the Joint Proxy Statement/Prospectus will, at the date the Joint Proxy Statement/Prospectus is first mailed to the Parent Stockholders and the Company Stockholders, at any time between the time the Joint Proxy Statement/Prospectus is first mailed to the Parent Stockholders and the Parent Stockholders Meeting and the Company Stockholders and the Company Stockholders Meeting, including the time of each such meeting (taking into account all additional definitive proxy materials filed by Parent subsequent to such mailing of the Joint Proxy Statement/Prospectus) and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading or (iii) any other document filed with any other regulatory agency in connection herewith will, at the time such document is filed, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by Parent or Merger Sub with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company or any of its Subsidiaries for inclusion or incorporation by reference in the Registration Statement or Joint Proxy Statement/Prospectus.

Section 4.25 Due Investigation; No Other Representations or Warranties.

(a) Each of Parent and Merger Sub has conducted its own investigations of the Company and the Company Subsidiaries and acknowledges that it has been provided adequate access to the personnel, properties, premises and records of the Company and the Company Subsidiaries, the electronic data room maintained by the Company for purposes of the transactions contemplated by this Agreement and relevant personnel and records of the Company and the Company Subsidiaries for such purpose. Parent, Merger Sub and their representatives have been afforded the opportunity to meet with, ask questions of and receive answers from management of the Company in connection with the determination by Parent and Merger Sub to enter into this Agreement and consummate the transactions contemplated herein. Each of Parent and Merger Sub and their respective Affiliates possess such knowledge of and experience in financial and business matters relating to owning and operating businesses similar to those of the Company and the Company Subsidiaries that they are capable of evaluating the merits and risks of the transactions contemplated by this Agreement.

(b) Except for the representations and warranties contained in this Article IV, neither Parent, Merger Sub nor any other Person makes any other express or implied representation or warranty on behalf of Parent, Merger Sub or any of their Affiliates in connection with this Agreement or the transactions contemplated by this Agreement, including specifically but without limitation, any information, documents, projections, forecasts or other material made available to the Company in certain data rooms or management presentations (including written material furnished to the Company and its agents in conjunction with such presentations) in expectation of the transactions contemplated by this Agreement, unless any such information is expressly included in a representation or warranty contained in Article IV or in the corresponding section of the Parent Disclosure Letter with reference to such applicable section’s representation or warranty.

ARTICLE V

CONDUCT PENDING THE MERGER

Section 5.1 Conduct of Business Prior to the Effective Time. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, except (i) as required, expressly contemplated or permitted by this Agreement, (ii) as required by applicable Law, or (iii) with the prior written consent of Parent or the Company in the case of clause (b) (which consent shall not be unreasonably withheld, conditioned or delayed), (a) the Company shall, and shall cause each of the Company Subsidiaries, to conduct its business in the ordinary course consistent with past practice and (b) each of the Parent and the Company shall, and shall cause each of their respective Subsidiaries to, use commercially reasonable efforts consistent with past practice and policies to (i) preserve intact its present business organization (which shall not preclude any reduction in force associated with a deterioration of economic or market conditions, subject to the restriction in the following clause (ii)), (ii) keep available the services of its present executive officers, employees and consultants who are integral to the business as presently conducted and (iii) preserve its relationships with Persons having significant business dealings with it.

Section 5.2 Conduct of Business of the Company. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, except (i) as set forth in Section 5.2 of the Company Disclosure Letter, (ii) as required, expressly contemplated or permitted by this Agreement, (iii) as required by applicable Law (including Section 409A of the Code), or (iv) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and shall not permit any of its Subsidiaries to:

(a) cause or permit any amendment, modification, alteration or rescission of its certificate of incorporation, bylaws or other charter or organizational documents;

(b) declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock (other than dividends or distributions by any wholly or majority owned Subsidiary of the Company to the Company or another wholly or majority owned Subsidiary thereof), or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock except (i) from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service to it or any of its Subsidiaries, and (ii) the acceptance of shares of Company Common Stock in payment of the exercise price or withholding Taxes incurred by any holder in connection with the exercise of Company Options or the lapse of restrictions on Company Restricted Stock or the vesting of Company Restricted Stock Units;

(c) issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, other than (i) the issuance of shares of Company Common Stock pursuant to the exercise of Company Options or the vesting of Company Restricted Stock Units outstanding as of the date of this Agreement, (ii) issuances of shares of Company Common Stock in the ordinary course of business consistent with past practice pursuant to the Company ESPP (subject to Section 2.3(f)), (iii) the sale of shares of Company Common Stock pursuant to the exercise of options to purchase Company Common Stock if necessary to effectuate an optionee direction upon exercise or for withholding of Taxes, (iv) the grant of equity compensation awards in the ordinary course of business consistent with past practice (A) to newly hired employees not to exceed 10,000 shares in the aggregate and (B) to Company employees in August 2009 in accordance with the Company’s annual grant cycle, or (v) or (iv) pursuant to agreements existing as of the date of this Agreement;

(d) accelerate the vesting of any Company Options, Company Restricted Stock or Company Restricted Stock Units or otherwise modify or amend such awards;

(e) sell, lease, license or otherwise dispose of or encumber any of its material properties or assets, except in the ordinary course of business consistent with past practice;

(f) incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any Third Party (other than any Company Subsidiaries);

(g) make any capital expenditures, capital additions or capital improvements except in the ordinary course of business consistent with past practice or the items contemplated by the Company’s most recent consolidated capital expenditure budget made available to Parent, that do not exceed, individually or in the aggregate, $250,000;

(h) other than in the ordinary course of business consistent with past practice, enter into or materially amend any Company Material Contract;

(i) except as required by existing written agreements or Company Benefit Plans and as required by Section 6.18, or as required to comply with applicable law or as contemplated by this Agreement, (i) except in the ordinary course of business consistent with past practice in terms of timing and amount, increase the compensation or other benefits payable or provided to employees of the Company or any of its Subsidiaries (other than officers and directors), (ii) enter into any employment, change of control, or severance or retention agreement with any employee, officer or director of the Company or any of its Subsidiaries except (A) for employment agreements entered in the ordinary course of business consistent with past practice terminable on less than 30 days’ notice without penalty and which do not provide for severance or change in control benefits and are not with an officer or director of the Company, and (B) for severance agreements entered into with non-officer employees in the ordinary course of business and consistent with the current severance payment policy of the Company or its applicable Subsidiary in connection with terminations of employment, or (iii) except as permitted pursuant to the preceding parts (i) and (ii) of this Section 5.2(i), establish, adopt, enter into or amend any collective bargaining agreement, plan, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees or any of their beneficiaries, except as would not result in a material increase in cost to the Company;

(j) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any Person or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the Company and its Subsidiaries (taken as a whole);

(k) acquire or agree to acquire any real property;

(l) make any material change to its financial accounting methods or practices, except as may be required by GAAP, Regulation S-X or other rule or regulation promulgated by the SEC;

(m) other than in the ordinary course of business consistent with past practice or as required by applicable Law, make any material election in respect of Taxes or settle any material claim or assessment in respect of Taxes;

(n) other than in the ordinary course of business consistent with past practice, enter any contract, agreement, purchase order or acknowledgment form or series of related contracts, agreements, purchase orders or acknowledgment forms with any one party for the purchase of equipment, materials, or capital assets with respect to which the aggregate dollar amount payable by the Company or the Company Subsidiaries exceeds $150,000, other than purchases of materials reasonably expected to be utilized in full by February 1, 2009; or

(o) take or agree in writing to take, any of the actions described in clauses (a) through (n) above.

Except as set forth in Section 5.2, nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company or the Company Subsidiaries prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and each of the Company Subsidiaries’ respective operations.

Section 5.3 Conduct of Business of Parent. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, except (i) as set forth in Section 5.3 of the Parent Disclosure Letter, (ii) as required, expressly contemplated or permitted by this Agreement, (iii) as required by applicable Law (including Section 409A of the Code), or (iv) with the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall not, and shall not permit any of its Subsidiaries to:

(a) cause or permit any amendment, modification, alteration or rescission of its certificate of incorporation, bylaws or other charter or organizational documents;

(b) declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock (other than dividends or distributions by any wholly or majority owned Subsidiary of Parent to Parent or another wholly or majority owned Subsidiary thereof), or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock except (i) from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service to it or any of its Subsidiaries, and (ii) the acceptance of shares of Parent Common Stock in payment of the exercise price or withholding Taxes incurred by any holder in connection with the exercise of Parent Options or the vesting of Parent Restricted Stock Units;

(c) issue, deliver or sell or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, other than (i) the issuance of shares of Parent Common Stock pursuant to the exercise of Parent Options or the vesting of Parent Restricted Stock Units outstanding as of the date of this Agreement, (ii) issuances of shares of Parent Common Stock in the ordinary course of business consistent with past practice pursuant to the Parent ESPP, (iii) the sale of shares of Parent Common Stock pursuant to the exercise of Parent Options if necessary to effectuate an optionee direction upon exercise or for withholding of Taxes, (iv) the grant of equity compensation awards in the ordinary course of business consistent with past practice to (A) newly hired employees and consultants and (B) Company employees and directors in June 2009 in accordance with the Parent’s annual grant cycle, (v) pursuant to the Rights Plan, or (vi) pursuant to agreements existing as of the date of this Agreement;

(d) accelerate the vesting of any Parent Options or Parent Restricted Stock Units or otherwise modify or amend such awards;

(e) sell, lease, license or otherwise dispose of or encumber any of its material properties or assets, except in the ordinary course of business consistent with past practice or in connection with a financing permitted by Section 5.3(f);

(f) incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any Third Party (other than any Company Subsidiaries) in excess of $25 million;

(g) acquire or agree to acquire any material real property;

(h) other than in the ordinary course of business consistent with past practice or as required by applicable Law, make any material election in respect of Taxes or settle any material claim or assessment in respect of Taxes;

(i) except for the acquisition contemplated by this Agreement, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any Person; provided, however, that this restriction will not prohibit the Company or any Company Subsidiary from engaging in any of the foregoing transactions if the amount paid or payable by Parent in any such transaction does not exceed $35 million and (i) Parent will not be required to prepare financial statements of the business or Person acquired pursuant to Rule 3-05(b)(2) of Regulation S-X as a result of such transaction, (ii) Parent has reasonably determined at the time of such acquisition that, based on the facts then known to it after reasonable investigation, such acquisition is not reasonably likely to cause a delay in consummation of the transactions contemplated by this Agreement, and (iii) no Parent Common Stock is used as consideration in such transaction;

(j) make any material change to its financial accounting methods or practices, except as may be required by GAAP, Regulation S-X or other rule or regulation promulgated by the SEC; or

(k) take or agree in writing to take, any of the actions described in clauses (a) through (j) above.

Except as set forth in Section 5.3, nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of Parent or the Parent Subsidiaries prior to the Effective Time. Prior to the Effective Time, Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and each of the Parent Subsidiaries’ respective operations.

Section 5.4 Company Third Party Proposals.

(a) The Company shall, and shall cause its Subsidiaries and Representatives of the Company or any of its Subsidiaries to, immediately cease and terminate any and all existing activities, discussions or negotiations with any Third Party conducted heretofore with respect to any Company Takeover Proposal. Except as expressly permitted by this Section 5.4, until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, the Company shall not, nor shall it authorize any of its Subsidiaries or any of its or their Representatives to, (i) solicit or initiate, or knowingly encourage

(including by providing confidential information or data), directly or indirectly, any inquiries regarding or the submission of, any Company Takeover Proposal, (ii) participate in any discussions or negotiations regarding, or furnish to any Person any confidential information or data with respect to, or take any other action to knowingly facilitate the making of, or any inquiry that may reasonably be expected to lead to, a Company Takeover Proposal or grant any waiver, amendment or release under any standstill or confidentiality agreement or (iii) enter into any agreement with respect to any Company Takeover Proposal or approve, endorse or recommend, or resolve to approve any Company Takeover Proposal; provided, however, that nothing contained in this Section 5.4 or any other provision of this Agreement shall prohibit the Company or the Company Board from (A) taking and disclosing to the Company’s stockholders a position with respect to a tender or exchange offer by a Third Party pursuant to Rules 14d-9 and 14e-2 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (B) making such disclosure to the Company’s stockholders as, in the good faith judgment of the Company Board, after consultation with outside counsel, is required under applicable Law, provided that the Company may not, except as permitted by Section 5.4(e), withdraw or modify the Company Board Recommendation, or approve or recommend any Company Takeover Proposal, or enter into any agreement with respect to any Company Takeover Proposal.

(b) Notwithstanding anything to the contrary in this Section 5.4, if the Company, following the date of this Agreement and prior to the receipt of the Company Stockholder Approval, receives from any Third Party a written inquiry or Company Takeover Proposal that was not solicited in violation of this Section 5.4, the Company may (i) contact such Third Party or its advisors for the purpose of clarifying such inquiry or Company Takeover Proposal and the material terms and conditions thereof, so as to determine whether such inquiry or Company Takeover Proposal is reasonably likely to lead to a Company Superior Proposal, (ii) negotiate the terms of, and enter into, a confidentiality agreement with confidentiality terms and conditions in the aggregate at least as restrictive on such Third Party as the Confidentiality Agreement is on Parent or its applicable Affiliate (an “Acceptable Confidentiality Agreement”) and (iii) furnish information concerning its business, properties or assets to such Third Party pursuant to an Acceptable Confidentiality Agreement, and may negotiate and participate in discussions and negotiations with such Third Party concerning a Company Takeover Proposal, if such Third Party has submitted a Company Superior Proposal, or a Company Takeover Proposal that the Company Board determines in good faith (after consultation with its financial advisor) is reasonably likely to constitute or lead to a Company Superior Proposal.

(c) The Company will promptly advise Parent of the existence of any proposal or inquiry received by the Company with respect to any Company Takeover Proposal, including the identity of the Person making such proposal or inquiry, and will promptly communicate to Parent the material terms and conditions of any such proposal or inquiry. The Company will promptly provide or make available to Parent any non-public information concerning the Company provided to any other Third Party which was not previously provided to Parent. The Company will keep Parent reasonably informed on a reasonably current basis of the status and details of any such Company Takeover Proposal or inquiry. The Company will also promptly request each Person that has executed a Confidentiality Agreement with it after June 4, 2008 in connection with its consideration of a Company Takeover Proposal to return all confidential information heretofore furnished to such Person by or on behalf of it or any of its Subsidiaries.

(d) As used in this Agreement, the following terms have the meanings set forth below:

“Company Superior Proposal” means with respect to the Company, a written proposal by a Third Party to acquire, directly or indirectly, more than 50% of the shares of Company Common Stock then outstanding or of the fair market value of the assets of the Company or assets to which 50% or more of the Company’s revenues or earnings on a consolidated basis are attributable, which (i) the Company Board determines in good faith (after consultation with its independent financial advisors and outside legal counsel) to be more favorable to the Company’s stockholders than the transactions contemplated by this Agreement and (ii) which, in the good faith judgment of the Company Board (after consultation with its independent financial advisors and outside legal counsel), is reasonably likely to be consummated, taking into consideration (with respect to both subsections (i) and (ii) hereof) all financial, regulatory, legal, timing and other aspects of such proposal.

“Company Takeover Proposal” means any proposal or offer, whether in writing or otherwise, from a Third Party to acquire beneficial ownership (as defined under Rule 13d-3 of the Exchange Act) of assets that constitute 20% or more of the fair market value of the assets of the Company and its Subsidiaries or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable or 20% or more of the Company Common Stock or outstanding voting power of the Company, whether pursuant to a merger, consolidation or other business combination, sale of shares of capital stock by the Company or existing stockholders, sale of assets, tender offer, exchange offer or similar transaction.

(e) Except as set forth in this Section 5.4(e), neither the Company Board nor any committee thereof shall (i) withdraw, modify or qualify in a manner adverse to Parent or Merger Sub, the Company Board Recommendation, (ii) approve or recommend, or propose publicly to approve or recommend, any Company Takeover Proposal or (iii) enter into any agreement with respect to any Company Takeover Proposal (other than an Acceptable Confidentiality Agreement permitted pursuant to Section 5.4(b)). Notwithstanding anything in this Agreement to the contrary, the Company Board may take any of the foregoing actions if (A) the Company Board shall have determined in good faith, after consultation with outside counsel, that failure to take such action would be inconsistent with the Company’s directors’ fiduciary duties to the Company’s stockholders and (B) in the case of the actions referred to in clauses (ii) or (iii) of the preceding sentence, (w) the Company shall have received a Company Superior Proposal which is pending at the time the Company determines to take such action, (x) the Company shall have provided Parent with written notice advising Parent that the Company Board has received such a Company Superior Proposal which it intends to accept, specifying the material terms and conditions of such Company Superior Proposal, including the identity of the Person making such proposal, and (y) during the period of the lesser of three (3) Business Days or four (4) calendar days following Parent’s receipt of the notice of Company Superior Proposal, the Company shall have, and shall have caused its applicable Representatives including its financial and legal advisors, to negotiate with Parent and Merger Sub in good faith (to the extent Parent and Merger Sub desire to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Company Superior Proposal ceases to constitute a Company Superior Proposal, and (z) following the end of such three (3) Business Day period or four (4) calendar day period, as applicable, the Company Board shall have determined in good faith, after consultation with the Company’s financial advisor and outside legal counsel, taking into account any changes to the terms of this Agreement proposed by Parent to the Company in response to the notice of Company Superior Proposal or otherwise, that the Company Superior Proposal giving rise to the notice of Company Superior Proposal continues to constitute a Company Superior Proposal. Any amendment to the financial terms or any other material amendment of such Company Superior Proposal shall require, at the end of the applicable notice period, a new notice of Company Superior Proposal and the Company shall be required to comply again with the requirements of this Section 5.3(e); provided, that in any such event, references to the three (3) Business Day or four (4) calendar day notice period above shall be deemed to be references to a twenty-four (24) hour notice period.

Section 5.5 Parent Third Party Proposals.

(a) Parent shall, and shall cause its Subsidiaries and Representatives of Parent or any of its Subsidiaries to, immediately cease and terminate any and all existing activities, discussions or negotiations with any Third Party conducted heretofore with respect to any Parent Takeover Proposal. Except as expressly permitted by this Section 5.5, until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, Parent shall not, nor shall it authorize any of its Subsidiaries or any of its or their Representatives to, (i) solicit or initiate, or knowingly encourage (including by providing confidential information or data), directly or indirectly, any inquiries regarding or the submission of, any Parent Takeover Proposal, (ii) participate in any discussions or negotiations regarding, or furnish to any Person any confidential information or data with respect to, or take any other action to knowingly facilitate the making of, or any inquiry that may reasonably be expected to lead to, a Parent Takeover Proposal or grant any waiver, amendment or release under any standstill or confidentiality agreement or (iii) enter into any agreement with respect to any Parent Takeover Proposal or approve, endorse or recommend, or resolve to approve any Parent Takeover Proposal; provided, however, that nothing contained in this Section 5.5 or any other provision of this Agreement shall prohibit Parent or the Parent Board from (A) taking and disclosing to Parent’s stockholders a position with respect to a tender or exchange offer by a Third Party pursuant to Rules 14d-9 and 14e-2 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (B) making such disclosure to Parent’s stockholders as, in the good faith judgment of the Parent Board, after consultation with outside counsel, is required under applicable Law, provided that Parent may not, except as permitted by Section 5.5(e), withdraw or modify the Parent Board Recommendation, or approve or recommend any Parent Takeover Proposal, or enter into any agreement with respect to any Parent Takeover Proposal.

(b) Notwithstanding anything to the contrary in this Section 5.5, if Parent, following the date of this Agreement and prior to the receipt of Parent Stockholder Approval, receives from any Third Party a written inquiry or Parent Takeover Proposal that was not solicited in violation of this Section 5.5, Parent may (i) contact such Third Party or its advisors for the purpose of clarifying such inquiry or Parent Takeover Proposal and the material terms and conditions thereof, so as to determine whether such inquiry or Parent Takeover Proposal is reasonably likely to lead to a Parent Superior Proposal, (ii) negotiate the terms of, and enter into, a confidentiality agreement with confidentiality terms and conditions in the aggregate at least as restrictive on such Third Party as the Confidentiality Agreement is on Parent or its applicable Affiliate (a “Parent Acceptable Confidentiality Agreement”) and (iii) furnish information concerning its business, properties or assets to such Third Party pursuant to a Parent Acceptable Confidentiality Agreement, and may negotiate and participate in discussions and negotiations with such Third Party concerning a Parent Takeover Proposal, if such Third Party has submitted a Parent Superior Proposal, or a Parent Takeover Proposal that the Parent Board determines in good faith (after consultation with its financial advisor) is reasonably likely to constitute or lead to a Parent Superior Proposal.

(c) Parent will promptly advise the Company of the existence of any proposal or inquiry received by Parent with respect to any Parent Takeover Proposal, including the identity of the Person making such proposal or inquiry, and will promptly communicate to Parent the material terms and conditions of any such proposal or inquiry. Parent will promptly provide or make available to the Company any non-public information concerning Parent provided to any other Third Party which was not previously provided to the Company. Parent will keep the Company reasonably informed on a reasonably current basis of the status and details of any such Parent Takeover Proposal or inquiry.

(d) As used in this Agreement, the following terms have the meanings set forth below:

“Parent Superior Proposal” means with respect to Parent, a written proposal by a Third Party to acquire, directly or indirectly, more than 50% of the shares of Parent Common Stock then outstanding or of the fair market value of the assets of Parent or assets to which 50% or more of Parent’s revenues or earnings on a consolidated basis are attributable, which (i) the Parent Board determines in good faith (after consultation with its independent financial advisors and outside legal counsel) to be more favorable to Parent’s stockholders than the transactions contemplated by this Agreement and (ii) which, in the good faith judgment of the Parent Board (after consultation with its independent financial advisors and outside legal counsel), is reasonably likely to be consummated, taking into consideration (with respect to both subsections (i) and (ii) hereof) all financial, regulatory, legal, timing and other aspects of such proposal.

“Parent Takeover Proposal” means any proposal or offer, whether in writing or otherwise, from a Third Party to acquire beneficial ownership (as defined under Rule 13d-3 of the Exchange Act) of assets that constitute 20% or more of the fair market value of the assets of Parent and its Subsidiaries or to which 20% or more of Parent’s revenues or earnings on a consolidated basis are attributable or 20% or more of Parent Common Stock or outstanding voting power of Parent, whether pursuant to a merger, consolidation or other business combination, sale of shares of capital stock by Parent or existing stockholders, sale of assets, tender offer, exchange offer or similar transaction.

(e) Except as set forth in this Section 5.5(e), neither the Parent Board nor any committee thereof shall (i) withdraw, modify or qualify in a manner adverse to the Company, the Parent Board Recommendation, (ii) approve or recommend, or propose publicly to approve or recommend, any Parent Takeover Proposal or (iii) enter into any agreement with respect to any Parent Takeover Proposal (other than a Parent Acceptable Confidentiality Agreement permitted pursuant to Section 5.5(b)). Notwithstanding anything in this Agreement to the contrary, the Parent Board may take any of the foregoing actions if (A) the Parent Board shall have determined in good faith, after consultation with outside counsel, that failure to take such action would be inconsistent with Parent’s directors’ fiduciary duties to Parent’s stockholders and (B) in the case of the actions referred to in clauses (ii) or (iii) of the preceding sentence, Parent shall have received a Parent Superior Proposal which is pending at the time Parent determines to take such action.

Section 5.6 Conduct of Parent and Merger Sub. Each of Parent and Merger Sub, from the date of this Agreement until the Effective Time, will not and will not permit its Subsidiaries, other Affiliates or their respective Representatives to: (a) take any action that is intended or reasonably expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, in any of the conditions to the Merger set forth in Article VII not being satisfied, or in a violation of any provision of this Agreement, except, in each case, as may be required by applicable Laws; (b) take any action that would reasonably be expected to materially impede or delay the ability of the parties to obtain any necessary approvals of any Governmental Entity required for the transactions contemplated by this Agreement; or (c) agree to, or make any commitment to, take or authorize, any of the foregoing.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1 Stockholders Meetings.

(a) Subject to Section 5.4 and Section 5.5, (i) as promptly as reasonably practicable, the Company, acting through the Company Board, shall take all action necessary under all applicable Law to call, give notice of, convene and hold a meeting of the Company Stockholders to vote on a proposal to adopt this Agreement (the “Company Stockholders Meeting”, which term shall include as applicable any and all adjournments or postponements thereof), (ii) the Company Stockholders Meeting shall be held (on a date selected by the Company in consultation with Parent) as promptly as reasonably practicable after the mailing of the Joint Proxy Statement/Prospectus, and (iii) the Company shall use its reasonable best efforts to ensure that all proxies solicited in connection with the Company Stockholders Meeting are solicited in compliance with all applicable Law. Parent shall vote (or consent with respect to) or cause to be voted (or a consent to be given with respect to) any limited liability company interests of Merger Sub beneficially owned by it or any of its Subsidiaries or with respect to which it or any of its Subsidiaries has the power (by agreement, proxy or otherwise) to cause to be voted (or to provide a consent), in favor of the approval of this Agreement at the Company Stockholders Meeting and any meeting of members of the Merger Sub, at which this Agreement shall be submitted for approval and at all adjournments or postponements thereof (or, if applicable, by any action of stockholders or members of either the Company or Merger Sub by consent in lieu of a meeting).

(b) Subject to Section 5.4 and Section 5.5, (i) as promptly as reasonably practicable, Parent, acting through the Parent Board, shall take all action necessary under all applicable Law to call, give notice of, convene and hold a meeting of the Parent Stockholders to vote on a proposal to approve the issuance of the Merger Consideration pursuant to terms and conditions set forth in this Agreement (the “Parent Stockholders Meeting”, which term shall include as applicable any and all adjournments or postponements thereof), (ii) the Parent Stockholders Meeting shall be held (on a date selected by Parent in consultation with the Company) as promptly as reasonably practicable after the mailing of the Joint Proxy Statement/Prospectus, and (iii) Parent shall use its reasonable best efforts to ensure that all proxies solicited in connection with the Parent Stockholders Meeting are solicited in compliance with all applicable Law.

(c) Notwithstanding anything to the contrary contained in this Agreement, the Company shall not be required to hold the Company Stockholders Meeting, and Parent shall not be required to hold the Parent Stockholders Meeting, if this Agreement is terminated in accordance with Section 8.1.

Section 6.2 Preparation of Registration Statement and Joint Proxy Statement/Prospectus.

(a) As promptly as reasonably practicable, the Company and Parent shall cooperate with each other regarding, and shall prepare and file with the SEC the Joint Proxy Statement/Prospectus, and Parent shall prepare and file with the SEC the Registration Statement, in which the Joint Proxy Statement/Prospectus will be included as a prospectus. Each of the Company and Parent shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and keep the Registration Statement effective for so long as is necessary to complete the Merger. Each of the Company and Parent will use its reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be mailed to its stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under any applicable state securities law in connection with the issuance of Parent Common Stock in the Merger, and the Company shall furnish all information concerning the Company and the holders of Company Common Stock and rights to acquire Company Common Stock as may be reasonably required in connection with any such action. No filing of, or amendment or supplement to, the Registration Statement will be made by Parent, and no filing of, or amendment or supplement to the Joint Proxy Statement/Prospectus will made by the Company or Parent, in each case without providing the other party a reasonable opportunity to review and comment thereon and coordinate the filing of such amendment or supplement with the SEC. If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to either the Registration Statement or the Joint Proxy Statement/Prospectus, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of the Company. The parties shall notify each other promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Joint Proxy Statement/Prospectus or the Registration Statement or for additional information, shall supply each other with copies of (i) all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Joint Proxy Statement/Prospectus, the Registration Statement or the Merger and (ii) all orders of the SEC relating to the Registration Statement, and shall respond as promptly as practicable to any such comments or requests of the SEC or the staff of the SEC. Each of Parent and the Company shall furnish all information concerning itself to the other as may be reasonably requested in connection with any such action and the preparation, filing and distribution of the Registration Statement and the preparation, filing and distribution of the Joint Proxy Statement/Prospectus. Subject to Section 5.4 and Section 5.5, the Joint Proxy Statement/Prospectus shall include the Company Board Recommendation and the Parent Board Recommendation.

(b) Without limiting the generality of the foregoing, each of the Company and Parent shall cause its respective Representatives to fully cooperate with the other party and its respective Representatives in the preparation of the Joint Proxy Statement/Prospectus and the Registration Statement, and the Company and Parent shall make all necessary filings with respect to the Merger under the Securities Act and the Exchange Act.

Section 6.3 Access to Information; Confidentiality.

(a) To the extent permitted by applicable Law and (ii) subject to (A) restrictions imposed upon the Company by any agreement of confidentiality with any Person, and (B) the Confidentiality Agreement,

dated as of June 12, 2008, between the Company and Parent (the “Confidentiality Agreement”), the Company agrees to provide to the Representatives of Parent reasonable access, during normal business hours and after reasonable prior notice, during the period prior to the Closing Date, to the officers, employees, agents, properties, offices, books and records of the Company and its Subsidiaries, and such other information as Parent may reasonably request with respect to the Company, its Subsidiaries and their respective businesses, financial conditions and operations (including, if requested by Parent, monthly financial and booking reports of the Company prepared by its management consistent with past practice). Following expiration or early termination of the waiting period under the HSR Act, the Company shall also arrange such customer visits by Representatives of Parent as may reasonably be requested by Parent and the Company will make appropriate representatives of the Company reasonably available to meet with Parent customers as reasonably requested by Parent. The Company shall make members of its management team reasonably available to discuss integration to the extent reasonably requested by Parent. Parent will use its commercially reasonable efforts to minimize any disruption to the businesses of the Company and its Subsidiaries which may result from the requests for access, data, information and management attention hereunder.

(b) The Company and Parent shall hold, and shall cause their respective Representatives to hold, any confidential or nonpublic information in accordance with the terms of the Confidentiality Agreement.

Section 6.4 Regulatory Matters.

(a) Each of Parent and the Company shall, and shall cause its Subsidiaries to, use its reasonable best efforts to, (i) take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all Legal Requirements which may be imposed on such party or its Subsidiaries with respect to the Merger and the other transactions contemplated by this Agreement, including obtaining any Third Party consent (including those required to be set forth in Section 3.5 of the Company Disclosure Letter or Section 4.5 of the Parent Disclosure Letter) which may be required to be obtained in connection with the Merger and the other transactions contemplated by this Agreement, to remove any restraint or prohibition preventing the consummation of the Merger and the other transactions contemplated by this Agreement, and, subject to the conditions set forth in Article VII, to consummate the Merger and the other transactions contemplated by this Agreement and (ii) obtain (and cooperate with the other party to obtain) any consent, authorization, Permit, Order or approval of, or any exemption by, any Governmental Entity which is required to be obtained by Parent or the Company, respectively, or any of their respective Subsidiaries, in connection with the Merger and the other transactions contemplated by this Agreement. The parties hereto shall cooperate with each other and promptly prepare and file all necessary documentation, and to effect all applications, notices, petitions and filings (including any notification required by the HSR Act), to obtain as promptly as practicable all Permits, consents, approvals, authorizations of all Third Parties and Governmental Entities, and the expiry or termination of all applicable waiting periods, which are necessary or advisable to consummate the Merger and the other transactions contemplated by this Agreement. The parties hereto agree that they will consult with each other with respect to the obtaining of all Permits and consents of all Third Parties and Governmental Entities, and the expiration or termination of the applicable waiting period under the HSR Act or under any other Antitrust Law, necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein. Each of Parent and the Company shall use its reasonable best efforts to resolve any objections that may be asserted by any Governmental Entity with respect to this Agreement, the Merger or the other transactions contemplated by this Agreement. Subject to Section 5.4 and Section 5.5, each of Parent and the Company shall not, and shall cause its respective Subsidiaries not to, engage in any action or transaction that would materially delay or materially impair the ability of the Company, Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement. Parent and the Company further covenant and agree, with respect to any threatened or pending preliminary or permanent injunction or other Order, ruling or statute, Regulation or executive order that would materially adversely affect the ability of the parties hereto to consummate the transactions contemplated by this Agreement, to use their respective reasonable best efforts to prevent the entry, enactment or promulgation thereof, as the case may be, including by defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement.

(b) Each of Parent, on the one hand, and the Company, on the other hand, shall, in connection with the efforts referenced in Section 6.4(a) to obtain all requisite Permits, consents, and expirations or terminations of applicable waiting periods for the transactions contemplated by this Agreement under the HSR Act or any other Antitrust Law, (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) keep the other party and/or its counsel informed of any communication received by such party from, or given by such party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or any other Governmental Entity and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated by this Agreement; and (iii) permit the other party and/or its counsel to review in advance any communication intended to be given by it to, and consult with each other in advance of any meeting or conference with, the FTC, the DOJ or any such other Governmental Entity or, in connection with any proceeding by a private party, with any other Person, and to the extent not prohibited by the FTC, the DOJ or such other Governmental Entity or other Person, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences. In exercising the foregoing rights, each of the parties hereto shall act reasonably and as promptly as reasonably practicable. Parent and the Company may, as each deems reasonably advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 6.4(b) as “Antitrust Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside antitrust counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express written permission is obtained in advance from the source of the materials (Parent or the Company as the case may be) or its legal counsel. Notwithstanding anything to the contrary in this Section 6.4(b), materials provided to the other party or its outside counsel may be redacted to remove references concerning the valuation of the Company Common Stock or the respective businesses of the Company and the Company Subsidiaries and Parent and the Parent Subsidiaries. For purposes of this Agreement, “Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, and all Laws, Orders and judicial doctrines that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(c) Each of Company and Parent further agrees to use its reasonable best efforts to take or cause to be taken, all actions and use its reasonable best efforts to do, or cause to be done, all things necessary or advisable to promptly cause expiration or termination of all applicable waiting periods or to obtain requisite consents and Permits for consummation of the transactions contemplated by this Agreement by any Governmental Entity under any Antitrust Law, which actions and things shall include Parent’s agreement to (i) sell, hold separate or otherwise dispose of, agree to sell, hold separate or otherwise dispose of, or permit the sale, holding separate or other disposition of, the assets or business to be acquired in this transaction or any of Parent’s or its Affiliate’s other assets or businesses now owned or hereafter acquired by Parent in a manner which would resolve such objections or suits, provided that the applicable assets or businesses are not, individually or in the aggregate, material to Parent’s consolidated business, financial condition or operations (as currently engaged or planned); (ii) terminate any existing relationships and contractual rights and obligations which are not, individually or in the aggregate, material to Parent and its Affiliates; and (iii) amend or terminate such existing licenses or other agreements relating to Intellectual Property Rights and enter into such new licenses or other agreements relating to Intellectual Property rights, provided that such amendments or terminations are not, individually or in the aggregate, materially adverse to Parent or its Affiliate, and that Parent and its Affiliates do not waive, abandon or alter any rights that are material to, or assume any obligations that are materially adverse to, Parent or its Affiliate, in any new license or agreement (and in each case, enter into agreements with the relevant Governmental Entity giving effect thereto). Subject to the obligations under this Section 6.4(c), in the event that any administrative or judicial action or proceeding is instituted by a Governmental Entity or private party challenging any transaction contemplated by this Agreement, or any other agreement contemplated by this Agreement, under any Antitrust Law (A) each of Parent and the Company shall cooperate in all respects with each other and use its respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement so as to permit such consummation by the second (2nd) Business Day before the Outside Date and (B) each of Parent and the Company shall defend, at its cost and expense, any action or actions, whether judicial or administrative, against it or its Affiliates in connection with the transactions contemplated by this Agreement.

(d) Except as otherwise provided in Section 6.4(b) with respect to Antitrust Counsel Only Material, Parent and the Company shall, upon request, furnish each other with all information concerning themselves, their respective Subsidiaries, directors, officers, employees and stockholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice, application or other document made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement (including the Registration Statement and the Joint Proxy Statement/Prospectus).

Section 6.5 Public Disclosure. Unless otherwise permitted by this Agreement, Parent, Merger Sub and the Company shall consult with each other before issuing any press release or otherwise making any public statement regarding the terms of this Agreement or any of the transactions contemplated by this Agreement, and neither shall issue any such press release or make any such statement without the prior approval of the other (which approval shall not be unreasonably withheld, conditioned or delayed), except as may be required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange or NASDAQ, in which case the party proposing to issue such press release or make such public statement or disclosure shall use its reasonable best efforts to consult with the other party before issuing such press release or making such public statement; provided, however, that any public statement or disclosure that is consistent with a public statement or disclosure previously approved by the other party shall not require the prior approval of such other party.

Section 6.6 Reasonable Best Efforts; Further Assurances. Subject to Section 5.4 and Section 5.5, each of the parties to this Agreement shall use its reasonable best efforts to effect the transactions contemplated by this Agreement and to fulfill and cause to be fulfilled the conditions to Closing under this Agreement and shall use their commercially reasonable efforts to obtain all necessary consents from Third Parties. Subject to Section 5.4 and Section 5.5, each party hereto, at the reasonable request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting the consummation of this Agreement and the transactions contemplated by this Agreement.

Section 6.7 Employee Benefit Plans.

(a) Until the earlier of the first anniversary of the Effective Time and December 31, 2009, Parent and its Affiliates shall provide or cause to be provided to the individuals who, immediately prior to the Effective Time, are non-bargaining unit employees of the Company or any Company Subsidiary (“Effective Time Company Employees”) (i) the same level of base salary or wages as in effect at the Effective Time; (ii) employee benefit plans, programs, contracts and arrangements (including bonus or commission plans and opportunities) that are not less favorable, in the aggregate, than, at Parent’s election, either (A) similar employee benefit plans, programs, contracts and arrangements provided by the Company and the Company Subsidiaries to Effective Time Company Employees immediately prior to the Effective Time or (B) similar employee benefit plans, programs, contracts and arrangements, provided by Parent and its Affiliates to similarly situated employees of Parent and its Affiliates.

(b) From and following the Effective Time, Parent and its Affiliates shall cause the Effective Time Company Employees to receive full credit for prior service with the Company and the Company

Subsidiaries to the extent such service was credited under the Company Benefit Plans as of the Effective Time, for purposes of (i) eligibility and vesting under any comparable Surviving Company Employee Plans (as defined below) and (ii) determination of benefit levels under any comparable Surviving Company Employee Plan or policy relating to vacation, sick time and any other paid time off program or severance, in each case for which the Effective Time Company Employee is otherwise eligible and in which the Effective Time Company Employee is offered participation, except where such credit would result in a duplication of benefits. In addition, Parent and its Affiliates shall (x) waive, or cause to be waived, any limitations on benefits relating to pre-existing conditions to the same extent such limitations have been waived under any Company Benefit Plan as of the Effective Time for the applicable Effective Time Company Employee and (y) recognize for purposes of annual deductible and out-of-pocket limits payable during the plan year in which the Effective Date occurs under the Company Benefit Plans that are medical and dental plans and in which the applicable Effective Time Company Employee participates, deductible and out-of-pocket expenses paid by such Effective Time Company Employee in the plan year in which the Effective Time occurs. For purposes of this Agreement, the term “Surviving Company Employee Plan” means, to the extent applicable, any “employee pension benefit plan” (as defined in Section 3(2) of ERISA), any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), and any other plan, agreement or arrangement providing insurance coverage, severance benefits, disability benefits, or vacation pay, for the benefit of, or relating to, any Effective Time Company Employee. If, within six months following the Effective Time, the Surviving Company, Parent or any of its or their Affiliates causes the involuntary termination (other than termination for “cause” (as defined in the applicable agreement or plan) or in good faith by Parent consistent with past practice) of an Effective Time Company Employee’s employment, then the terminated Effective Time Company Employee will be entitled to receive severance payments and benefits that are not less favorable than the severance and benefits he or she would have been entitled to receive under the Company Benefit Plans as in effect immediately prior to the Effective Time.

(c) Without limiting any of its other obligations hereunder, Parent shall cause the employment, severance, change in control or termination agreements and arrangements set forth on Section 6.7(c) of the Company Disclosure Letter to be honored in accordance with their terms, and shall assume the obligations of the Company and the Company Subsidiaries thereunder without offset.

(d) Nothing in this Agreement shall alter the employment status of employees who are employed on an at-will basis, and nothing herein shall require the Surviving Company or its Subsidiaries to continue the employment of any person for any specific period following the Closing Date.

Section 6.8 Indemnification of Managers and Officers.

(a) The certificate of formation and limited liability company agreement of the Surviving Company shall, with respect to indemnification of managers, officers, employees and agents, not be amended, repealed or otherwise modified after the Effective Time in any manner that would adversely affect the rights thereunder of the Persons who at any time prior to the Effective Time were identified as prospective indemnitees under the Company Charter or the Company Bylaws in respect of actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement).

(b) From and after the Effective Time, Parent and the Surviving Company shall, to the fullest extent permitted by applicable Law, indemnify, defend and hold harmless the present and former directors, officers, employees, agents and fiduciaries of the Company or any of its Subsidiaries in their capacities as such (each, an “Indemnified Party”) against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any claim based in whole or in part on or arising in whole or in part out of the fact that such Indemnified Party is or was a director, officer, employee, agent or fiduciary of the Company, any Subsidiary of the Company, or of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in which such Indemnified Party was serving at the request of the Company, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the Effective Time, whether asserted or claimed prior to, or at or after, the Effective Time (including matters, acts or omissions occurring in connection with the approval of this

Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement) or taken at the request of Parent or otherwise under this Agreement; provided, however, that neither Parent nor the Surviving Company shall have any obligation to provide such indemnification to the extent a court of competent jurisdiction reaches a final determination, not subject to appeal, that such indemnification is prohibited under applicable Law.

(c) Parent shall cause the individuals serving as officers and directors of the Company or any of its Subsidiaries immediately prior to the Effective Time and any other Person who is covered by the Company’s current directors’ and officers’ liability insurance policy to be covered with respect to acts or omissions occurring prior to the Effective Time for a period of six (6) years from the Effective Time by (i) the directors’ and officers’ liability insurance policy maintained by the Company (provided, that Parent may substitute therefor policies, issued by reputable insurers, with policy limits, terms and conditions at least as favorable as the limits, terms and conditions in the existing policy(ies) of the Company) or (ii) a single premium tail coverage with respect to such directors’ and officers’ liability insurance with policy limits, terms and conditions at least as favorable as the limits, terms and conditions in the existing policy(ies) of the Company; provided, however, that in no event shall Parent be required to expend annually in the aggregate an amount pursuant to this Section 6.8(c) in excess of 250% of the annual premiums currently paid by the Company for such insurance (the “Insurance Amount”); and provided, further, that if such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Insurance Amount, Parent will obtain the maximum amount of directors’ and officers’ insurance (or “tail” coverage) obtainable for an annual premium equal to the Insurance Amount.

(d) In the event Parent or any of its successors or assigns or the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or Surviving Company or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as applicable, assume the obligations set forth in this Section.

(e) Parent shall pay all expenses, including attorney’s and expert’s fees and expenses, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided for in this Section 6.8 (provided that such Indemnified Party prevails).

(f) Any determination to be made as to whether any Indemnified Party has met any standard of conduct imposed by law shall be made by legal counsel reasonably acceptable to such Indemnified Party, Parent and the Surviving Company, retained at Parent’s and the Surviving Company’s expense.

(g) The provisions of this Section 6.8 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

Section 6.9 Merger Sub. Parent will take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 6.10 Rule 16b-3 Actions. Parent, Merger Sub and the Company shall take all commercially reasonable actions as may be required to cause any dispositions of equity securities of the Company or acquisitions of equity securities of Parent by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.11 Notification. From and after the date hereof until the Closing Date, each party hereto will promptly notify the other party hereto of (a) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which would be likely to cause any condition to the obligations of such party to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied and (b) the failure of such party to comply with any covenant or agreement to be complied with by it pursuant to this Agreement which would be likely to result in any condition to the obligations of such party to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied. No delivery of any notice pursuant to this Section 6.11 will cure any breach of any representation or warranty of such party contained in this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice. Without limiting the foregoing, the Company and Parent shall promptly advise each other of any change or event having a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable.

Section 6.12 Resignation of Directors and Officers. To the extent requested by Parent in writing at least five Business Days prior to the Closing Date, the Company shall use its reasonable good faith efforts to obtain and deliver to Parent at the Closing, to be effective as of the Effective Time, duly signed resignations of each officer and director of the Company designated by Parent.

Section 6.13 Termination of Credit Agreement. Prior to the Effective Time, the Company shall deliver to Parent written documentation, in commercially reasonable form, from Fleet National Bank, N.A. with respect to the termination of the Credit Agreement between the Company and such bank and shall make arrangements for the release of all Liens and the release of all obligations and guarantees under such Credit Agreement over the Company’s and its Subsidiaries’ properties and assets.

Section 6.14 Stockholder Litigation. If stockholder litigation is commenced against the Company or Parent relating to the Merger or any other transactions contemplated hereby, the defending party shall give the other party the opportunity, subject to a customary joint defense agreement, to participate in, but not control, the defense or settlement of any such stockholder litigation by the defending party.

Section 6.15 Certain Tax Matters.

(a) The parties to this Agreement intend that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and neither the Company nor Parent shall, nor shall they permit any of their respective Subsidiaries to, take our cause to be taken any action (including agreeing to any transaction or entering into any agreement) that would result in the Merger failing to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Parent and the Company shall use their reasonable best efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and to obtain the Tax opinions set forth in Section 6.15(d) and Section 6.15(e) hereof. This Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g).

(b) Officers of Parent and the Company shall execute and deliver to Stoel Rives LLP, counsel to Parent, and Fulbright & Jaworski L.L.P., counsel to the Company, certificates containing appropriate representations at such time or times as may be reasonably requested by such law firms, including the Effective Time, in connection with their respective deliveries of opinions with respect to the Tax treatment of the Merger. Each of Parent, Purchaser or the Company shall use its reasonable best efforts not to take or cause to be taken any action which would cause to be untrue (or fail to take or cause not to be taken any action which would cause to be untrue) any of the certifications and representations included in the certificates described in this Section 6.15(b).

(c) The Company and Parent shall cooperate in the preparation, execution and filing of all Tax Returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees and any similar Taxes which become payable in connection with the transactions contemplated by this Agreement that are required or permitted to be filed on or before the Effective Time. Each of Parent and the Company shall pay any such Taxes or fees imposed on it by any Governmental Entity (or for which its stockholders are primarily liable), which becomes payable in connection with the transactions contemplated by this Agreement.

(d) At the Closing, Parent shall receive the opinion of Stoel Rives LLP, in form and substance reasonably satisfactory to Parent, dated as of the Closing, rendered on the basis of facts, representations and assumptions set forth in such opinion and the certificates obtained from officers of Parent, Merger Sub and the Company, all of which are consistent with the state of facts existing as of the Effective Time, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering the opinion described in this Section 6.15(d), Stoel Rives LLP shall have received and may rely upon the certificates and representations referred to in Section 6.15(b) hereof.

(e) At the Closing, the Company shall receive the opinion of Fulbright & Jaworski L.L.P., in form and substance reasonably satisfactory to the Company, dated as of the Closing, rendered on the basis of facts, representations and assumptions set forth in such opinion and the certificates obtained from officers of Parent, Merger Sub and the Company, all of which are consistent with the state of facts existing as of the Effective Time, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering the opinion described in this Section 6.15(e), Fulbright & Jaworski L.L.P. shall have received and may rely upon the certificates and representations referred to in Section 6.15(b) hereof.

(f) On or prior to the Closing, the Company shall deliver to Parent a statement certifying that the Company Common Stock is not a “U.S. real property interest” in accordance with Treasury Regulations under Section 1445 of the Code and in a form reasonably acceptable to Parent.

Section 6.16 Directors of Parent Following Effective Time. As of the date of this Agreement, the Parent Board is composed of ten directors. The Parent Board will take all actions necessary so that effective as of the Effective Time, the Parent Board will consist of eleven (11) members, at least three of whom shall be designated by the Company and consented to by Parent (whose consent will not be unreasonably withheld) (each, a “Company Designated Director” and collectively, the “Company Designated Directors”). The Company Designated Directors shall satisfy the relevant independence requirements of NASDAQ, SOX and Parent’s Corporate Governance Guidelines. The Company Designated Directors shall be added to a class of directors of the Parent Board so that, to the extent reasonably practicable, each class has an equal number of directors. Parent shall nominate the Company Designated Directors for election at the Company’s 2009 annual meeting of shareholders. The Company Designated Directors shall be eligible to serve on any committee of the Parent Board, including the audit committee, the compensation committee and the corporate governance and nominating committee of the Parent Board, in each case, so long as the applicable Company Designated Director satisfies all relevant requirements of NASDAQ, the Exchange Act, SOX and Parent’s Corporate Governance Guidelines for members of audit committees, compensation committees and corporate governance and nominating committees, respectively. It is Parent’s intent that in the future the Parent Board shall consist of no more than ten (10) directors.

Section 6.17 Form S-8. As soon as practicable following the Effective Time, but in any event within ten (10) Business Days thereafter, Parent shall prepare and file with the SEC a registration statement on Form S-8 (or other available form) covering the shares of Parent Common Stock issuable pursuant to the Continuing Options, and shall use its reasonable best efforts to maintain the effectiveness of such registration statement for so long as any of such Continuing Options remain outstanding.

Section 6.18 Termination of 401(k) Plan; 409A Compliance. At least 30 days prior to the Closing Date, Parent may provide the Company with a written request that the Company terminate the Company’s 401(k) Plan (the “Company 401(k) Plan”). If such notice is provided to the Company, then the Company will take such action as may be necessary to cause the Company 401(k) Plan to be terminated, effective on the day preceding the Closing Date. If the Company 401(k) Plan is terminated prior to the Effective Time, then, subject to applicable law, (1) Parent shall take all steps necessary to permit each participant who receives an eligible rollover distribution (as defined in Section 402(c)(4) of the Code) from the Company 401(k) Plan to roll such eligible rollover distribution into an account under a new or existing 401(k) plan maintained by Parent or an affiliate of Parent (a “Parent 401(k) Plan”), provided that the participant is employed by Parent or an affiliate of Parent at the time of the rollover; and (2) the Company will take such action and Parent will take or cause the Surviving Company to take such action as may be necessary or appropriate in order to enable the employee loan balances under the Company 401(k) Plan to be rolled over to a Parent 401(k) Plan or otherwise be able to be administered from and after the Effective Time as if the Company 401(k) Plan had not been terminated. On or before December 31, 2008, the Company shall be permitted to take such action as the Company may desire in order to change the time and/or form of payment of amounts payable under the Company’s Nonqualified Deferred Compensation Plan, provided that such action and changes are compliant with Section 409A of the Code and the time and/or form of payment, as amended, are reasonably acceptable to Parent, it being understood that a mere change to eliminate the provision for an accelerated payout upon the consummation of the Merger will be deemed to be acceptable to Parent.

ARTICLE VII

CLOSING CONDITIONS

Section 7.1 Conditions to Obligation of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Stockholder Approvals. Company Stockholder Approval and Parent Stockholder Approval shall have been obtained;

(b) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction, other Order issued by any Court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect; nor shall there be any Law enacted, entered, or enforced which prevents or prohibits the consummation of the Merger; provided, however, that prior to invoking this condition, each party agrees to comply with Section 6.4;

(c) Governmental Approvals. Any applicable waiting period (and extension thereof) under the HSR Act shall have expired or been terminated and any approvals and consents required to be obtained under any other Antitrust Law, other than any such approvals or consents the failure of which to obtain would not have, individually or in the aggregate, a Company Material Adverse Effect or a Parent Material Adverse Effect, shall have been obtained;

(d) Effectiveness of Registration Statement. The Registration Statement shall have been declared effective under the Securities Act. No stop order suspending the effectiveness of the Registration Statement or the use of the Joint Proxy Statement/Prospectus shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened in writing by the SEC; and

(e) Listing. The shares of Parent Common Stock issuable to the stockholders of the Company as contemplated by this Agreement shall have been approved for listing on the NASDAQ Global Market, subject to official notice of issuance.

Section 7.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived by them, in whole or in part, to the extent permitted by applicable Law:

(a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement shall be true and correct, in each case as of the date of this Agreement and as of the Effective Time as though made on such date (except to the extent such representations and warranties are expressly made only as of a specific date, in which case as of such specific date), except where the failures to be so true and correct (for this purpose disregarding any qualification or limitation as to materiality or a Company Material Adverse Effect) do not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects its obligations required to be performed by it under this Agreement, except for such failures to perform which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect; and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect; and

(c) No Company Material Adverse Effect. Since the date of this Agreement, there shall have been no Company Material Adverse Effect, or condition or occurrence of an event which has had or would reasonably be expected to have a Company Material Adverse Effect.

Section 7.3 Conditions to the Obligations of the Company. The obligations of the Company to effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of the following conditions, any or all of which may be waived by the Company, in whole or in part, to the extent permitted by applicable Law:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct, in each case as of the date of this Agreement and as of the Effective Time as though made on such date (except to the extent such representations and warranties are expressly made only as of a specific date, in which case as of such specific date), except where the failures to be so true and correct (for this purpose disregarding any qualification or limitation as to materiality or a Parent Material Adverse Effect) do not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect;

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects the respective obligations required to be performed by them under this Agreement, except for such failures to perform which, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect; and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent and Merger Sub to such effect; and

(c) No Parent Material Adverse Effect. Since the date of this Agreement, there shall have been no Parent Material Adverse Effect, or condition or occurrence of an event which has had or would reasonably be expected to have a Parent Material Adverse Effect.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1 Termination. This Agreement may be terminated, whether before or after approval of the matters presented in connection with the Merger by the Company Stockholders or the Parent Stockholders:

(a) by mutual consent of Parent and the Company, by action of their respective boards of directors, at any time prior to the Effective Time;

(b) by Parent at any time prior to the Effective Time, if (i) the Company shall have breached any of its representations, warranties or obligations hereunder to an extent that would cause the conditions set forth in Section 7.2(a) and Section 7.2(b) not to be satisfied and such breach shall not have been cured within thirty (30) Business Days of receipt by the Company of written notice of such breach (provided that the right to terminate this Agreement by Parent shall not be available to Parent if Parent is at that time in material breach of this Agreement), (ii) the Company Board shall have withdrawn or modified the Company Board Recommendation in a manner adverse to Parent, or (iii) the Company Board shall have recommended, accepted or agreed to a Company Takeover Proposal;

(c) by Company at any time prior to the Effective Time, if (i) Parent or Merger Sub shall have breached any of its representations, warranties or obligations hereunder to an extent that would cause the conditions set forth in Section 7.3(a) and Section 7.3(b) not to be satisfied and such breach shall not have been cured within thirty (30) Business Days of receipt by Parent and Merger Sub of written notice of such breach (provided that the right to terminate this Agreement by the Company shall not be available to the Company if the Company is at that time in material breach of this Agreement), (ii) the Parent Board shall have withdrawn or modified the Parent Board Recommendation in a manner adverse to the Company, or (iii) the Parent Board shall have recommended, accepted or agreed to a Parent Takeover Proposal;

(d) by either Parent or the Company if any Governmental Entity issues an Order, decree or ruling or takes any other action permanently enjoining, restraining or otherwise prohibiting the Merger (i) as violative of any Antitrust Law or (ii) for any reason other than under any Antitrust Law, and, in either case, such Order, decree, ruling or other action shall have become final and non-appealable, provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to any party that has not taken all actions required by Section 6.4(a) or to any party whose breach of any provision of this Agreement results in the imposition of such order, decree or ruling or other action or the failure of such order, decree or ruling or other action to be resisted, resolved or lifted, as applicable;

(e) by either Parent or the Company at any time prior to the Effective Time, if the Effective Time shall not have occurred on or before 11:59 p.m. Eastern Standard Time on July 15, 2009, provided that such date may, from time to time, be extended by either Parent or the Company (by written notice thereof to the other party) up to and including October 15, 2009 in the event that (x) all conditions to effect the Merger other than the conditions set forth in Section 7.1(c) with respect to the HSR Act (the “HSR Condition”) have been or are capable of being satisfied at the time of each such extension and (y) the HSR Condition has been or is reasonably capable of being satisfied on or prior to October 15, 2009 (such earlier date, as it may be so extended, shall be referred to herein as the “Outside Date”); provided, further, that the right to terminate this Agreement under this Section 8.1(e) shall not be available to any party that is at that time in material breach of this Agreement;

(f) by Parent or the Company, following a vote at a duly held meeting (or any adjournment thereof) to obtain the Company Stockholder Approval, if the Company Stockholder Approval is not obtained;

(g) by the Company or Parent, following a vote at a duly held meeting (or any adjournment thereof) to obtain the Parent Stockholder Approval, if the Parent Stockholder Approval is not obtained;

(h) by the Company at any time prior to the Effective Time in order to enter into an agreement relating to a Company Superior Proposal in accordance with Section 5.4; provided that the Company has complied in all material respects with the provisions of Section 5.4 with respect to such Company Superior Proposal;

(i) by Parent, if a Company Takeover Proposal with respect to the Company is publicly announced, and the Company Board fails to issue a press release reaffirming the Company Board Recommendation in favor of the Merger within ten Business Days after the public announcement of the Company Takeover Proposal at the request of Parent;

(j) by Parent, if a tender offer or exchange offer relating to Company Common Stock shall have been commenced by a Third Party and the Company fails to send to its stockholders pursuant to Rule 14e-2 promulgated under the Exchange Act, within ten Business Days after the commencement of such tender or exchange offer, a statement disclosing that the Company Board recommends the rejection of such tender offer or exchange offer;

(k) by Parent at any time prior to the Effective Time in order to enter into an agreement relating to a Parent Superior Proposal in accordance with Section 5.5; provided that Parent has complied in all material respects with the provisions of Section 5.5 with respect to such Parent Superior Proposal;

(l) by the Company, if a Parent Takeover Proposal with respect to Parent is publicly announced, and the Parent Board fails to issue a press release reaffirming the Parent Board Recommendation in favor of the issuance of the Merger Consideration in the Merger within ten Business Days after the public announcement of the Parent Takeover Proposal at the request of the Company; or

(m) by the Company, if a tender offer or exchange offer relating to Parent Common Stock shall have been commenced by a Third Party and Parent fails to send to its stockholders pursuant to Rule 14e-2 promulgated under the Exchange Act, within ten Business Days after the commencement of such tender or exchange offer, a statement disclosing that the Parent Board recommends the rejection of such tender offer or exchange offer.

The party desiring to terminate this Agreement pursuant to this Section 8.1 (other than pursuant to Section 8.1(a)) shall give notice of such termination to the other party or parties in accordance with Section 9.4.

Section 8.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any party hereto or their respective officers, directors, stockholders or Affiliates; provided, however, that (a) the provisions of Section 6.3(b); Section 6.5; this Section 8.2; Section 8.3 and Article IX shall remain in full force and effect and survive any termination of this Agreement, and (b) nothing herein shall relieve any party from liability for fraud or any willful material breach in connection with this Agreement or the transactions contemplated by this Agreement.

Section 8.3 Expenses and Termination Fees.

(a) Subject to subsections (b), (c), (d), (e), (f), (g), (h), (i), (j), and (k) of this Section 8.3, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement (including the fees and expenses of its advisers, brokers, finders, agents, accountants, bankers and legal counsel) shall be paid by the party incurring such expense; provided, however, that Parent and the Company shall each pay half of the filing fees for the submission under the HSR Act.

(b) In the event that the Company shall terminate this Agreement pursuant to Section 8.1(h), then the Company shall, within two Business Days of termination, pay by wire transfer of same-day funds to Parent a termination fee of $6,600,000 (the “Termination Fee”).

(c) In the event that Parent shall terminate this Agreement pursuant to Section 8.1(b)(ii), 8.1(b)(iii), 8.1(i), or 8.1(j), then the Company shall, within two Business Days of termination, pay by wire transfer of same-day funds to Parent the Termination Fee.

(d) In the event that Parent or the Company shall terminate this Agreement pursuant to Section 8.1(f) and a definitive agreement is entered into by the Company with respect to a Company Takeover Proposal that is subsequently consummated or a Company Takeover Proposal is consummated within 12 months of such termination of this Agreement, then the Company shall, on the date such Company Takeover Proposal is consummated, pay by wire transfer of same-day funds the Termination Fee to Parent, less any payments previously made pursuant to Section 8.3(f).

(e) In the event that Parent or the Company shall terminate this Agreement pursuant to Section 8.1(g), then Parent shall, within five Business Days of termination, pay by wire transfer of same-day funds to the Company an amount equal to $2 million plus all of the documented Expenses incurred by the Company in connection with this Agreement and the transactions contemplated by this Agreement.

(f) In the event that Parent or the Company shall terminate this Agreement pursuant to Section 8.1(f), then the Company shall, within five Business Days of termination, pay by wire transfer of same-day funds to Parent an amount equal to $2 million plus all of the documented Expenses incurred by Parent in connection with this Agreement and the transactions contemplated by this Agreement.

(g) In the event that (i)(A) Parent shall terminate this Agreement pursuant to Section 8.1(b)(i) due to a breach of this Agreement by the Company, (ii) prior to the time of such termination a bona fide Company Takeover Proposal has been publicly made or otherwise made known to the Company Board or its stockholders and not withdrawn prior to such termination, and (iii) a definitive agreement is entered into by the Company with respect to a Company Takeover Proposal that is subsequently consummated or a Company Takeover Proposal is consummated within 12 months of such termination of this Agreement, the Company shall, on the date such Company Takeover Proposal is consummated, pay by wire transfer of same-day funds the Termination Fee to Parent; provided, however, that for the purpose of this Section 8.3(g), all references in the definition of Company Takeover Proposal to “20%” shall instead be deemed to refer to “a majority.”

(h) In the event that Parent or the Company shall terminate this Agreement pursuant to Section 8.1(g) and a definitive agreement is entered into by Parent with respect to a Parent Takeover Proposal that is subsequently consummated or a Parent Takeover Proposal is consummated within 12 months of such termination of this Agreement, then Parent shall, on the date such Parent Takeover Proposal is consummated, pay by wire transfer of same-day funds the Termination Fee to the Company, less any payments previously made pursuant to Section 8.3(e).

(i) In the event that the Company shall terminate this Agreement pursuant to Section 8.1(c)(ii), 8.1(c)(iii), 8.1(l), or 8.1(m), then Parent shall, within two Business Days of termination, pay by wire transfer of same-day funds to the Company the Termination Fee.

(j) In the event that (i)(A) the Company shall terminate this Agreement pursuant to Section 8.1(c)(i) due to a breach of this Agreement by Parent, (ii) prior to the time of such termination a bona fide Parent Takeover Proposal has been publicly made or otherwise made known to the Parent Board or its stockholders and not withdrawn prior to such termination, and (iii) a definitive agreement is entered into by Parent with respect to a Parent Takeover Proposal that is subsequently consummated or a Parent Takeover Proposal is consummated within 12 months of such termination of this Agreement, Parent shall, on the date such Parent Takeover Proposal is consummated, pay by wire transfer of same-day funds the Termination Fee to the Company; provided, however, that for the purpose of this Section 8.3(j), all references in the definition of Parent Takeover Proposal to “20%” shall instead be deemed to refer to “a majority.”

(k) In the event that Parent shall terminate this Agreement pursuant to Section 8.1(k), then Parent shall, within two Business Days of termination, pay by wire transfer of same-day funds to the Company the Termination Fee.

(l) In no event shall the Company be obligated to pay to Parent or Parent be obligated to pay the Company under this Section 8.3 an aggregate amount in excess of the Termination Fee. The payment of a Termination Fee pursuant to this Section 8.3 shall be the sole and exclusive monetary remedy of the parties with respect to the occurrences giving rise to such payment.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1 Certain Defined Terms. As used in this Agreement, the following terms have the following meanings:

“Acceptable Confidentiality Agreement” has the meaning set forth in Section 5.4(b).

“Affiliate” means with respect to any Person, a Person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with, such Person.

“Agreement” has the meaning set forth in the Preamble.

“Antitrust Counsel Only Material” has the meaning set forth in Section 6.4(b).

“Antitrust Law” has the meaning set forth in Section 6.4(b).

“Book Entry Shares” has the meaning set forth in Section 2.1(d).

“Business Day” means any day except Saturday, Sunday and any day which shall be a legal holiday or a day on which banking institutions in the State of New York are required by Law or other Governmental Entity to be closed.

“Certificate” has the meaning set forth in Section 2.1(d).

“Certificate of Merger” has the meaning set forth in Section 1.2.

“Clayton Act” means the Clayton Antitrust Act of 1914, 15 U.S.C. §§ 12-27, as amended.

“Closing” has the meaning set forth in Section 1.5.

“Closing Date” has the meaning set forth in Section 1.5.

“Code” means the Internal Revenue Code of 1986, as amended, and the Regulations promulgated thereunder.

“Company” has the meaning set forth in the Preamble.

“Company 401(k) Plan” has the meaning set forth in Section 6.18.

“Company Assets” has the meaning set forth in Section 3.9.

“Company Benefit Plan” means any material “employee benefit plan,” as such term is defined in Section 3(3) of ERISA, and any other material employment, incentive (equity-based or otherwise), severance, retention, change in control or other compensatory plan, contract, policy or arrangement that is maintained, administered or contributed to by the Company or any Company Subsidiary in which any present or former employee of the Company or any Company Subsidiary is a participant.

“Company Board” has the meaning set forth in the Recitals.

“Company Board Recommendation” has the meaning set forth in the Recitals.

“Company Bylaws” means the Amended and Restated Bylaws of the Company.

“Company Charter” means the Certificate of Incorporation of the Company, as amended.

“Company Common Stock” has the meaning set forth in Section 2.1(a).

“Company Consents” has the meaning set forth in Section 3.5.

“Company Designated Director” has the meaning set forth in Section 6.16.

“Company Disclosure Letter” has the meaning set forth in the first paragraph of Article III.

“Company Employee” means any individual employed by the Company or any Company Subsidiary.

“Company ESPP” has the meaning set forth in Section 2.3(e).

“Company Financial Advisor” has the meaning set forth in Section 3.20.

“Company Financial Statements” has the meaning set forth in Section 3.6(b).

“Company Material Adverse Effect” means any change, event, development or effect that (a) prevents the Company from consummating the Merger substantially on the terms and conditions provided for herein, (b) solely for purposes of Section 3.3(a), causes any inaccuracies in such representation and warranty resulting in an increase, individually or in the aggregate, of at least 170,673 shares of Company Common Stock issued and outstanding or issuable pursuant to options and other rights beyond the number of shares of Company Common Stock shown to be outstanding on September 25, 2008 in such section, or (c) is material and adverse to the business, financial condition or continuing results of operations of the Company and the Company Subsidiaries taken as a whole; provided, however, that no change, event, development or effect relating to or resulting from the following, either alone or in combination, shall constitute, or be taken into account in determining whether there is or has been, a Company Material Adverse Effect:

(i) changes in conditions affecting (x) generally, the semiconductor or any of the industrial industries with which the Company is involved or (y) the United States or global economy (unless, in the case of either (x) or (y), there is a substantially and materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to other companies operating in the same industries as the Company and its Subsidiaries),

(ii) general political, economic or business conditions or changes therein (including without limitation the commencement, continuation or escalation of a war, material armed hostilities or other material international or national calamity or acts of terrorism or earthquakes, hurricanes or other natural disasters or acts of God) that do not affect the Company and its Subsidiaries, taken as a whole, in a substantially and materially disproportionate manner compared to other companies participating in the same industries as the Company,

(iii) changes, events or occurrences in financial, credit, banking or securities markets (including any disruption thereof and any decline in the price of any security or market index) or any interest rate or exchange rate changes or general financial or capital market conditions, including interest rates, or changes therein,

(iv) the negotiation, execution, announcement or performance of this Agreement or the performance or consummation of the transactions contemplated in this Agreement, any litigation resulting therefrom, or the impact thereof on relationships, contractual or otherwise, with customers, suppliers, lenders, investors or employees (including without limitation, any cancellations of or delays in customer agreements, any reduction in sales, any disruption in supplier, distributor, partner or similar relationships or any loss of employees),

(v) any action or omission required by this Agreement or pursuant to the express request of Parent, or any action otherwise taken by Parent or Merger Sub,

(vi) the effect of incurring and paying expenses to the Company Financial Advisor and other advisors to the Company in connection with negotiating, entering into, performing and consummating the transactions contemplated by this Agreement,

(vii) any changes in applicable Laws or the interpretation thereof after the date hereof,

(viii) changes in GAAP or other accounting standards, or authoritative interpretations thereof after the date hereof,

(ix) a decrease in the market price of the shares of Company Common Stock; provided that the exception in this clause (ix) shall not prevent or otherwise affect a determination that any change or effect underlying such a decrease in market price has resulted in, or contributed to, a Company Material Adverse Effect,

(x) any failure by the Company to meet any internal or publicly disclosed projections, forecasts or estimates of revenue or earnings or the issuance of revised projections that are not as optimistic as those in existence as of the date hereof; provided that the exception in this clause (x) shall not prevent or otherwise affect a determination that such failure or revision has resulted in, or contributed to, a Company Material Adverse Effect, and

(xi) any Proceeding made or brought by any holder of shares of Company Common Stock (on the holder’s own behalf or on behalf of the Company) arising out of or related to this Agreement.

“Company Material Contract” has the meaning set forth in Section 3.10(a).

“Company Option” has the meaning set forth in Section 2.3(a).

“Company Real Property Leases” has the meaning set forth in Section 3.9(c).

“Company Restricted Stock” has the meaning set forth in Section 2.3(c).

“Company Restricted Stock Unit” has the meaning set forth in Section 2.3(d).

“Company SEC Documents” has the meaning set forth in Section 3.6(a).

“Company Stock Plans” has the meaning set forth in Section 2.3(a).

“Company Stockholder Approval” shall mean the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote to adopt this Agreement in accordance with the DGCL and the Company Charter.

“Company Stockholders” means the holders of Company Common Stock.

“Company Stockholders Meeting” shall have the meaning set forth in Section 6.1(a).

“Company Subsidiary” means any Subsidiary of the Company and “Company Subsidiaries” means all of the Subsidiaries of the Company.

“Company Superior Proposal” shall have the meaning set forth in Section 5.4(d).

“Company Takeover Proposal” shall have the meaning set forth in Section 5.4(d).

“Confidentiality Agreement” has the meaning set forth in Section 6.3(a).

“Continuing Options” has the meaning set forth in Section 2.3(a).

“Contract” means a note, bond, mortgage, indenture, deed of trust, license, lease, agreement, contract or other instrument or obligation.

“control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock or as trustee or executor, by contract or credit arrangement or otherwise.

“Court” means any court or arbitration tribunal of the United States or any domestic state, and any political subdivision thereof, or any foreign jurisdiction.

“DGCL” has the meaning set forth in the Recitals.

“DLLCA” has the meaning set forth in the Recitals.

“DOJ” has the meaning set forth in Section 6.4(b).

“EDGAR” means the SEC’s Electronic Data Gathering, Analysis, and Retrieval System.

“Effective Time” has the meaning set forth in Section 1.2.

“Effective Time Company Employees” has the meaning set forth in Section 6.7(a).

“Environmental Law” has the meaning set forth in Section 3.12(b).

“Environmental Permits” has the meaning set forth in Section 3.12(a).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, in the case of the Company, any entity that, together with the Company or a Company Subsidiary, would be treated as a single employer under Section 414 of the Code, and in the case of Parent, any entity that, together with Parent or a Parent Subsidiary, would be treated as a single employer under Section 414 of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the Regulations promulgated thereunder.

“Exchange Ratio” has the meaning set forth in Section 2.1(a).

“Expenses” means all reasonable out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the solicitation of stockholder approvals and all other matters related to the consummation of the transactions contemplated hereby.

“Federal Trade Commission Act” means 15 U.S.C. §§ 41-58, as amended.

“FTC” has the meaning set forth in Section 6.4(b).

“GAAP” means accounting principles generally accepted in the United States consistently applied by a specified Person.

“Governmental Entity” means any domestic, foreign or supranational government or subdivision thereof, administrative, governmental, prosecutorial or regulatory authority, agency, commission, Court, tribunal or body or self-regulatory organization.

“Hazardous Substance” has the meaning set forth in Section 3.12(b).

“HSR Act” has the meaning set forth in Section 3.5.

“HSR Condition” has the meaning set forth in Section 8.1(e).

“Indemnified Party” has the meaning set forth in Section 6.8(b).

“Insurance Amount” has the meaning set forth in Section 6.8(c).

“Intellectual Property Rights” has the meaning set forth in Section 3.16(a).

“IRS” means the United States Internal Revenue Service.

“Joint Proxy Statement/Prospectus” has the meaning set forth in Section 3.5.

“Knowledge” means, with respect to the Company, the actual knowledge (without independent inquiry or investigation) of the Company’s chief executive officer, divisional presidents, chief financial officer, corporate controller, senior vice president of technology and vice presidents of the Company’s business units, and with respect to Parent, the actual knowledge (without independent inquiry or investigation) of Parent’s chief executive officer, chief financial officer, corporate controller, and any vice president.

“Law” or “Laws” means any statute, law, code (including the Code) ordinance, Regulation, rule, guidance, Order, writ, injunction or decree of any state, commonwealth, federal, foreign, territorial or other court or Governmental Entity, subdivision, agency, department, commission, board, bureau or instrumentality of a Governmental Entity, including all decisions of Courts having the effect of Law in each such jurisdiction.

“Legal Requirement” means any federal, state, local, municipal, foreign or other Law, statute, constitution, principle of common Law, resolution, ordinance, code (including the Code), edict, decree, Regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity (or under the authority of NASDAQ).

“Lien” means any mortgage, pledge, security interest, deed of trust, encumbrance, lien or charge of any kind (including any agreement to give any of the foregoing), any conditional sale or other title retention agreement, any lease in the nature thereof or the filing of or agreement to give any financing statement under the Uniform Commercial Code of any jurisdiction, in all instances except to the extent any such Lien is a permitted Encumbrance.

“Merger” has the meaning set forth in Section 1.1.

“Merger Consideration” has the meaning set forth in Section 2.1(a).

“Merger Sub” has the meaning set forth in the Preamble.

“NASDAQ” means the Nasdaq Stock Market, Inc.

“OBCA” means the Oregon Business Corporation Act.

“Order” means any judgment, order or decree of any Court or Governmental Entity, federal, foreign, state or local.

“Outside Date” has the meaning set forth in Section 8.1(e).

“Parent” has the meaning set forth in the Preamble.

“Parent 401(k) Plan” has the meaning set forth in Section 6.18.

“Parent Assets” has the meaning set forth in Section 4.9(a).

“Parent Benefit Plan” means any material “employee benefit plan,” as such term is defined in Section 3(3) of ERISA, and any other material employment, incentive (equity-based or otherwise), severance, retention, change in control or other compensatory plan, contract, policy or arrangement that is maintained, administered or contributed to by Parent or any Parent Subsidiary in which any present or former employee of Parent or any Parent Subsidiary is a participant.

“Parent Board” has the meaning set forth in the Recitals.

“Parent Board Recommendation” has the meaning set forth in the Recitals.

“Parent Bylaws” means the Bylaws of Parent.

“Parent Charter” means the Certificate of Incorporation of Parent, as amended.

“Parent Common Stock” means the common stock, without par value, of Parent.

“Parent Consents” has the meaning set forth in Section 4.5.

“Parent Disclosure Letter” has the meaning set forth in the first paragraph of Article IV.

“Parent ESPP” has the meaning set forth in Section 4.3(a).

“Parent Financial Advisor” has the meaning set forth in Section 4.19.

“Parent Financial Statements” has the meaning set forth in Section 4.6(b).

“Parent Material Adverse Effect” means any change, event, development or effect that (a) prevents Parent from consummating the Merger substantially on the terms and conditions provided for herein, (b) solely for purposes of Section 4.3(a), causes any inaccuracies in such representation and warranty resulting in an increase, individually or in the aggregate, of at least 269,945 shares of Parent Common Stock issued and outstanding or issuable pursuant to options and other rights beyond the number of shares of Parent Common Stock shown to be outstanding on September 27, 2008 in such section, (c) results in the exercise of, or the expiration of the ability of Parent to redeem, rights to purchase shares of Parent capital stock issued under the Rights Plan, or (d) is material and adverse to the business, financial condition or continuing results of operations of Parent and the Parent Subsidiaries taken as a whole; provided, however, that no change, event, development or effect relating to or resulting from the following, either alone or in combination, shall constitute, or be taken into account in determining whether there is or has been, a Parent Material Adverse Effect:

(i) changes in conditions affecting (x) generally, the semiconductor or any of the other industries with which the Company is involved or (y) the United States or global economy (unless, in the case of either (x) or (y), there is a substantially and materially disproportionate impact on Parent and its Subsidiaries, taken as a whole, relative to other companies operating in the same industries as Parent and its Subsidiaries),

(ii) general political, economic or business conditions or changes therein (including without limitation the commencement, continuation or escalation of a war, material armed hostilities or other material international or national calamity or acts of terrorism or earthquakes, hurricanes or other natural disasters or acts of God) that do not affect Parent and its Subsidiaries, taken as a whole, in a substantially and materially disproportionate manner compared to other companies participating in the same industries as Parent,

(iii) changes, events or occurrences in financial, credit, banking or securities markets (including any disruption thereof and any decline in the price of any security or market index) or any interest rate or exchange rate changes or general financial or capital market conditions, including interest rates, or changes therein,

(iv) the negotiation, execution, announcement or performance of this Agreement or the performance or consummation of the transactions contemplated in this Agreement, any litigation resulting therefrom, or the impact thereof on relationships, contractual or otherwise, with customers, suppliers, lenders, investors or employees (including without limitation, any cancellations of or delays in customer agreements, any reduction in sales, any disruption in supplier, distributor, partner or similar relationships or any loss of employees),

(v) any action or omission required by this Agreement or pursuant to the express request of the Company, or any action otherwise taken by Parent or Merger Sub,

(vi) the effect of incurring and paying expenses to the Parent Financial Advisor and other advisors to Parent in connection with negotiating, entering into, performing and consummating the transactions contemplated by this Agreement,

(vii) any changes in applicable Laws or the interpretation thereof after the date hereof,

(viii) changes in GAAP or other accounting standards, or authoritative interpretations thereof after the date hereof,

(ix) a decrease in the market price of the shares of Parent Common Stock; provided that the exception in this clause (ix) shall not prevent or otherwise affect a determination that any change or effect underlying such a decrease in market price has resulted in, or contributed to, a Parent Material Adverse Effect,

(x) any failure by Parent to meet any internal or publicly disclosed projections, forecasts or estimates of revenue or earnings or the issuance of revised projections that are not as optimistic as those in existence as of the date hereof; provided that the exception in this clause (x) shall not prevent or otherwise affect a determination that such failure or revision has resulted in, or contributed to, a Parent Material Adverse Effect, and

(xi) any Proceeding made or brought by any holder of shares of Parent Common Stock (on the holder’s own behalf or on behalf of Parent) arising out of or related to this Agreement.

“Parent Material Contract” has the meaning set forth in Section 4.10(a).

“Parent Options” has the meaning set forth in Section 4.3(a).

“Parent Preferred Stock” has the meaning set forth in Section 4.3(a).

“Parent Restricted Stock Units” has the meaning set forth in Section 4.3(a).

“Parent SEC Documents” has the meaning set forth in Section 4.6(a).

“Parent Stock Plans” has the meaning set forth in Section 4.3(a).

“Parent Stockholder Approval” shall mean the affirmative vote of the holders of a majority of the outstanding shares of Parent Common Stock entitled to vote to approve the issuance of the Merger Consideration in the Merger represented at a meeting at which a quorum is present in accordance with the OBCA, the Parent Charter and the rules of the NASDAQ Global Market.

“Parent Stockholders” means the holders of Parent Common Stock.

“Parent Stockholders Meeting” shall have the meaning set forth in Section 6.1(b).

“Parent Subsidiary” means any Subsidiary of Parent (including Merger Sub) and “Parent Subsidiaries” means all of the Subsidiaries of Parent.

“Parent Superior Proposal” shall have the meaning set forth in Section 5.5(d).

“Parent Takeover Proposal” shall have the meaning set forth in Section 5.5(d).

“Permit” means any and all permits, licenses, authorizations, certificates, franchises, registrations or other approvals granted by any Governmental Entity.

“Permitted Encumbrances” means the following: (a) Liens for taxes, assessments and other governmental charges not delinquent or which are currently being contested in good faith by appropriate proceedings; provided that, in the latter case, the specified Person or one of its Subsidiaries will have set aside on its books adequate reserves with respect thereto; (b) mechanics’ and materialmen’s Liens not filed of record and similar charges not delinquent or which are filed of record but are being contested in good faith by appropriate proceedings; provided that, in the latter case, the specified Person or one of its Subsidiaries will have set aside on its books adequate reserves with respect thereto; (c) Liens in respect of judgments or awards with respect to which the specified Person or one of its Subsidiaries will in good faith currently be prosecuting an appeal or other proceeding for review and with respect to which such Person or such Subsidiary will have secured a stay of execution pending such appeal or such proceeding for review; provided that, such Person or such Subsidiary will have set aside on its books adequate reserves with respect thereto; (d) easements, leases, reservations or other rights of others in, or minor defects and irregularities in title to, property or assets of a specified Person or any of its Subsidiaries; provided that such easements, leases, reservations, rights, defects or irregularities do not materially impair the use of such property or assets for the purposes for which they are held; (e) any Lien or privilege vested in any lessor or licensor for rent or other obligations of a specified Person or any of its Subsidiaries thereunder so long as the payment of such rent or the performance of such obligations is not delinquent; and (f) encumbrances which secure deposits of public funds as required by Law.

“Person” means an individual, partnership, limited liability company, corporation, joint stock company, trust, estate, joint venture, association or unincorporated organization, or any other form of business or professional entity, but does not include a Governmental Entity or Court.

“Registration Statement” has the meaning set forth in Section 4.5.

“Regulation” means any rule or regulation of any Governmental Entity having the effect of Law.

“Regulation S-K” means 17 CFR § 229.10, et seq.

“Regulation S-X” means 17 CFR § 210.1-01, et seq.

“Representative” means any officer, director, employee, accountant, counsel, financial advisor, agent or other representative of the specified Person.

“Restricted Stock Agreement” has the meaning set forth in Section 2.3(c).

“Rights Plan” means the Amended and Restated Rights Agreement, dated as of March 1, 2001, between Parent and Mellon Investor Services LLC, as amended.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the Regulations promulgated thereunder.

“Shares” has the meaning set forth in Section 2.1(d).

“Sherman Act” means the Sherman Antitrust Act, 15 U.S.C. §§1-7, as amended.

“Solvent” means, with respect to any Person, that (i) the property of such Person, at a fair valuation, exceeds the sum of its debts (including contingent and unliquidated debts), (ii) the present fair saleable value of the property of such Person exceeds the amount that will be required to pay such Person’s probable liability on its existing debts as they become absolute and matured, (iii) such Person does not have unreasonably small capital with which to conduct its business and (iv) such Person does not intend or believe that it will incur debts beyond its ability to pay as they mature. For purposes of this definition, the amount of contingent or unliquidated liabilities at any time shall be the amount which, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become actual or matured liabilities.

“SOX” means the Sarbanes-Oxley Act of 2002, and the Regulations promulgated thereunder.

A “Subsidiary” of a specified Person means any corporation, partnership, limited liability company, joint venture or other legal entity of which the specified Person (either alone or through or together with any other Subsidiary) owns, directly or indirectly, fifty percent (50%) or more of the stock or other equity or partnership interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

“Surviving Company” shall have the meaning set forth in Section 1.1.

“Surviving Company Employee Plan” shall have the meaning set forth in Section 6.7(b).

“Tax Proceedings” has the meaning set forth in Section 3.15(b).

“Tax Returns” means all returns, declarations, reports, information returns or reports, elections, claims for refund or other statements or forms relating to Taxes, including all schedules or attachments thereto, and including all amendments thereof.

“Taxes” means all taxes, charges, imposts, tariffs, fees, levies or other similar assessments or liabilities, including income taxes, ad valorem taxes, excise taxes, withholding taxes, stamp taxes or other taxes of or with respect to gross receipts, premiums, real property, personal property, windfall profits, sales, use, transfers, licensing, employment, payroll and franchises imposed by or under any Law; and such terms will include any interest, fines, penalties, assessments or additions to tax resulting from, attributable to or incurred in connection with any such tax or any contest or dispute thereof.

“Termination Fee” shall have the meaning set forth in Section 8.3(b).

“Third Party” means, (i) with respect to the Company, and Person or group other than Parent, Merger Sub or any Affiliate thereof, and (ii) with respect to Parent, any Person or group other than the Company or an Affiliate thereof.

“Transfer Agent” has the meaning set forth in Section 2.6(a).

Section 9.2 Non-Survival of Representations, Warranties and Agreements. The representations, warranties and agreements in this Agreement shall terminate at the Effective Time or upon termination of this Agreement, except that the agreements set forth in Article II, Section 6.7 (Employee Benefit Plans), Section 6.8 (Indemnification of Directors and Officers), Section 8.3 (Expenses and Termination Fees) and this Article IX shall survive the Effective Time.

Section 9.3 Specific Performance. Parent, Merger Sub and the Company agree that money damages would not be a sufficient remedy for any breach of this Agreement by any party hereto. It is hereby agreed that each party shall be entitled to specific performance and injunctive or other equitable relief as a remedy for any such breach, and to enforce compliance with those covenants of any other party set forth in Article V or Article VI. In connection with any request for specific performance or equitable relief by any party, each party waives any requirement for the security or posting of any bond in connection with such remedy. Such remedy shall not be deemed to be the exclusive remedy for breach of this Agreement but shall be in addition to all other remedies available at law or equity to each party.

Section 9.4 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given when delivered personally (including by courier or overnight courier with confirmation), telecopied (with confirmation), or delivered by an overnight courier (with confirmation) to the parties at the following addresses or sent by electronic transmission to the telecopier number specified below:

(a)	If to the Parent or Merger Sub, to:

Electro Scientific Industries, Inc.

13900 NW Science Park Drive

Portland, OR 97229

Attention: Nicholas Konidaris

Fax No.: (503) 671-5698

with a copy to:

Stoel Rives LLP

900 SW Fifth Avenue, Suite 2600

Portland, OR 97204

Attention: Henry H. Hewitt, Esq.

Steven Hull, Esq.

Fax No.: (503) 220-2480

(b)	If to the Company, to:

Zygo Corporation

Laurel Brook Road

Middlefield, CT 06455

Attention: J. Bruce Robinson

Fax No.: (860) 347-8372

with a copy to:

Fulbright & Jaworski L.L.P.

666 Fifth Avenue, 31st Floor

New York, NY 10103

Attention: Paul Jacobs, Esq.

Sheldon G. Nussbaum, Esq.

Fax No.: (212) 318-3400

or to such other address or telecopier number as any party may, from time to time, designate in a written notice given in a like manner.

Section 9.5 Amendments and Waivers. Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that an amendment made subsequent to adoption of this Agreement by the Company Stockholders shall not (a) alter or change the amount or kind of consideration to be received on conversion of Company Common Stock or (b) alter or change any of the terms and conditions of this Agreement if such alteration or change would adversely affect the Company Stockholders in any material respect.

Section 9.6 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void, invalid or unenforceable, the remainder of this Agreement shall continue in full force and effect and the application of such provision to other Persons or circumstances shall be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such illegal, void, invalid or unenforceable provision of this Agreement with a legal, valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such illegal, void, invalid or unenforceable provision.

Section 9.7 Entire Agreement. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including the Exhibits, the Company Disclosure Letter and the Parent Disclosure Letter, constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement or the Closing, in accordance with its terms. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NONE OF PARENT, MERGER SUB OR THE COMPANY MAKES ANY OTHER REPRESENTATIONS OR WARRANTIES AND EACH HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES MADE BY ITSELF OR ANY OF ITS OFFICERS, DIRECTORS, EMPLOYEES, AGENTS, FINANCIAL AND LEGAL ADVISORS OR OTHER REPRESENTATIVES, WITH RESPECT TO THE EXECUTION AND DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO ANY OTHER PARTY OR ANY OTHER PARTY’S REPRESENTATIVES OF ANY DOCUMENT OR OTHER INFORMATION WITH RESPECT TO ONE OR MORE OF THE FOREGOING.

Section 9.8 Assignment. Neither this Agreement nor any of the rights, interests or obligations shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

Section 9.9 Third Party Beneficiaries. Except for (a) the rights of the Company Stockholders to receive the Merger Consideration after the Effective Time, (b) the rights of holders of Company equity awards pursuant to Section 2.3, (c) the provisions of Section 6.7(c), and (d) the provisions of Section 6.8 (Indemnification of Directors and Officers), this Agreement is not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder.

Section 9.10 Governing Law; Exclusive Jurisdiction.

(a) THIS AGREEMENT AND THE AGREEMENTS, INSTRUMENTS AND DOCUMENTS CONTEMPLATED HEREBY AND ALL DISPUTES BETWEEN THE PARTIES UNDER OR RELATING TO THIS AGREEMENT OR THE FACTS AND CIRCUMSTANCES LEADING TO ITS EXECUTION, WHETHER IN CONTRACT, TORT OR OTHERWISE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE (WITHOUT REFERENCE TO SUCH STATE’S PRINCIPLES OF CONFLICTS OF LAW). THE DELAWARE COURT OF CHANCERY SITTING IN WILMINGTON, DELAWARE (AND IF THE DELAWARE COURT OF CHANCERY SHALL BE UNAVAILABLE, ANY DELAWARE STATE COURT AND THE FEDERAL COURT OF THE UNITED STATES OF AMERICA SITTING IN THE STATE OF DELAWARE) WILL HAVE EXCLUSIVE JURISDICTION OVER ANY AND ALL DISPUTES BETWEEN THE PARTIES HERETO, WHETHER IN LAW OR EQUITY, BASED UPON, ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE AGREEMENTS, INSTRUMENTS AND DOCUMENTS CONTEMPLATED HEREBY OR THE FACTS AND CIRCUMSTANCES LEADING TO ITS EXECUTION, WHETHER IN CONTRACT, TORT OR OTHERWISE. EACH OF THE PARTIES IRREVOCABLY CONSENTS TO AND AGREES TO SUBMIT TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS, AGREES THAT PROCESS MAY BE SERVED UPON THEM IN ANY MANNER AUTHORIZED BY THE LAWS OF THE STATE OF DELAWARE, AND HEREBY WAIVES, AND AGREES NOT TO ASSERT IN ANY SUCH DISPUTE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY CLAIM THAT (i) SUCH PARTY IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF SUCH COURTS, (ii) SUCH PARTY AND SUCH PARTY’S PROPERTY IS IMMUNE FROM ANY LEGAL PROCESS ISSUED BY SUCH COURTS OR (iii) ANY LITIGATION COMMENCED IN SUCH COURTS IS BROUGHT IN AN INCONVENIENT FORUM.

Section 9.11 Waiver of Jury Trial. THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT WHICH ANY PARTY MAY HAVE TO TRIAL BY JURY IN RESPECT OF ANY PROCEEDING, LITIGATION OR COUNTERCLAIM BASED ON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY. IF THE SUBJECT MATTER OF ANY LAWSUIT IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY TO THIS AGREEMENT SHALL PRESENT AS A NON-COMPULSORY COUNTERCLAIM IN ANY SUCH LAWSUIT ANY CLAIM BASED ON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT. FURTHERMORE, NO PARTY TO THIS AGREEMENT SHALL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL CANNOT BE WAIVED.

Section 9.12 Disclosure Letters. Disclosure of any matter in any section of the Company Disclosure Letter or the Parent Disclosure Letter shall be deemed to be disclosed with respect to any other Section of this Agreement to which the relevance of such information is reasonably apparent on its face. The mere inclusion of an item in such Company Disclosure Letter or the Parent Disclosure Letter as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would have a Company Material Adverse Effect or a Parent Material Adverse Effect, as applicable.

Section 9.13 Interpretation; Rules of Construction. When a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The phrase “the date of this Agreement” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date set forth in the first paragraph of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement. As used in this Agreement, (i) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation,” (ii) the word “or” shall not be exclusive, (iii) the words “hereof,” “herein,” “hereunder” and “hereto” words of similar import refer to this Agreement as a whole (including any Exhibits and Schedules hereto) and not to any particular provision of this Agreement, (iv) all references to any period of days shall be to the relevant number of calendar days unless otherwise specified, (v) all references to dollars or $ shall be references to United States dollars, and (vi) all accounting terms shall have their respective meanings under GAAP. All terms defined in this Agreement will have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes. The parties hereto have participated jointly in the negotiating and drafting of this Agreement and, in the event an ambiguity or question of intent arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Section 9.14 Personal Liability. Neither this Agreement nor any other document delivered in connection with this Agreement shall create or be deemed to create or permit any personal liability or obligation on the part of any officer or director or manager of the Company or of Parent or Merger Sub.

Section 9.15 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. Facsimile or PDF transmission of any signature will be deemed the same as delivery of an original.

(Signature Page Follows)

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ZYGO CORPORATION

By:	/s/ J. BRUCE ROBINSON
Name:	J. Bruce Robinson
Title:	President and Chief Executive Officer

ELECTRO SCIENTIFIC INDUSTRIES, INC.

By:	/s/ NICHOLAS KONIDARIS
Name:	Nicholas Konidaris
Title:	President and Chief Executive Officer

ZIRKON MERGER SUB, LLC

By:	Electro Scientific Industries, Inc., its Manager

	By:	/s/ NICHOLAS KONIDARIS
	Name:	Nicholas Konidaris
	Title:	President and Chief Executive Officer

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

Execution Copy

AMENDMENT NO. 1 TO

AGREEMENT AND PLAN OF

MERGER AND REORGANIZATION

AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER AND REORGANIZATION, dated as of December 2, 2008 (the “Amendment”), by and among Electro Scientific Industries, Inc., an Oregon corporation (“Parent”), Zirkon Merger Sub, LLC, a Delaware limited liability company (“Merger Sub”), and Zygo Corporation, a Delaware corporation (the “Company”). Capitalized terms not defined herein shall have the meanings set forth in the Agreement (as defined below).

WHEREAS, Parent, Merger Sub and the Company have entered into that certain Agreement and Plan of Merger and Reorganization, dated as of October 15, 2008 (the “Agreement”);

WHEREAS, the parties wish to correct certain typographic errors in the Agreement;

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree to amend the Agreement, effective as of the date hereof, as follows:

1.	In clause (iv)(B) of Section 5.3(c), the word “Company” is hereby replaced with “Parent.”

2.	In Section 5.3(i), the phrase “the Company or any Company Subsidiary” is hereby replaced with “Parent or any Parent Subsidiary.”

3.	In the definition of “Parent Material Adverse Effect” in Section 9.1, the word “Company” in clause (i) is hereby replaced with “Parent” and the phrase “Parent and Merger Sub” in clause (v) is hereby replaced with “the Company.”

4.	Except as set forth in Sections 1, 2 and 3 hereof, the terms of the Agreement are unchanged and remain in full force and effect.

(Signature Page Follows)

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

ELECTRO SCIENTIFIC INDUSTRIES, INC.

By:	/s/ NICHOLAS KONIDARIS
Name:	Nicholas Konidaris
Title:	President & CEO

ZIRKON MERGER SUB, LLC

By:	Electro Scientific Industries, Inc.,
its Manager

By:	/s/ NICHOLAS KONIDARIS
Name:	Nicholas Konidaris
Title:	President & CEO

ZYGO CORPORATION

By:	/s/ J. BRUCE ROBINSON
Name:	J. Bruce Robinson
Title:	Chairman & CEO

Annex B

Needham & Company, LLC 445 Park Avenue, New York, NY 10022 (212) 371-8300

October 15, 2008

Board of Directors

Electro Scientific Industries, Inc.

13900 NW Science Park Drive

Portland, OR 97229

Gentlemen:

We understand that Electro Scientific Industries, Inc. (“Parent”), Zygo Corporation (the “Company”), and a wholly-owned subsidiary of Parent (“Merger Sub”) propose to enter into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) whereby, upon the terms and subject to the conditions set forth in the Merger Agreement, the Company will be merged with and into Merger Sub and will continue as a wholly-owned subsidiary of Parent (the “Merger”). The terms and conditions of the Merger will be set forth more fully in the Merger Agreement.

Pursuant to the proposed Merger Agreement, we understand that, at the Effective Time (as defined in the Merger Agreement), each issued and outstanding share of common stock, $0.10 par value, of the Company (“Company Common Stock”) (other than shares owned by the Company, Parent, Merger Sub or any subsidiary of Parent or Merger Sub) will be converted into the right to receive 1.0233 (the “Exchange Ratio”) shares of common stock, without par value, of Parent (“Parent Common Stock”).

You have asked us to advise you as to the fairness, from a financial point of view, to Parent of the Exchange Ratio pursuant to the Merger Agreement.

For purposes of this opinion we have, among other things: (i) reviewed a draft of the Merger Agreement dated October 15, 2008; (ii) reviewed certain publicly available information concerning Parent and the Company and certain other relevant financial and operating data of Parent and the Company furnished to us by Parent and the Company; (iii) reviewed the historical stock prices and trading volumes of Parent Common Stock and Company Common Stock; (iv) held discussions with members of management of Parent and the Company concerning the current operations of and future business prospects for Parent and the Company and joint prospects for the combined companies, including the potential cost savings and other synergies that may be achieved by the combined companies; (v) reviewed certain financial forecasts with respect to Parent and the Company prepared by the respective managements of Parent and the Company and held discussions with members of such managements concerning those forecasts; (vi) compared certain publicly available financial data of companies whose securities are traded in the public markets and that we deemed relevant to similar data for the Company; (vii) reviewed the financial terms of certain other business combinations that we deemed generally relevant; and (viii) reviewed such other financial studies and analyses and considered such other matters as we have deemed appropriate.

Boston: One Post Office Square, Suite 1900, Boston, MA 02109 (617) 457-0900

Menlo Park, CA: 3000 Sand Hill Road, Building 2, Suite 190, Menlo Park, CA 94025 (650) 854-9111

San Francisco, CA: One Ferry Building, Suite 240, San Francisco, CA 94111 (415) 262-4860

Board of Directors Electro Scientific Industries, Inc. October 15, 2008 Page 2

Needham & Company, LLC

In connection with our review and in arriving at our opinion, we have assumed and relied on the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us for purposes of this opinion and have neither attempted to verify independently nor assumed responsibility for verifying any of such information. In addition, we have assumed, with your consent, that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986 and that the Merger will be consummated upon the terms and subject to the conditions set forth in the draft Merger Agreement dated October 15, 2008 without waiver, modification or amendment of any material term, condition or agreement thereof and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Parent, the Company or the contemplated benefits of the Merger. With respect to the financial forecasts for Parent and the Company provided to us by management, we have assumed, with your consent and based upon discussions with management, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management, at the time of preparation, of the future operating and financial performance of Parent and the Company and the combined companies, and we have relied, without independent verification, upon the estimates of management of the potential cost savings and other synergies, including the amount and timing thereof, that may be achieved as a result of the proposed Merger. We express no opinion with respect to any of such forecasts (including such synergies) or the assumptions on which they were based.

We have not assumed any responsibility for or made or obtained any independent evaluation, appraisal or physical inspection of the assets or liabilities of Parent or the Company nor have we evaluated the solvency or fair value of Parent or the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. Further, our opinion is based on economic, monetary and market conditions as they exist and can be evaluated as of the date hereof and we assume no responsibility to update or revise our opinion based upon circumstances and events occurring after the date hereof. Our opinion as expressed herein is limited to the fairness, from a financial point of view, to Parent of the Exchange Ratio pursuant to the Merger Agreement and we express no opinion as to the fairness of the Merger to the holders of any other class of securities, creditors or other constituencies of Parent, Parent’s underlying business decision to engage in the Merger or the relative merits of the Merger as compared to other business strategies that might be available to Parent. In addition, we express no opinion with respect to the amount or nature or any other aspect of any compensation payable to or to be received by any officers, directors or employees of any party to the Merger, or any class of such persons, relative to the Exchange Ratio pursuant to the Merger Agreement or with respect to the fairness of any such compensation. Our opinion does not constitute a recommendation to any shareholder of Parent as to how such shareholder should vote with respect to the proposed Merger.

We are not expressing any opinion as to the value of Parent Common Stock when issued pursuant to the Merger or the prices at which Parent Common Stock or Company Common Stock will actually trade at any time.

We have been engaged by Parent as financial advisor in connection with the Merger and to render this opinion and will receive fees for our services, a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent on the consummation of the Merger. In addition, Parent has agreed to indemnify us for certain liabilities arising out of our role as financial advisor and out of the rendering of this opinion and to reimburse us for our out-of-pocket expenses. We have in the past two years provided investment banking and financial advisory services to Parent unrelated to the proposed Merger, including financial advisory services in connection with Parent’s acquisition of New Wave Research, Inc., and have received customary fees

Board of Directors Electro Scientific Industries, Inc. October 15, 2008 Page 3

Needham & Company, LLC

for those services. We may in the future provide investment banking and financial advisory services to Parent, the Company and their respective affiliates unrelated to the proposed Merger, for which services we would expect to receive compensation. In the ordinary course of our business, we may actively trade the equity securities of Parent and the Company for our own account or for the accounts of customers or affiliates and, accordingly, may at any time hold a long or short position in such securities.

This letter and the opinion expressed herein are provided at the request and for the information of the Board of Directors of Parent and may not be quoted or referred to or used for any purpose without our prior written consent, except that this letter may be disclosed in connection with any registration statement or proxy statement used in connection with the Merger provided that this letter is quoted in full in such registration statement or proxy statement. This opinion has been approved by a fairness committee of Needham & Company, LLC.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio pursuant to the Merger Agreement is fair to Parent from a financial point to view.

Very truly yours,

NEEDHAM & COMPANY, LLC

Annex C

Goldman, Sachs & Co. | 85 Broad Street | New York, New York 10004
Tel: 212-902-1000 | Fax: 212-902-3000

PERSONAL AND CONFIDENTIAL

October 15, 2008

Board of Directors

Zygo Corporation

Laurel Brook Road

Middlefield, CT 06455

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, par value $0.10 per share (the “Zygo Common Stock”), of Zygo Corporation (the “Company”) of the exchange ratio of 1.0233 shares of common stock, without par value (the “ESI Common Stock”), of Electro Scientific Industries Inc. (“ESI”), to be paid for each share of Zygo Common Stock (the “Exchange Ratio”) pursuant to the Agreement and Plan of Merger, dated as of October 15, 2008 (the “Agreement”), by and among the Company, ESI, and Zirkon Merger Sub, LLC, a wholly owned subsidiary of ESI.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company, ESI and any of their respective affiliates or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”) for their own account and for the accounts of their customers. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. In addition, we have provided certain investment banking and other financial services to the Company and its affiliates from time to time, including having acted as agent with respect to the Company’s program to repurchase shares of Zygo Common Stock announced in August 2007. We also have provided certain investment banking and other financial services to ESI and its affiliates from time to time, including having acted as agent with respect to ESI’s program to repurchase shares of ESI Common Stock announced in March 2007. We also may provide investment banking and other financial services to the Company ESI and their respective affiliates in the future. In connection with the above-described services we have received, and may receive, compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended June 30, 2008; annual reports to stockholders and Annual Reports on Form 10-K of ESI for the four fiscal years ended June 2, 2007 and the 10-month fiscal period ended March 29, 2008; certain interim reports to stockholders and Quarterly

Board of Directors

Zygo Corporation

October 15, 2008

Page Two

Reports on Form 10-Q of the Company and ESI; certain other communications from the Company and ESI to their respective stockholders; certain publicly available research analyst reports for the Company and ESI; certain internal financial analyses and forecasts for the Company prepared by its management and approved for our use by the Company (the “Company Forecasts”); certain internal financial analyses and forecasts for ESI prepared by its management, as adjusted by the management of the Company and approved for our use by the Company (the “ESI Forecasts”); and certain cost savings and operating synergies projected by the management of the Company to result from the Transaction and approved for our use by the Company (the “Synergies”). We also have held discussions with members of the senior managements of the Company and ESI regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of ESI and have held discussions with the members of the senior management of the Company regarding the past and current business operations, financial condition and future prospects of the Company, including their views on the risks and uncertainties of achieving the Company Forecasts, in particular with respect to the Company’s estimated of its financial performance in fiscal year 2009. In addition, we have reviewed the reported price and trading activity for the shares of Zygo Common Stock and the shares of ESI Common Stock, compared certain financial and stock market information for the Company and ESI with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the semiconductor equipment industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us. In that regard, we have assumed with your consent that the Company Forecasts, the ESI Forecasts and the Synergies have been reasonably prepared. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or ESI or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We also have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or ESI or on the expected benefits of the Transaction in any way meaningful to our analysis. Our opinion does not address any legal, regulatory, tax or accounting matters.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company. This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the Exchange Ratio pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction, including, without limitation, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company or ESI; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company or ESI, or class of such persons in connection with the Transaction, whether relative to the 1.0233 shares of ESI Common Stock to be paid for each share of Zygo Common Stock pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which shares of ESI Common Stock will trade at any time. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board

Board of Directors

Zygo Corporation

October 15, 2008

Page Three

of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of shares of Zygo Common Stock should vote with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the holders of the outstanding shares of Zygo Common Stock.

Very truly yours,

(GOLDMAN, SACHS & CO.)

Annex D

ELECTRO SCIENTIFIC INDUSTRIES, INC.

1990 EMPLOYEE STOCK PURCHASE PLAN

As Amended*

1. Purpose of the Plan. Electro Scientific Industries, Inc. (the “Company”) believes that ownership of shares of its Common Stock by employees of the Company and its Participating Subsidiaries (hereinafter defined) is desirable as an incentive to better performance and improvement of profits, and as a means by which employees may share in the rewards of growth and success. The purpose of the Company’s 1990 Employee Stock Purchase Plan (the “Plan”) is to provide a convenient means by which employees of the Company and Participating Subsidiaries may purchase the Company’s shares through payroll deductions and a method by which the Company may assist and encourage such employees to become share owners.

2. Shares Reserved for the Plan. There are ~~1,900,000~~3,900,000 shares of the Company’s authorized but unissued or reacquired Common Stock, no par value, reserved for purposes of the Plan. The number of shares reserved for the Plan and other share limits in the Plan are subject to adjustment in the event of any stock dividend, stock split, combination of shares, recapitalization or other change in the outstanding Common Stock of the Company. The determination of whether an adjustment shall be made and the manner of any such adjustment shall be made by the Board of Directors of the Company, which determination shall be conclusive.

3. Administration of the Plan. The Plan shall be administered by the Board of Directors. The Board of Directors may promulgate rules and regulations for the operation of the Plan, adopt forms for use in connection with the Plan, and decide any question of interpretation of the Plan or rights arising thereunder. The Board of Directors may consult with counsel for the Company on any matter arising under the Plan. All determinations and decisions of the Board of Directors shall be conclusive. Notwithstanding the foregoing, the Board of Directors, if it so desires, may delegate to the Compensation Committee of the Board the authority for general administration of the Plan.

4. Eligible Employees. Except as indicated below, all full-time employees of the Company, all full-time employees of each limited liability company wholly owned by the Company and all full-time employees of each of the Company’s subsidiary corporations which is designated by the Board of Directors of the Company as a participant in the Plan (such participating subsidiary being hereinafter called a “Participating Subsidiary”) are eligible to participate in the Plan. Any employee who would, after a purchase of shares under the Plan, own or be deemed (under Section 424(d) of the Internal Revenue Code of 1986, as amended (the “Code”)) to own stock (including stock subject to any outstanding options held by the employee) possessing 5 percent or more of the total combined voting power or value of all classes of stock of the Company or any parent or subsidiary of the Company, shall be ineligible to participate in the Plan. A “full-time employee” is one who is in the active service of the Company or a Participating Subsidiary excluding, however, any employee whose customary employment is 20 hours or less per week or whose customary employment is for not more than five months per calendar year.

5. Offerings.

(a) Offerings and Purchase Periods. Beginning January 15, 2008, the Plan shall be implemented by a series of overlapping 24-month offerings (the “Offerings”), with a new Offering commencing on February 15, May 15, August 15 and November 15 of each year; provided, however, that in 2008 the first Offering will commence on January 15 rather than February 15. Accordingly, up to eight separate Offerings may be in process at any time, but an employee may only participate in one Offering at a time. The first day of each Offering is the “Offering Date” for that Offering and each Offering shall end on the day before the second anniversary of its Offering Date.

*	Matter in bold and underlined is new; matter crossed out has been deleted.

Each Offering shall be divided into eight three-month Purchase Periods, one of which shall end on each February 14, May 14, August 14 and November 14 during the term of the Offering. The last day of each Purchase Period is a “Purchase Date” for the applicable Offering. Notwithstanding the foregoing, (1) any Offering that began on or before October 15, 2007 shall be governed by the Plan as amended October 15, 2004 (including applicable Purchase Dates on January 14, April 14, July 14 and October 14), and (2) the Offering that begins on January 15, 2008 shall end on February 14, 2010 and the first Purchase Date relating to such Offering shall be on May 14, 2008.

(b) Grants; Limitations. On each Offering Date, each eligible employee shall be granted an option under the Plan to purchase shares of Common Stock on the Purchase Dates for the Offering for the price determined under paragraph 7 of the Plan exclusively through payroll deductions authorized under paragraph 6 of the Plan; provided, however, that (a) no option shall permit the purchase of more than 500 shares on any Purchase Date, and (b) no option may be granted under the Plan that would allow an employee’s right to purchase shares under all stock purchase plans of the Company and its parents and subsidiaries to which Section 423 of the Code applies to accrue at a rate that exceeds $25,000 of fair market value of shares (determined at the date of grant) for each calendar year in which such option is outstanding.

(c) Insufficient Shares. If there is an insufficient number of reserved shares of Common Stock to permit the full exercise of all existing rights to purchase shares, or if the legal obligations of the Company prohibit the issuance of all shares purchasable upon the full exercise of such rights, the plan administrator shall make a pro rata allocation of the shares remaining available in as nearly a uniform and equitable manner as possible, based pro rata on the aggregate amounts then credited to each participant’s account. In such event, payroll deductions to be made shall be reduced accordingly and the plan administrator shall give written notice of such reduction to each participant affected thereby. Any amount remaining in a participant’s account immediately after all available shares have been purchased will be promptly remitted to such participant. Determinations made by the plan administrator in this regard shall be final, binding and conclusive on all persons. No deductions shall be permitted under the Plan after the Company determines that no shares are available.

6. Participation in the Plan.

(a) Initiating Participation. An eligible employee may participate in an Offering under the Plan by filing with the Company no later than 4:00 p.m., Pacific time on the Offering Date for the Offering in which the employee desires to participate, forms furnished by the Company, a subscription and payroll deduction authorization. Once filed, a subscription and payroll deduction authorization shall remain in effect for Offerings unless amended or terminated. The payroll deduction authorization will authorize the employing corporation to make payroll deductions from each of the participant’s paychecks during an Offering other than a paycheck issued on the Offering Date. Payroll deductions from any paycheck may not be less than 1 percent or more than 15 percent of the gross amount of base pay plus commissions, if any, payable to the participant for the period covered by the paycheck. If payroll deductions are made by a Participating Subsidiary, that corporation will promptly remit the amount of the deductions to the Company.

(b) Amending or Terminating Participation. After a participant has begun participating in the Plan by initiating payroll deductions, the participant may not amend the payroll deduction authorization except that (a) a participant may amend payroll deductions once during each calendar quarter and (b) the participant may terminate participation in the Plan at any time prior to the tenth day before a Purchase Date by written notice to the Company. A permitted change in payroll deductions shall be effective for any pay period only if written notice is received by the Company at least three business days prior to the payroll effective date published by the Company for that pay period. Participation in the Plan shall also terminate when a participant ceases to be an eligible employee for any reason, including death or retirement. A participant may not reinstate participation in the Plan with respect to a particular Offering after once terminating participation in the Plan with respect to that Offering. Upon termination of a participant’s participation in the Plan, all amounts deducted from the participant’s pay and not previously used to purchase shares under the Plan shall be returned to the participant.

(c) Suspension of Payroll Deductions When Limitations on Participation Are Exceeded. As a result of the limitations described above under paragraph 5(b), the amount of a participant’s payroll deductions during any portion of an Offering may exceed the maximum amount that can be applied to purchase shares on the next Purchase Date of that Offering. If this occurs, then, as soon as practicable following the participant’s written request (or earlier in the Company’s discretion), payroll deductions from the participant shall be suspended and any such excess amounts shall be refunded to the participant. Such suspension shall not result either in termination of the participant’s participation in the Offering or ineligibility of the participant for enrollment in any new Offering. Payroll deductions at the rate set forth in the participant’s then effective payroll deduction authorization form shall automatically resume for any period under the Plan during which, after application of the limitations in paragraph 5(b), the participant is eligible to purchase any Common Stock under the Plan on the next Purchase Date unless the participant terminates participation in accordance with paragraph 6(b).

7. Option Price. The price at which shares shall be purchased on any Purchase Date in an Offering shall be the lower of (a) 85% of the fair market value of a share of Common Stock on the Offering Date of the Offering (or the preceding trading day if the Offering Date is not a trading day) or (b) 85% of the fair market value of a share of Common Stock on the Purchase Date (or the preceding trading day if the Purchase Date is not a trading day). The fair market value of a share of Common Stock on any date shall be the closing price of the Common Stock on that trading day as reported by NASDAQ or, if the Common Stock is not reported on NASDAQ, such other reported value of the Common Stock as shall be specified by the Board of Directors.

8. Automatic Withdrawal and Re-enrollment. If the fair market value of a share of Common Stock on any new Offering Date is less than or equal to the fair market value of a share of Common Stock on the participant’s current Offering Date, every participant in that Offering shall automatically (a)be withdrawn from such Offering after the acquisition of the shares of Common Stock on such Purchase Date that precedes the new Offering Date and (b) be enrolled in the new Offering commencing on the day after such Purchase Date.

9. Purchase of Shares. All amounts withheld from the pay of a participant shall be credited to his or her account under the Plan by the Custodian appointed under paragraph 10. No interest will be paid on such accounts, unless otherwise determined by the Board of Directors. On each Purchase Date, the amount of the account of each participant will be applied to the purchase of whole shares by such participant from the Company at the price determined under paragraph 7. Any cash balance remaining in a participant’s account after a Purchase Date because it was less than the amount required to purchase a full share shall be retained in the participant’s account for the next Purchase Period. Any other amounts in a participant’s account after a Purchase Date as a result of the limitations in paragraph 5(b) will be repaid to the participant.

10. Delivery and Custody of Shares. Shares purchased by participants pursuant to the Plan will be delivered to and held in the custody of such investment or financial firm (the “Custodian”) as shall be appointed by the Board of Directors. The Custodian may hold in nominee or street name certificates for shares purchased pursuant to the Plan, and may commingle shares in its custody pursuant to the Plan in a single account without identification as to individual participants. By appropriate instructions to the Custodian on forms to be provided for that purpose, a participant may from time to time (a) transfer into the participant’s own name of all or part of the shares held by the Custodian for the participant’s account and delivery of such shares to the participant; (b) transfer of all or part of the shares held for the participant’s account by the Custodian to a regular individual brokerage account in the participant’s own name, either with the firm then acting as Custodian or with another firm, or (c) sell all or part of the shares held by the Custodian for the participant’s account at the market price at the time the order is executed and obtain remittance of the net proceeds of sale to the participant. Upon termination of participation in the Plan, the participant may elect to have the shares held by the Custodian for the account of the participant transferred and delivered in accordance with (a) above, transferred to a brokerage account in accordance with (b), or sold in accordance with (c).

11. Records and Statements. The Custodian will maintain the records of the Plan. As soon as practicable after each Purchase Date each participant will receive a statement showing the activity of his account since the preceding Purchase Date and the balance on the Purchase Date as to both cash and shares. Participants will be furnished such other reports and statements, and at such intervals, as the Board of Directors shall determine from time to time.

12. Expense of the Plan. The Company will pay all expenses incident to operation of the Plan, including costs of record keeping, accounting fees, legal fees, commissions and issue or transfer taxes on purchases pursuant to the Plan and on delivery of shares to a participant or into his or her brokerage account. The Company will not pay expenses, commissions or taxes incurred in connection with sales of shares by the Custodian at the request of a participant. Expenses to be paid by a participant will be deducted from the proceeds of sale prior to remittance.

13. Rights Not Transferable. The right to purchase shares under this Plan is not transferable by a participant, and such right is exercisable during the participant’s lifetime only by the participant. Upon the death of a participant, any shares held by the Custodian for the participant’s account shall be transferred to the persons entitled thereto under the laws of the state of domicile of the participant upon a proper showing of authority.

14. Dividends and Other Distributions. Cash dividends and other cash distributions, if any, on shares held by the Custodian will be paid currently to the participants entitled thereto unless the Company subsequently adopts a dividend reinvestment plan and the participant directs that his or her cash dividends be invested in accordance with such plan. Stock dividends and other distributions in shares of the Company on shares held by the Custodian shall be issued to the Custodian and held by it for the account of the respective participants entitled thereto.

15. Voting and Shareholder Communications. In connection with voting on any matter submitted to the shareholders of the Company, the Custodian will cause the shares held by the Custodian for each participant’s account to be voted in accordance with instructions from the participant or, if requested by a participant, will furnish to the participant a proxy authorizing the participant to vote the shares held by the Custodian for the participant’s account. Copies of all general communications to shareholders of the Company will be sent to participants participating in the Plan.

16. Tax Withholding. Each participant who has purchased shares under the Plan shall immediately upon notification of the amount due, if any, pay to the Company in cash amounts necessary to satisfy any applicable federal, state and local tax withholding determined by the Company to be required. If the Company determines that additional withholding is required beyond any amount deposited at the time of purchase, the participant shall pay such amount to the Company on demand. If the participant fails to pay the amount demanded, the Company may withhold that amount from other amounts payable by the Company to the participant, including salary, subject to applicable law.

17. Responsibility and Indemnity. Neither the Company, its Board of Directors, the Custodian, any Participating Subsidiary, nor any member, officer, agent, or employee of any of them, shall be liable to any participant under the Plan for any mistake of judgment or for any omission or wrongful act unless resulting from gross negligence, willful misconduct or intentional misfeasance. The Company will indemnify and save harmless its Board of Directors, the Custodian and any such member, officer, agent or employee against any claim, loss, liability or expense arising out of the Plan, except such as may result from the gross negligence, willful misconduct or intentional misfeasance of such entity or person.

18. Conditions and Approvals. The obligations of the Company under the Plan shall be subject to compliance with all applicable state and federal laws and regulations, compliance with the rules of any stock exchange on which the Company’s securities may be listed, and approval of such federal and state authorities or agencies as may have jurisdiction over the Plan or the Company. The Company will use its best effort to comply with such laws, regulations and rules and to obtain such approvals.

19. Amendment of the Plan. The Board of Directors of the Company may from time to time amend the Plan in any and all respects, except that without the approval of the shareholders of the Company, the Board of Directors may not increase the number of shares reserved for the Plan or decrease the purchase price of shares offered pursuant to the Plan.

20. Termination of the Plan. The Plan shall terminate when all of the shares reserved for purposes of the Plan have been purchased, provided that the Board of Directors in its sole discretion may (a) elect to continue the Plan in connection with the reservation of additional shares for purposes of the Plan or (b) at any time terminate the Plan without any obligation on account of such termination, except as hereinafter in this paragraph provided. Upon termination of the Plan, the cash and shares, if any, held in the account of each participant shall forthwith be distributed to the participant or to the participant’s order, provided that if prior to the termination of the Plan, the Board of Directors and shareholders of the Company shall have adopted and approved a substantially similar plan, the Board of Directors may in its discretion determine that the account of each participant under this Plan shall be carried forward and continued as the account of such participant under such other plan, subject to the right of any participant to request distribution of the cash and shares, if any, held for his account.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers of ESI

Oregon Corporate Law

The OBCA provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for conduct as a director, provided that no such provision shall eliminate or limit the liability of a director for any breach of the director’s duty of loyalty to the corporation or its stockholders, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, any distribution that is unlawful under the OBCA and any transaction from which the director derived an improper personal benefit.

The OBCA provides that a corporation may indemnify an individual made a party to a proceeding because the individual is or was a director against liability incurred in the proceeding if the conduct of the individual was in good faith; the individual reasonably believed that the individual’s conduct was in the best interests of the corporation, or at least not opposed to its best interests; and in the case of any criminal proceeding, the individual had no reasonable cause to believe the individual’s conduct was unlawful. Furthermore, the OBCA provides that, unless limited by its articles of incorporation, a corporation must indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director was a party because of being a director of the corporation against reasonable expenses incurred by the director in connection with the proceeding. A corporation may not indemnify a director in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in connection with any other proceeding charging improper personal benefit to the director in which the director was adjudged liable on the basis that personal benefit was improperly received by the director.

The OBCA further provides that a corporation may pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of final disposition of the proceeding if the director furnishes the corporation a written affirmation of the director’s good faith belief that the director has met the standard of conduct described in the OBCA and the director furnishes a written undertaking to repay the advance if it is ultimately determined that the director did not meet the standard of conduct.

The OBCA further provides that a corporation may purchase and maintain insurance on behalf of an individual against liability asserted against or incurred by the individual who is or was a director, officer, employee or agent of the corporation or who, while a director, officer, employee or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The corporation may purchase and maintain the insurance even if the corporation has no power to indemnify the individual against the same liability under the OBCA.

ESI

Article X of ESI’s articles of incorporation provides that no director of the corporation shall be personally liable to the corporation or its stockholders for monetary damages for conduct as a director, provided that such article shall not eliminate the liability of a director for any act or omission for which such elimination of liability is not permitted under the OBCA, as the same may be amended or supplemented from time to time.

Article VII of ESI’s articles of incorporation and ESI’s bylaws provide that the corporation shall indemnify to the fullest extent then permitted by law any person who is made, or threatened to be made, a party to an action, suit or proceeding, whether civil, criminal, administrative, investigative or otherwise (including an action, suit or proceeding by or in the right of the corporation) by reason of the fact that the person is or was a director or officer of the corporation or a fiduciary within the meaning of the Employee Retirement Income Security Act of 1974 with respect to any employee benefit plan of the corporation, or served at the request of the corporation as a director or officer, or as a fiduciary of an employee benefit plan, of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees), amounts paid in settlement, judgments, penalties and fines reasonably and actually incurred in connection therewith. ESI’s bylaws provide that the corporation may pay for or reimburse the reasonable expenses incurred by any current or former director, officer or employee in such proceeding in advance of the final disposition of the proceeding if the person sets forth in writing (a) the person’s good faith belief that the person is entitled to indemnification under ESI’s bylaws and (b) the person’s agreement to repay all advances if it is ultimately determined that the person is not entitled to indemnification under ESI’s bylaws.

ESI’s articles of incorporation and bylaws do not contain any special provisions regarding the corporation’s ability or obligation to purchase and maintain liability insurance on behalf of its directors, officers and employees.

Item 21.	Exhibits.

Exhibit Number	Description of Exhibit
2.1	Agreement and Plan of Merger and Reorganization, dated as of October 15, 2008, by and among ESI, Zirkon Merger Sub, LLC and Zygo. Incorporated by reference to Annex A to the Prospectus/Proxy Statement included in this registration statement.

2.2	Amendment No. 1 to the Agreement and Plan of Merger and Reorganization, dated as of December 2, 2008, by and among ESI, Zirkon Merger Sub, LLC and Zygo. Incorporated by reference to Annex A to the Prospectus/Proxy Statement included in this registration statement.

4.1	Amended and Restated Rights Agreement, dated as of March 1, 2001, between ESI and Mellon Investor Services, relating to rights issued to all holders of Company common stock. Incorporated by reference to Exhibit 4-A of ESI’s Annual Report on Form 10-K for the fiscal year ended June 2, 2001.

4.2	First Amendment to Amended and Restated Rights Agreement, dated as of August 26, 2002, between ESI and Mellon Investor Services LLC. Incorporated by reference to Exhibit 4 of ESI’s Current Report on Form 8-K filed on August 27, 2002.

4.3	Second Amendment to Amended and Restated Rights Agreement, dated as of August 20, 2008, between ESI and Mellon Investor Services LLC. Incorporated by reference to Exhibit 4 of ESI’s Current Report on Form 8-K filed on August 25, 2008.

5.1	Opinion of Stoel Rives LLP as to validity of the shares being issued in the merger.

8.1	Form of opinion of Stoel Rives LLP as to certain tax matters.

8.2	Form of opinion of Fulbright & Jaworski L.L.P. as to certain tax matters.

23.1	Consent of KPMG LLP.

23.2	Consent of Deloitte & Touche LLP.

23.3	Consent of Ernst & Young LLP.

23.4	Consent of Stoel Rives LLP (included as part of Exhibit 5.1).

23.5	Consent of Stoel Rives LLP (included as part of Exhibit 8.1).

23.6	Consent of Fulbright & Jaworski L.L.P. (included as part of Exhibit 8.2).

24.1	Power of Attorney (included on signature page).

99.1	Form of Proxy for ESI.

Exhibit Number	Description of Exhibit
99.2	Form of Proxy for Zygo.

99.3	Consent of Eugene G. Banucci to serve as a director of ESI.*

99.4	Consent of Youssef El-Mansy to serve as a director of ESI.*

99.5	Consent of Bruce W. Worster to serve as a director of ESI.*

99.6	Opinion of Needham & Company, LLC. Incorporated by reference to Annex B to the Prospectus/Proxy Statement included in this registration statement.

99.7	Opinion of Goldman, Sachs & Co. Incorporated by reference to Annex C to the Prospectus/Proxy Statement included in this registration statement.

99.8	ESI 1990 Employee Stock Purchase Plan, as amended. Incorporated by reference to Annex D to the Prospectus/Proxy Statement included in this registration statement.

99.9	Consent of Needham & Company, LLC.

99.10	Consent of Goldman, Sachs & Co.

*	To be filed by amendment.

Item 22.	Undertakings.

(A) The undersigned registrant hereby undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) that, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial, bona fide offering thereof.

(3) to remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(B) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to sections 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(C) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(D) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference in the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(E) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Portland, State of Oregon, on December 8, 2008.

ELECTRO SCIENTIFIC INDUSTRIES, INC.

By:	/s/ NICHOLAS KONIDARIS
Nicholas Konidaris President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Nicholas Konidaris, Paul Oldham and Kerry Mustoe attorneys-in-fact for the undersigned, each with the power of substitution, for the undersigned in any and all capacities to sign any and all amendments to this Registration Statement (including post-effective amendments and any registration statement related to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on December 8, 2008.

Signature	Title	Date

/S/ NICHOLAS KONIDARIS Nicholas Konidaris	President, Chief Executive Officer and Director (Principal Executive Officer)	December 8, 2008

/S/ PAUL OLDHAM Paul Oldham	Vice President of Administration, Chief Financial Officer and Corporate Secretary (Principal Financial Officer)	December 8, 2008

/S/ KERRY MUSTOE Kerry Mustoe	Vice President, Corporate Controller and Chief Accounting Officer (Principal Accounting Officer)	December 8, 2008

/S/ FREDERICK A. BALL Frederick A. Ball	Director	December 8, 2008

/S/ RICHARD J. FAUBERT Richard J. Faubert	Director	December 8, 2008

Signature	Title	Date

/S/ EDWARD C. GRADY Edward C. Grady	Director	December 8, 2008

/S/ BARRY L. HARMON Barry L. Harmon	Director	December 8, 2008

/S/ W. ARTHUR PORTER W. Arthur Porter	Director	December 8, 2008

/S/ GERALD F. TAYLOR Gerald F. Taylor	Director	December 8, 2008

/S/ KEITH L. THOMSON Keith L. Thomson	Director	December 8, 2008

/S/ JON D. TOMPKINS Jon D. Tompkins	Chairman of the Board	December 8, 2008

/S/ ROBERT R. WALKER Robert R. Walker	Director	December 8, 2008

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
2.1	Agreement and Plan of Merger and Reorganization, dated as of October 15, 2008, by and among ESI, Zirkon Merger Sub, LLC and Zygo. Incorporated by reference to Annex A to the Prospectus/Proxy Statement included in this registration statement.

2.2	Amendment No. 1 to the Agreement and Plan of Merger and Reorganization, dated as of December 2, 2008, by and among ESI, Zirkon Merger Sub, LLC and Zygo. Incorporated by reference to Annex A to the Prospectus/Proxy Statement included in this registration statement.

4.1	Amended and Restated Rights Agreement, dated as of March 1, 2001, between ESI and Mellon Investor Services, relating to rights issued to all holders of Company common stock. Incorporated by reference to Exhibit 4-A of ESI’s Annual Report on Form 10-K for the fiscal year ended June 2, 2001.

4.2	First Amendment to Amended and Restated Rights Agreement, dated as of August 26, 2002, between ESI and Mellon Investor Services LLC. Incorporated by reference to Exhibit 4 of ESI’s Current Report on Form 8-K filed on August 27, 2002.

4.3	Second Amendment to Amended and Restated Rights Agreement, dated as of August 20, 2008, between ESI and Mellon Investor Services LLC. Incorporated by reference to Exhibit 4 of ESI’s Current Report on Form 8-K filed on August 25, 2008.

5.1	Opinion of Stoel Rives LLP as to validity of the shares being issued in the merger.

8.1	Form of opinion of Stoel Rives LLP as to certain tax matters.

8.2	Form of opinion of Fulbright & Jaworski L.L.P. as to certain tax matters.

23.1	Consent of KPMG LLP.

23.2	Consent of Deloitte & Touche LLP.

23.3	Consent of Ernst & Young LLP.

23.4	Consent of Stoel Rives LLP (included as part of Exhibit 5.1).

23.5	Consent of Stoel Rives LLP (included as part of Exhibit 8.1).

23.6	Consent of Fulbright & Jaworski L.L.P. (included as part of Exhibit 8.2).

24.1	Power of Attorney (included on signature page).

99.1	Form of Proxy for ESI.

99.2	Form of Proxy for Zygo.

99.3	Consent of Eugene G. Banucci to serve as a director of ESI.*

99.4	Consent of Youssef El-Mansy to serve as a director of ESI.*

99.5	Consent of Bruce W. Worster to serve as a director of ESI.*

99.6	Opinion of Needham & Company, LLC. Incorporated by reference to Annex B to the Prospectus/Proxy Statement included in this registration statement.

99.7	Opinion of Goldman, Sachs & Co. Incorporated by reference to Annex C to the Prospectus/Proxy Statement included in this registration statement.

99.8	ESI 1990 Employee Stock Purchase Plan, as amended. Incorporated by reference to Annex D to the Prospectus/Proxy Statement included in this registration statement.

99.9	Consent of Needham & Company, LLC.

99.10	Consent of Goldman, Sachs & Co.

*	To be filed by amendment.